As filed with the Securities and Exchange Commission on August 5, 2015

Registration No. 333-205141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Planet Fitness, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7997	38-3942097
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

26 Fox Run Road

Newington, NH 03801

(603) 750-0001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chris Rondeau

Chief Executive Officer

Planet Fitness, Inc.

26 Fox Run Road

Newington, NH 03801

(603) 750-0001

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Fine Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Dorvin Lively Chief Financial Officer Planet Fitness, Inc. 26 Fox Run Road Newington, NH 03801 (603) 750-0001	D. Rhett Brandon John C. Ericson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, $0.0001 par value per share	15,525,000	$16.00	$248,400,000	$28,864.08

(1)	Includes 2,025,000 shares of Class A common stock that may be sold if the underwriters’ option to purchase additional shares granted by the Registrant is exercised.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 5, 2015

Preliminary prospectus

13,500,000 shares

Planet Fitness, Inc.

Class A common stock
$ per share

This is the initial public offering of Planet Fitness, Inc. We are selling 9,122,657 shares of our Class A common stock. The selling stockholders identified in this prospectus are offering an additional 4,377,343 shares of our Class A common stock. We currently expect the initial public offering price to be between $14.00 and $16.00 per share.

We will use the net proceeds that we receive from this offering to purchase issued and outstanding common membership interests, which we refer to as "Holdings Units," in Pla-Fit Holdings, LLC from certain existing owners, whom we refer to as "Continuing LLC Owners." There is no public market for the Holdings Units. The purchase price for the Holdings Units will be equal to the public offering price of our Class A common stock, less the underwriting discount referred to below.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses[1]	$	$
Proceeds to selling stockholders before expenses[1]	$	$

(1) We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting" for additional information regarding underwriting compensation.

We and the selling stockholders have granted the underwriters an option to purchase up to 2,025,000 additional shares of our Class A common stock.

Investing in our Class A common stock involves risk. See "Risk factors" beginning on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to investors on or about , 2015.

J.P. Morgan **BofA Merrill Lynch** **Jefferies** **Credit Suisse**

Guggenheim Securities **Baird** **William Blair** **Piper Jaffray** **Cowen and Company**

Prospectus dated , 2015

planet fitness
Cape Coral, Florida

WE'RE NOT A GYM. WE'RE PLANET FITNESS.

Friendly staff, brand name equipment, and a comfortable atmosphere, all for just $10 a month. Those are just a few of the things that make us, well, us. And with more than seven million members, we're one of the fastest growing health club franchises in the U.S.

planet fitness
Boston, Massachusetts

pf
planet fitness
the judgement free zone
Tribeca, NYC

pf
planet fitness
Revere, Massachusetts

you belong®
Life Cycle
you belong®
Life Cycle

you
belong!

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the selling stockholders nor the underwriters have authorized anyone to provide you with different information, and neither we nor the selling stockholders nor the underwriters take responsibility for any other information others may give you. Neither we nor the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

Industry and market data

This prospectus includes market data with respect to the health club industry. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third-party surveys, market research, consultant surveys, publicly available information and industry publications and surveys, including the International Health, Racquet & Sportsclub Association, which we believe to be reliable. In some cases, the information has been developed by us for purposes of this offering based on our existing data and is believed by us to have been prepared in a reasonable manner. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis. We believe this data to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because it cannot always be verified with complete certainty due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

Trademarks, trade names and service marks

We own or have rights to trademarks, trade names and service marks that we use in connection with the operation of our business, including “Planet Fitness,” “Judgement Free Zone,” “We’re Not a Gym. We’re Planet Fitness.,” “PE@PF,” “No Lunks,” “PF Black Card,” “No Gymtimidation,” “You Belong” and various other marks. Solely for convenience, the trademarks, trade names and service marks referred to in this prospectus are listed without the ®, SM and TM symbols, but we will assert our rights to our trademarks, trade names and service marks to the fullest extent under applicable law.

ii

Prospectus summary

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our Class A common stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk factors” and our financial statements and the related notes, before deciding to purchase shares of our Class A common stock. Unless the context requires otherwise, references in this prospectus to the “Company,” “we,” “us” and “our” refer to Pla-Fit Holdings, LLC and its consolidated subsidiaries prior to the recapitalization transactions described in this prospectus and to Planet Fitness, Inc. and its consolidated subsidiaries following the recapitalization transactions.

Our Company

Fitness for everyone

We are one of the largest and fastest-growing franchisors and operators of fitness centers in the United States by number of members and locations, with a highly recognized national brand. Our mission is to enhance people’s lives by providing a high-quality fitness experience in a welcoming, non-intimidating environment, which we call the Judgement Free Zone, where anyone – and we mean anyone – can feel they belong. Our bright, clean locations (which we refer to as stores) are typically 20,000 square feet, with a large selection of high-quality, purple and yellow Planet Fitness-branded cardio, circuit- and weight-training equipment and friendly staff trainers who offer unlimited free fitness instruction to all our members in small groups through our PE@PF program. We offer this differentiated fitness experience at only $10 per month for our standard membership. This exceptional value proposition is designed to appeal to a broad population, including occasional gym users and the approximately 80% of the U.S. and Canadian populations over age 14 who are not gym members, particularly those who find the traditional fitness club setting intimidating and expensive. We and our franchisees fiercely protect Planet Fitness’ community atmosphere – a place where you do not need to be fit before joining and where progress toward achieving your fitness goals (big or small) is supported and applauded by our staff and fellow members.

Our judgement-free approach to fitness and exceptional value proposition have enabled us to grow our revenues to $279.8 million in 2014 and to become an industry leader with $1.2 billion in system-wide sales during 2014 (which we define as monthly dues and annual fees billed by us and our franchisees), and more than 7.1 million members and 976 stores in 47 states, Puerto Rico and Canada as of March 31, 2015. In June 2015, we announced the opening of our 1,000th store. System-wide sales for 2014 include $1.1 billion attributable to franchisee-owned stores, from which we generate royalty revenue, and $82.0 million attributable to our corporate-owned stores. Of our 976 stores, 919 are franchised and 57 are corporate-owned. Our stores are successful in a wide range of geographies and demographics. According to internal and third-party analysis, we believe we have the opportunity to more than quadruple our store count to over 4,000 stores in the United States alone. Under signed area development agreements (“ADAs”) as of March 31, 2015, our franchisees have committed to open more than 1,000 additional stores.

In 2014, our corporate-owned stores had segment EBITDA margin of 37.3% and had average unit volumes (“AUVs”) of approximately $1.6 million with four-wall EBITDA margins (an assessment of store-level profitability which includes local and national advertising expense) of approximately 41%, or approximately 36% after applying the 5% royalty rate under our current franchise agreement. Based on a survey of franchisees, we believe that our franchise stores achieve four-wall EBITDA margins in line with these corporate-owned store EBITDA margins. Our strong member value proposition has also driven growth throughout a variety of economic cycles and conditions. For a reconciliation of segment EBITDA margin to four-wall EBITDA margin for corporate-owned stores, see “—Management’s discussion and analysis of results of operations and financial condition—Non-GAAP measures.”

Our significant growth is reflected in:

•	918 stores as of December 31, 2014, compared to 389 as of December 31, 2010, reflecting a compound annual growth rate (“CAGR”) of 23.9%;

•	6.1 million members as of December 31, 2014, compared to 2.3 million as of December 31, 2010, reflecting a CAGR of 27.6%;

•	2014 system-wide sales of $1.2 billion, reflecting a CAGR of 30.1%, or increase of $774.3 million, since 2010;

•

2014 total revenue of $279.8 million, reflecting a CAGR of 32.0%, or increase of $187.5 million, since 2010, of which 3.6% is attributable to revenues from corporate-owned stores acquired from or sold to franchisees since 2010;

•

33 consecutive quarters of system-wide same store sales growth (which we define as year-over-year growth solely of monthly dues from stores that have been open and for which membership dues have been billed for longer than 12 months);

•	2014 Adjusted EBITDA of $100.6 million, reflecting a CAGR of 45.3%, or increase of $78.0 million, since 2010; and

•

2014 net income of $37.3 million, reflecting a CAGR of 22.6%, or increase of $20.8 million, since 2010. Our historical results benefit from insignificant income taxes due to our status as a pass-through entity for U.S. federal income tax purposes, and we anticipate future results will not be consistent as our income will be subject to U.S. federal and state taxes.

For a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see “Selected consolidated financial and other data.” For a discussion of same store sales and the expected effect of our new point-of-sale and billing system, see “Management’s discussion and analysis of financial condition and results of operations—How we assess the performance of our business.”

We’re not a gym. We’re Planet Fitness.

We believe our approach to fitness is revolutionizing the industry by bringing fitness to a large, previously underserved segment of the population. Our differentiated member experience is driven by three key elements:

•

Judgement Free Zone:    We believe every member should feel accepted and respected when they walk into a Planet Fitness. Our stores provide a Judgement Free Zone where members of all fitness levels can enjoy a non-intimidating environment. Our “come as you are” approach has fostered a strong sense of community among our members, allowing them not only to feel comfortable as they work toward their fitness goals but also to encourage others to do the same. The removal of heavy free weights reinforces our Judgement Free Zone by discouraging what we call “Lunkhead” behavior, such as dropping weights and grunting, that can be intimidating to new and occasional gym users. In addition, to help maintain our welcoming, judgement-free environment, each store has a purple and yellow branded “Lunk” alarm on the wall that staff occasionally rings as a light-hearted reminder of our policies.

•

Distinct store experience:    Our bright, clean, large-format stores offer our members a selection of high-quality, purple and yellow Planet Fitness-branded cardio, circuit- and weight-training equipment that is commonly used by first-time and occasional gym users. Because our stores are typically 20,000 square feet and we do not offer non-essential amenities such as group exercise classes, pools, day care centers and juice bars, we have more space for the equipment our members do use, and we have not needed to impose time limits on our cardio machines.

•

Exceptional value for members:    Both our standard and PF Black Card memberships are priced significantly below the industry average of $46 per month and still provide our members with a high-quality fitness experience. For only $10 per month, our standard membership includes unlimited access to one Planet Fitness location and unlimited free fitness instruction to all members in small groups through our PE@PF program. For $19.99 per month, our PF Black Card members have access to all of our stores system-wide and can bring a guest on each visit, which provides an additional opportunity to attract new members. Our PF Black Card members also have access to exclusive areas in our stores that provide amenities such as water massage beds, massage chairs, tanning equipment and more.

Our differentiated approach to fitness has allowed us to create an attractive franchise model that is both profitable and scalable. We recognize that our success depends on a shared passion with our franchisees for providing a distinctive store experience based on a judgement-free environment and an exceptional value for our members. We enhance the attractiveness of our streamlined, easy-to-operate franchise model by providing franchisees with extensive operational support relating to site selection and development, marketing and training. We also take a highly collaborative, teamwork approach to our relationship with franchisees, as captured by our motto “One Team, One Planet.” The strength of our brand and the attractiveness of our franchise model are evidenced by the fact that 87% of our new stores in 2014 were opened by our existing franchisee base and 22 new franchisee groups opened their first store in 2014.

Our competitive strengths

We attribute our success to the following strengths:

•

Market leader with differentiated member experience, nationally recognized brand and scale advantage.     We believe we are the largest operator of fitness centers in the United States by number of members, with more than 7.1 million members as of March 31, 2015. Our franchisee-owned and corporate-owned stores generated $1.2 billion in system-wide sales during 2014. Through our differentiated member experience, nationally recognized brand and scale advantage, we will continue to deliver a compelling value proposition to our members and our franchisees and, we believe, grow our store and total membership base.

•

Differentiated member experience.    We seek to provide our members with a high-quality fitness experience in a non-intimidating, judgement-free environment at an exceptional value. We have a dedicated Brand Excellence team that seeks to ensure that all our franchise stores uphold our brand standards and deliver a consistent Planet Fitness member experience in every store.

•

Nationally recognized brand.    We have developed a highly relatable and recognized brand that emphasizes our focus on providing our members with a judgement-free environment. We do so through fun and memorable marketing campaigns and in-store signage that often poke fun at “Lunk” behavior. As a result, we have among the highest aided and unaided brand awareness scores in the U.S. fitness industry, according to a third-party consumer study that we commissioned in the fall of 2014. Our brand strength also helps our franchisees attract members, with new stores in 2014 signing up an average of approximately 1,300 members even before opening their doors.

•

Scale advantage.    Our scale provides several competitive advantages, including enhanced purchasing power with our fitness equipment and other suppliers and the ability to attract high-quality franchisee partners. In addition, we estimate that our large national advertising fund, funded by franchisees and us, together with our requirement that franchisees generally spend 5 to 7% of their monthly membership dues on local advertising, have enabled us and our franchisees to spend over $150 million since 2011 on marketing to drive consumer brand awareness.

•

Exceptional value proposition that appeals to a broad member demographic.    We offer a high-quality and consistent fitness experience throughout our entire store base at low monthly membership dues. Combined with our non-intimidating and welcoming environment, we are able to attract a broad member demographic based on age, household income, gender and ethnicity. Our member base is over 50% female and our members come from both high- and low-income households. Our broad appeal and ability to attract occasional and first-time gym users enable us to continue to target a large segment of the population in a variety of markets and geographies across the United States and Canada.

•

Strong store-level economics.    Our store model is designed to generate attractive four-wall EBITDA margins, strong free cash flow and high returns on invested capital for both our corporate-owned and franchise stores. Average four-wall EBITDA margins for our corporate-owned stores have increased significantly since 2010, driven by higher average members per store as well as a higher percentage of PF Black Card members, which leverage our relatively fixed costs. In 2014, our corporate-owned stores had segment EBITDA margin of 37.3% and had AUVs of approximately $1.6 million with four-wall EBITDA margins of approximately 41%, or approximately 36% after applying the 5% royalty rate under our current franchise agreement. Based on a survey of franchisees, we believe that our franchise stores achieve four-wall EBITDA margins in line with these corporate-owned store EBITDA margins. We believe that our strong store-level economics are important to our ability to attract and retain successful franchisees and grow our store base.

•

Highly attractive franchise system built for growth.    Our easy-to-operate model, strong store-level economics and brand strength have enabled us to attract a team of professional, successful franchisees from a variety of industries. We believe that our franchise model enables us to scale more rapidly than a company-owned model. Our streamlined model features relatively fixed labor costs, minimal inventory, automatic billing and limited cash transactions. Our franchisees enjoy recurring monthly member dues, regardless of member use, weather or other factors. Based on survey data and management estimates, we believe our franchisees can earn, in their second year of operations, on average, a cash-on-cash return on initial investment greater than 25% after royalties and advertising, which is in line with our corporate-owned stores. The attractiveness of our franchise model is further evidenced by the fact that our franchisees re-invest their capital with us, with 87% of our new stores in 2014 opened by our existing franchisee base. We have received numerous accolades, including #4 among Franchise Times’ “Smartest Growing Brands” for 2015 and #3 among Forbes Magazine’s “America’s Best Franchises” in 2014 (in which we also received an “A” rating for franchisee support). We view our franchisees as strategic partners in expanding the Planet Fitness store base and brand.

•

Predictable and recurring revenue streams with high cash flow conversion.    Our business model provides us with predictable and recurring revenue streams. In 2014, approximately 80% of our franchise revenues and over 90% of our corporate-owned store revenues consisted of recurring revenue streams, which include royalties, vendor commissions, monthly dues and annual fees. In addition, our franchisees are obligated to purchase fitness equipment from us for their new stores and to replace this equipment every four to seven years. As a result, these “equip” and “re-equip” requirements create a predictable and growing revenue stream as our franchisees open new stores under their ADAs. By re-investing in stores, we and our franchisees maintain and enhance our member experience. Our predictable and recurring revenue streams, combined with our attractive margins and minimal capital requirements, result in high cash flow conversion and increased capacity to invest in future growth initiatives.

•

Proven, experienced management team driving a strong culture.    Our strategic vision and unique culture have been developed and fostered by our senior management team under the stewardship of Chief Executive Officer Chris Rondeau. Mr. Rondeau has been with Planet Fitness for over 20 years and helped develop the Planet Fitness business model and brand elements that give us our distinct personality and spirited culture. Dorvin Lively, our Chief Financial Officer, brings valuable expertise from his 30 years of corporate finance experience with companies such as RadioShack and Ace Hardware, and from the initial public offering of Maidenform. We have assembled a management team that shares our passion for “fitness for everyone” and has extensive experience across a broad range of disciplines, including retail, franchising, finance, consumer marketing, brand development and information technology. We believe our senior management team is a key driver of our success and has positioned us well to execute our long-term growth strategy.

Our growth strategies

We believe there are significant opportunities to grow our brand awareness, increase our revenues and profitability and deliver shareholder value by executing on the following strategies:

•

Continue to grow our store base across a broad range of markets.    We have more than tripled our store count over the last five years, expanding from 302 stores as of December 31, 2009 to 918 stores as of December 31, 2014. As of March 31, 2015, our franchisees have signed ADAs to open more than 1,000 additional stores over the next seven years, including approximately 500 over the next three years. In June 2015, we announced the opening of our 1,000th store. Because our stores are successful across a wide range of geographies and demographics with varying population densities, we believe that our high level of brand awareness and low per capita penetration outside of our original Northeast market create a significant opportunity to open new Planet Fitness stores across the United States and Canada. Based on our internal and third-party analysis, we believe we have the potential to more than quadruple our store base to over 4,000 stores in the United States alone.

•

Drive revenue growth and system-wide same store sales.    Because we provide a high-quality, affordable, non-intimidating fitness experience that is designed for first-time and occasional gym users, we have achieved positive system-wide same store sales growth in each of the past 33 quarters. We expect to continue to grow system-wide same store sales primarily by:

•

Attracting new members to existing Planet Fitness stores.    As the U.S. and Canadian populations continue to focus on health and wellness, we believe we are well-positioned to capture a disproportionate share of the population given our appeal to first-time and occasional gym users. In addition, because our stores offer a large, focused selection of equipment geared toward first-time and occasional gym users, we are able to service higher member volumes without sacrificing the member experience. We also have continued to evolve our offerings to appeal to our target member base, such as the introduction of 12-minute abdominal circuits and 30-minute express workout areas.

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Increasing mix of PF Black Card memberships by enhancing value and member experience.    We expect to drive sales by converting our existing members with standard membership dues at $10 per month to our premium PF Black Card membership with dues at $19.99 per month as well as attracting new members to join at the PF Black Card level. We encourage this upgrade by continuing to enhance the value of our PF Black Card benefits through additional in-store amenities and affinity partnerships with national retail brands for discounts and promotions. Since 2010, our PF Black Card members as a percentage of total membership has increased from 38% in 2010 to 55% in 2014, and our average monthly dues per member have increased from $14.22 to $15.45 over the same period.

We may also explore other future revenue opportunities, such as optimizing member pricing and fees, offering new merchandise and services inside and outside our stores, and securing affinity and other corporate partnerships.

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Increase brand awareness to drive growth.    We plan to continue to increase our strong national brand awareness by leveraging significant marketing expenditures by our franchisees and us, which we believe will result in increasing membership in new and existing stores and continue to attract high-quality franchisee partners. Under our current franchise agreement, franchisees are required to contribute 2% of their monthly membership dues to our National Advertising Fund (“NAF”), from which we spent over $21 million in 2014 alone to support our national marketing campaigns, our social media platforms and the development of local advertising materials. Under our current franchise agreement, franchisees are also required to spend 7% of their monthly membership dues on local advertising. We expect both our NAF and local advertising spending to grow as our membership grows.

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Continue to expand royalties from increases in average royalty rate and new franchisees.     While our current franchise agreement stipulates monthly royalty rates of 5% of monthly dues and annual fees, only 30% of our stores are paying royalties at the current franchise agreement rate, primarily due to lower rates in historical agreements. As new franchisees enter our system and, generally, as current franchisees open new stores or renew their existing franchise agreements at the current royalty rate, our average system-wide royalty rate will increase. In 2014, our average monthly royalty rate was 2.95% compared to 1.39% in 2010. In addition to rising average royalty rates, total royalty revenue will continue to grow as we expand our franchise store base and increase franchise same store sales.

•

Grow sales from fitness equipment and related services.    Our franchisees are contractually obligated to purchase fitness equipment from us and, due to our scale and negotiating power, we believe we offer competitive pricing for high-quality, purple and yellow Planet Fitness-branded fitness equipment. We expect our equipment sales to grow as our franchisees open new stores. Additionally, franchisees are required to replace their existing equipment with new equipment every four to seven years. As the number of franchise stores continues to increase and existing franchise stores continue to mature, we anticipate incremental growth in revenue related to the sale of equipment. In addition, we believe that regularly refreshing equipment helps our franchise stores maintain a consistent, high-quality fitness experience and drives new member growth.

Recent developments

The estimated ranges of certain of our financial results below as of and for the quarter ended June 30, 2015 are preliminary, based upon our estimates and subject to completion of financial and operating closing procedures for the quarter ended June 30, 2015. We have begun our normal quarterly closing and review procedures for the quarter ended June 30, 2015; however, given the timing of these estimates, final results as of and for the quarter ended June 30, 2015 may differ materially from our estimated results, including as a result of our quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for the quarter ended June 30, 2015 are finalized. The summary information below is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from the estimated ranges due to the factors specified above. Accordingly, these results may change, and the changes may be material. Therefore, you should not place undue reliance on these estimates. The estimated ranges of certain of our financial results as of and for the quarter ended June 30, 2015 have been prepared by, and are the responsibility of, our management and have not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to these estimates. These estimates should not be viewed as a substitute for interim financial statements prepared in accordance with GAAP. In addition, these estimates as of and for the quarter ended June 30, 2015 are not necessarily indicative of the results to be achieved for the remainder of the 2015 fiscal year or any future period.

The following are our preliminary estimates as of and for the quarter ended June 30, 2015:

•

our system-wide store count as of June 30, 2015 was 1,014, consisting of 58 corporate-owned stores and 956 franchisee-owned stores, compared to a system-wide store count of 818 as of June 30, 2014, consisting of 54 corporate-owned stores and 764 franchisee-owned stores. During the quarter ended June 30, 2015, we and our franchisees opened 38 new stores, consisting of one new corporate-owned store and 37 new franchisee-owned stores;

•

the increase in our system-wide same store sales is estimated to be approximately 7.3%, corporate-owned same store sales growth is estimated to be approximately 0.9% and franchisee-owned same store sales growth is estimated to be approximately 7.8%;

•

our total revenues are estimated to be approximately $78 million, representing an increase of 24.4% compared to $62.7 million for the quarter ended June 30, 2014, primarily due to higher equipment sales, new store openings and same store sales growth at our corporate-owned and franchisee-owned stores as well as a higher average royalty rate; and

•

our Adjusted EBITDA is estimated to be approximately $29.5 million to $30.5 million, representing an increase of 21.3% to 25.4% compared to $24.3 million for the quarter ended June 30, 2014, primarily due to higher total revenues, offset by higher operating expenses.

The following table presents a reconciliation of the high and low end of the range of our preliminary Adjusted EBITDA for the quarter ended June 30, 2015 to net income:

	Quarter ended June 30, 2015
	Low	High
(unaudited, in millions)	(Estimated)	(Estimated)
Net income	$10.0	$11.0
Interest expense, net	6.6	6.6
Provision for income taxes	0.4	0.4
Depreciation and amortization	8.0	8.0

EBITDA	25.0	26.0
Purchase accounting adjustments	0.3	0.3
Management fees	0.3	0.3
IT system upgrade costs	0.4	0.4
IPO-related costs	3.4	3.4
Pre-opening costs	0.1	0.1

Adjusted EBITDA	$29.5	$30.5

There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk factors” and “Cautionary note regarding forward-looking statements” included elsewhere in this prospectus. For a discussion of the expected impact of our new point-of-sale and billing system on same store sales, see “Management’s discussion and analysis of results of operations and financial condition—How we assess the performance of our business.”

Summary risk factors

An investment in our Class A common stock involves a high degree of risk. Any of the factors set forth under “Risk factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus, and, in particular, you should evaluate the specific factors set forth under “Risk factors” in deciding whether to invest in our Class A common stock. Among these important risks are the following:

•	our dependence on the operational and financial results of, and our relationships with, our franchisees and the success of their new and existing stores;

•	risks relating to damage to our brand and reputation;

•	our ability to successfully implement our growth strategy;

•	technical, operational and regulatory risks related to our third-party providers’ systems and our own information systems;

•	our and our franchisees’ ability to attract and retain members;

•	the high level of competition in the health club industry generally;

•	our reliance on a limited number of vendors, suppliers and other third-party service providers; and

•	the substantial indebtedness of our subsidiary, Planet Fitness Holdings, LLC, which totaled $506.4 million as of March 31, 2015, including capital leases.

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenues during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of our fiscal year, we have more than $700.0 million in market value of our stock held by non-affiliates as of the end of our second fiscal quarter or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some or all of these reduced disclosure obligations.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required for public companies that are not emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Our structure

Our business is conducted through Pla-Fit Holdings, LLC and its subsidiaries. In connection with the recapitalization transactions described under the heading “The recapitalization transactions” elsewhere in this prospectus, Planet Fitness, Inc. will become the sole managing member of Pla-Fit Holdings, LLC. Our existing equity owners consist of holders of interests in Pla-Fit Holdings, LLC, which we refer to as the “Continuing LLC Owners,” and holders of interests in a predecessor entity to Planet Fitness, Inc., which we refer to as the “Direct TSG Investors.”

In connection with the recapitalization transactions, the interests held by the Direct TSG Investors in Planet Fitness, Inc. will be converted into shares of our Class A common stock. In addition, the limited liability company agreement of Pla-Fit Holdings, LLC will be amended and restated to, among other things, modify its capital structure to create a single new class of units, which we refer to as “Holdings Units,” held by the Continuing LLC Owners and Planet Fitness, Inc. Planet Fitness, Inc. will then issue to the Continuing LLC Owners one share of our Class B common stock for each Holdings Unit that they hold. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, but entitle the holder to one vote per share on matters presented to stockholders of Planet Fitness, Inc. See “Description of capital stock.” Our Continuing LLC Owners consist of investment funds affiliated with TSG Consumer Partners, LLC, which we refer to, together with its affiliates, as “TSG” or our “Sponsor,” and certain employees and directors. The Direct TSG Investors consist of investment funds affiliated with TSG.

We and the Continuing LLC Owners will also enter into an exchange agreement under which they will have the right, from time to time and subject to the terms of the exchange agreement, to exchange their Holdings Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

Immediately following this offering, after giving effect to the recapitalization transactions, Planet Fitness, Inc. will be a holding company, and its sole material asset will be an equity interest, indirectly held through its wholly owned subsidiaries, in Pla-Fit Holdings, LLC. As the sole managing member of Pla-Fit Holdings, LLC, Planet Fitness, Inc. will operate and control all of the business and affairs of Pla-Fit Holdings, LLC and, through Pla-Fit Holdings, LLC and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in Pla-Fit Holdings, LLC, we will have the sole voting interest in, and control the management of, Pla-Fit Holdings, LLC. As a result, Planet Fitness, Inc. will consolidate Pla-Fit Holdings, LLC in its consolidated financial statements and will report a noncontrolling interest related to the Holdings Units held by the Continuing LLC Owners in our consolidated financial statements.

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the recapitalization transactions, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

See “The recapitalization transactions” elsewhere in this prospectus for a description of our structure and the recapitalization transactions.

Our sponsor

TSG Consumer Partners is a leading private equity firm focused exclusively on the branded consumer sector. TSG manages $2.7 billion of institutional equity capital and has invested in over 70 consumer brands since its founding in 1987. TSG utilizes its extensive industry expertise across verticals, such as food, beverage, beauty, apparel, accessories, restaurants, retail and franchisors, and works closely with its partner companies to implement fundamental improvements in sales, marketing, operations and financial controls.

Following the completion of this offering, investment funds affiliated with TSG will own approximately 61.7% of our Class A common stock, or 57.6% if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, and 71.4% of our outstanding Class B common stock, or 70.7% if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, which, combined with their holdings of our Class A common stock, aggregates to 67.9% of our voting power, or 65.9% of our voting power if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, and 45.9% of the outstanding Holdings Units, or 44.5% of the outstanding Holdings Units if the underwriters exercise in full their option to purchase additional shares of our Class A common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (the “NYSE”) and TSG will continue to have significant influence over us and decisions made by stockholders and may have interests that differ from yours. See “Risk factors—Risks related to our Class A common stock and this offering—TSG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.”

In connection with this offering, we intend to enter into a stockholders agreement with investment funds affiliated with TSG. Pursuant to the stockholders agreement, we will be required to take all necessary action to cause the board of directors and its committees to include individuals designated by TSG and to include such individuals in the slate of nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board composition and director independence” and “Management—Board committees.” In addition, our certificate of incorporation provides that we renounce any interest or expectancy in the business opportunities of TSG and of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries, and each such party will have no obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer. Our TSG-affiliated directors have fiduciary duties to us and, in addition, have duties to TSG. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and TSG, whose interests may be adverse to ours in some circumstances.

Corporate information

Planet Fitness, Inc. was incorporated in Delaware in March 2015. Our principal executive offices are located at 26 Fox Run Road, Newington, New Hampshire 03801, and our telephone number is (603) 750-0001. Our Internet website is www.planetfitness.com. The information on, or that can be accessed through, this website and the other Internet websites that we present in this prospectus is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our Class A common stock.

The offering

Issuer in this offering	Planet Fitness, Inc.

Class A common stock offered by us	9,122,657 shares

Class A common stock offered by the selling stockholders	4,377,343 shares

Underwriters’ option to purchase additional shares of Class A common stock from us and the selling stockholders	2,025,000 shares

Class A common stock to be outstanding after this offering	35,235,491 shares (or 36,603,889 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock)

Class B common stock to be outstanding after this offering	63,474,249 shares (or 62,105,851 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be owned by the Continuing LLC Owners.

Voting rights	Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or as otherwise provided by our certificate of incorporation. Each share of Class A common stock and Class B common stock will entitle its holder to one vote per share on all such matters. See “Description of capital stock.”

Ratio of shares of Class A common stock to Holdings Units	The amended and restated limited liability company agreement of Pla-Fit Holdings, LLC (the “New LLC Agreement”) will require that we at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of Holdings Units owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of Holdings Units owned by the Continuing LLC Owners. This construct is intended to result in the Continuing LLC Owners having a voting interest in Planet Fitness, Inc. that is identical to the Continuing LLC Owners’ percentage economic interest in Pla-Fit Holdings, LLC. The Continuing LLC Owners will own all of our outstanding Class B common stock.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $128.3 million, or approximately $147.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds of this offering to purchase 9,122,657 issued and outstanding Holdings Units from certain Continuing LLC Owners consisting of investment funds affiliated with TSG (or 10,491,055 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), at a purchase price per unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. Pla-Fit Holdings, LLC will not receive any proceeds that we use to purchase Holdings Units from Continuing LLC Owners, and we will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders. Pla-Fit Holdings, LLC will bear or reimburse Planet Fitness, Inc. and the selling stockholders for all of the expenses of this offering. See “Use of proceeds.”

Exchange and redemption rights of holders of Holdings Units	The Continuing LLC Owners, from time to time following the offering, may require us to exchange all or a portion of their Holdings Units for newly issued shares of our Class A common stock on a one-for-one basis or, at our discretion, cash. Shares of our Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, redeem or exchange Holdings Units of such Continuing LLC Owner pursuant to the terms of the exchange agreement. The decision whether to tender Holdings Units to us will be made solely at the discretion of the Continuing LLC Owners. We will exercise discretion regarding the form of consideration in a redemption or exchange. Pursuant to the exchange agreement, any such decisions will be made on our behalf by a majority of the disinterested members of our board of directors. We may not elect to pay cash if a registration statement under the Securities Act of 1933, as amended, is available for the issuance in connection with the exchange or the subsequent resale. Also pursuant to the exchange agreement, to the extent an exchange results in a Company liability relating to the New Hampshire business profits tax, the Continuing LLC Owners have agreed that they will contribute to Pla-Fit Holdings, LLC an amount sufficient to pay such tax liability (up to 3.5% of the value received upon exchange). If and when we subsequently realize a related tax benefit, Pla-Fit Holdings, LLC will distribute the amount of any such tax benefit to the relevant Continuing LLC Owner in respect of its contribution. We have agreed in the exchange agreement that we will use commercially reasonable efforts to reduce or eliminate this tax liability, provided it does not materially and adversely impact our net income, including by pursuing a change in the applicable law or by relocating our corporate headquarters to a different state and franchising some or all of our 14 corporate-owned stores located in the State of New Hampshire.

Tax receivable agreements	Our acquisition of Holdings Units in connection with this offering and future and certain past exchanges of Holdings Units for shares of our Class A common stock (or cash) are expected to produce and have produced favorable tax attributes for us. Upon the completion of this offering, we will be a party to two tax receivable agreements. Under the first of those agreements, we generally will be required to pay to our Continuing LLC Owners 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we are deemed to realize as a result of certain tax attributes of their Holdings Units sold to us (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of our Class A common stock and (ii) tax benefits attributable to payments made under the tax receivable agreement (including imputed interest). Under the second tax receivable agreement, we generally will be required to pay to the Direct TSG Investors 85% of the amount of cash savings, if any, that we are deemed to realize as a result of the tax attributes of the Holdings Units that we hold in respect of the Direct TSG Investors’ interest in us, which resulted from the Direct TSG Investors’ purchase of interests in our 2012 acquisition by investment funds affiliated with TSG (the “2012 Acquisition”), and certain other tax benefits. Under both agreements, we generally will retain the benefit of the remaining 15% of the applicable tax savings. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Tax receivable agreements.”

Directed share program	At our request, the underwriters have reserved up to 675,000 shares of Class A common stock, or approximately 5% of the shares being offered by this prospectus, for sale, at the initial public offering price, to our employees and franchisees. Shares of Class A common stock purchased by any of such parties will not be subject to the 180-day lockup restriction described in the “Underwriting” section of this prospectus. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these parties purchase any of these reserved shares. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Controlled company	Following this offering we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “Management—Board composition and director independence.”

Dividend policy

We do not currently intend to pay dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Any future determination to pay dividends to holders of Class A common stock will be at the sole discretion of our board of directors and will depend upon many factors, including general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us and any other factors that our board of directors may deem relevant. See “Dividend policy.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our Class A common stock.

NYSE symbol	“PLNT”

The number of shares of Class A common stock to be outstanding after this offering is based on 35,235,491 shares of Class A common stock outstanding immediately following the recapitalization transactions and excludes the following:

•	63,474,249 shares of Class A common stock issuable upon exchange or redemption of Holdings Units, together with corresponding shares of Class B common stock; and

•	7,896,800 shares of Class A common stock reserved for future issuance under our equity incentive plans.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the consummation of the recapitalization transactions;

•	the adoption of our certificate of incorporation and our bylaws to be effective upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to 2,025,000 additional shares of our Class A common stock in this offering.

Unless otherwise indicated, this prospectus also assumes the shares of Class A common stock are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). Although the number of shares being offered hereby to the public and the total combined number of shares of Class A common stock and Class B common stock outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, certain share information presented in this prospectus will vary depending on the initial public offering price in this offering. For example, an increase in the assumed initial public offering price would result in a decrease in the amount of shares of Class A common stock issued to the Direct TSG Investors (and a corresponding decrease in the amount of Holdings Units held by Planet Fitness, Inc.), an increase in the amount of shares of Class B common stock and Holdings Units issued to the Continuing LLC Owners on an aggregate basis, and a reallocation of the shares of Class B common stock and Holdings Units issued to the Continuing LLC Owners among the various Continuing LLC Owners. A decrease in the assumed initial public offering price would result in an increase in the amount of shares of Class A common stock issued to the Direct TSG Investors (and a corresponding increase in the amount of Holdings Units held by Planet Fitness, Inc.), a decrease in the amount of shares of Class B common stock and Holdings Units issued to the Continuing LLC Owners on an aggregate basis, and a reallocation of the shares of Class B common stock and Holdings Units issued to the Continuing LLC Owners among the various Continuing LLC Owners. Any such adjustments will not affect the voting power of investors in this offering nor their economic interest in Pla-Fit Holdings, LLC held through Planet Fitness, Inc.

Summary consolidated financial and other data

The following table sets forth the summary consolidated financial and other data of Pla-Fit Holdings, LLC for the periods presented and at the dates indicated below. The following information should be read in conjunction with “The recapitalization transactions,” “Use of proceeds,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. Following this offering, Pla-Fit Holdings, LLC will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements. The terms “Predecessor” and “Successor” used below and throughout this prospectus refer to the periods prior and subsequent to the 2012 Acquisition, respectively.

The summary consolidated financial data as of December 31, 2013 and 2014 and for the periods from January 1, 2012 to November 7, 2012 (Predecessor) and November 8, 2012 to December 31, 2012 (Successor) and for the years ended December 31, 2013 and 2014 (Successor) are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of March 31, 2015 and for the quarters ended March 31, 2014 and 2015 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of March 31, 2014 is derived from our unaudited balance sheet not included in this prospectus. In the opinion of our management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results for those periods have been reflected.

The unaudited combined results of operations and cash flows for the year ended December 31, 2012 represents the mathematical addition of our Predecessor’s results of operations from January 1, 2012 to November 7, 2012, and the Successor’s results of operations from November 8, 2012 to December 31, 2012. We have included the unaudited combined financial information in order to facilitate a comparison with our other years.

Summary consolidated financial data for Planet Fitness, Inc. has not been provided, as Planet Fitness, Inc. is a newly incorporated entity and has had no business transactions or other activities to date and no assets or liabilities during the periods presented below.

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Combined year ended December 31, 2012	Years ended December 31,		Quarters ended March 31,
(in millions, except per share data)				2013	2014	2014	2015
	(Predecessor)	(Successor)	(Unaudited)(1)	(Successor)	(Successor)	(Successor, Unaudited)	(Successor, Unaudited)

Consolidated statement of operations data:

Revenue:
Franchise revenue	$21.3	$4.4	$25.7	$33.7	$58.0	$12.5	$17.0
Commission income	7.1	1.9	9.0	10.4	13.9	4.0	4.8

Franchise segment	28.4	6.3	34.7	44.1	71.9	16.5	21.8
Corporate-owned stores segment	40.4	8.8	49.2	67.4	85.0	17.7	23.5
Equipment segment	49.1	26.7	75.8	99.5	122.9	23.4	31.6

Total revenue	117.9	41.8	159.7	211.0	279.8	57.6	76.9

Operating costs and expenses:
Cost of revenue	41.0	21.5	62.5	81.4	100.3	19.2	26.0
Store operations	28.4	5.9	34.3	41.7	49.5	10.5	14.3
Selling, general and administrative	19.5	2.6	22.1	23.1	35.1	6.6	14.1
Depreciation and amortization	5.7	7.0	12.7	28.8	32.3	6.5	8.2
Other (gains) losses	(1.9)	—	(1.9)	—	1.0	1.3	—

Total operating costs and expenses	92.7	37.0	129.7	175.0	218.2	44.1	62.6

Income from operations	25.2	4.8	30.0	36.0	61.6	13.5	14.3

Other income (expense), net:
Interest income	0.9	0.1	1.0	0.5	0.4	0.1	0.2
Interest expense(2)	(2.3)	(2.5)	(4.8)	(9.4)	(22.2)	(6.6)	(5.0)
Other income (expense)	—	(0.1)	(0.1)	(0.7)	(1.3)	(0.4)	(0.7)

Total other expense, net	(1.4)	(2.5)	(3.9)	(9.6)	(23.1)	(6.9)	(5.5)

Income before provision for income taxes	23.8	2.3	26.1	26.4	38.5	6.6	8.8
Provision for income taxes	0.6	0.1	0.7	0.6	1.2	0.3	0.3

Net income	23.2	2.2	25.4	25.8	37.3	6.3	8.5

Less net income attributable to noncontrolling interests	1.0	—	1.0	0.4	0.5	0.2	0.1

Net income attributable to members of Pla-Fit Holdings, LLC	$22.2	$2.2	$24.4	$25.4	$36.8	$6.1	$8.4

Pro forma net income per share data (unaudited):(3)

Pro forma net income per share:
Basic					$0.24		$0.06
Diluted					$0.24		$0.06

Pro forma weighted average shares of Class A common stock outstanding:

Basic					35,235,491		35,235,491

Diluted					98,709,740		98,709,740

Consolidated statement of cash flows data:
Net cash provided by operating activities	$30.6	$12.5	$43.1	$66.9	$79.4	$8.2	$12.0
Net cash used in investing activities	(16.7)	(216.2)	(232.9)	(7.1)	(54.4)	(39.5)	(5.3)
Net cash used in financing activities	(5.8)	192.4	186.6	(38.0)	(13.0)	15.0	(22.5)

Consolidated balance sheet data:
Cash and cash equivalents	n/a	$9.5	n/a	$31.3	$43.3	$15.0	$27.5
Property and equipment, net	n/a	32.7	n/a	33.8	49.6	40.6	51.6
Total assets	n/a	559.7	n/a	562.1	609.3	579.4	579.6
Total debt and capital lease obligations	n/a	201.8	n/a	184.5	387.5	391.1	506.4
Total equity	n/a	316.6	n/a	321.9	151.7	144.3	12.4

(1)	The table above sets forth our results of operations for the period from January 1, 2012 to November 7, 2012 (Predecessor), and the period November 8, 2012 to December 31, 2012 (Successor). The unaudited combined results of operations and cash flows for the year ended December 31, 2012 represents the mathematical addition of our Predecessor’s results of operations from January 1, 2012 to November 7, 2012, and the Successor’s results of operations from November 8, 2012 to December 31, 2012. We have included the unaudited combined financial information in order to facilitate a comparison with our other years. Each of the Predecessor and Successor results for the period from January 1, 2012 to November 7, 2012, and the period from November 8, 2012 to December 31, 2012, respectively, have been audited and are consistent with United States Generally Accepted Accounting Principles (“GAAP”). However, the presentation of unaudited combined financial information for the year ended December 31, 2012 is not consistent with GAAP or with the pro forma requirements of Article 11 of Regulation S-X, and may yield results that are not comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established in connection with the 2012 Acquisition. Such results are not necessarily indicative of what the results for the respective periods would have been had the 2012 Acquisition not occurred. All references to the year ended December 31, 2012 in this prospectus are based on this unaudited combined information.

(2)	Interest expense in 2014 includes $4.7 million for the loss on extinguishment of debt.

(3)	Basic net income per share is computed by dividing the net income available to common stockholders by the weighted-average shares of common stock outstanding during the period. Diluted net income per share is computed by dividing the net income available to common stockholders by the weighted-average shares of common stock outstanding adjusted to give effect to potentially dilutive securities. For more information regarding the pro forma presentation of these measures, see “Unaudited pro forma consolidated financial information.”

	Years ended December 31,			Quarters ended March 31,
	2012	2013	2014	2014	2015
	(Combined)	(Successor)	(Successor)	(Successor)	(Successor)

Other Operating Data: (Unaudited)(1)

Number of stores at end of period:(2)
Franchisee-owned	562	704	863	732	919
Corporate-owned	44	45	55	53	57

System-wide	606	749	918	785	976

Same store sales growth:(3)
Franchisee-owned	8.7%	9.1%	11.5%	13.6%	11.7%
Corporate-owned	4.8%	6.1%	5.4%	6.1%	4.6%
System-wide	8.1%	8.4%	10.8%	13.0%	10.9%

(In millions)

System-wide membership data:
Number of members at end of period(4)	3.7	4.8	6.1	5.7	7.1
System-wide sales(5)	$693.7	$891.0	$1,189.9	$228.0	$328.0

EBITDA(6)	$42.6	$64.1	$92.6	$19.6	$21.8
Adjusted EBITDA(6)	$51.3	$71.1	$100.6	$22.0	$28.5

(1)	For the other operating data shown in the table above, we have combined the Predecessor and the Successor periods to present 2012 on a combined basis only.

(2)	We classify a store as open on the date the store receives its occupancy certificate, which is typically the date the store is first available for use by its members.

(3)	Same store sales refers to year-over-year sales comparisons for the same store sales base. We define the same store sales base to include those stores that have been open and for which membership dues have been billed for longer than 12 months. We measure same store sales based solely on monthly dues billed to members of our corporate-owned stores and franchisee-owned stores.

(4)	We define members as all active members, which includes monthly billing members, prepay members and all pre-sale members. Pre-sale members include those that have joined a store prior to the store opening. This data is system-wide, which includes members of both corporate-owned and franchisee-owned stores.

(5)	We define system-wide sales as the monthly dues and annual fees from members of both corporate-owned and franchisee-owned stores.

(6)	EBITDA is defined as net income before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include certain purchase accounting adjustments, management fees, certain IT system upgrade costs, acquisition transaction fees, IPO-related costs, pre-opening costs and certain other charges and gains that we do not believe reflect our underlying business performance. EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for GAAP metrics such as net income or any other performance measures derived in accordance with GAAP. Also, in the future we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures.”

Risk factors

This offering and investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks related to our business and industry

Our financial results are affected by the operating and financial results of and our relationships with our franchisees.

A substantial portion of our revenues come from royalties, which are generally based on a percentage of monthly membership dues and annual fees at our franchise stores, other fees and commissions generated from activities associated with our franchisees and equipment sales to our franchisees. As a result, our financial results are largely dependent upon the operational and financial results of our franchisees. As of March 31, 2015, we had 187 franchisee groups operating 919 stores. Negative economic conditions, including inflation, increased unemployment levels and the effect of decreased consumer confidence or changes in consumer behavior, could materially harm our franchisees’ financial condition, which would cause our royalty and other revenues to decline and materially and adversely affect our results of operations and financial condition as a result. In addition, if our franchisees fail to renew their franchise agreements, these revenues may decrease, which in turn could materially and adversely affect our results of operations and financial condition.

Our franchisees could take actions that harm our business.

Our franchisees are contractually obligated to operate their stores in accordance with the operational, safety and health standards set forth in our agreements with them. However, franchisees are independent third parties and their actions are outside of our control. In addition, we cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises in their approved locations, and certain state franchise laws may limit our ability to terminate or modify these franchise agreements. The franchisees own, operate and oversee the daily operations of their stores. As a result, the ultimate success and quality of any franchise store rests with the franchisee. If franchisees do not successfully operate stores in a manner consistent with required standards and comply with local laws and regulations, franchise fees and royalties paid to us may be adversely affected and our brand image and reputation could be harmed, which in turn could adversely affect our results of operations and financial condition.

Moreover, although we believe we generally maintain positive working relationships with our franchisees, disputes with franchisees could damage our brand image and reputation and our relationships with our franchisees, generally.

Our success depends substantially on the value of our brand.

Our success is dependent in large part upon our ability to maintain and enhance the value of our brand, our store members’ connection to our brand and a positive relationship with our franchisees. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationships with our franchisees, our growth strategies, our development efforts or the ordinary course of our, or our franchisees’, businesses. Other incidents that could be damaging to our brand may arise from events that are or may be beyond our ability to control, such as:

•	actions taken (or not taken) by one or more franchisees or their employees relating to health, safety, welfare or otherwise;

•	data security breaches or fraudulent activities associated with our and our franchisees’ electronic payment systems;

•	litigation and legal claims;

•	third-party misappropriation, dilution or infringement of our intellectual property;

•	regulatory, investigative or other actions relating to our and our franchisees’ provision of indoor tanning services; and

•	illegal activity targeted at us or others.

Consumer demand for our stores and our brand’s value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our stores, which would likely result in fewer memberships sold or renewed and, ultimately, lower royalty revenue, which in turn could materially and adversely affect our results of operations and financial condition.

If we fail to successfully implement our growth strategy, which includes new store development by existing and new franchisees, our ability to increase our revenues and operating profits could be adversely affected.

Our growth strategy relies in large part upon new store development by existing and new franchisees. Our franchisees face many challenges in opening new stores, including:

•	availability and cost of financing;

•	selection and availability of suitable store locations;

•	competition for store sites;

•	negotiation of acceptable lease and financing terms;

•	securing required domestic or foreign governmental permits and approvals;

•	health and fitness trends in new geographic regions and acceptance of our offerings;

•	employment, training and retention of qualified personnel;

•	ability to open new stores during the timeframes we and our franchisees expect; and

•	general economic and business conditions.

In particular, because the majority of our new store development is funded by franchisee investment, our growth strategy is dependent on our franchisees’ (or prospective franchisees’) ability to access funds to finance such development. If our franchisees (or prospective franchisees) are not able to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new stores, and our future growth could be adversely affected.

Our growth strategy also relies on our ability to identify, recruit and enter into agreements with a sufficient number of franchisees. In addition, our ability and the ability of our franchisees to successfully open and operate new stores in new markets may be adversely affected by a lack of awareness or acceptance of our brand as well as a lack of existing marketing efforts and operational execution in these new markets. To the extent that we are unable to implement effective marketing and promotional programs and foster recognition and affinity for our brand in new markets, our and our franchisees’ new stores may not perform as expected and our growth may be significantly delayed or impaired. In addition, franchisees of new stores may have difficulty securing adequate financing, particularly in new markets, where there may be a lack of adequate history and brand familiarity. New stores may not be successful or our average store membership sales may not increase at historical rates, which could materially and adversely affect our business, results of operations and financial condition.

To the extent our franchisees are unable to open new stores as we anticipate, we will not realize the revenue growth that we hope or expect. Our failure to add a significant number of new stores would adversely affect our ability to increase our revenues and operating income and could materially and adversely affect our business, results of operations and financial condition.

Our planned growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business.

Over the past several years, we have experienced growth in our business activities and operations, including a significant increase in the number of system-wide stores. Our past expansion has placed, and our planned future expansion may place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, marketing, technology, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention, and we may not realize a return on our investment in these processes. In addition, we believe the culture we foster at our and our franchisees’ stores is an important contributor to our success. However, as we expand we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. These risks may be heightened as our growth accelerates. In 2014, our franchisees opened 169 stores, compared to 148 stores in 2013 and 118 stores in 2012. Our failure to successfully execute on our planned expansion of stores could materially and adversely affect our results of operations and financial condition.

We and our franchisees rely heavily on information systems, and any material failure, interruption or weakness may prevent us from effectively operating our business and damage our reputation.

We and our franchisees increasingly rely on information systems, including our point-of-sale processing systems in our stores and other information systems managed by third parties, to interact with our franchisees and members and collect, maintain and store member information and other personally identifiable information, including for the operation of stores, collection of cash, management of our supply chain, accounting, staffing, payment of obligations, Automated Clearing House (“ACH”) transactions, credit and debit card transactions and other processes and procedures. Furthermore, we have recently migrated our point-of-sale system from a proprietary, third-party hosted system to a commercially available, third-party hosted system. In connection with the migration, there may be issues, bugs, data inconsistencies, outages and interruptions that could impact our business. Our ability to efficiently and effectively manage our franchisee and corporate-owned stores depends significantly on the reliability and capacity of these systems, and any potential failure of these third parties to provide quality uninterrupted service is beyond our control.

Our and our franchisees’ operations depend upon our ability, and the ability of our franchisees and third-party service providers, to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, denial-of-service attacks and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow, a breach in security of these systems or other unanticipated problems could result in interruptions to or delays in our business and member service and reduce efficiency in our operations. In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems, as well as transitions from one service provider to another, may also cause service interruptions, operational delays due to the learning curve associated with using a new system, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. If our information systems, or those of our franchisees and third-party service providers, fail and our or our partners’ third-party back-up or disaster recovery plans are not adequate to address such failures, our revenues and profits could be reduced and the reputation of our brand and our business could be materially adversely affected. If we need to move to a different third-party system, our operations, including electronic funds transfer (“EFT”) drafting, could be interrupted. In addition, remediation of such problems could result in significant, unplanned operating or capital expenditures.

If we fail to properly maintain the confidentiality and integrity of our data, including member credit, debit card and bank account information, our reputation and business could be materially and adversely affected.

In the ordinary course of business, we and our franchisees collect, transmit and store member and employee data, including credit and debit card numbers, bank account information, drivers license numbers, dates of birth and other highly sensitive personally identifiable information, in information systems that we maintain and in those maintained by franchisees and third parties with whom we contract to provide services. Some of this data is sensitive and could be an attractive target of criminal attack by malicious third parties with a wide range of motives and expertise, including organized criminal groups, “hactivists,” disgruntled current or former employees, and others. The integrity and protection of that member and employee data is critical to us.

Despite the security measures we have in place to comply with applicable laws and rules, our facilities and systems, and those of our franchisees and third-party service providers, may be vulnerable to security breaches, acts of cyber terrorism or sabotage, vandalism or theft, computer viruses, misplaced, corrupted or lost data, programming or human errors or other similar events. Furthermore, the size and complexity of our information systems, and those of our franchisees and our third-party vendors, make such systems potentially vulnerable to security breaches from inadvertent or intentional actions by our employees, franchisees or vendors, or from attacks by malicious third parties. Because such attacks are increasing in sophistication and change frequently in nature, we, our franchisees and our third-party service providers may be unable to anticipate these attacks or implement adequate preventative measures, and any compromise of our systems, or those of our franchisees and third-party vendors, may not be discovered promptly.

Additionally, the collection, maintenance, use, disclosure and disposal of personally identifiable information by our, or our franchisees’, businesses are regulated at the federal, state and provincial levels as well as by certain industry groups, such as the Payment Card Industry organization and the National Automated Clearing House Association (“NACHA”). Federal, state, provincial and industry groups may also consider and implement from time to time new privacy and security requirements that apply to our businesses. Compliance with evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our collection, disclosure and use of personally identifiable information that are housed in one or more of our franchisees’ databases or those of our third-party service providers. Noncompliance with privacy laws, industry group requirements or a security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us or by one of our franchisees or vendors, could have material adverse effects on our and our franchisees’

business, operations, brand, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order. We maintain and we require our franchisees to maintain cyber risk insurance, but in the event of a significant data security breach, this insurance may not cover all of the losses that we would be likely to suffer.

Changes in legislation or requirements related to electronic fund transfer, or our failure to comply with existing or future regulations, may adversely impact our business.

We primarily accept payments for our memberships through electronic fund transfers from members’ bank accounts and, therefore, we are subject to federal, state and provincial legislation and certification requirements governing EFT, including the Electronic Funds Transfer Act. Some states, such as New York and Tennessee, have passed or have considered legislation requiring gyms and health clubs to offer a prepaid membership option at all times and/or limit the duration for which gym memberships can auto-renew through EFT payments, if at all. Our business relies heavily on the fact that our memberships continue on a month-to-month basis after the completion of any initial term requirements, and compliance with these laws and regulations and similar requirements may be onerous and expensive. In addition, variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable. Our failure to comply fully with these rules or requirements may subject us to fines, higher transaction fees, penalties, damages and civil liability and may result in the loss of our ability to accept EFT payments, which would have a material adverse effect on our business, results of operations and financial condition. In addition, any such costs, which may arise in the future as a result of changes to the legislation and regulations or in their interpretation, could individually or in the aggregate cause us to change or limit our business practice, which may make our business model less attractive to our franchisees and our and their members.

We are subject to a number of risks related to ACH, credit card and debit card payments we accept.

We accept payments through ACH, credit card and debit card transactions. For ACH, credit card and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our memberships, which could cause us to lose members or suffer an increase in our operating expenses, either of which could harm our operating results.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our members’ credit cards, debit cards or bank accounts on a timely basis or at all, we could lose membership revenue, which would harm our operating results.

If we fail to adequately control fraudulent ACH, credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card and debit card related costs, each of which could adversely affect our business, financial condition and results of operations. The termination of our ability to process payments through ACH transactions or on any major credit or debit card would significantly impair our ability to operate our business.

Our and our franchisees’ stores may be unable to attract and retain members, which would materially and adversely affect our business, results of operations and financial condition.

Our target market is average people seeking regular exercise and people who are new to fitness. The success of our business depends on our and our franchisees’ ability to attract and retain members. Our and our franchisees’ marketing efforts may not be successful in attracting members to stores, and membership levels may materially decline over time, especially at stores in operation for an extended period of time. Members may cancel their memberships at any time after giving proper advance written notice, subject to an initial minimum term applicable to certain memberships. We may also cancel or suspend memberships if a member fails to provide payment for an extended period of time. In addition, we experience attrition and must continually engage existing members and attract new members in order to maintain membership levels. A portion of our member base does not regularly use our stores and may be more likely to cancel their membership. Some of the factors that could lead to a decline in membership levels include changing desires and behaviors of consumers or their perception of our brand, changes in discretionary spending trends and general economic conditions, market maturity or saturation, a decline in our ability to deliver quality service at a competitive price, an increase in monthly membership dues due to inflation, direct and indirect competition in our industry, and a decline in the public’s interest in health and fitness, among other factors. In order to increase membership levels, we may from time to time offer promotions or lower monthly dues or annual fees. If we and our franchisees are not successful in optimizing price or in adding new memberships in new and existing stores, growth in monthly membership dues or annual fees may suffer. Any decrease in our average dues or fees or higher membership costs may adversely impact our results of operation and financial condition.

If we and our franchisees are unable to identify and secure suitable sites for new franchise stores, our revenue growth rate and profits may be negatively impacted.

To successfully expand our business, we and our franchisees must identify and secure sites for new franchise stores and, to a lesser extent, new corporate-owned stores that meet our established criteria. In addition to finding sites with the right demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the market. We face significant competition for sites that meet our criteria, and as a result we may lose those sites, our competitors could copy our format or we could be forced to pay significantly higher prices for those sites. If we and our franchisees are unable to identify and secure sites for new stores, our revenue growth rate and profits may be negatively impacted. Additionally, if our or our franchisees’ analysis of the suitability of a store site is incorrect, we or our franchisees may not be able to recover the capital investment in developing and building the new store.

As we increase our number of stores, we and our franchisees may also open stores in higher-cost geographies, which could entail greater lease payments and construction costs, among others. The higher level of invested capital at these stores may require higher operating margins and higher net income per store to produce the level of return we or our franchisees and potential franchisees expect. Failure to provide this level of return could adversely affect our results of operations and financial condition.

Opening new stores in close proximity may negatively impact our existing stores’ revenues and profitability.

We and our franchisees currently operate stores in 47 states, Puerto Rico and Canada, and we and our franchisees plan to open many new stores in the future, some of which will be in existing markets. We intend to continue opening new franchise stores in our existing markets as part of our growth strategy, some of which may be located in close proximity to stores already in those markets. Opening new stores in close proximity to existing stores may attract some memberships away from those existing stores, which may lead to diminished revenues and profitability for us and our franchisees rather than increased market share. In addition, as a result of new stores opening in existing markets and because older stores will represent an increasing proportion of our store base over time, our same store sales increases may be lower in future periods than they have been historically.

We are subject to a variety of additional risks associated with our franchisees.

Our franchise business model subjects us to a number of risks, any one of which may impact our royalty revenues collected from our franchisees, may harm the goodwill associated with our brand, and may materially and adversely impact our business and results of operations.

Bankruptcy of franchisees.    A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under such franchisee’s franchise agreement(s). In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise agreement(s), ADA(s) and/or franchisee lease/sublease pursuant to Section 365 under the U.S. bankruptcy code, in which case there would be no further royalty payments from such franchisee, and we may not ultimately recover those payments in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

Franchisee changes in control.    Our franchises are operated by independent business owners. Although we have the right to approve franchise owners, and any transferee owners, it can be difficult to predict in advance whether a particular franchise owner will be successful. If an individual franchise owner is unable to successfully establish, manage and operate the store, the performance and quality of service of the store could be adversely affected, which could reduce memberships and negatively affect our royalty revenues and brand image. Although our agreements prohibit “changes in control” of a franchisee without our prior consent as the franchisor, a franchise owner may desire to transfer a store to a transferee franchisee. In addition, in the event of the death or disability of a franchisee (if a natural person) or a principal of a franchisee entity, the executors and representatives of the franchisee are required to transfer the relevant franchise agreements to a successor franchisee approved by the franchisor. In any transfer situation, the transferee may not be able to perform the former franchisee’s obligations under such franchise agreements and successfully operate the store. In such a case the performance and quality of service of the store could be adversely affected, which could also reduce memberships and negatively affect our royalty revenues and brand image.

Franchisee insurance.    Our franchise agreements require each franchisee to maintain certain insurance types and levels. Losses arising from certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material adverse effect on a franchisee’s ability to satisfy its obligations under its franchise agreement or other contractual obligations, which could cause a franchisee to terminate its franchise agreement and, in turn, negatively affect our operating and financial results.

Some of our franchisees are operating entities.    Franchisees may be natural persons or legal entities. Our franchisees that are operating companies (as opposed to limited purpose entities) are subject to business, credit, financial and other risks, which may be unrelated to the operation of their stores. These unrelated risks could materially and adversely affect a franchisee that is an operating company and its ability to service its members and maintain store operations while making royalty payments, which in turn may materially and adversely affect our business and operating results.

Franchise agreement termination; nonrenewal.    Each franchise agreement is subject to termination by us as the franchisor in the event of a default, generally after expiration of applicable cure periods, although under certain circumstances a franchise agreement may be terminated by us upon notice without an opportunity to cure. The default provisions under the franchise agreements are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten the licensed intellectual property. Moreover, a franchisee may have a right to terminate its franchise agreement in certain circumstances.

In addition, each franchise agreement has an expiration date. Upon the expiration of a franchise agreement, we or the franchisee may, or may not, elect to renew the franchise agreement. If the franchise agreement is renewed, the franchisee will receive a “successor” franchise agreement for an additional term. Such option, however, is contingent on the franchisee’s execution of the then-current form of franchise agreement (which may include increased royalty revenues, advertising fees and other fees and costs), the satisfaction of certain conditions (including re-equipment and remodeling of the store and other requirements) and the payment of a renewal fee. If a franchisee is unable or unwilling to satisfy any of the foregoing conditions, the expiring franchise agreement will terminate upon expiration of its term.

Franchisee litigation; effects of regulatory efforts.    We and our franchisees are subject to a variety of litigation risks, including, but not limited to, member claims, personal injury claims, vicarious liability claims, litigation with or involving our relationship with franchisees, litigation alleging that the franchisees are our employees or that we are the co-employer of our franchisees’ employees, employee allegations against the franchisee or us of improper termination and discrimination, landlord/tenant disputes and intellectual property claims, among others. Each of these claims may increase costs, reduce the execution of new franchise agreements and affect the scope and terms of insurance or indemnifications we and our franchisees may have. In addition, we and our franchisees are subject to various regulatory efforts to enforce employment laws, such as efforts to categorize franchisors as the co-employers of their franchisees’ employees; legislation to categorize individual franchised businesses at large employers for the purposes of various employment benefits; and other legislation or regulations that may have a disproportionate impact on franchisors and/or franchised businesses. These changes may impose greater costs and regulatory burdens on franchising, and negatively affect our ability to sell new franchises.

Franchise agreements and franchisee relationships.    Our franchisees develop and operate their stores under terms set forth in our ADAs and franchise agreements, respectively. These agreements give rise to long-term relationships that involve a complex set of mutual obligations and mutual cooperation. We have a standard set of agreements that we typically use with our franchisees, but various franchisees have negotiated specific terms in these agreements. Furthermore, we may from time to time negotiate terms of our franchise agreements with individual franchisees or groups of franchisees (e.g., a franchisee association). We seek to have positive relationships with our franchisees, based in part on our common understanding of our mutual rights and obligations under our agreements, to enable both the franchisees’ business and our business to be successful. However, we and our franchisees may not always maintain a positive relationship or always interpret our agreements in the same way. Our failure to have positive relationships with our franchisees could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to our franchisees or our members.

While our franchisee revenues are not concentrated among one or a small number of parties, the success of our business does depend in large part on our ability to maintain contractual relationships with franchisees in profitable stores. A typical franchise agreement has a ten-year term. While our largest franchisee group accounts for less than 6% of our total stores, certain of our franchisee groups account for 5%, or close to 5%, of our total stores. If we fail to maintain or renew our contractual relationships on acceptable terms, or if one or more of these significant franchisees were to become insolvent or otherwise were unwilling to pay amounts due to us, our business, reputation, financial condition and results of operations could be materially adversely affected.

The high level of competition in the health and fitness industry could materially and adversely affect our business.

We compete with the following industry participants: other health and fitness clubs; physical fitness and recreational facilities established by non-profit organizations and businesses for their employees; private studios and other boutique fitness offerings; racquet, tennis and other athletic clubs; amenity and condominium/apartment clubs; country clubs; online personal training and fitness coaching; the home-use fitness equipment industry; local tanning salons; businesses offering similar services; and other businesses that rely on consumer discretionary spending. We may not be able to compete effectively in the markets in which we operate in the future. Competitors may attempt to copy our business model, or portions thereof, which could erode our market share and brand recognition and impair our growth rate and profitability. Competitors, including companies that are larger and have greater resources than us, may compete with us to attract members in our markets. Non-profit organizations in our markets may be able to obtain land and construct stores at a lower cost and collect membership dues and fees without paying taxes, thereby allowing them to charge lower prices. Luxury fitness companies may attempt to enter our market by lowering prices or creating lower price brand alternatives. Furthermore, due to the increased number of low-cost health and fitness club alternatives, we may face increased competition if we increase our price or if discretionary spending declines. This competition may limit our ability to attract and retain existing members and our ability to attract new members, which in each case could materially and adversely affect our results of operation and financial condition.

Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could adversely affect our revenues and gross profit.

Equipment and certain products and services used in our stores, including our exercise equipment and point-of-sale software and hardware, are sourced from third-party suppliers. In addition, we rely on third-party suppliers to manage and maintain both our domestic and Canadian websites, and in 2014 over 20% of our new members joined online through our websites. Although we believe that adequate substitutes are currently available, we depend on these third-party suppliers to operate our business efficiently and consistently meet our business requirements. The ability of these third-party suppliers to successfully provide reliable and high-quality services is subject to technical and operational uncertainties that are beyond our control, including, for our overseas suppliers, vessel availability and port delays or congestion. Any disruption to our suppliers’ operations could impact our supply chain and our ability to service our existing stores and open new stores on time or at all and thereby generate revenue. If we lose such suppliers or our suppliers encounter financial hardships unrelated to the demand for our equipment or other products or services, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time consuming and expensive and may result in interruptions in our operations. If we should encounter delays or difficulties in securing the quantity of equipment we or our franchisees require to open new and refurbish existing stores, our suppliers encounter difficulties meeting our and our franchisees’ demands for products or services, our websites experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of products or services provided, our ability to serve our members and grow our brand would be interrupted. If any of these events occur, it could have a material adverse effect on our business and operating results.

Our franchisees may incur rising costs related to construction of new stores and maintenance of existing stores, which could adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition.

Our stores require significant upfront and ongoing investment, including periodic remodels and equipment replacement. If our franchisees’ costs are greater than expected, franchisees may need to outperform their operational plan to achieve their targeted return. In addition, increased costs may result in lower profits to the franchisees, which may cause them to terminate their franchise agreement or make it harder for us to attract new franchisees, which in turn could materially and adversely affect our business, results of operations and financial condition.

In addition, if a franchisee is unwilling or unable to acquire the necessary financing to invest in the maintenance and upkeep of its stores, including periodic remodeling and replacement of equipment, the quality of its stores could deteriorate, which may have a negative impact on our brand image and our ability to attract and maintain members, which in turn may have a negative impact on our revenues.

We and our franchisees could be subject to claims related to health and safety risks to members that arise while at both our corporate-owned and franchise stores.

Use of our and our franchisees’ stores poses some potential health and safety risks to members or guests through physical exertion and use of our services and facilities, including exercise and tanning equipment. Claims might be asserted against us and our franchisees for injuries suffered by or death of members or guests while exercising and using the facilities at a store. We may not be able to successfully defend such claims. We also may not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims. Depending upon the outcome, these matters may have a material adverse effect on our results of operations, financial condition and cash flows.

If we cannot retain our key employees and hire additional highly qualified employees, we may not be able to successfully manage our businesses and pursue our strategic objectives.

We are highly dependent on the services of our senior management team and other key employees at our corporate headquarters and our corporate-owned stores, and on our and our franchisees’ ability to recruit, retain and motivate key employees. Competition for such employees can be intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees, could adversely affect our and our franchisees’ operating efficiency and financial condition.

Our intellectual property rights, including trademarks and trade names, may be infringed, misappropriated or challenged by others.

We believe our brand and related intellectual property are important to our continued success. We seek to protect our trademarks, trade names, copyrights and other intellectual property by exercising our rights under applicable state and federal laws. If we were to fail to successfully protect our intellectual property rights for any reason, or if any third party misappropriates, dilutes or infringes our intellectual property, the value of our brands may be harmed, which could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation could cause membership levels to decline or make it more difficult to attract new members.

We may also from time to time be required to initiate litigation to enforce our trademarks, service marks and other intellectual property. Third parties may also assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, which could lead to litigation against us. Litigation is inherently uncertain and could divert the attention of management, result in substantial costs and diversion of resources and could negatively affect our membership sales and profitability regardless of whether we are able to successfully enforce or defend our rights.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of internet-based communication, which allow individuals access to a broad audience of consumers and other interested persons. Negative commentary about us may be posted on social media platforms or similar devices at any time and may harm our reputation or business. Consumers value readily available information about health clubs and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our stores, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores.

We also use social medial platforms as marketing tools. For example, we maintain Facebook and Twitter accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our franchisees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our and our franchisees’ business, financial condition and results of operations or subject us to fines or other penalties.

If we fail to obtain and retain high-profile strategic partnership arrangements, or if the reputation of any of our partners is impaired, our business may suffer.

A principal component of our marketing program has been to partner with high-profile marketing partners, such as NBC’s “The Biggest Loser” and our sponsorship of ABC’s “Dick Clark’s New Year’s Rockin’ Eve with Ryan Seacrest 2015,” to help us extend the reach of our brand. Although we have partnered with several well-known partners in this manner, we may not be able to attract and partner with new marketing partners in the future. In addition, if the actions of our partners were to damage their reputation, our partnerships may be less attractive to our current or prospective members. Any of these failures by us or our partners could adversely affect our business and revenues.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property, and all of our corporate-owned stores are located on leased premises. The leases for our stores generally have initial terms of 10 years and typically provide for two renewal options in five-year increments as well as for rent escalations.

Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot terminate these leases before the end of the initial lease term. Additional sites that we lease are likely to be subject to similar long-term, non-terminable leases. If we close a store, we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, if we fail to negotiate renewals, either on commercially acceptable terms or at all, as each of our leases expire we could be forced to close stores in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under our senior secured credit facility or other sources, we may not be able to service our lease expenses or fund our other liquidity and capital needs, which would materially affect our business.

Our business is subject to various laws and regulations and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect our business.

We are subject to a trade regulation rule on franchising (“FTC Franchise Rule”) promulgated by the Federal Trade Commission (the “FTC”) that regulates the offer and sale of franchises in the United States and that requires us to provide to all prospective franchisees certain mandatory disclosure in a franchise disclosure document (“FDD”). In addition, we are subject to state franchise sales laws in approximately 14 states that regulate the offer and sale of franchises by requiring us to make a franchise filing or obtain franchise registration prior to our making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees in accordance with such laws. We are subject to franchise sales laws in five provinces in Canada that regulate the offer and sale of franchises by requiring us to provide a FDD in a prescribed format to prospective franchisees in accordance with such laws, and that regulate certain aspects of the franchise relationship. Failure to comply with such laws may result in a franchisee’s right to rescind its franchise agreement and damages, and may result in investigations or actions from federal or state franchise authorities, civil fines or penalties, and stop orders, among other remedies. We are also subject to franchise relationship laws in over 20 states that regulate many aspects of the franchisor-franchisee relationship, including renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination and franchisees’ right to associate, among others. Our failure to comply with such franchise relationship laws could result in fines, damages, and our inability to enforce franchise agreements where we have violated such laws. Although we believe that our FDDs, franchise sales practices and franchise activities comply with such franchise sales laws and franchise relationship laws, our non-compliance could result in liability to franchisees and regulatory authorities (as described above), inability to enforce our franchise agreements and a reduction in our anticipated royalty revenue, which in turn may materially and adversely affect our business and results of operating.

We and our franchisees are also subject to the Fair Labor Standards Act of 1938, as amended, and various other laws in the United States and Canada governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and our franchisees’ employees are paid at rates related to the U.S. federal minimum wage, and past increases in the U.S. federal minimum wage have increased labor costs, as would future increases. Any increases in labor costs might result in our and our franchisees inadequately staffing stores. Such increases in labor costs and other changes in labor laws could affect store performance and quality of service, decrease royalty revenues and adversely affect our brand.

Our and our franchisees’ operations and properties are subject to extensive U.S. and Canadian federal, state, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Our and our franchisees’ development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Failure to comply with these legal requirements could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability, which could adversely affect our business.

We and our franchisees are responsible at stores we each operate for compliance with state and provincial laws that regulate the relationship between stores and their members. Many states and provinces have consumer protection regulations that may limit the collection of membership dues or fees prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for stores, govern member rights in the event of a member relocation or disability, provide for specific member rights when a store closes or relocates, or preclude automatic membership renewals. Our or our franchisees’ failure to comply fully with these rules or requirements may subject us or our franchisees to fines, penalties, damages, and civil liability, or result in membership contracts being void or voidable. In addition, states may update these laws and regulations. Any additional costs which may arise in the future as a result of changes to the legislation and regulations or in their interpretation could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to our franchisees or our members.

Regulatory restrictions placed on indoor tanning services and negative opinions about the health effects of indoor tanning services could harm our reputation and our business.

Although our business model does not place an emphasis on indoor tanning, the vast majority of our corporate-owned and franchise stores offer indoor tanning services. We offer tanning services as one of many amenities available to our PF Black Card members. Many states and provinces where we and our franchisees operate have health and safety regulations that apply to health clubs and other facilities that offer indoor tanning services. In addition to regulations imposed on the indoor tanning industry, medical opinions and opinions of commentators in the general public regarding negative health effects of indoor tanning services could adversely impact the value of our PF Black Card memberships and our future revenues and profitability. Although the tanning industry is regulated by U.S. and Canadian federal, state and provincial government agencies, negative publicity regarding the potentially harmful health effects of the tanning services we offer at our stores could lead to additional legislation or further regulation of the industry. The potential increase in cost of complying with these regulations could have a negative impact on our profit margins.

The continuation of our tanning services is dependent upon the public’s sustained belief that the benefits of utilizing tanning services outweigh the risks of exposure to ultraviolet light. Any significant change in public perception of tanning equipment or any investigative or regulatory action by a government agency or other regulatory authority could impact the appeal of indoor tanning services to our PF Black Card members, and could in turn have an adverse effect on our and our franchisees’ reputation, business, results of operations and financial condition as well as our ability to profit from sales of tanning equipment to our franchisees.

In addition, from time to time, government agencies and other regulatory authorities have shown an interest in taking investigative or regulatory action with respect to tanning services. For example, we recently received notice from the Office of the Attorney General of New York (“OAG”) that they are considering filing an action against us with respect to alleged minor violations of tanning regulations at certain franchisee stores in New York. Although we understand that the OAG’s investigation is part of a larger initiative with respect to tanning salons and other providers of tanning services and do not believe that any OAG action would have a direct adverse effect on us, publicity regarding the OAG’s initiative could influence public perception of the tanning services we offer and of the benefits of our PF Black Card membership.

Risks related to our indebtedness

As of March 31, 2015, we had total indebtedness of $506.4 million, including capital leases, and our substantial indebtedness could adversely affect our financial condition and limit our ability to pursue our growth strategy.

We have a substantial amount of debt, which requires significant interest payments. As of March 31, 2015, we had total indebtedness of $506.4 million, including capital leases. Subject to the restrictions contained in our senior secured credit facility applicable to our subsidiary Planet Fitness Holdings, LLC, as borrower, and its restricted subsidiaries and its parent Planet Intermediate, LLC, as guarantors, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. These restrictions will not prevent us from incurring obligations that do not constitute indebtedness, may be waived by certain votes of debt holders and, if we refinance our existing indebtedness, such refinancing indebtedness may contain fewer restrictions on our activities. To the extent new indebtedness or other financial obligations are added to our and our subsidiaries’ currently anticipated indebtedness levels, the related risks that we and our subsidiaries face could intensify.

Our substantial level of indebtedness could adversely affect our financial condition and increase the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our other existing and any future financial obligations and contractual commitments, could have important consequences. For example, it could:

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make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under our senior secured credit facility, including restrictive covenants, could result in an event of default under such facilities;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other purposes;

•	increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have proportionately less indebtedness;

•	increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings;

•	increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

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limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other corporate purposes.

By the nature of their relationship to our enterprise, debt holders may have different points of view on the use of company resources as compared to our management. The financial and contractual obligations related to our debt also represent a natural constraint on any intended use of company resources.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

The terms of our outstanding indebtedness restrict us from engaging in specified types of transactions. These covenants restrict our ability, among other things, to:

•	incur indebtedness or guarantees or engage in sale-leaseback transactions;

•	incur liens;

•	engage in mergers, acquisitions and asset sales;

•	alter the business conducted by Planet Intermediate, LLC, Planet Fitness Holdings, LLC and its restricted subsidiaries;

•	make investments and loans;

•	declare dividends or other distributions;

•	enter into agreements limiting restricted subsidiary distributions; and

•	engage in certain transactions with affiliates.

In addition, the credit agreement governing our senior secured credit facility requires us to comply with a financial maintenance covenant, which covenant is solely for the benefit of the revolving credit facility. Our ability to comply with this financial covenant can be affected by events beyond our control, and we may not be able to satisfy it. See “Description of certain indebtedness.”

A breach of any of the restrictive covenants in the credit agreement governing our senior secured credit facility could result in an event of default, which could trigger acceleration of our indebtedness and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies, which could have a material adverse effect on our business, results of operations and financial condition. In the event of any default under our credit facilities, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable. In addition, or in the alternative, the applicable lenders could exercise their rights under the security documents entered into in connection with our credit facilities. We have pledged a significant portion of our assets as collateral under our senior secured credit facility.

If we were unable to repay or otherwise refinance these borrowings and loans when due, the applicable lenders could proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing our credit facilities or the exercise by the applicable lenders of their rights under the security documents would likely have a material adverse effect on our business. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

We are a holding company, and as such have no independent operations or material assets other than our ownership of equity interests in our subsidiaries, and our subsidiaries’ contractual arrangements with customers, and we will depend on our subsidiaries to distribute funds to us so that we may pay our obligations and expenses. Our ability to make scheduled payments on, or to refinance our respective obligations under, our indebtedness and to fund planned capital expenditures and other corporate expenses will depend on the ability of our subsidiaries to make distributions, dividends or advances to us, which in turn will depend on our subsidiaries’ future operating performance and on economic, financial, competitive, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under our senior secured credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Our senior secured credit facility includes a London Inter-Bank Offered Rates (“LIBOR”) floor of 1.00%, which at March 31, 2015 was in excess of LIBOR. If the three-month LIBOR spot rate were to increase or decrease by 0.125% from current rates, interest expense would not change due to application of the 1.00% floor previously mentioned. If the specified LIBOR rate were to increase above 1.00%, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. An increase of 0.125% over the 1.00% floor previously mentioned would result in an approximate increase of $0.6 million in our annual interest expense associated with our senior secured credit facilities.

We have entered into and may continue to enter into interest rate swaps, caps or other derivative financial instruments that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain derivative financial instruments with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Risks related to our organizational structure

We will be required to pay certain of our existing owners for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

Our acquisition of Holdings Units in connection with this offering and future and certain past exchanges of Holdings Units for shares of our Class A common stock (or cash) are expected to produce and have produced favorable tax attributes for us. Upon the completion of this offering, we will be a party to two tax receivable agreements. Under the first of those agreements, we generally will be required to pay to our Continuing LLC Owners 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we are deemed to realize as a result of certain tax attributes of their Holdings Units sold to us (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of our Class A common stock and (ii) tax benefits attributable to payments made under the tax receivable agreement (including imputed interest). Under the second tax receivable agreement, we generally will be required to pay to the Direct TSG Investors 85% of the amount of cash savings, if any, that we are deemed to realize as a result of the tax attributes of the Holdings Units that we hold in respect of the Direct TSG Investors’ interest in us, which resulted from the Direct TSG Investors’ purchase of interests in the 2012 Acquisition, and certain other tax benefits. Under both agreements, we generally will retain the benefit of the remaining 15% of the applicable tax savings.

The payment obligations under the tax receivable agreements are obligations of Planet Fitness, Inc., and we expect that the payments we will be required to make under the tax receivable agreements will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreements, we expect that the reduction in tax payments for us associated with sales of the corresponding Holdings Units as described above would aggregate to approximately $843.3 million over 23 years from the date of this offering based on an initial public offering price of $15.00 per share of our Class A common stock, which is the midpoint of the price range set forth on the front cover of this prospectus, and assuming all future sales would occur one year after this offering. Under such scenario, we would be required to pay the other parties to the tax receivable agreements 85% of such amount, or $716.8 million, over the 23-year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us, and tax receivable agreement payments by us, will be calculated using the market value of our Class A common stock at the time of the sale and the prevailing tax rates applicable to us over the life of the tax receivable agreements and will be dependent on us generating sufficient future taxable income to realize the benefit. See

“Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Tax receivable agreements.” Payments under the tax receivable agreements are not conditioned on the Continuing LLC Owners’ ownership of our shares after this offering.

The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of sales by the Continuing LLC Owners, the price of our Class A common stock at the time of the sales, whether such sales are taxable, the amount and timing of the taxable income we generate in the future, the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest. Payments under the tax receivable agreements are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest (generally calculated using one-year LIBOR), depending on the tax receivable agreements and the circumstances. Any such benefits are covered by the tax receivable agreements and will increase the amounts due thereunder. The tax receivable agreements will provide for interest, at a rate equal to one-year LIBOR, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the tax receivable agreements. In addition, under certain circumstances where we are unable to make timely payments under the tax receivable agreements, the tax receivable agreements will provide for interest to accrue on unpaid payments, at a rate equal to one-year LIBOR plus 500 basis points.

Payments under the tax receivable agreements will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase or other tax attributes subject to the tax receivable agreements, we will not be reimbursed for any payments previously made under the tax receivable agreements if such basis increases or other benefits are subsequently disallowed. As a result, in certain circumstances, payments could be made under the tax receivable agreements in excess of the benefits that we are deemed to realize in respect of the attributes to which the tax receivable agreements relate.

Our ability to pay taxes and expenses, including payments under the tax receivable agreements, may be limited by our structure.

Upon the consummation of this offering, we will have no material assets other than our ownership of Holdings Units of Pla-Fit Holdings, LLC. As such, we will have no independent means of generating revenue. Pla-Fit Holdings, LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its Holdings Units, including us. Accordingly, we will incur income taxes on our allocable share of any taxable income of Pla-Fit Holdings, LLC, and will also incur expenses related to our operations. Pursuant to the amended and restated limit liability company agreement of Pla-Fit Holdings, LLC (the “New LLC Agreement”), Pla-Fit Holdings, LLC will make cash distributions to the owners of Holdings Units for purposes of funding their tax obligations in respect of the income of Pla-Fit Holdings, LLC that is allocated to them, to the extent other distributions from Pla-Fit Holdings, LLC have been insufficient. In addition to tax expenses, we also will incur expenses related to our operations, including payment obligations under the tax receivable agreements, which we expect will be significant. We intend to cause Pla-Fit Holdings, LLC to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any ordinary course payments due under the tax receivable agreements. However, its ability to make such distributions will be subject to various limitations and restrictions, including contractual restrictions under our senior secured credit facility. If, as a consequence of these various limitations and restrictions, we do not have sufficient funds to pay tax or other liabilities or to fund our operations (including as a result of an acceleration of our obligations under the tax receivable agreements), we may have to borrow funds and thus our liquidity and financial condition could be materially adversely affected. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest at a rate equal to one-year LIBOR plus 500 basis points until paid.

In certain cases, payments under the tax receivable agreements to our existing owners may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreements.

The tax receivable agreements provide that (i) in the event that we materially breach such tax receivable agreements, (ii) if, at any time, we elect an early termination of the tax receivable agreements, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) obligations under the tax receivable agreements (with respect to all Holdings Units, whether or not they have been sold before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the tax receivable agreements.

As a result of the foregoing, (i) we could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (ii) we may be required to make an immediate lump sum payment equal to the present value of the anticipated tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any such benefits are ever realized. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreements in a manner that does not adversely affect our working capital and growth requirements. For example, if we were to elect to terminate the tax receivable agreements immediately after this offering, based on the initial public offering price of $15.00 per share of our Class A common stock and a discount rate equal to 5.8%, we estimate that we would be required to pay $418.3 million in the aggregate under the tax receivable agreements. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Tax receivable agreements.”

In certain circumstances, Pla-Fit Holdings, LLC will be required to make distributions to us and the Continuing LLC Owners, and the distributions that Pla-Fit Holdings, LLC will be required to make may be substantial.

Funds used by Pla-Fit Holdings, LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that Pla-Fit Holdings, LLC will be required to make may be substantial, and will likely exceed (as a percentage of Pla-Fit Holdings, LLC’s net income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

As a result of potential differences in the amount of net taxable income allocable to us and to the Continuing LLC Owners, as well as the use of an assumed tax rate in calculating Pla-Fit Holdings, LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivable agreements. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Pla-Fit Holdings, LLC, the Continuing LLC Owners would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their Holdings Units.

We will not be reimbursed for any payments made to the Continuing LLC Owners or the Direct TSG Investors under the tax receivable agreements in the event that any tax benefits are disallowed.

If the IRS or a state or local taxing authority challenges the tax basis adjustments and/or deductions that give rise to payments under the tax receivable agreements and the tax basis adjustments and/or deductions are subsequently disallowed, the recipients of payments under the agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the tax receivable agreements and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments and/or deductions are disallowed, our payments under the tax receivable agreements could exceed our actual tax savings, and we may not be able to recoup payments under the tax receivable agreements that were calculated on the assumption that the disallowed tax savings were available.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States and Canada, and our domestic and foreign tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state and foreign authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Risks related to our Class A common stock and this offering

We are eligible to be treated as an emerging growth company, and we cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common stock held by non-affiliates exceeds $700.0 million as of the end of the second fiscal quarter in any fiscal year before that time or if we have total annual gross revenues of $1.0 billion or more during any fiscal year before that time, in which case we would no longer be an emerging growth company as of the following fiscal year end, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time we would cease to be an emerging growth company immediately. We cannot predict if investors will find our shares of Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption related to the adoption of new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

TSG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by investment funds affiliated with TSG. Upon completion of this offering, investment funds affiliated with TSG will control 67.9% of the voting power of our common stock (or 65.9% if the underwriters exercise in full their option to purchase additional shares). As long as TSG owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50%, TSG will continue to be able to strongly influence or effectively control our decisions.

Additionally, TSG’s interests may not align with the interests of our other stockholders. TSG is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. TSG may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Certain of our directors have relationships with TSG, which may cause conflicts of interest with respect to our business.

Following this offering, four of our seven directors will be affiliated with TSG. Our TSG-affiliated directors have fiduciary duties to us and, in addition, have duties to TSG. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and TSG, whose interests may be adverse to ours in some circumstances.

Upon the listing of our shares, we will be a “controlled company” under NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Because TSG will continue to control a majority of the voting power of our outstanding Class A common stock after completion of this offering, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Class A common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under rules;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize all of these exemptions. Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Provisions of our corporate governance documents could make an acquisition of our Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to TSG’s beneficial ownership of a controlling percentage of our common stock, our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include:

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	advance notice requirements for stockholder proposals and director nominations;

•	the ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

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the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors;

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limitations on the ability of stockholders to call special meetings and to take action by written consent following the date that the TSG Funds no longer beneficially own a majority of our common stock; and

•

the required approval of holders of at least 75% of the voting power of the outstanding shares of our capital stock to adopt, amend or repeal certain provisions of our certificate of incorporation and bylaws or remove directors for cause, in each case following the date that the TSG Funds no longer beneficially own a majority of our common stock.

In addition, Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” While we have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, our certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that investment funds affiliated with TSG will not be deemed to be an “interested stockholder,” and accordingly will not be subject to such restrictions.

Because our board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. See “Description of capital stock.”

Our organizational structure, including the tax receivable agreements, confers certain benefits upon the Continuing LLC Owners that will not benefit Class A common stockholders to the same extent as it will benefit the Continuing LLC Owners.

Our organizational structure, including the tax receivable agreements, confers certain benefits upon the Continuing LLC Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Continuing LLC Owners. The tax receivable agreement with the Direct TSG Investors also confers benefits upon the Direct TSG Investors that are not shared with other holders of Class A common stock. See “—Risks related to our organizational structure.” Although we will retain 15% of the amount of tax benefits conferred under the tax receivable agreements, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

We have identified a material weakness in our internal control over financial reporting. While we have taken steps to remediate this material weakness and no new material weaknesses have been identified to date, we cannot provide assurance that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness we have identified or that additional material weaknesses or significant deficiencies will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

We are not currently required to comply with the rules of the Securities and Exchange Commission (“SEC”) implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Although we will be required to disclose significant changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an emerging growth company. At such time, if our independent registered public accounting firm concluded that our internal control over financial reporting was not effective due to the existence of one or more material weaknesses in internal control, it would issue an adverse opinion on the effectiveness of our internal control over financial reporting.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring internal audit or additional accounting staff. Testing and maintaining internal controls can divert our management’s attention from other matters related to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404.

We recently determined that a material weakness in internal control over financial reporting existed relating to our controls over the authorization of IT hardware purchases and processing of related invoices. We have implemented processes and controls designed to remediate this material weakness by revising existing, and implementing new, procedures and systems regarding (i) authorizing purchases, (ii) receiving invoices, (iii) receiving IT hardware products and (iv) processing invoices. However, we cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses.

If we identify additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting in future periods, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the NYSE, on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book deficit per share of our common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Based on an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, you will experience immediate dilution of $20.40 per share, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed 30.3% of the aggregate price paid by all purchasers of our stock but will own only approximately 9.2% of our common stock outstanding after this offering. See “Dilution” for more detail.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our certificate of incorporation and bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Class A common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our Class A common stock. Although we intend to list shares of our Class A common stock on the NYSE under the symbol “PLNT,” an active trading market for our Class A shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations among us, the selling stockholders and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

As a public company, we will become subject to additional laws, regulations and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

Prior to this offering, we operated on a private basis. After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time-consuming or costly. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We estimate that we will incur between $3 million and $4 million annually in expenses related to incremental insurance costs and other expenses associated with being a public company, including listing, printer, audit and XBRL fees and investor relations costs. However, the incremental costs that we incur as a result of becoming a public company could exceed our estimate. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

Our operating results and share price may be volatile, and the market price of our Class A common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysis and investors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors or our vendors of significant contracts or acquisitions;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory, legal or political developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have outstanding 35,235,491 shares of Class A common stock based on the number of shares outstanding immediately following the recapitalization transactions. This includes 9,122,657 shares that we are selling in this offering, as well as the 4,377,343 shares that the selling stockholders are selling and the shares held by our existing stockholders, which may be resold in the public market immediately, and assumes no exercises of outstanding options. Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreement as described in the “Shares eligible for future sale” section of this prospectus. We also intend to file a Form S-8 under the Securities Act to register all shares of Class A common stock that we may issue under our equity compensation plans. In addition, TSG has certain demand registration rights that could require us in the future to file registration statements in connection with sales of our stock by TSG. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Registration rights agreement.” Such sales by TSG could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Since we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

Although we have previously declared dividends to our equityholders, we do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

A credit ratings downgrade or other negative action by a credit ratings organization could adversely affect the trading price of the shares of our Class A common stock.

Credit rating agencies continually revise their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us or our subsidiaries. Any such fluctuation in the rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.

Our certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws;

•	any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or

•	any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a “Covered Proceeding”).

In addition, our certificate of incorporation provides that if any action the subject matter of which is a Covered Proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors (each, a “Foreign Action”), the claiming party will be deemed to have consented to (i) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the Foreign Action as agent for such claiming party.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place significant reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Important factors that could cause actual results and events to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	our dependence on the operational and financial results of, and our relationships with, our franchisees and the success of their new and existing stores;

•	our ability to protect our brand and reputation;

•	our ability to execute our growth strategy, including through development of new stores by new and existing franchisees;

•	our ability to manage our growth and associated strain on our resources;

•	our ability to successfully identify and secure appropriate franchisees and sites, and timely develop and expand our operations;

•	data security and the vulnerability of our information systems;

•	our and our franchisees’ ability to attract and retain members;

•	the high level of competition in the health and fitness industry;

•	our dependence on a small number of equipment suppliers;

•	our ability to maintain sufficient levels of cash flow, or access to capital, to meet growth expectations;

•	our dependence on key executive management;

•	our ability to identify qualified individuals for our workforce;

•	our ability to adequately protect our intellectual property;

•	risks related to franchisees generally;

•	our business model being susceptible to litigation;

•	the substantial indebtedness of our subsidiary, Planet Fitness Holdings, LLC;

•	TSG’s significant influence over us and our status as a “controlled company” under the rules of the NYSE;

•	risks relating to our corporate structure and tax receivable agreements; and

•	the other factors identified under the heading “Risk factors” elsewhere in this prospectus.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

The recapitalization transactions

Organizational structure following this offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the recapitalization transactions, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Immediately following this offering, after giving effect to the recapitalization transactions, Planet Fitness, Inc. will be a holding company, and its sole material asset will be an equity interest, indirectly held through its wholly owned subsidiaries, in Pla-Fit Holdings, LLC. As the sole managing member of Pla-Fit Holdings, LLC, Planet Fitness, Inc. will operate and control all of the business and affairs of Pla-Fit Holdings, LLC and, through Pla-Fit Holdings, LLC and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in Pla-Fit Holdings, LLC, we will have the sole voting interest in, and control the management of, Pla-Fit Holdings, LLC. As a result, Planet Fitness, Inc. will consolidate Pla-Fit Holdings, LLC in its consolidated financial statements and will report a noncontrolling interest related to the Holdings Units held by the Continuing LLC Owners in our consolidated financial statements. Planet Fitness, Inc. will have a board of directors and executive officers but no employees. The functions of all our employees are expected to reside at Pla-Fit Holdings, LLC and its subsidiaries.

Our organizational structure will allow the Continuing LLC Owners to retain their equity ownership in Pla-Fit Holdings, LLC, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Holdings Units. Investors participating in this offering will, by contrast, hold equity in Planet Fitness, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock, along with the Direct TSG Investors. We believe that the Continuing LLC Owners generally find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. The Continuing LLC Owners and Planet Fitness, Inc. will incur U.S. federal, state, provincial and local income taxes on their allocable share of any taxable income of Pla-Fit Holdings, LLC (as calculated pursuant to the New LLC Agreement as it will be in effect at the time of this offering). We do not believe that our organizational structure gives rise to any significant benefit or detriment to our business or operations.

The recapitalization transactions

We refer to the Merger, Reclassification and entry into the exchange agreement, each as described below, as the “recapitalization transactions.” The Merger will be effected pursuant to a merger agreement by and among Planet Fitness, Inc. and Planet Fitness Holdings, L.P. and the recapitalization transactions will be effected pursuant to a recapitalization agreement by and among Planet Fitness, Inc., Pla-Fit Holdings, LLC, the Continuing LLC Owners and the Direct TSG Investors.

Merger

Prior to this offering, the Direct TSG Investors held interests in Planet Fitness Holdings, L.P., a predecessor entity to Planet Fitness, Inc. that holds indirect interests in Pla-Fit Holdings, LLC. Planet Fitness Holdings, L.P. was formed in October 2014 and has no material assets, liabilities or operations, other than as a holding company owning indirect interests in Pla-Fit Holdings, LLC. The Direct TSG Investors consist of investment funds affiliated with TSG. Pursuant to a merger agreement dated June 22, 2015, upon the earlier of (1) the time of pricing of this offering and (2) March 31, 2016, Planet Fitness Holdings, L.P. will merge with and into Planet Fitness, Inc., and the interests in Planet Fitness Holdings, L.P. held by the Direct TSG Investors will be converted into Class A shares of common stock of Planet Fitness, Inc. We refer to this as the “Merger.” Shares of Class A common stock will have both voting and economic rights in Planet Fitness, Inc. See “Description of capital stock.”

The Merger will be effected prior to the time our Class A common stock is registered under the Exchange Act and prior to the completion of this offering.

Reclassification

The equity interests of Pla-Fit Holdings, LLC currently consist of three different classes of limited liability company units (Class M, Class T and Class O). Prior to the completion of this offering, the limited liability company agreement of Pla-Fit Holdings, LLC will be amended and restated to, among other things, modify its capital structure to create a single new class of units, the Holdings Units. We refer to this capital structure modification as the “Reclassification.”

The Direct TSG Investors’ indirect interest in Pla-Fit Holdings, LLC is currently held through wholly owned subsidiaries of Planet Fitness Holdings, L.P. Such wholly owned subsidiaries have no material assets, liabilities or operations other than as holding companies owning direct interests in Pla-Fit Holdings, LLC. As a result, following the Merger, in which Planet Fitness Holdings, L.P. merges with and into Planet Fitness, Inc., the Direct TSG Investors’ indirect interests in Pla-Fit Holdings, LLC will be held through wholly owned subsidiaries of Planet Fitness, Inc. Therefore, the Holding Units to be received in the Reclassification will be allocated to: (1) the Continuing LLC Owners based on their existing interest in Pla-Fit Holdings, LLC; and (2) wholly owned subsidiaries of Planet Fitness, Inc. to the extent of the Direct TSG Investors’ indirect interest in Pla-Fit Holdings, LLC. The number of Holdings Units to be allocated to wholly owned subsidiaries of Planet Fitness, Inc. in the Reclassification will be equal to the number of shares of Class A common stock that the Direct TSG Investors receive in the Merger (on a one-for-one basis).

The Reclassification will be effected prior to the time our Class A common stock is registered under the Exchange Act and prior to the completion of this offering.

Following the Merger and the Reclassification, Planet Fitness, Inc. will issue to Continuing LLC Owners one share of Class B common stock for each Holdings Unit they hold. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, but entitle the holder to one vote per share on matters presented to stockholders of Planet Fitness, Inc. Holdings Units will be held by the Continuing LLC Owners and by Planet Fitness, Inc., which will hold its interests indirectly through wholly owned subsidiaries. The Continuing LLC Owners consist of investment funds affiliated with TSG and certain employees and directors. All of the shares of Class A common stock that will be outstanding following the Merger and the Reclassification but prior to completion of this offering will be held by the Direct TSG Investors.

Pursuant to the New LLC Agreement, Planet Fitness, Inc. will be designated as the sole managing member of Pla-Fit Holdings, LLC. Accordingly, Planet Fitness, Inc. will have the right to determine when distributions will be made by Pla-Fit Holdings, LLC to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If Planet Fitness, Inc. authorizes a distribution by Pla-Fit Holdings, LLC, the distribution will be made to the members of Pla-Fit Holdings, LLC pro rata in accordance with the percentages of their respective Holdings Units.

The holders of Holdings Units will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of Pla-Fit Holdings, LLC (as calculated pursuant to the New LLC Agreement). Net profits and net losses of Pla-Fit Holdings, LLC will generally be allocated to its members pursuant to the New LLC Agreement pro rata in accordance with the percentages of their respective Holdings Units. The New LLC Agreement will provide for cash distributions to the holders of Holdings Units for purposes of funding their tax obligations in respect of the income of Pla-Fit Holdings, LLC that is allocated to them, to the extent other distributions from Pla-Fit Holdings, LLC for the relevant year have been insufficient to cover such liability. Generally, these tax distributions will be computed based on the taxable income of Pla-Fit Holdings, LLC allocable to the holders of Holdings Units multiplied by an assumed, combined tax rate equal to the maximum rate applicable to an individual or corporation resident in San Francisco, California (taking into account the non-deductibility of certain expenses and the character of our income). See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Pla-Fit Holdings, LLC amended and restated limited liability company agreement.”

Exchange agreement

Following the Merger and the Reclassification, we and the Continuing LLC Owners will enter into an exchange agreement at the time of this offering under which Continuing LLC Owners (or certain permitted transferees thereof) will have the right, from time to time and subject to the terms of the exchange agreement, to exchange their Holdings Units, along with a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and similar transactions. As a Continuing LLC Owner exchanges Holdings Units, along with a corresponding number of shares of our Class B common stock, for shares of Class A common stock, the number of Holdings Units held by Planet Fitness, Inc. will be correspondingly increased as it acquires the exchanged Holdings Units and cancels a corresponding number of shares of Class B common stock. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Exchange agreement.”

Offering transactions

In connection with the completion of this offering, in order to facilitate the disposition of equity interests in Pla-Fit Holdings, LLC held by Continuing LLC Owners affiliated with TSG, we intend to use the net proceeds we receive to purchase issued and outstanding Holdings Units from these Continuing LLC Owners that they will have received in the Reclassification. Assuming that the shares of Class A common stock to be sold in this offering are sold at $15.00 per share, which is the midpoint of the price range on the front cover of this prospectus, at the time of this offering, we will purchase 9,122,657 issued and outstanding Holdings Units from these Continuing LLC Owners for an aggregate of $128.3 million (or 10,491,055 Holdings Units for an aggregate of $147.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As such, we will acquire a minority equity percentage of the Holdings Units held by the Continuing LLC Owners issued to them in the Reclassification, which is in addition to the Holdings Units that we acquire in the Reclassification on a one-for-one basis in relation to the number of shares of Class A common stock issued to the Direct TSG Investors in the Merger. Accordingly, following this offering, we will hold a number of Holdings Units that is equal to the number of shares of Class A common stock that it has issued to the Direct TSG Investors and investors in this offering. The Direct TSG Investors, who will not have received Holdings Units in the Reclassification but rather will have received shares of Class A common stock in the Merger, will sell a portion of those shares of Class A common stock in this offering as selling stockholders. Pla-Fit Holdings, LLC will bear or reimburse Planet Fitness, Inc. for all of the expenses of this offering.

As a result of the recapitalization transactions and the offering transactions, upon completion of this offering:

•

the investors in this offering will collectively own 13,500,000 shares of our Class A common stock (or 15,525,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing 13.7% of the voting power in Planet Fitness, Inc. (or 15.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, through Planet Fitness, Inc., 13.7% of the economic interest in Pla-Fit Holdings, LLC (or 15.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

The Direct TSG Investors will collectively own 21,735,491 shares of our Class A common stock (or 21,078,889 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing 22.0% of the voting power in Planet Fitness, Inc. (or 21.4% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, through Planet Fitness, Inc., 22.0% of the economic interest in Pla-Fit Holdings, LLC (or 21.4% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

the Continuing LLC Owners will collectively hold 63,474,249 Holdings Units, representing 64.3% of the economic interest in Pla-Fit Holdings, LLC (or 62.9% if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock) and 63,474,249 shares of our Class B common stock (or 62,105,851 shares of our Class B common stock if the underwriters exercise in full their option to purchase 2,025,000 additional shares of Class A common stock), representing 64.3% of the voting power in Planet Fitness, Inc. (or 62.9% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Tax receivable agreements

Our acquisition of Holdings Units in connection with this offering and future and certain past exchanges of Holdings Units for shares of our Class A common stock (or cash) are expected to produce and have produced favorable tax attributes for us. Upon the completion of this offering, we will be a party to two tax receivable agreements. Under the first of those agreements, we generally will be required to pay to our Continuing LLC Owners 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we are deemed to realize as a result of certain tax attributes of their Holdings Units sold to us (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of our Class A common stock and (ii) tax benefits attributable to payments made under the tax receivable agreement (including imputed interest). Under the second tax receivable agreement, we generally will be required to pay to the Direct TSG Investors 85% of the amount of cash savings, if any, that we are deemed to realize as a result of the tax attributes of the Holdings Units that we hold in respect of the Direct TSG Investors’ interest in us, which resulted from the Direct TSG Investors’ purchase of interests in the 2012 Acquisition, and certain other tax benefits. Under both agreements, we generally will retain the benefit of the remaining 15% of the applicable tax savings. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Tax receivable agreements.”

Use of proceeds

We estimate that the net proceeds to us from our issuance and sale of 9,122,657 shares of Class A common stock in this offering will be approximately $128.3 million, after deducting underwriting discounts and commissions (or approximately $147.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). This estimate assumes an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00, based upon the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $8.6 million (or approximately $9.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions.

We intend to use the net proceeds of this offering to purchase 9,122,657 issued and outstanding Holdings Units from certain Continuing LLC Owners consisting of investment funds affiliated with TSG that they will have received in the Reclassification (or 10,491,055 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), at a purchase price per unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. As such, we will acquire a minority equity percentage of the Holdings Units held by the Continuing LLC Owners issued to them in the Reclassification, which is in addition to the Holdings Units that we acquire in the Reclassification on a one-for-one basis in relation to the number of shares of Class A common stock issued to the Direct TSG Investors in the Merger. Pla-Fit Holdings, LLC will not receive any proceeds that we use to purchase Holdings Units from Continuing LLC Owners.

The Direct TSG Investors, who will not have received Holdings Units in the Reclassification but rather will have received shares of Class A common stock in the Merger, will sell a portion of those shares of Class A common stock in this offering as selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders. After deducting underwriting discounts and commissions, the selling stockholders will receive approximately $61.6 million of net proceeds from this offering.

Pla-Fit Holdings, LLC will bear or reimburse Planet Fitness, Inc. and the selling stockholders for all of the expenses incurred in connection with this offering.

The board of managers of Pla-Fit Holdings, LLC paid cash distributions of $140.0 million and $173.9 million to holders of Class T Units and Class O Units on March 31, 2015 and March 31, 2014, respectively. Under certain interpretations of the SEC, certain dividends preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividends exceeded earnings during such period. See “Unaudited pro forma net income per share information,” included in our historical consolidated financial statements for the year ended December 31, 2014 and the unaudited condensed consolidated financial statements for the quarter ended March 31, 2015 found elsewhere in this prospectus, for pro forma earnings per share information.

Dividend policy

Our board of directors does not currently intend to pay dividends on our Class A common stock following completion of this offering. However, we expect to re-evaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our senior secured credit facility and other considerations, determine to pay dividends in the future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. The declaration, amount and payment of any future dividends on shares of our Class A common stock will be at the sole discretion of our board of directors, which may take into account general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our board of directors may deem relevant. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” and “Description of indebtedness” included elsewhere in this prospectus regarding restrictions on our ability to pay dividends.

On March 31, 2014, the board of managers of Pla-Fit Holdings, LLC paid a cash distribution of $173.9 million to holders of its Class T Units and Class O Units.

On March 31, 2015, the board of managers of Pla-Fit Holdings, LLC paid a cash distribution of $140.0 million to holders of its Class T Units and Class O Units.

Capitalization

The following table sets forth the cash, cash equivalents and capitalization as of March 31, 2015 of Pla-Fit Holdings, LLC on a historical basis and of Planet Fitness, Inc. on a pro forma basis to reflect:

•	The recapitalization transactions;

•

the issuance of shares of Class A common stock by us in this offering and the receipt of approximately $128.3 million in net proceeds from the sale of such shares, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions; and

•	the application of the estimated net proceeds from the offering as described in “Use of proceeds.”

You should read this information together with our audited and unaudited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Unaudited pro forma consolidated financial information,” “Selected consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operations.”

	As of March 31, 2015
(dollars in millions)	Historical Pla-Fit Holdings, LLC	Pro forma Planet Fitness, Inc.(1)
Cash and cash equivalents	$27.5	$20.6

Long-term debt, including current portion:
Senior secured credit facility	506.1	506.1
Capital leases	0.3	0.3

Total debt(2)	506.4	506.4

Members’/stockholders’ equity:
Members’ equity	7.4	—
Class A common stock, par value $0.0001 per share; no shares authorized and no shares issued and outstanding on a historical basis, 300,000,000 shares authorized and 35,235,491 shares issued and outstanding on a pro forma basis	—	—
Class B common stock, par value $0.0001 per share; no shares authorized and no shares issued and outstanding on a historical basis, 100,000,000 shares authorized and 63,474,249 shares issued and outstanding on a pro forma basis	—	—
Additional paid-in capital	—	—
Accumulated deficit	—	(16.8)
Accumulated other comprehensive loss	(1.3)	(1.3)

Members’/stockholders’ equity attributable to Planet Fitness, Inc.	6.1	(18.1)
Noncontrolling interest	6.3	(26.4)

Total members’/stockholders’ equity	12.4	(44.5)

Total capitalization	$518.8	$461.9

(1)	Pro forma reflects the application of the estimated proceeds of the offering as described in “Use of proceeds.”

(2)	Total debt consists of borrowings under our senior secured credit facility as described in “Description of certain indebtedness” and capital leases.

Since the Company is not retaining any proceeds from this offering, a $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would have no impact on the pro forma amount of cash and cash equivalents, noncontrolling interest or total stockholders’ equity.

Dilution

The Continuing LLC Owners will continue to own their Holdings Units in Pla-Fit Holdings, LLC immediately after the recapitalization transactions and the offering. Because the Continuing LLC Owners will not own any Class A common stock or have any right to receive distributions from Planet Fitness, Inc., we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of Holdings Units (other than Planet Fitness, Inc.) had their Holdings Units exchanged for newly issued shares of Class A common stock on a one-for-one basis and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Planet Fitness, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all Holdings Units for shares of Class A common stock as described in the previous sentence as the “Assumed Exchange.”

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the initial public offering price per share of Class A common stock is substantially in excess of the net tangible book deficit per share of our Class A common stock attributable to the existing stockholders for our presently outstanding shares of Class A common stock. Our net tangible book deficit per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Class A common stock issued and outstanding.

As of March 31, 2015, we had a historical net tangible book deficit of $454.3 million, or $4.60 per share of Class A common stock, based on 98,709,740 shares of our Class A common stock outstanding immediately following the Assumed Exchange. Dilution is calculated by subtracting net tangible book deficit per share of our Class A common stock from the assumed initial public offering price per share of our Class A common stock.

Investors participating in this offering will incur immediate and substantial dilution. Without taking into account any other changes in such net tangible book deficit after March 31, 2015, after giving effect to the recapitalization transactions, the Assumed Exchange and the sale of shares of our Class A common stock in this offering assuming an initial public offering price of $15.00 per share (the midpoint of the offering range shown on the cover of this prospectus), less the underwriting discounts and commissions and the application of such proceeds, our pro forma net tangible book deficit as of March 31, 2015, would have been approximately $532.6 million (or $511.3 million excluding the deferred tax and tax receivable liability impacts resulting from the Assumed Exchange), or $5.40 per share of Class A common stock. This amount represents an immediate increase in net tangible book deficit of $0.80 per share of our Class A common stock to the existing stockholders and immediate dilution in net tangible book deficit of $20.40 per share of our Class A common stock to investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Net tangible book deficit per share as of March 31, 2015, before giving effect to this offering(1)	$4.60
Increase in net tangible book deficit per share attributable to investors purchasing shares in this offering	0.80

Pro forma net tangible book deficit per share, after giving effect to this offering(2)		5.40

Dilution in net tangible book deficit per share to investors in this offering		$20.40

(1)	Based on 98,709,740 of our shares of Class A common stock outstanding immediately following the Assumed Exchange.
(2)	Gives pro forma effect to the recapitalization transactions and the Assumed Exchange.

Since the Company is not retaining any proceeds from the offering, if the underwriters exercise their option in full to purchase additional shares, there would be no change to the pro forma net tangible book deficit per share of our Class A common stock after giving effect to this offering, the recapitalization transactions and the Assumed Exchange.

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would decrease (increase) the pro forma net tangible book deficit after giving effect to this offering, the recapitalization transactions and the Assumed Exchange by approximately $7.9 million, or by $0.08 per share of our Class A common stock, assuming no change to the number of shares of our Class A common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses.

The following table summarizes, as of March 31, 2015, on the pro forma basis described above, the total number of shares of our Class A common stock purchased from us, the total consideration paid to us, and the average price per share of our Class A common stock paid by purchasers of such shares and by new investors purchasing shares of our Class A common stock in this offering.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	89,587,083	90.8%	$315,000,000	69.7%	$3.39
New investors	9,122,657	9.2%	136,832,055	30.3	15.00

Total	98,709,740	100%	$451,832,055	100%

The information above is based on 98,709,740 shares of Class A common stock outstanding immediately following the recapitalization transactions and the Assumed Exchange and reflects the use of proceeds in this offering to purchase Holdings Units from Continuing LLC Owners. See “Use of proceeds.”

Unaudited pro forma consolidated financial information

The following unaudited pro forma information reflects the impact of this offering, after giving effect to the recapitalization transactions discussed in the section of this prospectus entitled “The recapitalization transactions.” The unaudited pro forma consolidated statements of operations for the year ended December 31, 2014 and the quarter ended March 31, 2015 give effect to the recapitalization transactions and this offering as if they had occurred on January 1, 2014. The unaudited pro forma consolidated balance sheet as of March 31, 2015 gives effect to the recapitalization transactions and this offering as if they had occurred on March 31, 2015.

As a result of the recapitalization transactions, the operating agreement of Pla-Fit Holdings, LLC will be amended and restated to, among other things, designate Planet Fitness, Inc. as the sole managing member of Pla-Fit Holdings, LLC. As sole managing member, Planet Fitness, Inc. will exclusively operate and control the business and affairs of Pla-Fit Holdings, LLC. This Amended and Restated Limited Liability Company Agreement of Pla-Fit Holdings, LLC is referred to as the New LLC Agreement. As a result of the recapitalization transactions and the New LLC Agreement, we will consolidate Pla-Fit Holdings, LLC, and Pla-Fit Holdings, LLC will be considered our predecessor for accounting purposes. The unaudited pro forma consolidated financial information gives effect to the consolidation of Pla-Fit Holdings, LLC with Planet Fitness, Inc. resulting from the recapitalization transactions and the New LLC Agreement.

We derived the unaudited pro forma consolidated financial information set forth below by applying the pro forma adjustments to the audited and unaudited historical consolidated financial statements of Pla-Fit Holdings, LLC and subsidiaries included elsewhere in this prospectus. The unaudited pro forma consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change.

The recapitalization transactions pro forma adjustments give effect to the following transactions:

•	the conversion of interests held by the Direct TSG Investors into shares of Class A common stock of Planet Fitness, Inc. in connection with the Merger;

•	the reclassification of the Class M, Class T and Class O units of Pla-Fit Holdings, LLC into the Holdings Units; and

•	the issuance of Class B shares of common stock to the Continuing LLC Owners.

The offering pro forma adjustments give effect to the following effects of this offering:

•

the issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $128.3 million, assuming that the shares are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions;

•	the use of proceeds received in this offering to purchase issued and outstanding Holdings Units from certain Continuing LLC Owners;

•

the effects of (1) the tax receivable agreement to be entered into with the Continuing LLC Owners that will provide for the payment by us to the Continuing LLC Owners of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that we are deemed to realize as a result of certain tax attributes of their Holdings Units sold to us (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of our Class A common stock and (ii) tax benefits attributable to payments made under the tax receivable agreement (including imputed interest), and (2) the tax receivable agreement to be entered into with the Direct TSG Investors that will provide for the payment by us to the Direct TSG

Investors of 85% of the amount of the cash savings, if any, that we are deemed to realize as a result of the tax attributes of the Holdings Units that we hold in respect of the Direct TSG Investors’ interest in us, and certain other tax benefits;

•

the recording of cash-based and equity-based compensation expense related to our 2013 Performance Incentive Plan and the Class M units of Pla-Fit Holdings, LLC, respectively, and the termination of the management services agreement with TSG; and

•	a provision for income taxes and deferred taxes reflecting Planet Fitness, Inc. as a taxable corporation.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us.

The unaudited pro forma consolidated financial information is presented for informational purposes only and should not be considered indicative of the actual financial position or results of operations that would have been achieved had the recapitalization transactions and this offering been consummated on the dates indicated, and does not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. You should read our unaudited pro forma consolidated financial information and the accompanying notes in conjunction with the historical consolidated financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in the sections entitled “Risk factors,” “Selected consolidated financial and operating data,” “Use of proceeds,” “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations.”

The historical consolidated financial position and results of operations of Planet Fitness, Inc. have not been presented in the accompanying unaudited pro forma consolidated financial information as Planet Fitness, Inc. is a newly incorporated entity as of March 2015, has had no business transactions or activities to date, and had no material assets, liabilities, revenues or expenses during the periods presented in this section. The historical financial statements of Planet Fitness Holdings, L.P. have not been presented in the accompanying unaudited pro forma consolidated financial information as Planet Fitness Holdings, L.P. was formed in October 2014 and has no material assets, liabilities or operations, other than as a holding company owning indirect interests in Pla-Fit Holdings, LLC. The recapitalization transactions and designation of Planet Fitness, Inc. as the sole managing member of Pla-Fit Holdings, LLC will be accounted for as the combination of entities under common control and Pla-Fit Holdings, LLC will be considered our predecessor for accounting purposes. This will result in the presentation of Pla-Fit Holdings, LLC’s historical financial statements as the historical financial statements of Planet Fitness, Inc. and Planet Fitness, Inc. will account for Pla-Fit Holdings, LLC’s assets and liabilities at their historical carrying amounts.

Planet Fitness, Inc.

Unaudited pro forma consolidated balance sheet

as of March 31, 2015

(in millions)	Historical Pla-Fit Holdings, LLC	Recapitalization transactions adjustments		As adjusted before offering	Offering adjustments		Pro forma Planet fitness, Inc.

Assets
Cash and cash equivalents	$27.5	$—		$27.5	$(6.9	)(4)(6)(7)	$20.6
Accounts receivable, net	9.5	—		9.5	—		9.5
Due from related parties, current	1.1	—		1.1	—		1.1
Inventory	2.0	—		2.0	—		2.0
Restricted assets—NAF	0.4	—		0.4	—		0.4
Other current assets	7.8	—		7.8	—		7.8

Total current assets	48.3	—		48.3	(6.9)		41.4
Property and equipment, net	51.6	—		51.6	—		51.6
Intangible assets, net	289.8	—		289.8	—		289.8
Goodwill	177.0	—		177.0	—		177.0
Deferred tax assets	—	42.8	(1)	42.8	94.8	(1)	137.6
Other assets, net	12.9	—		12.9	—		12.9

Total assets	$579.6	$42.8		$622.4	$87.9		$710.3

Liabilities and Members’/Stockholders’ Equity (Deficit)
Current maturities of long-term debt	$5.1	$—		$5.1	$—		$5.1
Accounts payable	10.5	—		10.5	—		10.5
Member distribution payable	7.5	—		7.5			7.5
Accrued expenses	7.6	—		7.6	—		7.6
Current maturities of obligations under capital leases	0.3	—		0.3	—		0.3
Equipment deposits	6.4	—		6.4	—		6.4
Restricted liabilities—NAF	0.4	—		0.4	—		0.4
Deferred revenue, current	13.6	—		13.6	—		13.6
Other current liabilities	0.2	—		0.2	—		0.2

Total current liabilities	51.6	—		51.6	—		51.6

Long-term debt, net of current maturities	501.0	—		501.0	—		501.0
Obligations under capital leases, net of current portion	—	—		—	—		—
Deferred rent, net of current portion	4.0	—		4.0	—		4.0
Deferred revenue, net of current portion	9.4	—		9.4	—		9.4
Deferred tax liabilities—non current	0.6	45.4	(1)	46.0	19.8	(1)	65.8
Other liabilities	0.6	—		0.6	122.4	(1)	123.0

Total noncurrent liabilities	515.6	45.4		561.0	142.2		703.2

Commitments and contingencies
Members’ equity	7.4	(7.4	)(2)	—	—		—
Class A common stock	—	—		—	—		—
Class B common stock	—	—		—	—		—
Additional paid-in-capital	—	2.0	(2)	2.0	(2.0	)(1)(4)(5)	—
Accumulated other comprehensive income (loss)	(1.3)	—		(1.3)	—		(1.3)
Accumulated deficit	—	(2.6	)(1)	(2.6)	(14.2	)(1)(3)(4)(6)(7)	(16.8)

Members’/ stockholders’ equity (deficit) attributable to Planet Fitness, Inc.	6.1	(8.0)		(1.9)	(16.2)		(18.1)
Noncontrolling interests	6.3	5.4	(2)(3)	11.7	(38.1	)(3)	(26.4)

Total equity (deficit)	12.4	(2.6)		9.8	(54.3)		(44.5)

Total liabilities and members’/stockholders’ equity (deficit)	$579.6	$42.8		$622.4	$87.9		$710.3

Notes to unaudited pro forma consolidated balance sheet as of March 31, 2015

(1)	Planet Fitness, Inc. is subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. These adjustments reflect the recognition of deferred taxes in connection with the recapitalization transactions and the offering resulting from our status as a C corporation. Temporary differences in the book basis as compared to the tax basis of our investment in Pla-Fit Holdings, LLC resulted in unaudited pro forma deferred tax liability adjustments of $45.4 million and $19.8 million related to the recapitalization transactions and the offering, respectively, as of March 31, 2015.

In addition, upon the completion of this offering, we will be a party to two tax receivable agreements. Under the first of those agreements, we generally will be required to pay to our Continuing LLC Owners 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we are deemed to realize in certain circumstances as a result of certain tax attributes of their Holdings Units sold to us (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of our Class A common stock, and (ii) tax benefits attributable to payments made under this tax receivable agreement. Under the second tax receivable agreement, we generally will be required to pay to the Direct TSG Investors 85% of the amount of cash savings, if any, that we are deemed to realize as a result of the tax attributes of the Holdings Units that we hold in respect of the Direct TSG Investors’ interest in us, which resulted from the Direct TSG Investors’ purchase of interests in the 2012 Acquisition, and certain other tax benefits. Under both agreements, we generally will retain the benefit of the remaining 15% of the applicable tax savings. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Tax receivable agreements.”

Also, pursuant to the exchange agreement, to the extent an exchange results in Pla-Fit Holdings, LLC incurring a current tax liability relating to the New Hampshire business profits tax, the Continuing LLC Owners have agreed that they will contribute to Pla-Fit Holdings, LLC an amount sufficient to pay such tax liability (up to 3.5% of the value received upon exchange). If and when we subsequently realize a related tax benefit, Pla-Fit Holdings, LLC will distribute the amount of any such tax benefit to the relevant Continuing LLC Owner in respect of its contribution. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Exchange agreement.”

The deferred tax asset adjustments of $42.8 million and $94.8 million, resulting from the recapitalization transactions and the offering, respectively, and the $122.4 million adjustment related to the tax receivable agreements and the exchange agreement liability are assuming: (1) only exchanges associated with this offering, (2) a share price equal to $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), (3) a constant federal income tax rate of 35.0% and a New Hampshire tax rate of 8.5%, (4) no material changes in tax law, (5) the ability to utilize tax attributes and (6) future tax receivable agreement and exchange agreement payments.

The net impact of the adjustments to deferred tax assets and liabilities resulting from the recapitalization transactions of $2.6 million has been recorded as an adjustment to accumulated deficit as these adjustments arise from an equity transaction of the Company. The net impact of the adjustments to deferred tax assets and liabilities and the liability for the tax receivable agreements and the exchange agreement resulting from the offering of $47.4 million has been recorded as a reduction to additional paid in capital of $4.7 million, reducing additional paid in capital to $0, and then as a reduction to accumulated deficit of $42.7 million as these adjustments arise from equity transactions of the Company.

We anticipate that we will account for the income tax effects resulting from future taxable exchanges of Holdings Units by Continuing LLC Owners for shares of our Class A common stock or cash by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of each exchange. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset, and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.

The amounts to be recorded for both the deferred tax assets and liabilities and the liability for our obligations under the tax receivable agreements and the exchange agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(2)	As a C corporation, we will no longer record members’ equity in the consolidated balance sheet. To reflect the C corporation structure of our equity, we will separately present the value of our common stock, additional paid-in capital and retained earnings. The portion of the reclassification of $7.4 million of members’ equity associated with additional paid-in capital of $2.0 million was estimated as the remainder of capital contributions we have received less $5.4 million allocated to the noncontrolling interest. Following the recapitalization transactions, but prior to this offering, the Continuing LLC Owners and Planet Fitness, Inc. will own 73.5% and 26.5%, respectively, of the Holdings Units of Pla-Fit Holdings, LLC.

(3)	As a result of the recapitalization transactions, the limited liability company agreement of Pla-Fit Holdings, LLC will be amended and restated to, among other things, designate Planet Fitness, Inc. as the sole managing member of Pla-Fit Holdings, LLC. As sole managing member, Planet Fitness, Inc. will exclusively operate and control the business and affairs of Pla-Fit Holdings, LLC. As the Continuing LLC Owners will control both Planet Fitness, Inc. and Pla-Fit Holdings, LLC following the recapitalization transactions we will consolidate Pla-Fit Holdings, LLC and Pla-Fit Holdings, LLC will be considered our predecessor for accounting purposes. The Holdings Units owned by the Continuing LLC Owners will be considered noncontrolling interests in the consolidated financial statements of Planet Fitness, Inc.

In addition, Planet Fitness, Inc. will issue to the Continuing LLC Owners one share of Class B common stock for each Holdings Unit they hold. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, but entitle the holder to one vote per share on matters presented to stockholders of Planet Fitness, Inc.

In connection with the recapitalization transactions, the following Class A and Class B shares will be issued:

	Continuing LLC Owners	Direct TSG Investors
Class A shares	0	26,112,834
Class B shares	72,596,906	0

In connection with the offering, 9,122,657 additional shares of Class A common stock will be issued, 4,377,343 shares of Class A common stock will be sold by the Direct TSG investors, and 9,122,657 Holdings Units, together with the related shares of Class B common stock, will be acquired by Planet Fitness, Inc. from the Continuing LLC Owners.

Following the recapitalization transactions and the offering, Planet Fitness, Inc. will hold 35,235,491 Holdings Units, and the Continuing LLC Owners will hold 63,474,249 Holdings Units, representing 35.7% and 64.3%, respectively, of the outstanding Holdings Units of Pla-Fit Holdings, LLC. The adjustment to noncontrolling interests of $38.1 million reflects the proportional interest in the pro forma consolidated total equity of Pla-Fit Holdings, LLC owned by the Continuing LLC Owners.

The Continuing LLC Owners, from time to time following the offering, may require us to exchange all or a portion of their Holdings Units for newly issued shares of our Class A common stock on a one-for-one basis or, at our discretion, cash. Shares of our Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, redeem or exchange Holdings Units of such Continuing LLC Owner pursuant to the terms of the exchange agreement. The decision whether to tender Holdings Units to us will be made solely at the discretion of the Continuing LLC Owners. We will exercise discretion regarding the form of consideration in any such exchange. Pursuant to the exchange agreement, any such decisions will be made on our behalf by a majority of the disinterested members of our board of directors.

(4)	Represents the cash-based compensation of $1.5 million, net of tax of $0.3 million, and equity-based compensation expense of $2.7 million recognized at the time of this offering related to the 2013 Performance Incentive Plan and the Class M Units that vest in connection with this offering, respectively. There are no additional amounts to be recognized following this offering related to the 2013 Performance Incentive Plan as all related amounts become payable in connection with this offering. As discussed in the notes to the unaudited pro forma statements of operations, additional expense for the Class M Units will be recorded in periods following this offering in accordance with the vesting provisions of those awards. The cash-based compensation expense adjustment of $1.5 million, net of tax has been reflected as a decrease to cash and cash equivalents, and the equity-based compensation adjustment of $2.7 million has been recorded as an increase to additional paid-in capital. The total effect of these adjustments of $4.2 million is recorded as an adjustment to accumulated deficit.

(5)	Represents the net proceeds from the sale of shares of our Class A common stock in this offering based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and the related use of the proceeds to purchase Holdings Units from certain Continuing LLC Owners. As the Company will not retain any proceeds from the offering, there is no net impact from this adjustment as there are corresponding offsetting amounts recorded within additional paid-in capital.

(6)	Represents the expense of $1.0 million recognized at the time of this offering in connection with the termination of our management services agreement with TSG. This adjustment is reflected as a decrease in cash and an increase in accumulated deficit. For the year ended December 31, 2014, Pla-Fit Holdings, LLC recognized expenses totaling $1.2 million related to management fees paid to TSG. In connection with this offering, the management services agreement will be terminated, and we do not plan to execute a new management services agreement. This pro forma adjustment relates solely to the management services agreement termination fee of $1.0 million payable to TSG in connection with the offering.

(7)	Represents expenses of $4.4 million related to the offering that will be paid by us subsequent to March 31, 2015. This adjustment is reflected as a decrease in cash and an increase in accumulated deficit. Since we will not retain any proceeds from the offering, these amounts are expensed as incurred prior to and at the time of the offering.

Planet Fitness, Inc.

Unaudited pro forma consolidated statement of operations

for the quarter ended March 31, 2015

(in millions, except share and per share data)	Historical Pla—Fit Holdings, LLC	Recapitalization transactions adjustments		As adjusted before offering	Offering adjustments		Pro forma Planet Fitness, Inc.

Revenue:
Franchise	$17.0	$—		$17.0	$—		$17.0
Commission income	4.8	—		4.8	—		4.8
Corporate—owned stores	23.5	—		23.5	—		23.5
Equipment	31.6	—		31.6	—		31.6

Total revenues	76.9	—		76.9	—		76.9

Operating costs and expenses:
Cost of revenue	26.0	—		26.0	—		26.0
Store operations	14.3	—		14.3	—		14.3
Selling, general and administrative	14.1	—		14.1	(1.2	)(1)(5)	12.9
Depreciation and amortization	8.2	—		8.2	—		8.2
Other loss	—	—		—	—		—

Total operating costs and expenses	62.6	—		62.6	(1.2)		61.4

Income from operations	14.3	—		14.3	1.2		15.5

Other income (expense), net:
Interest income	0.2	—		0.2	—		0.2
Interest expense	(5.0)	—		(5.0)	—		(5.0)
Other income (expense)	(0.7)	—		(0.7)	0.2	(5)	(0.5)

Total other expense, net	(5.5)	—		(5.5)	0.2		(5.3)

Income before taxes	8.8	—		8.8	1.4		10.2
Provision for income taxes	0.3	0.8	(2)	1.1	0.5	(2)	1.6

Net income	8.5	(0.8)		7.7	0.9		8.6
Less net income attributable to noncontrolling interests	0.1	6.2	(3)	6.3	0.1	(4)	6.4

Net income attributable to Planet Fitness, Inc.	$8.4	$(7.0)		$1.4	$0.8		$2.2

Pro forma net income per share data (6):

Pro forma net income per share:
Basic							$0.06
Diluted							$0.06

Pro forma weighted average shares of Class A common stock outstanding:
Basic							35,235,491
Diluted							98,709,740

Notes to unaudited pro forma condensed consolidated statement of operations for the quarter ended March 31, 2015

(1)	Planet Fitness, Inc. will record equity-based compensation expense related to the Holdings Units that were issued to replace the Class M Units granted to employees of Pla-Fit Holdings, LLC as such units vest. The Class M Units automatically convert to Holdings Units in accordance with the terms of these awards. Eighty percent of the awards vest over five years of continuous service while the other twenty percent only vest in the event of an initial public offering. All of the Class M Units provide for accelerated vesting if there is a Company Sale (as defined in the existing Pla-Fit Holdings, LLC agreement). The Class M Units receive distributions only upon a liquidity event, as defined in the existing Pla-Fit Holdings, LLC agreement, that exceeds a threshold approximately equivalent to the fair value at the grant date. Compensation expense related to these awards is determined based on the fair value of the award as of the grant date, determined using a Monte Carlo simulation model. Significant assumptions include the business enterprise value, time to a liquidity event, volatility and expected term of the awards. Compensation expense will be recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. In accordance with the terms of the Class M Units, the recognition of expense for these awards results from this offering. The pro forma adjustment of $0.2 million represents the expense during the quarter ended March 31, 2015. This adjustment is necessary to reflect the expense associated with awards that are not vested at the time of the offering. The adjustment relates solely to expense related to the Holdings Units which replace the Class M Units and not to the Holdings Units that replace the Class T and Class O Units, as the Class T and Class O Units are not compensatory.

Additionally, Planet Fitness, Inc. expects to record additional equity-based compensation expense of approximately $2.7 million upon completion of this offering related to Holdings Units granted to employees that were not eligible to vest until completion of an initial public offering, which were excluded from the unaudited pro forma consolidated statement of operations.

(2)	Planet Fitness, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Pla-Fit Holdings, LLC. The adjustment of $0.8 million to the provision for income taxes resulting from the recapitalization transactions reflects an effective tax rate of 40.5%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 26.5% portion of income before taxes that represents the economic interest in Pla-Fit Holdings, LLC that will be held by Planet Fitness, Inc. upon completion of the Merger and Reclassification, but before the offering. The unaudited pro forma provision for income taxes upon completion of the Merger and the Reclassification also reflects an effective state tax rate of 3.0% applied to noncontrolling interests, representing the remaining 73.5% of income before taxes, excluding income from variable interest entities, related to Pla-Fit Holdings, LLC.

The adjustment of $0.5 million to the provision for income taxes resulting from the offering is the result of additional income tax expense from the pro forma offering adjustments as well as the increased ownership of Pla-Fit Holdings, LLC by Planet Fitness, Inc. following the offering. After the offering, the unaudited pro forma provision for income taxes reflects an effective tax rate of 40.5%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 35.7% portion of income before taxes that represents the economic interest in Pla-Fit Holdings, LLC that will be held by Planet Fitness, Inc. upon completion of the offering. The unaudited pro forma provision for income taxes upon completion of the offering also reflects an effective state tax rate of 3.0% applied to noncontrolling interests representing the remaining 64.3% portion of income before taxes, excluding income from variable interest entities, related to Pla-Fit Holdings, LLC.

As a result of the above, the unaudited pro forma consolidated statement of operations reflects an adjustment to our provision for income taxes to reflect an effective tax rate of 12.6% following the Merger and Reclassification and an effective tax rate of 16.1% following the offering.

(3)	The Holdings Units of Pla-Fit Holdings, LLC owned by the Continuing LLC Owners will be considered noncontrolling interests in the consolidated financial statements of Planet Fitness, Inc. The pro forma adjustment reflects the allocation of Pla-Fit Holdings, LLC net income to the noncontrolling interests. Immediately following the recapitalization transactions and prior to the completion of this offering, the non-controlling interests held by the Continuing LLC Owners will have 73.5% economic ownership of Pla-Fit Holdings, LLC, and as such, 73.5% of Pla-Fit Holdings, LLC’s net income will be attributable to the non-controlling interests. The remaining economic ownership of Pla-Fit Holdings, LLC will be held by Planet Fitness, Inc. following the recapitalization transactions.

(4)	Upon consummation of this offering, the noncontrolling interests’ ownership of Pla-Fit Holdings, LLC will be diluted from 73.5% to 64.3%, and, therefore, net income will be attributable to the noncontrolling interests based on their 64.3% ownership interest, and to Planet Fitness, Inc., which owns the remaining 35.7% of the Holdings Units of Pla-Fit Holdings, LLC. The adjustment of $0.1 million reflects the net impact of the increase in income before taxes resulting from the pro forma offering adjustments, offset by the adjustment to the allocation of income to the noncontrolling interests.

(5)	For the quarter ended March 31, 2015, Pla-Fit Holdings, LLC recognized expenses of $0.2 million and $1.4 million for management fees paid to TSG and offering related costs, respectively. In connection with this offering, this management services agreement will be terminated, and we do not plan to execute a new management services agreement. This pro forma adjustment removes these expenses from the Pla-Fit Holdings, LLC historical financial statements as such amounts will not be incurred following this offering.

(6)	The pro forma net income per share is calculated using the treasury stock method, using only the shares of Class A common stock, with consideration given to the potential dilutive effect of the Holdings Units as follows. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, and therefore are excluded from this calculation.

The incremental tax effect of the reallocation of net income assuming the conversion of Holding Units is calculated by applying an effective tax rate of 40.5% to all of the Company’s pro forma income before taxes, excluding variable interest entities. The effective tax rate was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction.

(in millions except share and per share amounts)	Quarter ended March 31, 2015

Basic net income per share:

Numerator
Net income	$8.6
Less: Net income attributable to non-controlling interests	(6.4)

Net income attributable to Class A common stockholders—basic	$2.2

Denominator
Shares of Class A common stock held by Direct TSG Investors prior to the offering	26,112,834
Incremental shares of Class A common stock sold in this offering	9,122,657

Weighted-average shares of Class A common stock outstanding—basic	35,235,491

Basic net income per share	$0.06

Diluted net income per share:

Numerator
Net income available to Class A common stockholders	$2.2
Reallocation of net income assuming conversion of Holding Units	6.4
Incremental tax effect of reallocation of net income assuming conversion of Holding Units	(2.5)

Net income attributable to Class A common stockholders—diluted	$6.1

Denominator
Weighted-average shares of Class A common stock outstanding—basic	35,235,491
Weighted-average effect of dilutive securities:
Assumed conversion of Holding Units to shares of Class A common stock	63,474,249

Weighted-average shares of Class A common stock outstanding—diluted	98,709,740

Diluted net income per share	$0.06

Planet Fitness, Inc.

Unaudited pro forma consolidated statement of operations

for the year ended December 31, 2014

(in millions, except share and per share data)	Historical Pla-Fit Holdings, LLC	Recapitalization transactions adjustments		As adjusted before offering	Offering adjustments		Pro forma Planet Fitness, Inc.

Revenue:
Franchise	$58.0	$—		$58.0	$—		$58.0
Commission income	13.9	—		13.9	—		13.9
Corporate-owned stores	85.0	—		85.0	—		85.0
Equipment	122.9	—		122.9	—		122.9

Total revenues	279.8	—		279.8	—		279.8

Operating costs and expenses:
Cost of revenue	100.3	—		100.3	—		100.3
Store operations	49.5	—		49.5	—		49.5
Selling, general and administrative	35.1	—		35.1	0.7	(1)	35.8
Depreciation and amortization	32.3	—		32.3	—		32.3
Other loss	1.0	—		1.0	—		1.0

Total operating costs and expenses	218.2	—		218.2	0.7		218.9

Income from operations	61.6	—		61.6	(0.7)		60.9

Other income (expense), net:
Interest income	0.4	—		0.4	—		0.4
Interest expense	(22.2)	—		(22.2)	—		(22.2)
Other income (expense)	(1.3)	—		(1.3)	1.2	(5)	(0.1)

Total other expense, net	(23.1)	—		(23.1)	1.2		(21.9)

Income before taxes	38.5	—		38.5	0.5		39.0
Provision for income taxes	1.2	3.6	(2)	4.8	1.4	(2)	6.2

Net income	37.3	(3.6)		33.7	(0.9)		32.8
Less net income attributable to noncontrolling interests	0.5	27.1	(3)	27.6	(3.1	)(4)	24.5

Net income attributable to Planet Fitness, Inc.	$36.8	$(30.7)		$6.1	$2.2		$8.3

Pro forma net income per share data(6):

Pro forma net income per share:
Basic							$0.24
Diluted							$0.24

Pro forma weighted average shares of Class A common stock outstanding:
Basic							35,235,491
Diluted							98,709,740

Notes to unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014

(1)	Planet Fitness, Inc. will record equity-based compensation expense related to the Holdings Units that were issued to replace the Class M Units granted to employees of Pla-Fit Holdings, LLC as such units vest. The Class M Units automatically convert to Holdings Units in accordance with the terms of these awards. Eighty percent of the awards vest over five years of continuous service, while the other twenty percent only vest in the event of an initial public offering. All of the Class M Units provide for accelerated vesting if there is a Company Sale (as defined in the existing Pla-Fit Holdings, LLC agreement). The Class M Units receive distributions only upon a liquidity event, as defined in the existing Pla-Fit Holdings, LLC agreement, that exceeds a threshold approximately equivalent to the fair value at the grant date. Compensation expense related to these awards is determined based on the fair value of the award as of the grant date, determined using a Monte Carlo simulation model. Significant assumptions include the business enterprise value, time to a liquidity event, volatility and expected term of the awards. Compensation expense will be recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. In accordance with the terms of the Class M Units, the recognition of expense for these awards results from this offering. The pro forma adjustment of $0.7 million represents the annual expense following this offering during 2014. This adjustment is necessary to reflect the expense associated with awards that are not vested at the time of the offering. The adjustment relates solely to expense related to the Holdings Units which replace the Class M Units, and not to the Holdings Units that replace the Class T and Class O Units, as the Class T and Class O Units are not compensatory.

Additionally, Planet Fitness, Inc. expects to record additional equity-based compensation expense of approximately $2.7 million upon completion of this offering related to Holdings Units granted to employees that were not eligible to vest until completion of an initial public offering, which were excluded from the unaudited pro forma consolidated statement of operations.

(2)	Planet Fitness, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Pla-Fit Holdings, LLC. The adjustment of $3.6 million to the provision for income taxes resulting from the recapitalization transactions reflects an effective tax rate of 40.5%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 26.5% portion of income before taxes that represents the economic interest in Pla-Fit Holdings, LLC that will be held by Planet Fitness, Inc. upon completion of the Merger and Reclassification, but before the offering. The unaudited pro forma provision for income taxes upon completion of the Merger and the Reclassification also reflects an effective state tax rate of 3.0% applied to noncontrolling interests, representing the remaining 73.5% of income before taxes, excluding income from variable interest entities, related to Pla-Fit Holdings, LLC.

The adjustment of $1.4 million to the provision for income taxes resulting from the offering is the result of additional income tax expense from the pro forma offering adjustments as well as the increased ownership of Pla-Fit Holdings, LLC by Planet Fitness, Inc. following the offering. After the offering, the unaudited pro forma provision for income taxes reflects an effective tax rate of 40.5%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 35.7% portion of income before taxes that represents the economic interest in Pla-Fit Holdings, LLC that will be held by Planet Fitness, Inc. upon completion of the offering. The unaudited pro forma provision for income taxes upon completion of the offering also reflects an effective state tax rate of 3.0% applied to noncontrolling interests representing the remaining 64.3% portion of income before taxes, excluding income from variable interest entities, related to Pla-Fit Holdings, LLC.

As a result of the above, the unaudited pro forma consolidated statement of operations reflects an adjustment to our provision for income taxes to reflect an effective tax rate of 12.6% following the Merger and Reclassification and an effective tax rate of 16.1% following the offering.

(3)	The Holdings Units of Pla-Fit Holdings, LLC owned by the Continuing LLC Owners will be considered noncontrolling interests in the consolidated financial statements of Planet Fitness, Inc. The pro forma adjustment reflects the allocation of Pla-Fit Holdings, LLC net income to the noncontrolling interests. Immediately following the recapitalization transactions and prior to the completion of this offering, the noncontrolling interests held by the Continuing LLC Owners will have 73.5% economic ownership of Pla-Fit Holdings, LLC, and as such, 73.5% of Pla-Fit Holdings, LLC’s net income will be attributable to the noncontrolling interests. The remaining economic ownership of Pla-Fit Holdings, LLC will be held by Planet Fitness, Inc. following the recapitalization transactions.

(4)	Upon consummation of this offering, the noncontrolling interests’ ownership of Pla-Fit Holdings, LLC will be diluted from 73.5% to 64.3%, and, therefore, net income will be attributable to the noncontrolling interests based on their 64.3% ownership interest, and to Planet Fitness, Inc., which owns the remaining 35.7% of the Holdings Units of Pla-Fit Holdings, LLC. The adjustment of $3.1 million reflects the net impact of the increase in income before taxes resulting from the pro forma offering adjustments, offset by the adjustment to the allocation of income to the noncontrolling interests.

(5)	For the year ended December 31, 2014, Pla-Fit Holdings, LLC recognized expenses totaling $1.2 million related to management fees paid to TSG. In connection with this offering, this management services agreement will be terminated and we do not plan to execute a new management services agreement. This pro forma adjustment removes this expense from the Pla-Fit Holdings, LLC historical financial statements as such amounts will not be incurred following this offering.

(6)	The pro forma net income per share is calculated using the treasury stock method, using only the shares of Class A common stock, with consideration given to the potential dilutive effect of the Holdings Units as follows. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, and therefore are excluded from this calculation.

The incremental tax effect of the reallocation of net income assuming the conversion of Holding Units is calculated by applying an effective tax rate of 40.5% to all of the Company’s pro forma income before taxes, excluding variable interest entities. The effective tax rate was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction.

(in millions, except share and per share amounts)	Year ended December 31, 2014

Basic net income per share:
Numerator
Net income	$32.7
Less: Net income attributable to non-controlling interests	(24.4)

Net income attributable to Class A common stockholders—basic	$8.3

Denominator
Shares of Class A common stock held by Direct TSG Investors prior to the offering	26,112,834
Incremental shares of Class A common stock sold in this offering	9,122,657

Weighted-average shares of Class A common stock outstanding—basic	35,235,491

Basic net income per share	$0.24

Diluted net income per share:

Numerator
Net income available to Class A common stockholders	$8.3
Reallocation of net income assuming conversion of Holding Units	24.4
Incremental tax effect of reallocation of net income assuming conversion of Holding Units	(9.3)

Net income attributable to Class A common stockholders—diluted	$23.4

Denominator
Weighted-average shares of Class A common stock outstanding—basic	35,235,491
Weighted-average effect of dilutive securities:
Assumed conversion of Holding Units to shares of Class A common stock	63,474,249

Weighted-average shares of Class A common stock outstanding—diluted	98,709,740

Diluted net income per share	$0.24

Selected consolidated financial and other data

The following selected consolidated financial and other data of Pla-Fit Holdings, LLC should be read in conjunction with “The recapitalization transactions,” “Use of proceeds,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. Following this offering, Pla-Fit Holdings, LLC will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering. The terms “Predecessor” and “Successor” used below and throughout this prospectus refer to the periods prior and subsequent to the 2012 Acquisition, respectively.

The selected historical consolidated financial data in the following table as of December 31, 2013 and 2014 and for the periods from January 1, 2012 to November 7, 2012 (Predecessor) and November 8, 2012 to December 31, 2012 (Successor) and for the years ended December 31, 2013, and 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of March 31, 2015 and for the quarters ended March 31, 2014 and 2015 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results for those periods have been reflected. The selected consolidated financial data set forth below as of December 31, 2010, 2011 and 2012 and for the years ended December 31, 2010 and 2011 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data set forth below as of March 31, 2014 is derived from our unaudited balance sheet not included in this prospectus.

The unaudited combined results of operations and cash flows for the year ended December 31, 2012 represents the mathematical addition of our Predecessor’s results of operations from January 1, 2012 to November 7, 2012, and the Successor’s results of operations from November 8, 2012 to December 31, 2012. We have included the unaudited combined financial information in order to facilitate a comparison with our other years.

Selected historical financial and other data for Planet Fitness, Inc. has not been provided, as Planet Fitness, Inc. is a newly incorporated entity and has had no business transactions or other activities to date and no assets or liabilities during the periods presented below.

	Years ended December 31,		Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Combined year ended December 31, 2012	Years ended December 31,		Quarters ended March 31,
(in millions, except per share data)	2010	2011				2013	2014	2014	2015
Consolidated statement of operations data:	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Unaudited)(1)	(Successor)	(Successor)	(Successor, Unaudited)	(Successor, Unaudited)

Revenue:
Franchise revenue (2)	$11.2	$14.9	$21.3	$4.4	$25.7	$33.7	$58.0	$12.5	$17.0
Commission Income	4.9	6.9	7.1	1.9	9.0	10.4	13.9	4.0	4.8

Franchise segment	16.1	21.8	28.4	6.3	34.7	44.1	71.9	16.5	21.8
Corporate-owned stores segment	31.4	39.4	40.4	8.8	49.2	67.4	85.0	17.7	23.5
Equipment segment (2)	44.8	75.2	49.1	26.7	75.8	99.5	122.9	23.4	31.6

Total revenue	92.3	136.4	117.9	41.8	159.7	211.0	279.8	57.6	76.9

Operating costs and expenses:
Cost of revenue	34.0	58.0	41.0	21.5	62.5	81.4	100.3	19.2	26.0
Store operations	23.1	27.8	28.4	5.9	34.3	41.7	49.5	10.5	14.3
Selling, general and administrative	12.1	15.0	19.5	2.6	22.1	23.1	35.1	6.6	14.1
Depreciation and amortization	3.5	4.2	5.7	7.0	12.7	28.8	32.3	6.5	8.2
Impairment of goodwill and intangible assets	1.3	—	—	—	—	—	—	—	—
Other (gains) losses	—	(0.2)	(1.9)	—	(1.9)	—	1.0	1.3	—

Total operating costs and expenses	74.0	104.8	92.7	37.0	129.7	175.0	218.2	44.1	62.6

Income from operations	18.3	31.6	25.2	4.8	30.0	36.0	61.6	13.5	14.3

Other income (expense), net:
Interest income	0.4	0.6	0.9	0.1	1.0	0.5	0.4	0.1	0.2
Interest expense(3)	(1.9)	(2.5)	(2.3)	(2.5)	(4.8)	(9.4)	(22.2)	(6.6)	(5.0)
Other income (expense)	0.3	0.3	—	(0.1)	(0.1)	(0.7)	(1.3)	(0.4)	(0.7)

Total other expense, net	(1.2)	(1.6)	(1.4)	(2.5)	(3.9)	(9.6)	(23.1)	(6.9)	(5.5)

Income before provision for income taxes	17.1	30.0	23.8	2.3	26.1	26.4	38.5	6.6	8.8
Provision for income taxes	0.6	0.8	0.6	0.1	0.7	0.6	1.2	0.3	0.3

Net income	16.5	29.2	23.2	2.2	25.4	25.8	37.3	6.3	8.5

Less net (loss) income attributable to noncontrolling interests	(1.2)	2.3	1.0	—	1.0	0.4	0.5	0.2	0.1

Net income attributable to members of Pla-Fit Holdings, LLC	$17.7	$26.9	$22.2	$2.2	$24.4	$25.4	$36.8	$6.1	$8.4

Pro forma net income per share data (unaudited):(4)

Pro forma net income per share:
Basic							$0.24		$0.06
Diluted							$0.24		$0.06

Pro forma weighted average shares of Class A common stock outstanding:

Basic							35,235,491		35,235,491

Diluted							98,709,740		98,709,740

Consolidated statement of cash flows data:
Net cash provided by operating activities	$29.5	$38.0	$30.6	$12.5	$43.1	$66.9	$79.4	$8.2	$12.0
Net cash used in investing activities	(7.9)	(6.7)	(16.7)	(216.2)	(232.9)	(7.1)	(54.4)	(39.5)	(5.3)
Net cash provided by (used in) financing activities	(20.2)	(34.0)	(5.8)	192.4	186.6	(38.0)	(13.0)	15.0	(22.5)

Consolidated balance sheet data:
Cash and cash equivalents	$15.7	$13.0	n/a	$9.5	n/a	$31.3	$43.3	$15.0	$27.5
Property and equipment, net	28.0	28.2	n/a	32.7	n/a	33.8	49.6	40.6	51.6
Total assets	61.6	67.5	n/a	559.7	n/a	562.1	609.3	579.4	579.6
Total debt and capital lease obligations	30.6	24.3	n/a	201.8	n/a	184.5	387.5	391.1	506.4
Total equity	1.0	1.8	n/a	316.6	n/a	321.9	151.7	144.3	12.4

(1)

The table above sets forth our results of operations for the period from January 1, 2012 to November 7, 2012 (predecessor), and the period November 8, 2012 to December 31, 2012 (successor). The unaudited combined results of operations and cash flows for the year ended December 31, 2012 represents the mathematical addition of our Predecessor’s results of operations from January 1, 2012 to November 7, 2012, and the Successor’s results of operations from November 8, 2012 to December 31, 2012. We have included the unaudited combined financial information in order to facilitate a comparison with our other years. Each of the Predecessor and Successor results for the period from January 1, 2012 to November 7, 2012, and the period from November 8, 2012 to December 31, 2012, respectively, have been audited and are consistent with GAAP. However, the presentation of unaudited combined financial information for the year ended December 31, 2012 is not consistent with GAAP or with the pro forma requirements of Article 11 of Regulation S-X, and may yield results that are not comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established in connection with the 2012 Acquisition. Such results are not necessarily indicative of what the results for the respective periods would have been had the 2012 Acquisition not occurred. All references to the year ended December 31, 2012 in this prospectus are based on this unaudited combined information.

(2)	Effective January 1, 2012, we began to report placement revenue within franchise revenue. Prior to January 1, 2012, this revenue was reported within equipment revenue. Placement revenue includes amounts we charge our franchisees for assembling and placing cardio and strength equipment at franchisee-owned stores. Placement revenue was $4.9 million, $6.3 million and $8.5 million in 2012, 2013 and 2014, respectively. Prior to 2012, we did not separately track these amounts.

(3)	Interest expense in 2014 includes $4.7 million for the loss on extinguishment of debt.

(4)	Basic net income per share is computed by dividing the net income available to common stockholders by the weighted-average shares of common stock outstanding during the period. Diluted net income per share is computed by adjusting the net income available to common stockholders and the weighted-average shares of common stock outstanding to give effect to potentially dilutive securities. For more information regarding the pro forma presentation of these measures, see “Unaudited pro forma consolidated financial information.”

	Years ended December 31,					Quarters ended March 31,
	2010	2011	2012	2013	2014	2014	2015
	(Predecessor)	(Predecessor)	(Combined)	(Successor)	(Successor)	(Successor)	(Successor)

Other Operating Data: (Unaudited)(1)
Number of stores at end of period:(2)
Franchisee-owned	356	457	562	704	863	732	919
Corporate-owned	33	31	44	45	55	53	57
System-wide	389	488	606	749	918	785	976

Same store sales growth:(3)
Franchisee-owned	14.3%	3.8%	8.7%	9.1%	11.5%	13.6%	11.7%
Corporate-owned	5.7%	3.3%	4.8%	6.1%	5.4%	6.1%	4.6%
System-wide	13.6%	3.6%	8.1%	8.4%	10.8%	13.0%	10.9%

(In millions)
System-wide membership data:
Number of members at end of period(4)	2.3	2.9	3.7	4.8	6.1	5.7	7.1
System-wide sales(5)	$415.6	$519.7	$693.7	$891.0	$1,189.9	$228.0	$328.0
EBITDA(6)	$22.1	$36.1	$42.6	$64.1	$92.6	$19.6	$21.8
Adjusted EBITDA(6)	$22.6	$38.1	$51.3	$71.1	$100.6	$22.0	$28.5

(1)	For the other operating data shown in the table above, we have combined the Predecessor and the Successor periods to present 2012 on a combined basis only.

(2)	We classify a store as open on the date the store receives its occupancy certificate, which is typically the date the store is first available for use by its members.

(3)	Same store sales refers to year-over-year sales comparisons for the same store sales base. We define the same store sales base to include those stores that have been open and for which membership dues have been billed for longer than 12 months. We measure same store sales based solely on monthly dues billed to members of our corporate-owned stores and franchisee-owned stores.

(4)	We define members as all active members, which includes both monthly billing members, prepay members and all pre-sale members. Pre-sale members include those that have joined a store prior to the store opening. This data is system-wide, which includes members of corporate-owned and franchisee-owned stores.

(5)	We define system-wide sales as the monthly dues and annual fees from members of both corporate-owned and franchisee-owned stores.

(6)

EBITDA is defined as net income before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include certain purchase accounting adjustments, management fees, certain IT system upgrade costs, acquisition transaction fees, IPO-related costs, pre-opening costs and certain other charges and gains that we do not believe reflect our underlying business performance. EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for GAAP metrics such as net income or any other performance measures derived in accordance with GAAP. Also, in the future we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures.”

The following table reconciles net income to EBITDA and Adjusted EBITDA for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively, and the quarters ended March 31, 2014 and 2015, respectively.

	Years ended December 31,					Quarters ended March 31,
	2010	2011	2012	2013	2014	2014	2015
(unaudited, in millions)	(Predecessor)	(Predecessor)	(Combined)	(Successor)	(Successor)	(Successor)	(Successor)
Net income	$16.5	$29.2	$25.4	$25.8	$37.3	$6.3	$8.5
Interest expense, net(1)	1.5	1.9	3.8	8.9	21.8	6.5	4.8
Provision for income taxes	0.6	0.8	0.7	0.6	1.2	0.3	0.3
Depreciation and amortization	3.5	4.2	12.7	28.8	32.3	6.5	8.2

EBITDA	22.1	36.1	42.6	64.1	92.6	19.6	21.8
Purchase accounting adjustments(2)	—	—	0.8	2.8	2.8	1.7	0.4
Management fees(3)	—	—	0.1	1.1	1.2	0.3	0.3
IT system upgrade costs(4)	—	0.8	0.5	2.5	1.2	0.2	3.6
Transaction fees(5)	—	0.2	2.0	0.3	0.6	—	–
IPO-related costs(6)	—	—	—	—	0.7	0.1	1.8
Legacy bonus(7)	—	—	4.5	—	—	—	–
Pre-opening costs(8)	0.5	0.6	0.1	0.3	1.7	0.1	0.6
Other(9)	—	0.4	0.7	—	(0.2)	—	–

Adjusted EBITDA	$22.6	$38.1	$51.3	$71.1	$100.6	$22.0	$28.5

(1)	Includes $4.7 million of loss on extinguishment of debt in 2014.

(2)	Represents the impact of certain purchase accounting adjustments associated with the 2012 Acquisition of Pla-Fit Holdings, LLC on November 8, 2012 and our acquisition of eight franchisee-owned stores during 2014. These are primarily related to fair value adjustments to deferred revenue and deferred rent.

(3)	Represents management fees and expenses paid to a management company affiliated with TSG pursuant to a management services agreement that will terminate in connection with this offering. See “Certain relationships and related party transactions—Related party agreements in effect prior to this offering—Management services agreement.”

(4)	Represents costs associated with certain IT system upgrades, primarily related to our point-of-sale systems.

(5)	Represents transaction fees and expenses primarily related to business acquisitions and dispositions.

(6)	Represents legal, accounting and other costs incurred in preparation for this offering.

(7)	Relates primarily to bonuses for certain employees at the time of the 2012 Acquisition that were paid by the members of the Predecessor, which according to accounting rules applicable to us must be reported in our GAAP results.

(8)	Represents costs associated with new corporate-owned stores incurred prior to the store opening, including payroll-related costs, rent and occupancy expenses, marketing and other store operating supply expenses.

(9)	Represents certain other charges and gains that we do not believe reflect our underlying business performance. These charges consisted primarily of severance in 2011, severance offset by the gain from the sale of two stores to a franchisee in 2012 and the net gain recorded from the receipt of insurance proceeds related to restoration and business interruption costs from the flood that occurred in our Bayshore, New York store in October 2014.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and consolidated results of operations in conjunction with the “Selected consolidated financial and other data” section of this prospectus and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in the “Risk factors” section and elsewhere in this prospectus.

Overview

We are one of the largest and fastest-growing franchisors and operators of fitness centers in the United States by number of members and locations, with a highly recognized national brand. Our mission is to enhance people’s lives by providing a high-quality fitness experience in a welcoming, non-intimidating environment, which we call the Judgement Free Zone, where anyone—and we mean anyone—can feel they belong. Our bright, clean stores are typically 20,000 square feet, with a large selection of high-quality, purple and yellow Planet Fitness-branded cardio, circuit- and weight-training equipment and friendly staff trainers who offer unlimited free fitness instruction to all our members in small groups through our PE@PF program. We offer this differentiated fitness experience at only $10 per month for our standard membership. This exceptional value proposition is designed to appeal to a broad population, including occasional gym users and the approximately 80% of the U.S. and Canadian populations over age 14 who are not gym members, particularly those who find the traditional fitness club setting intimidating and expensive. We and our franchisees fiercely protect Planet Fitness’ community atmosphere—a place where you do not need to be fit before joining and where progress toward achieving your fitness goals (big or small) is supported and applauded by our staff and fellow members.

Our judgement-free approach to fitness and exceptional value proposition have enabled us to grow our revenues to $279.8 million in 2014 and to become an industry leader with $1.2 billion in system-wide sales in 2014, and more than 7.1 million members and 976 stores in 47 states, Puerto Rico and Canada as of March 31, 2015. In June 2015, we announced the opening of our 1,000th store. System-wide sales for 2014 include $1.1 billion attributable to franchisee-owned stores, from which we generate royalty revenue, and $82.0 million attributable to our corporate-owned stores. Of our 976 stores, 919 are franchised and 57 are corporate-owned. Our stores are successful in a wide range of geographies and demographics. According to internal and third-party analysis, we believe we have the opportunity to more than quadruple our store count to over 4,000 stores in the United States alone. Under signed ADAs as of March 31, 2015, our franchisees have committed to open more than 1,000 additional stores.

In 2014, our corporate-owned stores had segment EBITDA margin of 37.3% and had AUVs of approximately $1.6 million with four-wall EBITDA margins of approximately 41%, or approximately 36% after applying the 5% royalty rate under our current franchise agreements. Based on a survey of franchisees, we believe that our franchise stores achieve four-wall EBITDA margins in line with these corporate-owned store EBITDA margins. For a reconciliation of segment EBITDA margin to four-wall EBITDA margin for corporate-owned stores, see “—Non-GAAP measures.”

We have expanded our store base from 389 stores in 39 states as of December 31, 2010 to 918 stores in 47 states, Canada and Puerto Rico as of December 31, 2014. We opened 171 stores in 2014, including two corporate-owned stores and 169 franchise stores. As of March 31, 2015, we had 187 different franchisee groups that owned 919 stores and had commitments to open more than 1,000 new stores under existing ADAs. We believe we are well positioned for future growth with a developed infrastructure capable of supporting a store base that is far greater than our existing footprint. Of the 57 existing corporate-owned stores as of March 31, 2015, eight of these stores were acquired from a franchisee (who is still an existing franchisee with other stores) on March 31, 2014.

Composition of revenues, expenses and cash flows

Revenues

We generate revenue from three primary sources:

•

Franchise segment revenue: Franchise segment revenue relates to services we provide to support our franchisees and includes royalty revenue, franchise fees, placement revenue, other fees and commission income associated with our franchisee-owned stores. Franchise segment revenue does not include the sale of tangible products by us to our franchisees. Our franchise segment revenue comprised 24%, 15%, 21% and 26% of our total revenue for the period from January 1, 2012 to November 7, 2012, the period from November 8, 2012 to December 31, 2012, and the years ended December 31, 2013 and 2014, respectively, and 29% and 28% of our total revenue for the quarters ended March 31, 2014 and 2015, respectively. Royalty revenue, which represents royalties paid by franchisees based on the franchisee-owned stores’ monthly and annual membership billings, is recognized on a monthly basis over the term of the franchise agreement. Franchise fees, which include fees under ADAs, are recognized when we have substantially completed all of our performance obligations, which is generally at or near the store opening date. Placement revenue includes amounts we charge our franchisees for assembling and placing cardio and strength equipment at franchisee-owned stores. Placement revenue is recognized upon completion and acceptance of the services at the franchisee stores. Other fees includes online member join fees we receive from franchisees related to processing transactions for new members joining franchisee-owned stores through the Company’s website and billing transaction fees we receive from franchisees related to franchisee membership billing processing through our third-party hosted point-of-sale system. Through our point-of-sale system, we oversee the processing of membership billings for franchisee-owned stores through EFT transactions and the billing transaction fees we receive are based upon the number of transactions processed. Our royalties and other fees are deducted from these membership billings and remitted to us by the processor prior to the net billings being remitted to the franchisees. Commission income is generated from activities related to our franchisees, including purchases of merchandise, promotional materials and store fixtures by our franchisees from third-party vendors. These commissions are recognized when amounts have been earned and collectability from the vendor is reasonably assured.

•

Corporate-owned store segment revenue:    Includes monthly membership dues, enrollment fees, annual fees and prepaid fees paid by our members as well as retail sales. This source of revenue comprised 34%, 21%, 32% and 30% of our total revenue for the period from January 1, 2012 to November 7, 2012, the period from November 8, 2012 to December 31, 2012, and the years ended December 31, 2013 and 2014, respectively, and 31% and 31% of our total revenue for the quarters ended March 31, 2014 and 2015, respectively. As of March 31, 2015, 95% of our members paid their monthly dues by EFT, while the remainder prepaid annually in advance. Membership dues and fees are earned and recognized over the membership term. Enrollment fees are recognized ratably over the estimated duration of the membership. Annual fees are recognized ratably over the 12-month membership period. Retail sales are recognized at the point of sale.

•

Equipment segment revenue:    Includes equipment sales for new franchisee-owned stores as well as replacement equipment for existing franchisee-owned stores. Franchisee-owned stores are required to replace their equipment every four to seven years based on the life of the specific equipment. This source of revenue comprised 42%, 64%, 47% and 44% of our total revenue for the period from January 1, 2012 to November 7, 2012, the period from November 8, 2012 to December 31, 2012, and the years ended

December 31, 2013 and 2014, respectively, and 41% and 41% of our total revenue for the quarters ended March 31, 2014 and 2015, respectively. Equipment revenue is recognized when the equipment is delivered, assembled, placed and accepted by the franchisee.

Expenses

We primarily incur the following expenses:

•

Cost of revenue:    Primarily includes the direct costs associated with equipment sales to new and existing franchisee-owned stores as well as direct costs related to our point-of-sale system. Cost of revenue also includes the cost of retail sales at our corporate-owned stores, which is immaterial. Our cost of revenue changes primarily based on equipment sales volume.

•

Store operations:    Includes the direct costs associated with our corporate-owned stores, primarily rent, utilities, payroll, marketing, maintenance and supplies. The components of store operations remain relatively stable for each store and change primarily based on the number of corporate-owned stores. Our statements of operations do not include, and we are not responsible for, any costs associated with operating franchisee-owned stores.

•

Selling, general and administrative expenses:    Consists of costs associated with administrative and franchisee support functions related to our existing business as well as growth and development activities, including costs to support placement services. These costs primarily consist of payroll, IT-related, marketing, legal and accounting expenses.

Cash flows

We generate a significant portion of our cash flows from monthly membership dues, royalties and various fees and commissions related to transactions involving our franchisee-owned stores. We oversee the membership billing process, as well as the collection of our royalties and certain other fees, through our third-party hosted system-wide point-of-sale system. We collect monthly dues from our corporate-owned store members on or around the 17th of each month, while annual fees are collected in February, June or October, depending on when the membership agreement was signed. Through our point-of-sale system, we oversee the processing of membership billings for franchisee-owned stores. Our royalties and certain other fees are deducted on or around the 17th of each month from these membership billings by the processor prior to the net billings being remitted to the franchisees. Our franchisees are responsible for maintaining the membership billing records and collection of member dues for their respective stores through the point-of-sale system. Our royalties are based on monthly and annual membership billings for the franchisee-owned stores without regard to the collections of those billings by our franchisees. The amount and timing of the collection of royalties and membership dues and fees at corporate-owned stores is, therefore, generally fairly predictable.

As new corporate-owned stores open, or existing stores generate positive same store sales, future corporate-owned store revenues are expected to grow. Our corporate-owned stores also generate strong operating margins and cash flow, as a significant portion of our costs are fixed or semi-fixed such as rent and labor.

Equipment sales to new and existing franchisee-owned stores also generate significant cash flows. Franchisees either pay in advance or provide evidence of a committed financing arrangement.

Recent transactions

On March 31, 2015, we amended our senior secured credit facility to provide for an increase in term loan borrowings to $506.1 million to permit the issuance of a cash distribution of approximately $140.0 million to holders of Class T Units and Class O Units of Pla-Fit Holdings, LLC. The full incremental borrowings of $120.0 million plus cash on hand were used to fund the distribution.

On March 31, 2014, we acquired the assets related to eight stores in the Hudson Valley area of New York from a franchisee for total consideration of $41.6 million. As a result of this transaction, the stores became corporate-owned stores, and we recorded related property and equipment, intangible assets and goodwill.

On November 8, 2012, Pla-Fit Holdings, LLC was acquired by an investment fund affiliated with TSG for consideration totaling $479.3 million. The 2012 Acquisition was accounted for using the purchase method of accounting, which resulted in a new basis for the assets acquired and liabilities assumed, including intangible assets that are being amortized primarily on a straight-line basis over their estimated useful lives by the Successor as well as goodwill and indefinite-lived intangible assets.

During 2012, we executed a series of transactions in order to simplify our ownership interests in other entities prior to the 2012 Acquisition. These transactions included both the purchase and sale of certain stores, as well as the contribution of ten stores in New York and New Jersey by the members of the Predecessor.

Seasonality

Our results are subject to seasonality fluctuations in that member joins are typically higher in January as compared to other months of the year. In addition, our quarterly results may fluctuate significantly because of several factors, including the timing of store openings, timing of price increases for enrollment fees and monthly membership dues and general economic conditions.

The following table sets forth certain unaudited financial information for each quarter during the years ended December 31, 2013 and 2014, and the first quarter of the year ended December 31, 2015. The unaudited quarterly information includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

(unaudited, in millions)	For the year ended December 31, 2013				For the year ended December 31, 2014				For the quarter ended
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	March 31, 2015
Total revenues	$44.9	$42.7	$45.9	$77.5	$57.6	$62.7	$63.5	$96.0	$76.9
Operating income	7.1	8.0	8.0	12.9	13.5	14.7	14.0	19.4	14.3
Net income	4.5	5.4	5.6	10.3	6.3	9.0	8.3	13.7	8.5

Our segments

We operate and manage our business in three business segments: Franchise, Corporate-owned stores and Equipment. Our Franchise segment includes operations related to our franchising business in the United States, Puerto Rico and Canada. Our Corporate-owned stores segment includes operations with respect to all corporate-owned stores throughout the United States and Canada. The Equipment segment includes the sale of equipment to franchisee-owned stores. We evaluate the performance of our segments and allocate resources to them based on revenue and earnings before interest, taxes, depreciation and amortization, referred to as Segment EBITDA. See “—Non-GAAP financial measures.” Revenue and Segment EBITDA for all operating segments include only transactions with unaffiliated customers and do not include intersegment transactions. The tables below summarize the financial information for our segments for the period from January 1, 2012 through November 7, 2012, the period from November 8, 2012 through December 31, 2012, the years ended December 31, 2013 and 2014 and the quarters ended March 31, 2014 and 2015. “Corporate and other,” as it relates to Segment EBITDA, primarily includes corporate overhead costs, such as payroll and related benefit costs and professional services that are not directly attributable to any individual segment.

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Years ended December 31,		Quarters ended March 31,
(in millions)			2013	2014	2014	2015
	(Predecessor)					(Successor)

Revenue:
Franchise	$28.4	$6.3	$44.1	$71.9	$16.5	$21.8
Corporate-owned stores	40.4	8.8	67.4	85.0	17.7	23.5
Equipment	49.1	26.7	99.5	122.9	23.4	31.6

Total revenue	$117.9	$41.8	$211.0	$279.8	$57.6	$76.9

Segment EBITDA:
Franchise	$17.8	$4.9	$30.1	$53.1	$12.8	$13.6
Corporate-owned stores	11.6	2.2	21.7	31.7	6.4	7.8
Equipment	6.7	5.3	19.8	26.4	5.0	6.7
Corporate and other	(5.2)	(0.8)	(7.5)	(18.6)	(4.6)	(6.3)

Total Segment EBITDA	$30.9	$11.6	$64.1	$92.6	$19.6	$21.8

A reconciliation of income from operations to Segment EBITDA is set forth below:

(in millions)	Franchise	Corporate-owned stores	Equipment	Corporate and other	Total

Period from January 1, 2012 through November 7, 2012 (Predecessor)
Income from operations	$17.7	$6.0	$6.7	$(5.2)	$25.2
Depreciation and amortization	0.1	5.6	—	—	5.7
Other income (expense)	—	—	—	—	—

Segment EBITDA	$17.8	$11.6	$6.7	$(5.2)	$30.9

Period from November 8, 2012 through December 31, 2012 (Successor)
Income from operations	$3.7	$—	$1.8	$(0.7)	$4.8
Depreciation and amortization	1.2	2.2	3.5	—	6.9
Other income (expense)	—	—	—	(0.1)	(0.1)

Segment EBITDA	$4.9	$2.2	$5.3	$(0.8)	$11.6

Year ended December 31, 2013:
Income from operations	$22.5	$7.9	$12.1	$(6.5)	$36.0
Depreciation and amortization	7.6	13.4	7.7	0.1	28.8
Other income (expense)	—	0.4	—	(1.1)	(0.7)

Segment EBITDA	$30.1	$21.7	$19.8	$(7.5)	$64.1

Year ended December 31, 2014:
Income from operations	$44.5	$14.1	$20.2	$(17.2)	$61.6
Depreciation and amortization	8.6	17.4	6.2	0.1	32.3
Other income (expense)	—	0.2	—	(1.5)	(1.3)

Segment EBITDA	$53.1	$31.7	$26.4	$(18.6)	$92.6

Quarter ended March 31, 2014:
Income from operations	$10.7	$3.6	$3.5	$(4.3)	$13.5
Depreciation and amortization	2.1	2.8	1.5	0.1	6.5
Other income (expense)	—	—	—	(0.4)	(0.4)

Segment EBITDA	$12.8	$6.4	$5.0	$(4.6)	$19.6

Quarter ended March 31, 2015:
Income from operations	$11.3	$3.9	$5.2	$(6.1)	$14.3
Depreciation and amortization	2.3	4.3	1.5	0.1	8.2
Other income (expense)	—	(0.4)	—	(0.3)	(0.7)

Segment EBITDA	$13.6	$7.8	$6.7	$(6.3)	$21.8

How we assess the performance of our business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing include total monthly dues and annual fees from members (which we refer to as system-wide sales), number of new store openings, same store sales for both corporate-owned and franchisee-owned stores, net member growth per store, average royalty fee percentages for franchisee-owned stores, monthly PF Black Card membership penetration percentage, EBITDA,

Adjusted EBITDA and Segment EBITDA. See “—Non-GAAP financial measures” below for our definition of EBITDA and Adjusted EBITDA and why we present EBITDA and Adjusted EBITDA, and for a reconciliation of our EBITDA and Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Total monthly dues and annual fees from members (system-wide sales)

We review the total amount of dues we collect from our members on a monthly basis, which allows us to assess changes in the performance of our corporate-owned stores from period to period, any competitive pressures, local or regional membership traffic patterns and general market conditions that might impact our store performance. We collect monthly dues on or around the 17th of every month. We collect annual fees once per year from each member in February, June or October, depending upon when the member signed his or her membership agreement.

Number of new store openings

The number of new store openings reflects stores opened during a particular reporting period for both corporate-owned and franchisee-owned stores. Opening new stores is an important part of our growth strategy, and we expect the majority of our future new stores will be franchisee-owned. Before we obtain the certificate of occupancy or report any revenue for new corporate-owned stores, we incur pre-opening costs, such as rent expense, labor expense and other operating expenses. Some of our stores open with an initial start-up period of higher than normal marketing and operating expenses, particularly as a percentage of monthly revenue. New stores may not be profitable, and their revenue may not follow historical patterns. The following table shows the growth in our corporate-owned and franchisee-owned store base for the period from January 1, 2012 through November 7, 2012, the period from November 8, 2012 through December 31, 2012, the years ended December 31, 2013 and 2014 and the quarters ended March 31, 2014 and 2015:

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Years ended December 31,		Quarters ended March 31,
			2013	2014	2014	2015

Franchisee-owned stores:
Stores operated at beginning of period	457	526	562	704	704	863
New stores opened	82	36	148	169	36	59
Stores acquired from corporate	3	—	—	—	—	—
Stores debranded, sold or consolidated(1)	(16)	—	(6)	(10)	(8)	(3)

Stores operated at end of period	526	562	704	863	732	919

Corporate-owned stores:
Stores operated at beginning of period	31	44	44	45	45	55
New stores opened	—	—	1	2	—	2
Stores acquired from franchisees	16	—	—	8	8	—
Stores sold	(3)	—	—	—		—

Stores operated at end of period	44	44	45	55	53	57

Total stores:
Stores operated at beginning of period	488	570	606	749	749	918
New stores opened	82	36	149	171	36	61
Stores debranded, sold or consolidated(1)	—	—	(6)	(2)	—	(3)

Stores operated at end of period	570	606	749	918	785	976

(1)	The term “debrand” refers to a franchisee-owned store whose right to use the Planet Fitness brand and marks has been terminated due to non-compliance with brand standards in accordance with the franchise agreement. We retain the right to prevent debranded stores from continuing to operate as fitness centers.

The term “consolidation” refers to the combination of a franchisee’s store with another store located in close proximity owned by the same franchisee, with our prior approval. This often coincides with an enlargement, re-equipment and/or refurbishment of the remaining store.

Same store sales

Same store sales refers to year-over-year sales comparisons for the same store sales base of both corporate-owned and franchisee-owned stores. We define the same store sales base to include those stores that have been open and for which monthly membership dues have been billed for longer than 12 months. We measure same store sales based solely upon monthly dues billed to members of our corporate-owned and franchisee-owned stores.

Several factors affect our same store sales in any given period, including the following:

•	the number of stores that have been in operation for more than 12 months;

•	the percentage mix of PF Black Card and standard memberships in any period;

•	growth in total memberships per store;

•	consumer recognition of our brand and our ability to respond to changing consumer preferences;

•	overall economic trends, particularly those related to consumer spending;

•	our and our franchisees’ ability to operate stores effectively and efficiently to meet consumer expectations;

•	marketing and promotional efforts;

•	local competition;

•	trade area dynamics; and

•	opening of new stores in the vicinity of existing locations.

Consistent with common industry practice, we present same store sales as compared to the same period in the prior year for all stores that have been open and for which monthly membership dues have been billed for longer than 12 months, beginning with the thirteenth month and thereafter, as applicable. Since opening new stores will be a significant component of our revenue growth, same store sales is only one measure of how we evaluate our performance.

In March 2015, we completed a migration to a new point-of-sale and billing system (“POS system”), which gives us enhanced control over membership billing practices across all stores and allows us to create mandatory requirements to discontinue the attempted billing of delinquent membership accounts. We believe these changes in our billing practices are beneficial to our brand by controlling collection practices on delinquent accounts and do not believe they will have a negative impact on net membership billings collected by our corporate-owned or franchisee-owned stores. However, we expect the changes in our billing practices, which commenced in the second quarter of 2015, to cause our royalties to be lower due to earlier terminations of billings of certain delinquent accounts upon which we previously received royalty payments. While we do not believe that the impact on our royalties in the future will be material, these new billing practices are expected to negatively impact our same store sales metrics over the remainder of 2015 and 2016 as monthly EFT in these periods is expected to include fewer delinquent membership accounts. Due in part to certain limitations of our prior POS system, we are unable to provide comparable same store sales data for prior periods had these changes in billing practices been implemented previously.

Stores acquired from or sold to franchisees are removed from the franchisee-owned or corporate-owned same store sales base, as applicable, upon the ownership change and for the twelve months following the date of the ownership change. These stores are included in the corporate-owned or franchisee-owned same store sales base, as applicable, following the twelfth month after the acquisition or sale. These stores remain in the system-wide same store sales base in all periods.

The following table shows our quarterly same store sales since 2012:

	Same store sales
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year

Franchisee-owned stores
2012	10.3%	8.2%	7.8%	8.7%	8.7%
2013	9.7%	8.0%	7.9%	10.7%	9.1%
2014	13.6%	11.4%	10.4%	10.8%	11.5%
2015	11.7%	—	—	—	—

Corporate-owned stores
2012	8.0%	4.7%	4.1%	2.2%	4.8%
2013	7.0%	7.0%	3.8%	7.0%	6.1%
2014	6.1%	5.3%	4.7%	5.5%	5.4%
2015	4.6%	—	—	—	—

System-wide stores
2012	10.1%	7.9%	7.2%	7.4%	8.1%
2013	8.7%	7.3%	7.3%	10.4%	8.4%
2014	13.0%	10.7%	9.7%	10.2%	10.8%
2015	10.9%	—	—	—	—

The following table shows the number of stores in our same store sales base at the end of each period presented:

	Same store sales
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year

Franchisee-owned stores
2012	378	395	400	433	433
2013	471	493	510	545	545
2014	585	602	624	663	663
2015	722	—	—	—	—

Corporate-owned stores
2012	29	27	27	26	26
2013	30	30	44	44	44
2014	45	45	45	45	45
2015	45	—	—	—	—

System-wide stores
2012	408	425	443	476	476
2013	518	538	555	589	589
2014	630	655	677	716	716
2015	775	—	—	—	—

Net member growth per store

Net member growth per store refers to the change in total members in relation to total stores over time. We capture all membership changes daily through our point-of-sale system. We monitor a combination of membership growth, average members per store, average monthly EFT, transfers from or to an individual store location and daily cash collected for enrollment fees related to new members. We seek to make it simple for members to join, whether online or in-store, and, while some memberships require a cancellation fee, we offer, and require our franchisees to offer, a non-committal membership option. This approach to memberships is part of our commitment to appeal to new and occasional gym users. As a result, we do not measure membership attrition as an operating metric in assessing our performance. We primarily attribute our membership growth to the growth of our franchisee-owned store base.

Average royalty fee percentages for the franchisee-owned stores

The average royalty fee percentage represents royalties collected by us from our franchisees as a percentage of the monthly membership dues and annual fees that are billed by the franchisees to their member base. We have varying royalty fee structures with our franchisee base, ranging from a fixed monthly fee of $500 to a royalty of 5% of total monthly EFT and annual membership fees across our franchisee base. Our royalty fee has increased over time to a current rate of 5.0% for new franchisees.

PF Black Card penetration percentage

Our PF Black Card penetration percentage represents the number of our members that have opted to enroll in our PF Black Card membership program as a percentage of our total active membership base. PF Black Card members pay higher monthly membership dues than our standard membership and receive additional benefits for these additional fees. These benefits include access to all of our stores system-wide and access to exclusive areas in our stores that provide amenities such as water massage beds, massage chairs, tanning equipment and more. We view PF Black Card penetration percentage as a critical metric in assessing the performance and growth of our business.

Non-GAAP financial measures

We refer to EBITDA, Adjusted EBITDA and four-wall EBITDA throughout this prospectus, as we use these measures to evaluate our operating performance and we believe these measures are useful to investors in evaluating our operating performance. EBITDA is defined as net income before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include certain purchase accounting adjustments, management fees, certain IT system upgrade costs, acquisition transaction fees, IPO-related costs, pre-opening costs and certain other charges and gains that we do not believe reflect our underlying business performance. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that we do not believe reflect our underlying business performance. Four-wall EBITDA is an assessment of store-level profitability for stores included in the same-store-sales base, which adjusts for certain administrative and other items that we do not consider in our evaluation of store-level performance.

EBITDA, Adjusted EBITDA and four-wall EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA, Adjusted EBITDA and four-wall EBITDA should not be considered as substitutes for GAAP metrics such as net income or any other performance measures derived in accordance with GAAP. Also, in the future we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of EBITDA, Adjusted EBITDA and four-wall EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

A reconciliation of net income to EBITDA and Adjusted EBITDA is set forth below for the periods specified:

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Years ended December 31,		Quarters ended March 31,
(in millions)			2013	2014	2014	2015
	(Predecessor)					(Successor)
Net income	$23.2	$2.2	$25.8	$37.3	$6.3	$8.5
Interest expense, net(1)	1.4	2.4	8.9	21.8	6.5	4.8
Provision for income taxes	0.6	0.1	0.6	1.2	0.3	0.3
Depreciation and amortization	5.7	7.0	28.8	32.3	6.5	8.2

EBITDA	30.9	11.7	64.1	92.6	19.6	21.8
Purchase accounting adjustments(2)	0.8	—	2.8	2.8	1.7	0.4
Management fees(3)	—	0.1	1.1	1.2	0.3	0.3
IT system upgrade costs(4)	0.4	0.1	2.5	1.2	0.2	3.6
Transaction fees(5)	2.0	—	0.3	0.6	—	—
IPO-related costs(6)	—	—	—	0.7	0.1	1.8
Legacy bonus(7)	4.5	—	—	—	—	—
Pre-opening costs(8)	0.1	—	0.3	1.7	0.1	0.6
Other(9)	0.7	—	—	(0.2)	—	—

Adjusted EBITDA	$39.4	$11.9	$71.1	$100.6	$22.0	$28.5

(1)	Includes $4.7 million of loss on extinguishment of debt in 2014.

(2)	Represents the impact of certain purchase accounting adjustments associated with the 2012 Acquisition of Pla-Fit Holdings, LLC on November 8, 2012 and our acquisition of eight franchisee-owned stores during 2014. These are primarily related to fair value adjustments to deferred revenue and deferred rent.

(3)	Represents management fees and expenses paid to a management company affiliated with TSG pursuant to a management services agreement that will terminate in connection with this offering. See “Certain relationships and related party transactions—Related party agreements in effect prior to this offering—Management services agreement.”

(4)	Represents costs associated with certain IT system upgrades, primarily related to our point-of-sale systems.

(5)	Represents transaction fees and expenses primarily related to business acquisitions and dispositions.

(6)	Represents legal, accounting and other costs incurred in preparation for this offering.

(7)	Relates primarily to bonuses for certain employees at the time of the 2012 Acquisition that were paid by the members of the Predecessor, which according to accounting rules applicable to us must be reported in our results.

(8)	Represents costs associated with new corporate-owned stores incurred prior to the store opening, including payroll-related costs, rent and occupancy expenses, marketing and other store operating supply expenses.

(9)	Represents certain other charges and gains that we do not believe reflect our underlying business performance. These charges consisted primarily of severance in 2011, severance offset by the gain from the sale of two stores to a franchisee in 2012 and the net gain recorded from the receipt of insurance proceeds related to restoration and business interruption costs from the flood that occurred in our Bayshore, New York store in October 2014.

The following table reconciles corporate-owned segment EBITDA to four-wall EBITDA for the year ended December 31, 2014:

	Year ended December 31, 2014
	Revenue	EBITDA	EBITDA Margin
Corporate-owned stores segment	$85.0	$31.7	37.3%
New stores(1)	(0.4)	1.5
Selling, general and administrative(2)	—	2.3
Impact of eliminations(3)	—	(1.6)
Purchase accounting adjustments(4)	(0.5)	0.6

Four-wall EBITDA for corporate-owned stores	$84.1	34.5	41.0%
Royalty adjustment(5)		(3.8)

Four-wall EBITDA less royalty adjustment		$30.7	36.5%

(1)	Includes the impact of stores open less than 13 months and those which have not yet opened.

(2)	Reflects administrative costs attributable to the corporate-owned stores segment but not directly related to store operations.

(3)	Reflects intercompany charges for royalties and other fees which eliminate in consolidation.

(4)	Represents the impact of certain purchase accounting adjustments associated with the 2012 Acquisition of Pla-Fit Holdings, LLC on November 8, 2012 and our acquisition of eight franchisee-owned stores during 2014. These are primarily related to fair value adjustments to deferred revenue and deferred rent.

(5)	Includes the effect of royalties paid by the franchisee at a rate of 5% per our current franchisee agreement.

Results of operations

The following table sets forth our consolidated statements of operations as a percentage of revenue for the period from January 1, 2012 through November 7, 2012, the period from November 8, 2012 through December 31, 2012, the years ended December 31, 2013 and 2014 and the quarters ended March 31, 2014 and 2015:

	Period from January 1, 2012 through November 7, 2012		Period from November 8, 2012 through December 31, 2012		Years ended December 31,				Quarters ended March 31,
					2013		2014		2014		2015
	(Predecessor)										(Successor)

Revenue:
Franchise revenue	18.1%		10.5%		16.0%		20.7%		21.7%		22.1%
Commision income	6.0%		4.6%		4.9%		5.0%		6.9%		6.2%

Franchise segment	24.1%		15.1%		20.9%		25.7%		28.6%		28.3%
Corporate-owned stores segment	34.3%		21.1%		31.9%		30.4%		30.7%		30.6%
Equipment segment	41.6%		63.8%		47.2%		43.9%		40.7%		41.1%

Total revenue	100.0%		100.0%		100.0%		100.0%		100.0%		100.0%

Operating costs and expenses:
Cost of revenue	34.8%		51.5%		38.6%		35.9%		33.3%		33.8%
Store operations	24.1%		14.1%		19.8%		17.7%		18.2%		18.6%
Selling, general and administrative	16.5%		6.2%		10.9%		12.5%		11.5%		18.3%
Depreciation and amortization	4.8%		16.7%		13.6%		11.5%		11.3%		10.7%
Other (gains) losses	(1.6%	)	0.0%		0.0%		0.4%		2.3%		0.0%

Total operating costs and expenses	78.6%		88.5%		82.9%		78.0%		76.6%		81.4%

Income from operations	21.4%		11.5%		17.1%		22.0%		23.4%		18.6%

Other income (expense), net:
Interest income	0.8%		0.2%		0.2%		0.2%		0.2%		0.3%
Interest expense	(2.0%	)	(6.0%	)	(4.5%	)	(7.9%	)	(11.5%	)	(6.6%	)
Other expense	0.0%		(0.2%	)	(0.3%	)	(0.5%	)	(0.7%	)	(0.9%	)

Total other expense, net	(1.2%	)	(6.0%	)	(4.6%	)	(8.2%	)	(12.0%	)	(7.2%	)

Income before provision for income taxes	20.2%		5.5%		12.5%		13.8%		11.5%		11.4%
Provision for income taxes	0.5%		0.2%		0.3%		0.4%		0.6%		0.4%

Net income	19.7%		5.3%		12.2%		13.4%		10.9%		11.0%

Less net income attributable to noncontrolling interests	0.9%		0.0%		0.2%		0.2%		0.3%		0.1%

Net income attributable to members of Pla-Fit Holdings, LLC	18.8%		5.3%		12.0%		13.2%		10.6%		10.9%

The following table sets forth a comparison of our consolidated statements of operations for the period from January 1, 2012 through November 7, 2012, the period from November 8, 2012 through December 31, 2012, the years ended December 31, 2013 and 2014, and the quarters ended March 31, 2014 and 2015:

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Years ended December 31,		Quarter ended March 31,
(in millions)			2013	2014	2014	2015
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor) (unaudited)	(Successor) (unaudited)

Revenue:
Franchise revenue	$21.3	$4.4	$33.7	$58.0	$12.5	$17.0
Commission income	7.1	1.9	10.4	13.9	4.0	4.8

Franchise segment	28.4	6.3	44.1	71.9	16.5	21.8
Corporate-owned stores segment	40.4	8.8	67.4	85.0	17.7	23.5
Equipment segment	49.1	26.7	99.5	122.9	23.4	31.6

Total revenue	117.9	41.8	211.0	279.8	57.6	76.9

Operating costs and expenses:
Cost of revenue	41.0	21.5	81.4	100.3	19.2	26.0
Store operations	28.4	5.9	41.7	49.5	10.5	14.3
Selling, general and administrative	19.5	2.6	23.1	35.1	6.6	14.1
Depreciation and amortization	5.7	7.0	28.8	32.3	6.5	8.2
Other (gains) losses	(1.9)	—	—	1.0	1.3	—

Total operating costs and expenses	92.7	37.0	175.0	218.2	44.1	62.6

Income from operations	25.2	4.8	36.0	61.6	13.5	14.3
Other income (expense), net:
Interest income	0.9	0.1	0.5	0.4	0.1	0.2
Interest expense	(2.3)	(2.5)	(9.4)	(22.2)	(6.6)	(5.0)
Other expense	—	(0.1)	(0.7)	(1.3)	(0.4)	(0.7)

Total other expense, net	(1.4)	(2.5)	(9.6)	(23.1)	(6.9)	(5.5)

Income before provision for income taxes	23.8	2.3	26.4	38.5	6.6	8.8
Provision for income taxes	0.6	0.1	0.6	1.2	0.3	0.3

Net income	23.2	2.2	25.8	37.3	6.3	8.5

Less net income attributable to noncontrolling interests	1.0	—	0.4	0.5	0.2	0.1

Net income attributable to members of Pla-Fit Holdings, LLC	$22.2	$2.2	$25.4	$36.8	$6.1	$8.4

Comparison of the three months ended March 31, 2015 and March 31, 2014

Revenue

Total revenues were $76.9 million in the quarter ended March 31, 2015, compared to $57.6 million in the quarter ended March 31, 2014, an increase of $19.3 million, or 33.5%.

Franchise segment revenue was $21.8 million in the quarter ended March 31, 2015, compared to $16.5 million in the quarter ended March 31, 2014, an increase of $5.3 million or 32.1%.

Franchise revenue was $17.0 million in the quarter ended March 31, 2015, compared to $12.5 million in the quarter ended March 31, 2014, an increase of $4.5 million, or 36.0%. Included in franchise revenue is royalty revenue of $10.5 million, franchise and other fees of $4.5 million, and placement revenue of $2.0 million for the quarter ended March 31, 2015, compared to royalty revenue of $6.9 million, franchise and other fees of $4.0 million, and placement revenue of $1.6 million for the quarter ended March 31, 2014. The $3.6 million increase in royalty revenue was primarily driven by $1.8 million attributable to royalties from an additional 56 stores in the quarter ended March 31, 2015 that have opened since March 31, 2014, and $1.3 million attributable to a same store sales increase of 11.7% in franchisee-owned stores.

Commission income was $4.8 million in the quarter ended March 31, 2015, compared to $4.0 million in the quarter ended March 31, 2014, an increase of $0.8 million, or 20.0%. This increase was primarily due to a higher volume of franchisee purchases from vendors due to the higher franchisee-owned store count in 2015 as compared to the quarter ended March 31, 2014.

Revenue from our corporate-owned stores segment was $23.5 million in the quarter ended March 31, 2015, compared to $17.7 million in the quarter ended March 31, 2014, an increase of $5.8 million, or 32.8%. The acquisition of eight franchisee-owned stores on March 31, 2014 and not included in the prior year quarter results led to an increase in revenue of $4.2 million. Additionally, same store sales from corporate-owned stores increased 4.6% in the quarter ended March 31, 2015, which contributed incremental revenues of $0.7 million. Revenue for stores opened since March 31, 2014 and not included in the same store sales base led to an increase in revenue of $0.7 million in the quarter ended March 31, 2015.

Equipment segment revenue was $31.6 million in the quarter ended March 31, 2015, compared to $23.4 million in the quarter ended March 31, 2014, an increase of $8.2 million, or 35.0%. This increase was driven by equipment sales to 12 more franchisee-owned stores in the quarter ended March 31, 2015, as compared to the quarter ended March 31, 2014.

Cost of revenue

Cost of revenue was $26.0 million in the quarter ended March 31, 2015 compared to $19.2 million in the quarter ended March 31, 2014, an increase of $6.8 million, or 35.4%. Cost of revenue primarily relates to our equipment segment and increased primarily due to equipment sales to 12 more new franchisee-owned stores in the quarter ended March 31, 2015, as compared to the quarter ended March 31, 2014. The increase in costs is consistent with the increase in equipment revenue.

Store operations

Store operation expenses, which relates to our corporate-owned stores segment, were $14.3 million in the quarter ended March 31, 2015 compared to $10.5 million in the quarter ended March 31, 2014, an increase of $3.8 million, or 36.2%. Approximately $2.1 million of this increase was a result of the acquisition of eight stores from a franchisee in March 2014 and not included in the prior year quarter. In addition, we incurred costs and expenses attributable to four new corporate-owned stores opened since March 31, 2014 and included in the current year quarter. We also incurred pre-opening costs of $0.6 million related to one new store that opened during the quarter and one new store that opened shortly after the quarter ended March 31, 2015.

Selling, general and administrative expenses

Selling, general and administrative expenses were $14.1 million in the quarter ended March 31, 2015 compared to $6.6 million in the quarter ended March 31, 2014, an increase of $7.5 million, or 113.6%. Of the $7.5 million increase, $3.7 million was related to increased information technology spend which was primarily attributable to the rollout of a new point-of-sale system. The point-of-sale system rollout began in late 2014 and was substantially completed by March 31, 2015. In addition, we incurred additional expenses to support our growing franchisee operations, including additional headcount and infrastructure to provide training, development, pre-opening support and store operational excellence functions. We anticipate that our selling, general and administrative expenses will continue to increase as our franchisee-owned store count grows. We also incurred increased costs associated with preparing to be a publicly traded company, including $1.4 million which we were not able to capitalize because we did not expect to receive proceeds in this offering, which will continue to increase. We anticipate that we will incur additional expenses in the future due to equity-based and other compensation costs that will be recognized in connection with and subsequent to this offering.

Depreciation and amortization

Depreciation and amortization expense consists of the depreciation of property and equipment, including leasehold and building improvements and equipment. Amortization expense consists of amortization related to our intangible assets, including customer relationships and non-compete agreements with former members of the Predecessor.

Depreciation and amortization expense was $8.2 million in the quarter ended March 31, 2015 compared to $6.5 million in the quarter ended March 31, 2014, an increase of $1.7 million, or 26.2%, primarily due to the increased amortization of intangible assets related to the acquisition of eight stores from a franchisee in March 2014.

Other loss

Other loss decreased by $1.3 million in the quarter ended March 31, 2015 compared to the quarter ended March 31, 2014. The other loss in 2014 was primarily the result of the effective settlement of reacquired franchise rights related to the acquisition of eight stores from a franchisee in March 2014.

Interest income

Interest income primarily consists of interest earned on notes receivable and is immaterial in both quarters.

Interest expense

Interest expense primarily consists of interest on long-term debt as well as the amortization of deferred financing costs.

Interest expense was $5.0 million in the quarter ended March 31, 2015 compared to $6.6 million in the quarter ended March 31, 2014, a decrease of $1.6 million, or 24.2%. This $1.6 million decrease was primarily attributable to the $4.7 million write-off of debt issuance costs in March 2014 in connection with the March 2014 refinancing. This was offset by the increase in interest expense associated with the March 2014 refinancing. We expect interest expense to increase compared to the quarter ended March 31, 2015 as a result of the additional $120.0 million in borrowings as of March 31, 2015.

Other income (expense)

Other income (expense) primarily consists of management fees we paid to our Sponsor, realized gains (losses) on derivative activities, as well as the effects of foreign currency gains and losses.

Provision for income taxes

Pla-Fit Holdings, LLC is currently treated as a pass-through entity for U.S. federal income tax purposes as well as in most states. As a result, entity level taxes are not significant. Provision for income taxes consists of tax expense primarily related to the state of New Hampshire and Canada as well as certain other local taxes. We are also subject to tax withholding in Puerto Rico. See “—Critical accounting policies and estimates—Income taxes.”

Segment results

Franchise

Segment EBITDA for the franchise segment was $13.6 million in the quarter ended March 31, 2015 compared to $12.8 million in the quarter ended March 31, 2014, an increase of $0.8 million, or 6.2%. This increase was primarily the result of growth in our franchise segment revenue of $5.3 million due to higher royalties received from additional franchisee-owned stores opened in 2014, continued growth in royalties from stores opened in 2013 and higher vendor commissions, offset by higher operating expenses. Depreciation and amortization was $2.3 million in the quarter ended March 31, 2015, compared to $2.1 million for the quarter ended March 31, 2014.

Corporate-owned stores

Segment EBITDA for the corporate-owned stores segment was $7.8 million in the quarter ended March 31, 2015 compared to $6.4 million in the quarter ended March 31, 2014, an increase of $1.4 million, or 21.9%, primarily from the acquisition of eight franchisee-owned stores on March 31, 2014 and the increase in same store sales. Depreciation and amortization was $4.3 million for the quarter ended March 31, 2015, compared to $2.8 million for the quarter ended March 31, 2014. The increase relates to the eight franchisee-owned stores acquired on March 31, 2014.

Equipment

Segment EBITDA for the equipment segment was $6.7 million in the quarter ended March 31, 2015 compared to $5.0 million in the quarter ended March 31, 2014, an increase of $1.7 million, or 34.0%, primarily as a result of equipment sales to 12 more new franchisee-owned stores in the quarter ended March 31, 2015 compared to the quarter ended March 31, 2014. Depreciation and amortization was consistent at $1.5 million for both periods.

Comparison of the years ended December 31, 2014 and December 31, 2013

Revenue

Total revenue was $279.8 million in 2014 compared to $211.0 million for 2013, an increase of $68.8 million, or 32.6%.

Franchise segment revenue was $71.9 million in 2014, compared to $44.1 million in 2013, an increase of $27.8 million, or 63.0%.

Franchise revenue was $58.0 million in 2014, compared to $33.7 million in 2013, an increase of $24.3 million, or 72.1%. Included in franchise revenue is royalty revenue of $32.7 million, franchise and other fees of $16.8 million, and placement revenue of $8.5 million for 2014, compared to royalty revenue of $21.0 million, franchise and other fees of $6.4 million, and placement revenue of $6.3 million for 2013. Of the $11.7 million increase in royalty revenue, $6.8 million was from new stores opened in 2014 as well as stores that opened in 2013 and were therefore not included in the same store sales base, which collectively resulted in a higher average royalty rate. Additionally, franchisee-owned same store sales increased 11.5% in 2014, resulting in an increase in royalty revenue of $3.9 million. These two drivers are expected to continue to increase our average royalty rate over time. The franchise and other fees increase of $10.4 million was primarily associated with a higher volume of franchisee membership billing transactions for which a fee was earned as well as more franchisee-owned stores in 2014 as compared to 2013.

Commission income was $13.9 million in 2014, compared to $10.4 million in 2013, an increase of $3.5 million, or 33.7%. This increase primarily reflects a higher volume of franchisee purchases from vendors due to the higher franchisee-owned store count in 2014 as compared to 2013.

Revenue from our corporate-owned stores segment was $85.0 million in 2014 compared to $67.4 million in 2013, an increase of $17.6 million, or 26.1%. The acquisition of eight franchisee-owned stores on March 31, 2014 led to an increase in revenue of $12.2 million. Additionally, same store sales from corporate-owned stores increased 5.4% in 2014, which contributed incremental revenues of $3.1 million in 2014. Revenue for stores not included in the same store sales base led to an increase in revenue of $0.5 million in 2014.

Equipment segment revenue was $122.9 million in 2014 compared to $99.5 million in 2013, an increase of $23.4 million, or 23.5%, as a result of equipment sales to 34 more new stores in 2014 as compared to 2013 and an increase in replacement equipment revenue of $1.8 million from sales to existing franchisee-owned stores in 2014.

Cost of revenue

Cost of revenue was $100.3 million in 2014 compared to $81.4 million in 2013, an increase of $18.9 million, or 23.2%. Cost of revenue primarily relates to our equipment segment. The increase was primarily the impact of 34 more new franchisee-owned stores purchasing equipment in 2014 as compared to 2013 as well as the result of an increase in replacement equipment sales to existing franchisee-owned stores. The increase in costs is consistent with the increase in equipment revenue. Direct costs related to our proprietary point-of-sale system were $3.4 million in 2014 and $1.1 million in 2013. We expect these costs to be immaterial in future periods as we migrated to a new system in 2015.

Store operations

Store operations, which relates to our corporate-owned stores segment, were $49.5 million in 2014 compared to $41.7 million in 2013, an increase of $7.8 million, or 18.7%. Approximately $6.2 million of this increase was a result of the acquisition of eight stores from a franchisee in March 2014. In addition, we incurred costs and expenses attributable to new corporate-owned stores opened in 2014 and pre-opening costs related to one store that opened shortly after year-end. The increase in store operations costs is consistent with the increase in related corporate-owned store revenue.

Selling, general and administrative expenses

Selling, general and administrative expenses were $35.1 million in 2014 compared to $23.1 million in 2013, an increase of $12.0 million, or 51.9%. This increase is primarily attributable to increases in payroll of $5.3 million and other related infrastructure changes of $6.8 million in 2014 to support our growing franchisee operations, including additional headcount needed to provide training, development, pre-opening support and store operational compliance functions. We anticipate that our selling, general and administrative expenses will increase as our franchisee-owned store count grows and due to the increased costs associated with being a publicly traded company, as well as due to equity-based compensation costs recognized in connection with and subsequent to this offering.

Depreciation and amortization

Depreciation and amortization expense consists of the depreciation of property and equipment, including leasehold and building improvements and equipment. Amortization expense consists of amortization related to our intangible assets, including customer relationships and non-compete agreements with former members of the Predecessor.

Depreciation and amortization expense was $32.3 million in 2014 compared to $28.8 million in 2013, an increase of $3.5 million, or 12.2%, primarily due to the increased amortization of intangible assets related to the acquisition of eight stores from a franchisee in March 2014.

Other loss

Other loss increased by $1.0 million in 2014 compared to 2013. The increase in other loss was primarily the result of the effective settlement of reacquired franchise rights related to the acquisition of eight stores from a franchisee in March 2014.

Interest income

Interest income primarily consists of interest earned on notes receivable and is immaterial in both years.

Interest expense

Interest expense primarily consists of interest on long-term debt as well as the amortization of deferred financing costs.

Interest expense was $22.2 million in 2014 compared to $9.4 million in 2013, an increase of $12.8 million, or 136.2%. The increase was primarily attributable to the increase in our indebtedness as a result of the refinancing in March 2014. Additionally, the increase includes $4.7 million related to the write-off of debt issuance costs as a result of this refinancing, which was accounted for as an extinguishment.

Other income (expense)

Other income (expense) primarily consists of management fees we paid to our Sponsor, realized gains (losses) on derivative activities, as well as the effects of foreign currency gains and losses.

Provision for income taxes

Pla-Fit Holdings, LLC is currently treated as a pass-through entity for U.S. federal income tax purposes as well as in most states. As a result, entity level taxes are not significant. Provision for income taxes consists of tax expense primarily related to the state of New Hampshire and Canada as well as certain other local taxes. We are also subject to tax withholding in Puerto Rico. See “—Critical accounting policies and estimates—Income taxes.”

Segment results

Franchise

Segment EBITDA for the franchise segment was $53.1 million in 2014 compared to $30.1 million in 2013, an increase of $23.0 million, or 76.4%. This increase was primarily the result of growth in franchise revenue of $27.8 million due to higher royalties received from additional franchisee-owned stores opened in 2014, continued growth in royalties from stores opened in 2013 and higher vendor commissions. Depreciation and amortization was $8.6 million in 2014 compared to $7.6 million in 2013, an increase of $1.0 million, or 13.2%.

Corporate-owned stores

Segment EBITDA for the corporate-owned stores segment was $31.7 million in 2014 compared to $21.7 million in 2013, an increase of $10.0 million, or 46.1%, primarily due to the acquisition of eight franchisee-owned stores on March 31, 2014 and the increase in same store sales. Depreciation and amortization was $17.4 million in 2014 compared to $13.4 million in 2013, an increase of $4.0 million, or 29.9%. The increase is attributable to depreciation and amortization expense from the acquisition of eight franchisee-owned stores on March 31, 2014.

Equipment

Segment EBITDA for the equipment segment was $26.4 million in 2014 compared to $19.8 million in 2013, an increase of $6.6 million, or 33.3%, primarily as a result of equipment sales to 34 new franchisee-owned stores in 2014 as compared to 2013. Depreciation and amortization was $6.2 million in 2014 compared to $7.7 million in 2013, a decrease of $1.5 million, or 19.5%.

Comparison of the year ended December 31, 2013, the period from November 8, 2012 through December 31, 2012 (2012 Successor Period), and the period from January 1, 2012 through November 7, 2012 (2012 Predecessor Period)

Revenue

Total revenue was $211.0 million in 2013 compared to $41.8 million for the 2012 Successor Period and $117.9 million for the 2012 Predecessor Period.

Franchise segment revenue was $44.1 million in 2013, compared to $6.3 million in the 2012 Successor Period and $28.4 million in the 2012 Predecessor Period.

Franchise revenue was $33.7 million in 2013, compared to $4.4 million for the 2012 Successor Period and $21.3 million for the 2012 Predecessor Period. Included in franchise revenue is royalty revenue of $21.0 million, franchise and other fees of $6.4 million, and placement revenue of $6.3 million for 2013, royalty revenue of $2.1 million, franchise and other fees of $1.0 million, and placement revenue of $1.3 million for the 2012 Successor Period, and royalty revenue of $11.1 million, franchise and other fees of $6.6 million, and placement revenue of $3.6 million for the 2012 Predecessor Period. Royalties from new stores opened in 2013 as well as stores that opened in 2012 and were therefore not included in same store sales led to $4.7 million in incremental revenue in 2013. Additionally, franchisee-owned same store sales increased 9.1% in 2013, resulting in an increase in royalty revenue of $2.9 million.

Commission income was $10.4 million in 2013 compared to $1.9 million in the 2012 Successor Period and $7.1 million in the 2012 Predecessor Period.

Revenue from our corporate-owned stores segment was $67.4 million in 2013 compared to $8.8 million in the 2012 Successor Period and $40.4 million in the 2012 Predecessor Period. The increase is primarily attributable to stores acquired from franchisees in 2012, resulting in $14.9 million in incremental revenue in 2013. Same store sales from corporate-owned stores increased 6.1% in 2013, which contributed incremental revenue of $2.5 million. Revenue for stores not included in the same store sales base led to an increase of $0.8 million in 2013.

Equipment segment revenue was $99.5 million in 2013 compared to $26.7 million in the 2012 Successor Period and $49.1 million in the 2012 Predecessor Period. The increase is a result of equipment sales to 29 more new stores in 2013 and an increase in replacement equipment revenue of $7.3 million to existing franchisee-owned stores.

Cost of revenue

Cost of revenue, which primarily relates to our equipment segment, was $81.4 million in 2013 compared to $21.5 million in the 2012 Successor Period and $41.0 million in the 2012 Predecessor Period. The increase was primarily a result of 29 more new stores purchasing equipment in 2013 and an increase in replacement equipment sales to existing franchisee-owned stores. The increase in costs is consistent with the increase in equipment revenue. Direct costs related to our proprietary point-of-sale systems were $1.1 million in 2013 and none in either period in 2012.

Store operations

Store operations, which relates to our corporate-owned stores segment, were $41.7 million in 2013 compared to $5.9 million in the 2012 Successor Period and $28.4 million in the 2012 Predecessor Period. This increase was primarily due to increased costs of $9.0 million attributable to stores acquired in the 2012 Predecessor Period from franchisees. Additionally, we incurred $1.4 million of costs and expenses attributable to one new store that opened in 2013. The increase in costs is consistent with the increase in related corporate-owned store revenue.

Selling, general and administrative expenses

Selling, general and administrative expenses were $23.1 million in 2013 compared to $2.6 million in the 2012 Successor Period and $19.5 million for the 2012 Predecessor Period. This increase is primarily attributable to increases in costs related to expanding infrastructure to support our growth in 2013, including payroll of $3.6 million, IT system upgrade costs of $1.9 million and other costs to support our growing franchisee operations. These increases were partially offset by a decrease in payroll, legal and consulting costs of $6.6 million related to the 2012 Acquisition in the 2012 Successor Period.

Depreciation and amortization

Depreciation and amortization expense was $28.8 million in 2013 compared to $7.0 million in the 2012 Successor Period and $5.7 million in the 2012 Predecessor Period. The increase is primarily due to the increased amortization of intangible assets recorded in connection with the 2012 Acquisition.

Other loss (gain)

Other loss (gain) was $0 in 2013 and the 2012 Successor Period and a gain of $1.9 million for the 2012 Predecessor Period. The gain in the 2012 Predecessor Period was primarily a result of the sale of three stores to a franchisee.

Interest income

Interest income was $0.5 million in 2013 compared to $0.1 million in the 2012 Successor Period and $0.9 million in the 2012 Predecessor Period. The decrease is a result of certain notes receivable being paid in full during the 2012 Predecessor Period.

Interest expense

Interest expense was $9.4 million in 2013 compared to $2.5 million in the 2012 Successor Period and $2.3 million in the 2012 Predecessor Period. The increase reflects a full year of interest on the long-term debt issued in December 2012.

Other income (expense)

Other income (expense) was not material in these periods.

Provision for income taxes

Provision for income taxes was not material in these periods.

Segment results

Franchise

Segment EBITDA for the franchise segment was $30.1 million in 2013 compared to $4.9 million in the 2012 Successor Period and $17.8 million in the 2012 Predecessor Period. The increase is a result of an increase in royalties received from new franchisee-owned stores opened in 2013 as well as continued growth in royalties from franchisee-owned stores opened in 2012. Depreciation and amortization was $7.6 million in 2013 compared to $1.2 million in the 2012 Successor Period and $0.1 million in the 2012 Predecessor period. The increase is primarily related to the amortization of intangible assets recorded in connection with the 2012 Acquisition.

Corporate-owned stores

Segment EBITDA for the corporate-owned stores segment was $21.7 million in 2013 compared to $2.2 million in the 2012 Successor Period and $11.6 million in the 2012 Predecessor Period, primarily due to an increase in corporate-owned same store sales and one new corporate-owned store that opened in 2013. Depreciation and amortization was $13.4 million in 2013 compared to $2.2 million in the 2012 Successor Period and $5.6 million in the 2012 Predecessor Period. The increase in 2013 is primarily attributable to depreciation expense from stores acquired from franchisees in 2012.

Equipment

Segment EBITDA for the equipment segment was $19.8 million in 2013 compared to $5.3 million in the 2012 Successor Period and $6.7 million in the 2012 Predecessor Period, primarily as a result of equipment sales to 29 more new franchisee-owned stores in 2013 as compared to 2012. Depreciation and amortization was $7.7 million in 2013 compared to $3.5 million in the 2012 Successor Period and $0 in the 2012 Predecessor Period. The increase is primarily related to the amortization of intangible assets recorded in connection with the 2012 Acquisition.

Liquidity and capital resources

As of March 31, 2015, we held $27.5 million of cash and cash equivalents. In addition, as of March 31, 2015, we had borrowing capacity of $40.0 million under our revolving credit facility.

We require cash principally to fund day-to-day operations, to finance capital investments, to service our outstanding debt and to address our working capital needs. Based on our current level of operations and anticipated growth, we believe that the cash generated from our operations and amounts available under our revolving credit facility will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for at least the next twelve months. We believe that we will be able to meet these obligations even if we experience no growth in sales or profits. Our ability to continue to fund these items and continue to reduce debt could be adversely affected by the occurrence of any of the events described under “Risk factors.” There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our revolving credit facility or otherwise to enable us to service our indebtedness, including our senior secured credit facility, or to make anticipated capital expenditures. Our future operating performance and our ability to service, extend or refinance the senior secured credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

The following table presents summary cash flow information for the period from January 1, 2012 through November 7, 2012, the period from November 8, 2012 through December 31, 2012, the years ended December 31, 2013 and 2014 and the quarters ended March 31, 2014 and 2015:

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Years ended December 31,		Quarters ended March 31,
(In millions)			2013	2014	2014	2015
Net cash provided by (used in):
Operating activities	$30.5	$12.5	$66.9	$79.4	$8.2	$12.0
Investing activities	(16.7)	(216.1)	(7.1)	(54.4)	(39.5)	(5.3)
Financing activities	(5.8)	192.4	(38.0)	(13.0)	15.0	(22.5)

Net (decrease) increase in cash	$8.0	$(11.2)	$21.8	$12.0	$(16.3)	$(15.8)

Operating activities

For the quarter ended March 31, 2015, net cash provided by operating activities was $12.0 million compared to $8.2 million in the quarter ended March 31, 2014, an increase of $3.8 million, and was primarily due to higher net income and a decrease in accounts receivable in the quarter ended March 31, 2015, partially offset by the loss on extinguishment of debt in the quarter ended March 31, 2014.

For 2014, net cash provided by operating activities was $79.4 million compared to $66.9 million in 2013, an increase of $12.5 million, and was primarily due to higher net income in 2014 and, to a lesser degree, higher accounts payable, other accrued expenses and equipment deposits offset by higher accounts receivable. For 2013, net cash provided by operating activities was $66.9 million compared to $12.5 million in the 2012 Successor Period and $30.5 million in the 2012 Predecessor Period. The higher 2013 net cash provided by operating activities was primarily due to higher net income and an increase in accounts payable and accrued expenses in 2013.

Investing activities

Cash flow used in investing activities related to the following capital expenditures for the period from January 1, 2012 through November 7, 2012, the period from November 8, 2012 through December 31, 2012, the years ended December 31, 2013 and 2014 and the quarters ended March 31, 2014 and 2015:

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Years ended December 31,		Quarters ended March 31,
(In millions)			2013	2014	2014	2015
New and relocated corporate-owned stores and corporate-owned stores not yet opened	$0.7	$0.7	$2.0	$7.1	$—	$4.1
Existing corporate-owned stores	3.0	0.1	4.7	6.8	0.6	1.0
Information systems	0.4	0.1	0.4	1.5	—	0.1
Corporate and all other	0.2	—	0.2	1.3	0.2	0.1

Total capital expenditures	$4.3	$0.9	$7.3	$16.7	$0.8	$5.3

For the quarter ended March 31, 2015, net cash used in investing activities was $5.3 million compared to $39.5 million in the quarter ended March 31, 2014, a decrease of $34.2 million, and was primarily due to the acquisition of eight franchisee-owned stores on March 31, 2014 for $38.6 million. This decrease was partially offset by higher capital expenditures related to new corporate-owned stores in the quarter ended March 31, 2015.

For 2014, net cash used in investing activities was $54.4 million compared to $7.1 million in 2013, an increase of $47.3 million, and was primarily due to the acquisition of eight franchisee-owned stores on March 31, 2014 for $38.6 million. Additionally, capital expenditures increased due to our three new corporate-owned stores and higher replacement equipment for corporate-owned stores during 2014 compared to 2013. For 2013, net cash used in investing activities was $7.1 million compared to $216.1 million in the 2012 Successor Period and $16.7 million in the 2012 Predecessor Period. Cash used in investing activities in the 2012 Successor Period was primarily due to cash used in the 2012 Acquisition of $215.3 million.

We currently estimate that our capital expenditures will be between $15.0 million and $20.0 million in 2015. For the remainder of 2015, we plan to open one additional corporate-owned store and continue to invest in the infrastructure required to support our long-term goals.

Financing activities

For the quarter ended March 31, 2015, net cash used in financing activities was $22.5 million compared to net cash provided by financing activities of $15.0 million in the quarter ended March 31, 2014, a difference of $37.5 million. Proceeds from the issuance of debt was $120.0 million in the quarter ended March 31, 2015 compared to proceeds of $390.0 million in the quarter ended March 31, 2014, partially offset by the repayment of existing outstanding debt of $182.9 million in the quarter ended March 31, 2014. Additionally, member distributions were $139.7 million in the quarter ended March 31, 2015 compared to $183.8 million in the quarter ended March 31, 2014.

For 2014, net cash used in financing activities was $13.0 million compared to $38.0 million in 2013, a decrease of $25.0 million, and was primarily due to the refinancing of debt with proceeds from the issuance of new long-term debt of $390.0 million, partially offset by the repayment of the existing debt outstanding of $185.8 million. Additionally, we made distributions to our members in 2014 in the amount of $205.4 million, an increase of $182.3 million. For 2013, net cash used in financing activities was $38.0 million compared to net cash provided by financing activities in the 2012 Successor Period of $192.4 million and net cash used in financing activities in the 2012 Predecessor Period of $5.8 million. In the 2012 Successor Period, we received proceeds from a new credit facility of $190.0 million, partially offset by the repayment of $165.0 million of interim financing payable from TSG to the members of our Predecessor, in connection with the 2012 Acquisition. Additionally, successor capital contributions, net of cash acquired of $215.3 million increased cash provided by financing activities in the 2012 Successor Period.

On March 31, 2014, we consummated a refinancing transaction whereby we borrowed $390.0 million in term loans and obtained a new $40.0 million revolving credit facility from a consortium of banks. The proceeds were primarily used to repay $180.9 million in outstanding debt, issue a $173.9 million dividend to members and acquire eight stores from a franchisee.

On March 31, 2015, we amended our credit agreement governing our senior secured credit facility primarily to provide for an increase of $120.0 million in term loan borrowings for a total of $506.1 million. The full incremental borrowing of $120.0 million plus $20.0 million from cash on hand was used to fund a $140.0 million dividend to Class T and Class O Unit holders. The incremental term loan borrowings bear a variable rate of interest of the greater of LIBOR or 1.00% plus the applicable margin of 3.75%. All other terms and conditions remain unchanged under the senior secured credit facility.

Credit facility

Our senior secured credit facility consists of term loans and a revolving credit facility. Borrowings under the term loans bear interest, payable at least semi-annually. The term loans require principal payments equal to approximately $5.1 million per calendar year, payable in quarterly installments with the final scheduled principal payment on the outstanding term loan borrowings due on March 31, 2021.

The senior secured credit facility also provides for borrowings of up to $40.0 million under the revolving credit facility, of which up to $5.0 million is available for letter of credit advances. Borrowings under the revolving credit facility (excluding letters of credit) bear interest, payable at least semi-annually. We also pay a 0.45% commitment fee per annum on the unused portion of the revolver. The revolving credit facility expires on March 31, 2019.

The credit agreement governing our senior secured credit facility requires us to comply on a quarterly basis with one financial covenant which is a maximum ratio of debt to Credit Facility Adjusted EBITDA (the “leverage ratio”) that becomes more restrictive over time. This covenant is only for the benefit of the revolving credit facility. At March 31, 2015, the terms of the senior secured credit facility require that we maintain a leverage ratio of no more than 6.25 to 1.0. The leverage ratio financial covenant will become more restrictive over time and will require us to maintain a leverage ratio of no more than 4.0 to 1.0 by June 30, 2018.

Failure to comply with this covenant would result in an event of default under our senior secured credit facility unless waived by our senior secured credit facility lenders. An event of default under our senior secured credit facility can result in the acceleration of our indebtedness under the facility, which in turn can result in an event of default and possible acceleration of our other indebtedness, if any.

As of March 31, 2015, we were in compliance with our senior secured credit facility financial covenant with a leverage ratio of 4.3 to 1.0 which was calculated for the twelve months ended March 31, 2015 based upon certain adjustments to EBITDA, as provided for under the terms of our senior secured credit facility.

On March 31, 2015, we amended our credit agreement governing our senior secured credit facility primarily to provide for an increase of $120.0 million in term loan borrowings for a total of $506.1 million. The full incremental borrowing of $120.0 million plus $20.0 million from cash on hand was used to fund a $140.0 million dividend to Class T and Class O Unit holders. The incremental term loan borrowings bear a variable rate of interest of the greater of LIBOR or 1.00% plus the applicable margin of 3.75%. All other terms and conditions remain unchanged under the senior secured credit facility.

For more information on our senior secured credit facility, see “Description of certain indebtedness.”

Contractual obligations and commitments

The following table presents contractual obligations and commercial commitments as of March 31, 2015.

	Payments due during the twelve months ending March 31,
(In millions)	Total	2016	2017-2018	2019-2020	Thereafter
Long-term debt(1)	$506.1	$5.1	$10.2	$10.2	$480.6
Interest on long-term debt(2)	140.6	24.0	47.4	46.4	22.8
Operating leases	115.2	13.1	25.9	22.2	54.0
Capital leases	0.3	0.3	—	—	—
Advertising commitments(3)	9.9	9.9	—	—	—
Purchase obligations(4)	15.3	15.3	—	—	—

Total Contractual Obligations	$787.4	$67.7	$83.5	$78.8	$557.4

(1)	Long-term debt payments include scheduled principal payments only.

(2)	Assumes an annual interest rate of 4.75% for the term of the loan.

(3)	As of March 31, 2015, we had advertising purchase commitments of approximately $9.9 million, including commitments for the NAF.

(4)	Purchase obligations consists of $15.3 million for open purchase orders primarily related to equipment to be sold to franchisees. For the majority of our equipment purchase obligations, our policy is to require the franchisee to provide us with either a deposit or proof of a committed financing arrangement.

Off-balance sheet arrangements

As of March 31, 2015, our off-balance sheet arrangements consisted of operating leases and certain guarantees. In a limited number of cases, we have guaranteed certain leases and debt agreements of entities related through common ownership. These guarantees relate to leases for operating space, equipment and other operating costs of franchises operated by the related entities. Our maximum total commitment under these agreements is approximately $2.8 million and would only require payment upon default by the primary obligor. The estimated fair value of these guarantees at March 31, 2015 was not material, and no accrual has been recorded for our potential obligation under these arrangements. See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding these operating leases and guarantees.

Critical accounting policies and use of estimates

Our discussion and analysis of operating results and financial condition are based upon our consolidated financial statements included elsewhere in this prospectus. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements including those that involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are those that are most important to the portrayal of our results of operations or involve the most difficult management decisions related to the use of significant estimates and assumptions as described above.

Revenue recognition

Franchise

Franchisees enter into ADAs with us to secure the exclusive right to open stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until we deliver substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is developed under an ADA, a franchisee signs a franchise agreement for the respective franchise location. Each franchisee-owned store opened under an ADA typically has performance obligations associated with it, and we therefore recognize ADA revenue as each individual franchisee-owned store is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease. ADAs generally have an initial term equal to the number of years over which the franchisee is required to open franchise stores, which is typically five to ten years. There is no right of refund for an executed ADA. Upon default, as defined in the agreement, we may reacquire the rights pursuant to an ADA, and all remaining deferred revenue for the ADA is recognized at that time.

For stores opened without an ADA, we generally charge an initial upfront nonrefundable franchise fee. Nonrefundable franchise fees are typically deferred until the franchisee executes a lease and receives initial training for the location, which is the point at which we have determined that we have provided all of our material obligations required to recognize revenue. The individual franchise agreements typically have a 10-year initial term but provide the franchisee with an opportunity to enter into successive renewals subject to certain conditions.

Franchise agreements entered into prior to 2010 may include performance fees, which are fees earned by us upon each franchise store reaching a predetermined amount of total monthly membership billings. Performance fees are recognized when the related performance thresholds have been met.

Royalties, which represent recurring fees paid by franchisees based on the franchisee-owned stores’ monthly membership dues and annual fees, are recognized on a monthly basis over the term of the franchise agreement. As specified under certain franchise agreements, we recognize additional royalty fees as the franchisee-owned stores attain contractual monthly membership billing threshold amounts. Beginning in 2010, for all new franchise agreements entered into, we began charging a fixed royalty percentage based upon gross membership billings.

Online member join fees are paid to us by franchisees for processing new membership transactions when a new member signs up for a membership to a franchisee-owned store through our website.

Billing transaction fees are paid to us by franchisees for the processing of franchisee membership dues and annual fees through our third-party hosted point-of-sale system.

We are generally responsible for the assembly and placement of equipment purchased from us for franchisee-owned stores. Placement revenue is recognized upon completion and acceptance of the placement services at the franchise location.

Commission income

We recognize commission income from our franchisees’ use of preferred vendor arrangements. Commissions are recognized when amounts have been earned and collectability from the vendor is reasonably assured.

Corporate-owned stores

Customers are offered multiple membership choices varying in length and, in most cases, can be canceled without penalty. Monthly membership dues are earned and recognized over the membership term. Enrollment fees are charged to new members at the commencement of their membership. We recognize enrollment fees ratably over the estimated duration of the membership, which is generally two years. Annual membership fees are annual fees charged to members in addition to and in order to maintain low monthly membership dues. We recognize annual membership fees ratably over the 12-month membership period. We sell Planet Fitness-branded apparel, beverages and other accessories, which we define as retail sales. The revenue for these items is recognized at the point of sale.

Equipment

We sell equipment purchased from third-party equipment manufacturers to franchisee-owned stores. Equipment revenue is recognized when the equipment is delivered, assembled, placed and accepted by the franchisee at each store. We recognize revenue on a gross basis in these transactions as we have determined that we are the principal in the transaction. We have determined that we are the principal because we are the primary obligor in these transactions, we have latitude in establishing prices for the equipment sales to franchisees, we have supplier selection discretion and are involved in determination of product specifications, and we bear all credit risk associated with obligations to the equipment manufacturers. We charge our franchisees for all freight costs incurred for the delivery of equipment and record these amounts within equipment revenue. Rebates from equipment vendors where we have recognized the related equipment revenue and costs are recorded as a reduction to the cost of revenue.

Leases

We currently lease all of our corporate-owned stores and our corporate headquarters. At the inception of each lease, we determine its appropriate classification as an operating or capital lease. The majority of our leases are operating leases. For operating leases that include rent escalations, we record the base rent expense on a straight-line basis over the term of the lease and the difference between the base cash rentals paid and the straight-line rent expense is recorded as deferred rent.

We expend cash for leasehold improvements and to build out and equip our leased premises. We may also expend cash for structural additions that we make to leased premises. Generally, a portion of the leasehold improvements and building costs are reimbursed to us by our landlords as construction contributions pursuant to agreed-upon terms in our leases. If obtained, landlord construction contributions usually take the form of up-front cash, full or partial credits against our future minimum or percentage rents otherwise payable by us, or a combination thereof. When contractually due to us, we classify tenant improvement allowances within property and equipment and deferred rent on the consolidated balance sheets and depreciate the tenant improvement allowance on a straight-line basis over the lease term.

Business combinations

We account for business combinations, including the 2012 Acquisition, using the purchase method of accounting which results in the assets acquired and liabilities assumed being recorded at fair value.

The valuation methodologies used are based on the nature of the asset or liability. The significant assets and liabilities measured at fair value include property and equipment, intangible assets, deferred revenue and favorable and unfavorable leases. For the 2012 Acquisition, intangible assets consisted of trade and brand names, member relationships, franchisee relationships related to both our franchise and equipment segments, non-compete agreements, order backlog and favorable and unfavorable leases. For other acquisitions, which consist of acquisitions of stores from franchisees, intangible assets generally consist of member relationships, re-acquired franchise rights, and favorable and unfavorable leases.

The fair value of trade and brand names is estimated using the relief from royalty method, an income approach to valuation, which includes projecting future system-wide sales and other estimates. Membership relationships and franchisee relationships are valued based on an estimate of future revenues and costs related to the respective contracts over the remaining expected lives. Our valuation includes assumptions related to the projected attrition and renewal rates on those existing franchise and membership arrangements being valued. Re—acquired franchise rights are valued using an excess earnings approach. The valuation of re-acquired franchise rights is determined using an estimation of future royalty income and related expenses associated with existing franchise contracts at the acquisition date. For re-acquired franchise rights with terms that are either favorable or unfavorable (from our perspective) to the terms included in our current franchise agreements, a gain or charge is recorded at the time of the acquisition to the extent of the favorability or un-favorability, respectively. Favorable and unfavorable operating leases are recorded based on differences between contractual rents under the respective lease agreements and prevailing market rents at the lease acquisition date. Deferred revenue is valued based on our estimated costs to fulfill the obligations assumed, plus a normal profit margin. No deferred revenue amounts are recognized for enrollment fees in our business combinations as there is no remaining obligation.

We consider our trade and brand name intangible assets to have an indefinite useful life, and, therefore, these assets are not amortized but rather are tested for impairment annually as discussed below. Amortization of re-acquired franchise rights and franchisee relationships is recorded over the respective franchise terms using the straight-line method which we believe approximates the period during which we expect to receive the related benefits. Member relationships are amortized on an accelerated basis based on expected attrition. Favorable and unfavorable operating leases are amortized into rental expense over the lease term of the respective leases using the straight-line method.

Impairment of long-lived assets, including goodwill and intangible assets

We assess potential impairments to our long-lived assets, which include property and equipment and amortizable intangible assets, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Store-level assets are grouped by store and assessed on a store by store basis for the purpose of the impairment assessment. There were no impairment charges recorded during 2012, 2013 or 2014.

Goodwill and indefinite lived intangibles (our trade and brand name intangible assets) have been assigned to our reporting units for purposes of impairment testing. Our reporting units are Franchise, Corporate-owned stores and Equipment, which are the same as our reportable segments.

The goodwill impairment test consists of a comparison of each reporting unit’s fair value to its carrying value. The fair value of a reporting unit is an estimate of the amount for which the unit as a whole could be sold in a current transaction between willing parties. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. Fair value of a reporting unit is estimated based on a combination of comparative market multiples and discounted cash flow valuation approaches. We are also permitted to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying value prior to applying the quantitative assessment. If based on our qualitative assessment it is not more likely than not that the carrying value of the reporting unit is less than its fair value, then a quantitative assessment is not required. The qualitative assessment was utilized to assess goodwill for impairment for all of our reporting units in 2014.

We evaluate the remaining useful lives of our trade and brand name intangible assets to determine whether current events and circumstances continue to support an indefinite useful life. In addition, all of our indefinite lived intangible assets are tested for impairment annually. The trade and brand name intangible asset impairment test consists of a comparison of the fair value of each trade name with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. We are also permitted to make a qualitative assessment of whether it is more likely than not an indefinite lived intangible asset’s fair value is less than its carrying value prior to applying the quantitative assessment. If based on our qualitative assessment it is not more likely than not that the carrying value of the asset is less than its fair value, then a quantitative assessment is not required. The qualitative assessment was utilized to assess all of our indefinite lived intangible assets for impairment in 2014.

Currently, we have selected the last day of our year as the date on which to perform our annual impairment tests for goodwill and indefinite lived intangible assets. We also test for impairment whenever events or circumstances indicate that the fair value of such indefinite lived intangibles has been impaired. No impairment of goodwill or indefinite lived intangible assets was recorded during 2012, 2013 or 2014.

Equity-based compensation

Certain of our employees have received grants of Class M Units in Pla-Fit Holdings, LLC. These awards are accounted for in accordance with guidance prescribed for accounting for share based compensation. Based on this guidance and the terms of the awards, the awards are equity classified.

With the exception of 10.737 units related to one grant that was modified in March of 2015 to accelerate vesting in connection with the resignation of a former director, eighty percent of the awards granted vest over five years of continuous service while the other twenty percent only vest in the event of an initial public offering. All of the Class M Units provide for accelerated vesting if there is a Company Sale (as defined in the existing Pla-Fit Holdings LLC agreement). The Class M Units receive distributions only upon a liquidity event, as defined, that exceeds a threshold approximately equivalent to our fair value at the grant date. Compensation expense related to these awards is determined based on the fair value of the award as of the grant date, determined using a Monte Carlo simulation model. Significant assumptions include the business enterprise value, time to a liquidity event, volatility and expected term of the awards. Compensation expense will be recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. Due to the fact that distributions are contingent on a liquidity event, no expense has been recognized with respect to these awards during any of the periods presented.

In connection with the recapitalization transactions described herein, all of the Class M Units will be converted into Holdings Units. These converted units will still be subject to their existing vesting requirements. The potential compensation expense to be recorded for the awards upon consummation of this offering is approximately $3.1 million. We will recognize non-cash equity-based compensation expense with respect to these awards in the period in which the offering is consummated and in the subsequent periods based on the vesting provisions within the awards.

Income taxes

Pla-Fit Holdings, LLC and its subsidiaries were formed as limited liability companies (LLCs) and have elected to be treated as pass through entities for both federal and state purposes except for those states which do not allow for such an election, such as New Hampshire. For federal and certain state income tax purposes, the members include the net income or loss from the pass through entities in their individual income tax returns. Beginning in 2014, we, through two wholly-owned Canadian subsidiaries, are also subject to taxation in Canada.

Deferred income taxes are recognized for the expected future tax consequences attributable to temporary differences between the carrying amount of the existing tax assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The principal items giving rise to temporary differences are the use of accelerated depreciation and certain basis differences resulting from acquisitions including the 2012 Acquisition. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

We recognize the effects of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Pla-Fit Holdings, LLC is liable for certain state and local taxes and is subject to tax withholding in foreign jurisdictions. After the consummation of this offering, pursuant to the New LLC Agreement, Pla-Fit Holdings, LLC will generally make pro rata tax distributions to the holders of Holdings Units in an amount sufficient to fund all or part of their tax obligations with respect to the taxable income of Pla-Fit Holdings, LLC that is allocated to them. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Pla-Fit Holdings, LLC amended and restated limited liability company agreement.”

After consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Pla-Fit Holdings, LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we will also be responsible to fund payments under the tax receivable agreements, which will be significant. We anticipate that we will account for the income tax effects and corresponding tax receivable agreements effect resulting from future taxable exchanges of units by unit holders of Pla-Fit Holdings, LLC for shares of our Class A common stock by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreements will be estimated at the time the agreements are executed as a reduction to shareholders equity, and the effects of changes in any of our estimates after this date will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income. We intend to cause Pla-Fit Holdings, LLC to make distributions in an amount sufficient to allow us to pay our tax obligations, including distributions to fund any ordinary course payments due under the tax receivable agreements. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Pla-Fit Holdings, LLC amended and restated limited liability company agreement.”

JOBS Act

Under the JOBS Act, emerging growth companies that become public can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards following the completion of this offering and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Quantitative and qualitative disclosures about market risk

Interest rate risk

We are exposed to market risk from changes in interest rates on our senior secured credit facility, which bears interest at variable rates and has a U.S. dollar LIBOR floor of 1.0%. As of March 31, 2015, we had outstanding borrowings of $506.1 million. An increase in the effective interest rate applied to these borrowings of 100 basis points would result in a $5.1 million increase in pre-tax interest expense on an annualized basis.

We manage our interest rate risk through normal operating and financing activities and, when determined appropriate, through the use of derivative financial instruments. To mitigate exposure to fluctuations in interest rates, we entered into a series of interest rate caps as discussed in Note 11 to our audited consolidated financial statements elsewhere in this prospectus.

Foreign exchange risk

We are exposed to fluctuations in exchange rates between the U.S. and Canadian dollar, which is the functional currency of our Canadian entity. Our sales, costs and expenses of our Canadian subsidiary, when translated into U.S. dollars, can fluctuate due to exchange rate movement. As of March 31, 2015, a 10% increase or decrease in the exchange rate of the U.S. and Canadian dollar would increase or decrease net income by a negligible amount.

Inflation risk

Although we do not believe that inflation has had a material effect on our income from continuing operations, we have a substantial number of hourly employees in our corporate-owned stores that are paid wage rates at or based on the applicable federal or state minimum wage. Any increases in these minimum wages will subsequently increase our labor costs. We may or may not be able to offset cost increases in the future.

Letter from Chief Executive Officer Chris Rondeau

Dear Prospective Shareholders,

As we embark on this exciting journey together, I wanted to reflect on what brought us to this point. When I was in college in 1993, brothers Michael and Marc Grondahl hired me to work the front desk of their small town gym in Dover, New Hampshire. In the early days, it was your typical gym that catered to fitness fanatics and had tons of heavy free weights, group fitness classes, a juice bar and daycare facility—a place where the fit got fitter. We quickly recognized that there was a greater opportunity to serve a much larger segment of the population, and we simply asked ourselves, “Why does 80% of the population not belong to a gym?” The answer—first-time and occasional gym users were intimidated by an environment dominated by fitness regulars. They didn’t like the “look-at-me” attitudes and behaviors and wanted a place where they could go at their own pace without being judged or intimidated. They didn’t like feeling as if they needed to be in shape before even joining a gym. We also realized that the amenities we had in the early days weren’t important to most people.

So, throughout the ‘90s, we completely changed our environment, both in attitude and format. I became Chief Operating Officer and co-owner in 2003 alongside Michael and Marc. Over the years, we refined the non-intimidating, low-cost / high-value business model you see today. Planet Fitness became the “Judgement Free Zone”—a welcoming and friendly community and place where millions of people could feel comfortable regardless of fitness level. We also reallocated floor space to more high-quality cardio and circuit-training equipment and limited free weights. Because we made room for more cardio equipment, we didn’t have to put time limits on machines, and our members didn’t have to wait to work out. Removing the heavy free weights also helped us get rid of intimidating “Lunk” behaviors, such as dropping weights and grunting. We even installed “Lunk” alarms in our stores that staff could ring as a light-hearted way to reinforce that we weren’t going to tolerate intimidating behavior. We also slashed our standard membership dues to $10 per month so that everyone and anyone could join without having to sacrifice the quality of the facilities or experience.

The response to our new fitness model was incredible. We saw dramatic increases in memberships and were attracting members at all fitness levels and ages. We also significantly increased our female membership due to our non-intimidating environment. The creation of this new highly successful model was also financially attractive and highly scalable, and perfect for a franchise system. Potential franchisees loved that our new streamlined store model was easy to run, needed minimal staffing, involved limited cash transactions and required little inventory management. All that our franchisees and their employees need to focus on is keeping their stores meticulously clean and making those that walk through our doors feel welcomed and comfortable.

We have proudly grown to 976 stores (as of March 31, 2015) while maintaining the same sense of community among our franchisees, their employees and our corporate team as we did over a decade ago, instilling a teamwork mentality that we call “One Team, One Planet.” I am thankful every day that I helped build a company that creates health for our members and wealth for our franchisees. Not many CEOs can make that statement. I start each day by going to www.PlanetofTriumphs.com, a website that allows our members, unsolicited, to share their personal experiences and triumphs, big and small. Each story reminds me of the role Planet Fitness plays in helping millions of people lead healthier and happier lives, which in turn inspires me to continue to work to help many millions more.

Thank you for taking the time to learn about us. We hope you choose to join the Planet Fitness team!

One Team, One Planet,

Chris Rondeau

Business

Our Company

Fitness for everyone

We are one of the largest and fastest-growing franchisors and operators of fitness centers in the United States by number of members and locations, with a highly recognized national brand. Our mission is to enhance people’s lives by providing a high-quality fitness experience in a welcoming, non-intimidating environment, which we call the Judgement Free Zone, where anyone—and we mean anyone—can feel they belong. Our bright, clean stores are typically 20,000 square feet, with a large selection of high-quality, purple and yellow Planet Fitness-branded cardio, circuit- and weight-training equipment and friendly staff trainers who offer unlimited free fitness instruction to all our members in small groups through our PE@PF program. We offer this differentiated fitness experience at only $10 per month for our standard membership. This exceptional value proposition is designed to appeal to a broad population, including occasional gym users and the approximately 80% of the U.S. and Canadian populations over age 14 who are not gym members, particularly those who find the traditional fitness club setting intimidating and expensive. We and our franchisees fiercely protect Planet Fitness’ community atmosphere—a place where you do not need to be fit before joining and where progress toward achieving your fitness goals (big or small) is supported and applauded by our staff and fellow members.

Our judgement-free approach to fitness and exceptional value proposition have enabled us to grow our revenues to $279.8 million in 2014 and to become an industry leader with $1.2 billion in system-wide sales in 2014, and more than 7.1 million members and 976 stores in 47 states, Puerto Rico and Canada as of March 31, 2015. In June 2015, we announced the opening of our 1,000th store. System-wide sales for 2014 include $1.1 billion attributable to franchisee-owned stores, from which we generate royalty revenue, and $82.0 million attributable to our corporate-owned stores. Of our 976 stores, 919 are franchised and 57 are corporate-owned. Our stores are successful in a wide range of geographies and demographics. According to internal and third-party analysis, we believe we have the opportunity to more than quadruple our store count to over 4,000 stores in the United States alone. Under signed ADAs as of March 31, 2015, our franchisees have committed to open more than 1,000 additional stores.

In 2014, our corporate-owned stores had segment EBITDA margin of 37.3% and had AUVs of approximately $1.6 million with four-wall EBITDA margins of approximately 41%, or approximately 36% after applying the 5% royalty rate under our current franchise agreements. Based on a survey of franchisees, we believe that our franchise stores achieve four-wall EBITDA margins in line with these corporate-owned store EBITDA margins. Our strong member value proposition has also driven growth throughout a variety of economic cycles and conditions. For a reconciliation of segment EBITDA margin to four-wall EBITDA margin for corporate-owned stores, see “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP measures.”

Our significant growth is reflected in:

•	918 stores as of December 31, 2014, compared to 389 as of December 31, 2010, reflecting a CAGR of 23.9%;

•	6.1 million members as of December 31, 2014, compared to 2.3 million as of December 31, 2010, reflecting a CAGR of 27.6%;

•	2014 system-wide sales of $1.2 billion, reflecting a CAGR of 30.1%, or increase of $774.3 million, since 2010;

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2014 total revenue of $279.8 million, reflecting a CAGR of 32.0%, or increase of $187.5 million, since 2010, of which 3.6% is attributable to revenues from corporate-owned stores acquired from or sold to franchisees since 2010;

•	33 consecutive quarters of system-wide same store sales growth;

•	2014 Adjusted EBITDA of $100.6 million, reflecting a CAGR of 45.3%, or increase of $78.0 million, since 2010; and

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2014 net income of $37.3 million, reflecting a CAGR of 22.6%, or increase of $20.8 million, since 2010. Our historical results benefit from insignificant income taxes due to our status as a pass-through entity for U.S. federal income tax purposes, and we anticipate future results will not be consistent as our income will be subject to U.S. federal and state taxes.

For a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see “Selected consolidated financial and other data.” For a discussion of same store sales and the expected effect of our new point-of-sale and billing system, see “Management’s discussion and analysis of financial condition and results of operations—How we assess the performance of our business.”

We’re not a gym. We’re Planet Fitness.

We believe our approach to fitness is revolutionizing the industry by bringing fitness to a large, previously underserved segment of the population. Our differentiated member experience is driven by three key elements:

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Judgement Free Zone:    We believe every member should feel accepted and respected when they walk into a Planet Fitness. Our stores provide a Judgement Free Zone where members of all fitness levels can enjoy a welcoming, non-intimidating environment. Our “come as you are” approach has fostered a strong sense of community among our members, allowing them not only to feel comfortable as they work toward their fitness goals but also to encourage others to do the same. The removal of heavy free weights reinforces our Judgement Free Zone by discouraging what we call “Lunkhead” behavior, such as dropping weights and grunting, that can be intimidating to new and occasional gym users. In addition, to help maintain our judgement-free environment, each store has a purple and yellow branded “Lunk” alarm on the wall that staff occasionally rings as a light-hearted reminder of our policies.

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Distinct store experience:    Our bright, clean, large-format stores offer our members a selection of high-quality, purple and yellow Planet Fitness-branded cardio, circuit- and weight-training equipment that is commonly used by first-time and occasional gym users. Because our stores are typically 20,000 square feet and we do not offer non-essential amenities such as group exercise classes, pools, day care centers and juice bars, we have more space for the equipment our members do use, and we have not needed to impose time limits on our cardio machines.

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Exceptional value for members:    Both our standard and PF Black Card memberships are priced significantly below the industry average of $46 per month and still provide our members with a high-quality fitness experience. For only $10 per month, our standard membership includes unlimited access to one Planet Fitness location and unlimited free fitness instruction to all members in small groups through our PE@PF program. For $19.99 per month, our PF Black Card members have access to all of our stores system-wide and can bring a guest on each visit, which provides an additional opportunity to attract new members. Our PF Black Card members also have access to exclusive areas in our stores that provide amenities such as water massage beds, massage chairs, tanning equipment and more.

Our differentiated approach to fitness has allowed us to create an attractive franchise model that is both profitable and scalable. We recognize that our success depends on a shared passion with our franchisees for providing a distinctive store experience based on a judgement-free environment and an exceptional value for our members. We enhance the attractiveness of our streamlined, easy-to-operate franchise model by providing franchisees with extensive operational support relating to site selection and development, marketing and training. We also take a highly collaborative, teamwork approach to our relationship with franchisees, as captured by our motto “One Team, One Planet.” The strength of our brand and the attractiveness of our franchise model are evidenced by the fact that 87% of our new stores in 2014 were opened by our existing franchisee base and 22 new franchisee groups opened their first store in 2014.

Our competitive strengths

We attribute our success to the following strengths:

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Market leader with differentiated member experience, nationally recognized brand and scale advantage.     We believe we are the largest operator of fitness centers in the United States by number of members, with more than 7.1 million members as of March 31, 2015. Our franchisee-owned and corporate-owned stores generated $1.2 billion in system-wide sales during 2014. Through our differentiated member experience, nationally recognized brand and scale advantage, we will continue to deliver a compelling value proposition to our members and our franchisees and, we believe, grow our store and total membership base.

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Differentiated member experience.    We seek to provide our members with a high-quality fitness experience in a non-intimidating, judgement-free environment at an exceptional value. We have a dedicated Brand Excellence team that seeks to ensure that all our franchise stores uphold our brand standards and deliver a consistent Planet Fitness member experience in every store.

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Nationally recognized brand.    We have developed a highly relatable and recognized brand that emphasizes our focus on providing our members with a judgement-free environment. We do so through fun and memorable marketing campaigns and in-store signage that often poke fun at “Lunk” behavior. As a result, we have among the highest aided and unaided brand awareness scores in the U.S. fitness industry, according to a third-party consumer study that we commissioned in the fall of 2014. Our brand strength also helps our franchisees attract members, with new stores in 2014 signing up an average of approximately 1,300 members before opening their doors.

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Scale advantage.    Our scale provides several competitive advantages, including enhanced purchasing power with our fitness equipment and other suppliers, and the ability to attract high-quality franchisee partners. In addition, our large national advertising fund funded by franchisees and us, together with our requirement that franchisees generally spend 5 to 7% of their monthly membership dues on local advertising, have enabled us and our franchisees to spend over an estimated $150 million since 2011 on marketing to drive consumer brand awareness.

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Exceptional value proposition that appeals to a broad member demographic.    We offer a high-quality and consistent fitness experience throughout our entire store base at low monthly membership dues. Combined with our non-intimidating and welcoming environment, we are able to attract a broad member demographic based on age, household income, gender and ethnicity. Our member base is over 50% female and our members come from both high- and low-income households. Our broad appeal and ability to attract occasional and first-time gym users enable us to continue to target a large segment of the population in a variety of markets and geographies across the United States and Canada.

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Strong store-level economics.    Our store model is designed to generate attractive four-wall EBITDA margins, strong free cash flow and high returns on invested capital for both our corporate-owned and franchise stores. Average four-wall EBITDA margins for our corporate-owned stores have increased significantly since 2010, driven by higher average members per store as well as a higher percentage of PF Black Card members, which leverage our relatively fixed costs. In 2014, our corporate-owned stores had segment EBITDA margin of 37.3% and had AUVs of approximately $1.6 million with four-wall EBITDA margins of approximately 41%, or approximately 36% after applying the 5% royalty rate under our current franchise agreement. Based on a survey of franchisees, we believe that our franchise stores achieve four-wall EBITDA margins in line with these corporate-owned store EBITDA margins. We believe that our strong store-level economics are important to our ability to attract and retain successful franchisees and grow our store base.

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Highly attractive franchise system built for growth.    Our easy-to-operate model, strong store-level economics and brand strength have enabled us to attract a team of professional, successful franchisees from a variety of industries. We believe that our franchise model enables us to scale more rapidly than a company-owned model. Our streamlined model features relatively fixed labor costs, minimal inventory, automatic billing and limited cash transactions. Our franchisees enjoy recurring monthly member dues, regardless of member use, weather or other factors. Based on survey data and management estimates, we believe our franchisees can earn, in their second year of operations, on average, a cash-on-cash return on initial investment greater than 25% after royalties and advertising, which is in line with our corporate-owned stores. The attractiveness of our franchise model is further evidenced by the fact that our franchisees re-invest their capital with us, with 87% of our new stores in 2014 opened by our existing franchisee base. We have received numerous accolades, including #4 among Franchise Times’ “Smartest Growing Brands” for 2015 and #3 among Forbes Magazine’s “America’s Best Franchises” in 2014 (in which we also received an “A” rating for franchisee support). We view our franchisees as strategic partners in expanding the Planet Fitness store base and brand.

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Predictable and recurring revenue streams with high cash flow conversion.    Our business model provides us with predictable and recurring revenue streams. In 2014, approximately 80% of our franchise revenues and over 90% of our corporate-owned store revenues consisted of recurring revenue streams, which include royalties, vendor commissions, monthly dues and annual fees. In addition, our franchisees are obligated to purchase fitness equipment from us for their new stores and to replace this equipment every four to seven years. As a result, these “equip” and “re-equip” requirements create a predictable and growing revenue stream as our franchisees open new stores under their ADAs. By re-investing in stores, we and our franchisees maintain and enhance our member experience. Our predictable and recurring revenue streams, combined with our attractive margins and minimal capital requirements, result in high cash flow conversion and increased capacity to invest in future growth initiatives.

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Proven, experienced management team driving a strong culture.    Our strategic vision and unique culture have been developed and fostered by our senior management team under the stewardship of Chief Executive Officer Chris Rondeau. Mr. Rondeau has been with Planet Fitness for over 20 years and helped develop the Planet Fitness business model and brand elements that give us our distinct personality and spirited culture. Dorvin Lively, our Chief Financial Officer, brings valuable expertise from his 30 years of corporate finance experience with companies such as RadioShack and Ace Hardware, and from the initial public offering of Maidenform. We have assembled a management team that shares our passion for “fitness for everyone” and has extensive experience across a broad range of disciplines, including retail, franchising, finance, consumer marketing, brand development and information technology. We believe our senior management team is a key driver of our success and has positioned us well to execute our long-term growth strategy.

Our growth strategies

We believe there are significant opportunities to grow our brand awareness, increase our revenues and profitability and deliver shareholder value by executing on the following strategies:

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Continue to grow our store base across a broad range of markets.    We have more than tripled our store count over the last five years, expanding from 302 stores as of December 31, 2009 to 918 stores as of December 31, 2014. As of March 31, 2015, our franchisees have signed ADAs to open more than 1,000 additional stores over the next seven years, including approximately 500 over the next three years. In June 2015, we announced the opening of our 1,000th store. Because our stores are successful across a wide range of geographies and demographics with varying population densities, we believe that our high level of brand awareness and low per capita penetration outside of our original Northeast market create a significant opportunity to open new Planet Fitness stores across the United States and Canada. Based on our internal and third-party analysis, we believe we have the potential to more than quadruple our store base to over 4,000 stores in the United States alone.

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Drive revenue growth and system-wide same store sales.    Because we provide a high-quality, affordable, non-intimidating fitness experience that is designed for first-time and occasional gym users, we have achieved positive system-wide same store sales growth in each of the past 33 quarters. We expect to continue to grow system-wide same store sales primarily by:

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Attracting new members to existing Planet Fitness stores.    As the U.S. and Canadian populations continue to focus on health and wellness, we believe we are well-positioned to capture a disproportionate share of the population given our appeal to first-time and occasional gym users. In addition, because our stores offer a large, focused selection of equipment geared toward first-time and occasional gym users, we are able to service higher member volumes without sacrificing the member experience. We also have continued to evolve our offerings to appeal to our target member base, such as the introduction of 12-minute abdominal circuits and 30-minute express workout areas.

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Increasing mix of PF Black Card memberships by enhancing value and member experience.    We expect to drive sales by converting our existing members with standard membership dues at $10 per month to our premium PF Black Card membership with dues at $19.99 per month as well as attracting new members to join at the PF Black Card level. We encourage this upgrade by continuing to enhance the value of our PF Black Card benefits through additional in-store amenities and affinity partnerships with national retail brands for discounts and promotions. Since 2010, our PF Black Card members as a percentage of total membership has increased from 38% in 2010 to 55% in 2014, and our average monthly dues per member have increased from $14.22 to $15.45 over the same period.

We may also explore other future revenue opportunities, such as optimizing member pricing and fees, offering new merchandise and services inside and outside our stores, and securing affinity and other corporate partnerships.

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Increase brand awareness to drive growth.    We plan to continue to increase our strong national brand awareness by leveraging significant marketing expenditures by our franchisees and us, which we believe will result in increasing membership in new and existing stores and continue to attract high-quality franchisee partners. Under our current franchise agreement, franchisees are required to contribute 2% of their monthly membership dues to our NAF, from which we spent over $21 million in 2014 alone to support our national marketing campaigns, our social media platforms and the development of local advertising materials. Under our current franchise agreement, franchisees are also required to spend 7% of their monthly membership dues on local advertising. We expect both our NAF and local advertising spending to grow as our membership grows.

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Continue to expand royalties from increases in average royalty rate and new franchisees.    While our current franchise agreement stipulates monthly royalty rates of 5% of monthly dues and annual membership fees, only 30% of our stores are paying royalties at the current franchise agreement rate, primarily due to lower rates in historical agreements. As new franchisees enter our system and, generally, as current franchisees open new stores or renew their existing franchise agreements at the current royalty rate, our average system-wide royalty rate will increase. In 2014, our average monthly royalty rate was 2.95% compared to 1.39% in 2010. In addition to rising average royalty rates, total royalty revenue will continue to grow as we expand our franchise store base and increase franchise same store sales.

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Grow sales from fitness equipment and related services.    Our franchisees are contractually obligated to purchase fitness equipment from us and, due to our scale and negotiating power, we believe we offer competitive pricing for high-quality, purple and yellow Planet Fitness-branded fitness equipment. We expect our equipment sales to grow as our franchisees open new stores. Additionally, franchisees are required to replace their existing equipment with new equipment every four to seven years. As the number of franchise stores continues to increase and existing franchise stores continue to mature, we anticipate incremental growth in revenue related to the sale of equipment. In addition, we believe that regularly refreshing equipment helps our franchise stores maintain a consistent, high-quality fitness experience and drives new member growth.

Our industry

Due to our unique positioning to a broader demographic, we believe Planet Fitness has an addressable market that is significantly larger than the traditional health club industry. We view our addressable market as approximately 255 million people, representing the U.S. population over 14 years of age. We compete broadly for consumer discretionary spending related to leisure, sports, entertainment and other non-fitness activities in addition to the traditional health club market. As the economy continues to recover and per capita disposable income increases, we believe consumers will continue to increase spending on health and fitness related expenditures.

According to the International Health, Racquet & Sportsclub Association (“IHRSA”), the United States health club industry generated approximately $24.2 billion in 2014. The industry is highly fragmented, with 34,460 clubs across the United States serving approximately 54 million members, according to IHRSA. In 2014, the U.S. health club industry grew by 6.4% in number of units and 2.3% in number of members compared to Planet Fitness, which grew by 22.6% and 26.1%, respectively. Over the next five years, industry sources project that U.S. health club industry revenues will grow at an annualized rate of approximately 3%, primarily attributed to an increase in discretionary spending coupled with continued consumer awareness and public initiatives on the health benefits of exercise. We believe we are well-positioned to capitalize on these trends, and our impressive growth reinforces our distinct approach to fitness and broad demographic appeal.

Our brand philosophy

We are a brand built on passion and the belief that first-time gym users and casual fitness members can achieve their personal wellness goals in a non-intimidating, judgement-free environment. We have become a nationally recognized consumer brand that stands for the environment, value and quality we provide our members.

The Judgement Free Zone.    Planet Fitness is the home of the Judgement Free Zone. It is a place where people of all fitness levels can feel comfortable working out at their own pace, feel supported in their efforts and not feel intimidated by pushy salespeople or other members who may ruin their fitness experience.

All This for Only That.    Planet Fitness monthly membership dues range from only $10 to $19.99. We pride ourselves on providing a high-quality experience at an exceptional value, not an “economy” fitness experience.

No Gymtimidation.    Gymtimidation is any behavior that makes others feel intimidated or uncomfortable in our stores. Our policy is simple: Planet Fitness is an environment where members can relax, go at their own pace and be themselves without ever having to worry about being judged. Behaviors such as grunting, dropping weights or judging others simply are not tolerated.

No Lunks.    Lunks are people who Gymtimidate. To help maintain our judgement-free environment, each store has a purple and yellow branded “Lunk” alarm on the wall that our staff occasionally rings as a light-hearted, gentle reminder of our policies.

You Belong.    We do a lot of little things to make members feel like part of our community—like saying hello and goodbye to everyone who enters our stores, providing Tootsie Rolls at the front desk so that our staff has another opportunity to engage with members, and other membership appreciation gestures such as monthly Pizza Mondays and Bagel Tuesdays at no cost to our members.

Planet of Triumphs.    All of our members are working toward their goals—from a single push-up to making it to Planet Fitness twice in a week to losing hundreds of pounds. No matter what size the goal, we believe that all of these accomplishments deserve to be celebrated. Planet of Triumphs (www.PlanetofTriumphs.com) is an elevating, inspiring, 100% Judgement Free social community of real members where all stories are welcome. Our members seem to agree and in its first three months, this community grew to over 13,000 active members, with more than 29,000 posts and over 5.5 million page views. Planet of Triumphs provides an online platform for members to recognize their triumphs (big and small), share their stories and encourage others, while spotlighting our unique brand belief that everyone belongs.

Membership

We make it simple for members to join, whether online or in-store—no pushy sales tactics, no pressure and no complicated rate structures. Our corporate store staff is not paid commissions based on membership sales but rather have the opportunity to earn a monthly bonus based primarily on store cleanliness, and we urge our franchisees to follow our lead. Our regional managers review our corporate stores multiple times per month for quality control, including generally one visit per month during which they evaluate store cleanliness based upon internally established criteria from which the monthly bonus is derived. Our members generally pay the following amounts:

•	monthly membership dues of only $10 for our standard membership or, for PF Black Card members, $19.99;

•	annual fees of approximately $10 to $39; and

•	enrollment fees of approximately $0 to $49.

Belonging to a Planet Fitness store has perks whether members select the standard membership or the premium PF Black Card membership. Every member gets to take part in Pizza Mondays and Bagel Tuesdays and gets free, unlimited fitness instruction, plus a T-shirt or other Planet Fitness item. Our PF Black Card members also have the right to reciprocal use of all Planet Fitness stores, can bring a friend with them each time they work out, and have access to massage beds and chairs and tanning, among other benefits. PF Black Card benefits extend beyond our store as well, with exclusive specials and discount offers from third-party retail partners like Reebok and Regis Corporation hair salons. While some of our memberships require a cancellation fee, we offer, and require our franchisees to offer, a non-committal membership option.

As reflected below, our total membership has grown from approximately 2.3 million members to 6.1 million from December 31, 2010 to December 31, 2014, reflecting a 27.6% CAGR, and our average members per store has grown from 5,858 to 6,607 over the same period.

As of March 31, 2015, we had more than 7.1 million members. We utilize EFT as our primary method of collecting monthly dues and annual membership fees. Over 75% of membership fee payments to our corporate-owned and franchise stores are collected via ACH direct debit. We believe there are certain advantages to receiving a higher concentration of ACH payments, as compared to credit cards payments, including less frequent expiration of billing information and reduced exposure to subjective chargeback or dispute claims and fees. Due to our scale and negotiating power, we believe that our third party payment processors offer a competitive bundle of transaction pricing and support services to our franchisees while facilitating revenue collection by us.

Our stores

We had 976 stores system-wide as of March 31, 2015, of which 919 were franchised and 57 were corporate-owned, located in 47 states, Puerto Rico and Canada. The map below shows our franchisee-owned stores by location, and the accompanying table shows our corporate-owned stores by location.

Franchisee-owned store count by state

Under signed ADAs, as of March 31, 2015 franchisees have committed to open more than 1,000 additional stores in the United States. In June 2015, we announced the opening of our 1,000th store. We are also beginning to explore international opportunities. We have opened two corporate-owned locations in Canada as of March 31, 2015 and have signed ADAs to develop numerous additional franchise stores in Canada.

Our format

Many traditional gyms include expensive add-ons such as pools, group exercise rooms, daycare facilities and juice bars that require additional maintenance expense and staffing. We have removed these unnecessary and expense-adding facilities and services and replaced them with additional cardio and strength equipment, which we believe allows us to serve more members without imposing time limits on equipment use. We believe our streamlined offerings appeal to the core needs of most gym users, especially first-time or occasional gym users.

Our stores are designed and outfitted to match our brand philosophy, with bright, bold purple and yellow color schemes and purple and yellow Planet Fitness-branded equipment and amenities. Our typical store is 20,000 square feet in single or multi-level retail space. Our stores generally include at least 75 to 100 pieces of co-branded cardio equipment, free weights, strength machines, a 30-minute circuit workout area and a 12-minute abdominal workout area, a small retail area and a drink cooler. For our PF Black Card members, our stores also feature a PF Black Card spa area with total body enhancement machines, massage beds or chairs and tanning.

The following is an example of the layout of our stores:

Store model

Our store model is designed to generate attractive four-wall EBITDA margins, strong free cash flow and high returns on invested capital for both our corporate-owned and franchise stores. Based on survey data from franchisees relating to over 200 stores for 2013 and management estimates, we believe that our franchise stores achieve store-level profitability in line with our corporate-owned store base. The stores included in this survey represent those stores that voluntarily disclosed such information in response to our request, and we believe this information reflects a representative sample of franchisees based on the franchisee groups and geographic areas represented by these stores. Our average four-wall EBITDA margins for our corporate-owned stores have increased significantly since 2010, driven by higher average members per store as well as a higher percentage of PF Black Card members, which leverages our fixed costs. In 2014, our corporate-owned stores had segment EBITDA margin of 37.3% and had AUVs of approximately $1.6 million with four-wall EBITDA margins of approximately 41%, or approximately 36% after applying the 5% royalty rate under our current franchise agreement. Based on survey data and management analysis, franchisees have historically earned, and we believe can continue to earn, in their second year of operations, on average, a cash-on-cash return on unlevered (i.e., not debt-financed) initial investment greater than 25% after royalties and advertising, which is in line with our corporate-owned stores. A franchisee’s initial investment includes fitness equipment purchased from us as well as costs for non-fitness equipment and leasehold improvements. The attractiveness of our franchise model is further evidenced by the fact that 87% of our new stores in 2014 were opened by our existing franchisee base. We believe that our strong store-level economics are important to our ability to attract and retain successful franchisees and grow our store base.

Throughout our 23-year history, we and our franchisees have never closed a store that was in compliance with our brand requirements due primarily to financial underperformance, although we have closed a test location and debranded stores for non-compliance with our brand standards and franchise stores have sold to other brands, consolidated or relocated stores with our permission.

Fitness equipment

We provide our members with high-quality, Planet Fitness-branded fitness equipment from leading suppliers. In order to maintain a consistent experience across our store base, we stipulate specific pieces and quantities of cardio and strength-training equipment and provide general guidelines for layout and placement. Due to our scale, we are able to negotiate competitive pricing and secure extended warranties from our suppliers. As a result, we believe we offer equipment at more attractive pricing than franchisees could otherwise secure on their own.

Leases

We lease all of our corporate-owned stores and our corporate headquarters. Our store leases typically have initial terms of 10 years with two five-year renewal options, exercisable in our discretion. Our corporate headquarters are located at 26 Fox Run Road, Newington, New Hampshire and serve as our base of operations for substantially all of our executive management and employees who provide our primary corporate support functions, including finance, legal, marketing, technology, real estate, development and human resources.

Franchisees own or directly lease from a third-party each Planet Fitness franchise location. We do not own or enter into leases for Planet Fitness franchise stores and generally do not guarantee franchisees’ lease agreements, although we have done so in a few isolated instances.

Franchising

Franchising strategy

We rely heavily on our franchising strategy to develop new Planet Fitness stores, leveraging the ownership of entrepreneurs with specific local market expertise and requiring a relatively minimal capital commitment by us. As of March 31, 2015, there were 919 franchised Planet Fitness stores operated by 187 franchisee groups. The majority of our existing franchise operators are multi-unit operators. As of March 31, 2015, 88% of all franchise stores were owned and operated by a franchisee group that owns at least three stores. However, while our largest franchisee owns 47 stores, only 9% of our franchisee groups own more than ten stores. When considering a potential franchisee, we generally evaluate the potential franchisee’s prior experience in franchising or other multi-unit businesses, history in managing profit and loss operations, financial history and available capital and financing. We generally do not permit franchisees to borrow more than 80% of the initial investment for their Planet Fitness business.

Area development agreements

An ADA specifies the number of Planet Fitness stores to be developed by the franchisee in a designated geographic area, and requires the franchisee to meet certain scheduled deadlines for the development and opening of each

Planet Fitness store authorized by the ADA. If the franchisee meets those obligations, we agree not to, during the term of the ADA, operate or franchise new Planet Fitness stores in the designated geographic area. The franchisee must sign a separate franchise agreement with us for each Planet Fitness store developed under an ADA, and that franchise agreement governs the franchisee’s right to own and operate the Planet Fitness store.

Franchise agreements

For each franchised Planet Fitness store, we enter into a franchise agreement covering standard terms and conditions. Planet Fitness franchisees are not granted an exclusive area or territory under the franchise agreement. The franchise agreement requires that the franchisee operate the Planet Fitness store at a specific location and in compliance with our standard methods of operation, including providing the services, using the vendors, and selling the merchandise that we require. The typical franchise agreement has a 10-year term. Additionally, franchisees must purchase equipment from us and replace the fitness equipment in their stores every four to seven years and periodically refurbish and remodel their stores.

We currently require each franchisee to designate a responsible owner or an approved operator for each Planet Fitness store that will have primary management authority for that store. We require these franchisees to complete our initial and ongoing training programs, including minimum periods of classroom and on-the-job training.

Site selection and approval

Our stores are generally located in free-standing retail buildings or neighborhood shopping centers, and we consider locations in both high- and low-density markets. We seek out locations with (i) high visibility and accessibility, (ii) favorable traffic counts and patterns, (iii) availability of signage, (iv) ample parking or access to public transportation and (v) our targeted demographics. Our site analytics tools provide us with extensive demographic data and analysis that we use to review new and existing sites and markets for our corporate-owned stores and franchisees. We assess population density and drive time, current tenant mix, layout, potential competition and cannibalization of existing Planet Fitness stores and comparative data based upon existing stores—all the way down to optimal ceiling heights and HVAC requirements. Our real estate team meets regularly to review sites for future development and follows a detailed approval process to ensure each site aligns with our strategic growth objectives and critical success factors.

We help franchisees select sites and develop facilities in these stores that conform to the physical specifications for a Planet Fitness store. Each franchisee is responsible for selecting a site, but must obtain site approval from us. We primarily learn of new sites in two ways. First, we have a formal site-approval submission process for landlords and franchisees. Each site submitted to us is reviewed by a subcommittee of our real estate team for brand qualifications. Second, we proactively review real estate portfolios for appropriate sites that we may consider for corporate-owned stores or franchisee development, depending upon location. In 2014, we identified and evaluated a total of more than 1,200 sites on this basis.

We are also involved in real estate organizations such as the International Council of Shopping Centers (ICSC), a trade organization for the international shopping center industry. Our membership in ICSC allows us to gather data, meet prospective landlords and further enhance our reputation as a desired tenant for shopping centers in the United States and Canada.

Design and construction

Once we have approved a franchisee’s site selection, we assist in the design and layout of the store and track the franchisee’s progress from lease signing to grand opening. Franchisees work directly with our franchise support team to track key milestones, coordinate with vendors and make equipment purchases. Certain Planet Fitness brand elements are required to be incorporated into every new store, and we strive for a consistent appearance across all of our stores, emphasizing clean, attractive facilities, including full-size locker rooms, and modern equipment. Franchisees must abide by our standards related to fixtures, finishes and design elements, including distinctive touches such as our “Lunk” alarm. We believe these elements are critical to ensure brand consistency and member experience system-wide.

In 2014, based on a sample of U.S. franchisee data, we believe construction of franchise stores averaged approximately 12 weeks. In addition, based upon this sample of 36 stores across a wide range of U.S. geographies, we estimate that franchisees’ unlevered (i.e., not debt-financed) investment in 2014 to open new stores was approximately $1.9 million. This amount includes fitness equipment purchased from us as well as costs for non-fitness equipment and leasehold improvements from data we received from two general contractors that oversaw the construction of these 36 new stores. Additionally, this amount includes an estimate of other costs that are typically paid by the franchisee and not managed by the general contractor. These amounts can vary significantly depending on a number of factors, including landlord allowances for tenant improvements and construction costs from different geographies.

Franchisee support

We live and breathe the motto One Team, One Planet in our daily interactions with franchisees. Our franchise model is streamlined and easy-to-operate, with efficient staffing and minimal inventory, and is supported by an active, engaged franchise operations system. We provide our franchisees with operational support, marketing materials and training resources. Our strong and long-lasting partnership with our franchisees is reflected in the fact that 87% of our new stores in 2014 were opened by our existing franchisee base.

Training.    In the past year, we developed Planet Fitness University, a comprehensive training resource to help franchisees operate successful stores. Courses are delivered online, and content focuses on customer service, operational policies, brand standards, cleanliness, crisis management and vendor product information. We are continually adding and improving the content available on Planet Fitness University as a no-cost service to help enhance training programs for franchisees. Additional training opportunities offered to our franchisees include new owner orientation, operations training and workshops held at Planet Fitness headquarters and in stores across the country as well as through webinars.

Operational support and communication.    We believe spending quality time with our franchisees in person is an important opportunity to further strengthen our relationships and share best practices. We have dedicated operations and marketing teams providing ongoing support to franchisees. We are hands on—we often attend franchisees’ presales and grand openings, and we host franchisee meetings each year, known as “PF Huddles.” We also communicate regularly with our entire franchisee base to keep them informed, and we host an Annual Franchise Conference every year that is geared towards franchisees and their operations teams.

We regularly communicate with the franchisee advisory groups described below and send a weekly email communication to all franchisees with timely “news you can use” information related to operations, marketing, financing and equipment. Every month, a franchisee newsletter is sent to all franchisees, which includes a personal letter from our Chief Executive Officer, important updates on the business and benchmarking reports.

Franchisee relations.    Because our ability to execute our strategy is dependent upon the strength of our relationships with our franchisees, we maintain an ongoing dialogue and strong relationship with two franchise advisory groups, the Franchise Advisory Council (“FAC”) and the Planet Fitness Independent Franchise Association (“PFIFA”). The FAC includes seven franchisees elected by the franchisee base and seven committees consisting of approximately 36 franchisees. The FAC and its committees provide feedback and input on major brand initiatives, new product and service introductions, marketing programs and advertising campaigns. FAC leaders have regular dialogue with our executive team and work closely with us to advise on major initiatives impacting the brand. Our strong culture of working together is the driving force behind all we do, and we refer to our franchisees as “raving FANchisees.” In 2014, in cooperation with us, the franchisees also organized PFIFA. PFIFA assists the franchisees and us in working together to develop brand ideas, streamline legal agreements and provide advice on related topics to franchisees on issues such as succession and estate planning.

Compliance with brand standards—Brand Excellence

We have a dedicated Brand Excellence team focused on ensuring that our franchise stores adhere to brand standards and providing ongoing assistance, training and monitoring to those franchisees that have difficulty meeting those standards. We generally perform a detailed Brand Excellence review on each franchise store within 30 to 60 days of opening and each franchise store is generally reviewed at least once per year thereafter. In 2014, our Brand Excellence team performed approximately 922 franchise store reviews covering all franchise ownership groups.

We review stores based on a wide range of criteria ranging from cleanliness to compliance with signage and layout requirements and operational standards. We record the results of each review in a third-party Planet Fitness-branded software system, which automatically sends a Brand Excellence report to the appropriate franchisee. Results are also available to the franchisee through the Brand Excellence software system, which provides access to regional and national benchmarking data, allowing franchisees to compare overall results among their peers as well as results based upon each criterion. Stores that do not receive a passing score are automatically flagged for follow-up by our team and will generally be reevaluated within 30 to 60 days to ensure all identified issues have been addressed. Our Brand Excellence system also enables franchisees to perform, track and benchmark self-assessments and online member surveys through the Brand Excellence software system.

We also use mystery shoppers to perform anonymous Brand Excellence reviews of franchise stores. We generally select franchise stores for review randomly but also target underperforming stores and stores that have not performed well in Brand Excellence reviews.

Marketing

Marketing strategy

Our marketing strategy is anchored by our key brand differentiators—the Judgement Free Zone, our exceptional value and our high-quality experience. We are nationally known for our memorable and creative advertising, which not only drives membership sales, but also showcases our brand philosophy, humor and innovation in the industry. We see Planet Fitness as a community gathering place, and the heart of our marketing strategy is to create a welcoming community for our members.

Marketing spending

National advertising.    We support our franchisees both at a national and local level. We manage the U.S. NAF and Canadian advertising fund for franchisees and corporate-owned stores, with the goals of generating national awareness through national advertising and media partnerships, developing and maintaining creative assets to support local sale periods throughout the year, and building and supporting the Planet Fitness community via social media. Our current franchise agreement requires franchisees to contribute 2% of their monthly EFT to the NAF. Since the NAF was founded in September 2011, it has enabled us to spend approximately $49.5 million to increase national brand awareness, including $21.1 million in 2014. We believe this is a powerful marketing tool as it allows us to increase brand awareness in new and existing markets.

Local marketing.    Our current franchise agreement requires franchisees to spend 7% of their monthly EFT on local marketing to support promotional sale periods throughout the year. We also strongly encourage franchisees to form regional marketing cooperatives to maximize the impact of their marketing spending. Our corporate-owned stores contribute to, and participate in, regional marketing cooperatives with franchisees where practical. All franchise stores are supported by our dedicated franchisee marketing team, which provides guidance, tracking, measurement and advice on best practices. Franchisees spend their marketing dollars in a variety of ways to promote business at their stores on a local level. These methods typically include media vehicles that we do not use nationally, including direct mail, outdoor (including billboards) and radio advertisements and local partnerships and sponsorships.

Social media

We have an engaged social media community, which we believe further raises brand awareness and creates community among our members. We maintain a corporate Facebook page and are active on Twitter and Instagram and seek to engage frequently and personally with our members online. In addition to our national corporate Facebook page, each store has a local Facebook page where it can directly engage with its members.

Media partnerships

Given our scale and marketing resources through our national advertising fund, we have aligned ourselves with high-profile media partners who have helped to extend the reach of our brand. Through a four-year partnership with “The Biggest Loser,” a national television show running on NBC where competitors strive to lose weight and learn to live a healthier lifestyle, we showcased the power of our Judgement Free Zone in enabling everyday people (including those who may have never considered joining a gym before) to achieve healthier lifestyles. The partnership included Planet Fitness-branded fitness equipment and logos on air, in-store integrations with trainers and contestants, digital advertising on NBC, local appearances of contestants and other promotions. We also partnered with “Dick Clark’s New Year’s Rockin’ Eve with Ryan Seacrest” to ring in the New Year in 2015. Through on-air verbal mentions, a celebrity integration with host Jenny McCarthy and brand visuals in Times Square, we encouraged everyone to have a “Judgement Free” New Year with us.

Charitable partnerships

We believe strongly in giving back to the communities we serve. Over the past five years, Planet Fitness and our franchisees have supported the Breast Cancer Research Foundation at a national level and donated approximately $2.0 million to this cause, as well as other organizations, including the Make-A-Wish Foundation. Our franchisees also donate to and support a variety of local organizations, including youth sports groups and various non-profits.

Competition

In a broad sense, because many of our members are first-time or occasional gym-goers, we believe we compete with both fitness and non-fitness consumer discretionary spending alternatives for members’ and prospective members’ time and discretionary resources.

To a great extent, we also compete with other industry participants, including:

•	other fitness centers;

•	recreational facilities established by non-profit organizations such as YMCAs and by businesses for their employees;

•	private studios and other boutique fitness offerings;

•	racquet, tennis and other athletic clubs;

•	amenity and condominium/apartment clubs; country clubs;

•	online personal training and fitness coaching;

•	the home-use fitness equipment industry;

•	local tanning salons; and

•	businesses offering similar services.

The health club industry is highly competitive and fragmented, and the number, size and strength of competitors vary by region. Some of our competitors have national name recognition or an established presence in local markets, and some are established in markets in which we have existing stores or intend to locate new stores. These risks are more significant in Canada, where we have a limited number of stores and limited brand recognition.

We compete primarily based upon the membership value proposition we are able to offer due to our significant economies of scale, high-quality fitness experience, judgement-free atmosphere and superior customer service, all at an exceptional value, which we believe differentiates us from our competitors.

Our competition continues to increase as we continue to expand into new markets and add stores in existing markets. See also “Risk Factors—Risks related to our business and industry—The high level of competition in the health and fitness industry could materially and adversely affect our business.”

Suppliers

Franchisees are required to purchase fitness equipment from us and are required to purchase various other items from vendors that we approve. We sell equipment purchased from third-party equipment manufacturers to franchise stores. We also have two suppliers of tanning beds, one supplier of massage beds and chairs, and various suppliers of non-fitness equipment and miscellaneous items such as towels and t-shirts. These vendors arrange for delivery of products and services directly to franchise stores. From time to time, we re-evaluate our supply relationships to ensure we obtain competitive pricing and high-quality equipment and other items.

Employees

As of March 31, 2015, we employed 688 employees at our corporate-owned stores and 154 employees at our corporate headquarters located at 26 Fox Run Road, Newington, New Hampshire. None of our employees is represented by labor unions, and we believe we have an excellent relationship with our employees.

Planet Fitness franchises are independently owned and operated businesses. As such, employees of our franchisees are not employees of the Company.

Information technology and systems

All stores use a computerized, third-party hosted store management system to process new in-store memberships, bill members, update member information, check-in members, process point of sale transactions as well as track and analyze sales, membership statistics, cross-store utilization, member tenure, amenity usage, billing performance and demographic profiles by member. Our websites are hosted by third parties, and we also rely on third-party vendors for related functions such as our system for processing new online memberships, updating member information and making online payments. We believe these systems are scalable to support our growth plans.

Our back-office computer systems are comprised of a variety of technologies designed to assist in the management and analysis of our revenues, costs and key operational metrics as well as support the daily operations of our headquarters. These include third-party hosted systems that support our real estate and construction processes, a third-party hosted financial system, a third-party hosted data warehouse and business intelligence system to consolidate multiple data sources for reporting, advanced analysis, and financial analysis and forecasting, a third-party hosted payroll system, and an on-premises call center solution to manage and track member-related requests.

We also provide our franchisees access to a web-based, third-party hosted custom franchise management system to receive informational notices, operational resources and updates, training materials and other franchisee communications. In 2015, we initiated a project to replace our existing franchise management system and consolidate several back-office systems, including our call center solution, onto a third-party hosted platform to drive greater cross-system integration and efficiency and provide a scalable platform to support our growth plans. We anticipate the majority of this project will be completed in 2015.

We recognize the value of enhancing and extending the uses of information technology in virtually every area of our business. Our information technology strategy is aligned to support our business strategy and operating plans. We maintain an ongoing comprehensive multi-year program to replace or upgrade key systems, enhance security and optimize their performance.

Intellectual property

We own many registered trademarks and service marks in the United States and in other countries. We believe the Planet Fitness name and the many distinctive marks associated with it are of significant value and are very important to our business. Accordingly, as a general policy, we pursue registration of our marks in select international jurisdictions, monitor the use of our marks in the United States and internationally and vigorously oppose any unauthorized use of the marks.

We license the use of our marks to franchisees, third-party vendors and others through franchise agreements, vendor agreements and licensing agreements. These agreements restrict third parties’ activities with respect to use of the marks and impose brand standards requirements. We require licensees to inform us of any potential infringement of the marks.

We register some of our copyrighted material and otherwise rely on common law protection of our copyrighted works. Such copyrighted materials are not material to our business.

We also license some intellectual property from third parties for use in our stores but such licenses are not material to our business.

Government regulation

We and our franchisees are subject to various U.S. federal, state and local laws, as well as Canadian national, provincial and local laws, affecting our business.

We are subject to the FTC Franchise Rule promulgated by the FTC that regulates the offer and sale of franchises in the United States and requires us to provide to all prospective franchisees certain mandatory disclosure in a

FDD. In addition, we are subject to state franchise sales laws in approximately 14 states that regulate the offer and sale of franchises by requiring us to make a franchise filing or obtain franchise registration prior to our making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees in accordance with such laws.

We are subject to franchise sales laws in five provinces in Canada that regulate the offer and sale of franchises by requiring us to provide a FDD in a prescribed format to prospective franchisees in accordance with such laws, and that regulate certain aspects of the franchise relationship. We are also subject to franchise relationship laws in over 20 states that regulate many aspects of the franchisor-franchisee relationship, including renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination, and franchisees’ right to associate, among others.

We and our franchisees are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, and various other laws in the United States and Canada governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and our franchisees’ employees are paid at rates related to the U.S. federal minimum wage, and past increases in the U.S. federal minimum wage have increased labor costs, as would future increases.

Our and our franchisees’ operations and properties are subject to extensive U.S. and Canadian federal, state, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Our and our franchisees’ development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements.

We and our franchisees are responsible at stores we each operate for compliance with state laws that regulate the relationship between health clubs and their members. Nearly all states have consumer protection regulations that limit the collection of monthly membership dues prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for health clubs, govern member rights in the event of a member relocation or disability, provide for specific member rights when a health club closes or relocates, or preclude automatic membership renewals.

We and our franchisees primarily accept payments for our memberships through electronic fund transfers from members’ bank accounts, and, therefore, we and our franchisees are subject to both federal and state legislation and certification requirements, including the Electronic Funds Transfer Act. Some states, such as New York and Tennessee, have passed or have considered legislation requiring gyms and health clubs to offer a prepaid membership option at all times and/or limit the duration for which gym memberships can auto-renew through EFT payments, if at all. Our business relies heavily on the fact that our memberships continue on a month-to-month basis after the completion of any initial term requirements (if any), and compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable.

Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by our, or our franchisees’, businesses are regulated at the federal, state and provincial levels as well as by certain financial industry groups, such as the Payment Card Industry Organization and the NACHA. Federal, state and financial industry groups may also consider from time to time new privacy and security requirements that may apply to our businesses and may impose further restrictions on our collection, disclosure and use of individually identifiable information that are housed in one or more of our databases.

Many of the states where we and our franchisees operate stores have health and safety regulations that apply to health clubs and other facilities that offer indoor tanning services. In addition, U.S. federal healthcare legislation signed into law in March 2010 contains a 10% excise tax on indoor tanning services. Under the rule promulgated by the IRS imposing the tax, a portion of the cost of memberships that include access to our tanning services are subject to the tax.

Legal proceedings

On July 7, 2015, shortly after we publicly filed our initial registration statement in connection with this offering, we received a letter from counsel to Michael Grondahl, a founder and former CEO of the Company, expressing Mr. Grondahl’s view that the non-competition agreement Mr. Grondahl signed in connection with the acquisition of Pla-Fit Holdings Units from Mr. Grondahl and others by investment funds affiliated with our Sponsor in 2012 may not be enforceable. Mr. Grondahl’s non-compete agreement expires in November 2017. In addition, Mr. Grondahl expressed concerns with the separation agreement executed by Mr. Grondahl when he resigned as CEO and an employee of the Company in January 2013, as well as the valuation agreed to in the unit purchase agreement executed in October 2013 pursuant to which Mr. Grondahl sold his remaining Holdings Units to the Sponsor. Finally, Mr. Grondahl expressed his desire to be excused from certain indemnification obligations he agreed to in connection with the 2012 acquisition by the Sponsor. We and our Sponsor believe that Mr. Grondahl’s claims are without merit and intend to vigorously contest any claims that may be made by Mr. Grondahl. In addition, we and our Sponsor have initiated arbitration proceedings to resolve Mr. Grondahl’s claims as provided in the unit purchase agreement. We do not expect this matter to have a material adverse effect on our business, results of operations or financial condition.

We are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity and capital resources.

Management

Executive officers and directors

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Chris Rondeau	42	Chief Executive Officer and Director

Dorvin Lively	57	Chief Financial Officer

Richard Moore	44	Chief Administrative Officer and General Counsel

Marc Grondahl	49	Director

Charles Esserman	56	Director

Pierre LeComte	42	Director

Michael Layman	33	Director

Edward Wong	32	Director

Stephen Spinelli, Jr.	60	Director

Chris Rondeau has served as our Chief Executive Officer since January 2013. He previously served as our Chief Operating Officer since 2003. Mr. Rondeau joined Planet Fitness in 1993, one year after our original founders, Michael and Marc Grondahl, started the Company in 1992. Throughout the years, he has played a critical role working side by side with them to develop and refine the unique, low-cost/high-value business model and lean operating system that we believe revolutionized both the fitness and franchising industry. Because of his leadership experience, role as Chief Executive Officer and history with Planet Fitness, we believe Mr. Rondeau is well qualified to serve on our board of directors.

Dorvin Lively has served as our Chief Financial Officer since July 2013. Mr. Lively, a 30-year veteran of corporate finance for various retail and consumer-products companies, leads our finance, treasury, financial planning and supply chain functions, as well as strategic and long-term planning. Prior to joining Planet Fitness, from August 2011 to July 2013 Mr. Lively served as Executive Vice President, Chief Financial Officer, interim Chief Executive Officer and Chief Administrative Officer for RadioShack Corporation. In these positions, Mr. Lively led the company’s finance, treasury, financial planning, investor relations, supply chain and dealer franchise functions. Prior to RadioShack, Mr. Lively served as Chief Financial Officer at Ace Hardware Corp. His experience also includes previous positions at Maidenform Brands, Toys R Us, The Reader’s Digest Association and Pepsi-Cola International. Mr. Lively is a Certified Public Accountant (Inactive) and received his Bachelor’s Degree from the University of Arkansas.

Richard Moore has served as our Chief Administrative Officer and General Counsel since early 2013, after serving as our General Counsel beginning in 2012. Previously, Mr. Moore spent five years at Ropes & Gray LLP, focusing on private equity transactions, private investment fund formation, public offerings and public company portfolio management. He also successfully led Planet Fitness through the sale to TSG in November 2012. In his role as Chief Administrative Officer, Mr. Moore is responsible for assisting the Chief Executive Officer in building out our leadership and management team and is responsible for managing the Planet Fitness Worldwide Headquarters, with a focus on creating an infrastructure to support our continued growth and expansion. Mr. Moore received his Bachelor’s Degree from Duke University and his J.D. from Northeastern University School of Law.

Marc Grondahl has served on our board of directors since November 2012. He is one of our co-founders and joined the business in 1992. For 20 years, Mr. Grondahl, alongside his brother, Michael Grondahl, and Chief Executive Officer, Chris Rondeau, developed and refined the successful Planet Fitness business model we have today. Throughout the years, Mr. Grondahl oversaw the financial and strategic planning for the organization, and in 1998, he was named Chief Financial Officer. Prior to joining our Company in 1992, Mr. Grondahl worked at a manufacturing company as a cost accountant. He received his Bachelor’s Degree in business administration from Bryant College. Because of his extensive experience and understanding of the Planet Fitness business, we believe Mr. Grondahl is well qualified to serve on our board of directors.

Charles Esserman has served on our board of directors since November 2012. Mr. Esserman serves as Chief Executive Officer of TSG, of which he is a founder. He has over 25 years of private equity investment experience and, together with the partners of TSG, built one of the first consumer-focused private equity funds in the United States. Mr. Esserman helps oversee current and prospective portfolio investments for TSG and is Chair of TSG’s Investment Committee. Prior to TSG, Mr. Esserman was with Bain & Company, a management consulting company. He is a member of the Board of Overseers of the Hoover Institution and the Board of Trust of Vanderbilt University. Mr. Esserman received his Bachelor’s Degree in computer science engineering from the Massachusetts Institute of Technology and an MBA from Stanford, where he was an Arjay Miller Scholar. Because of his experience in portfolio investments and consumer brands, we believe Mr. Esserman is well qualified to serve on our board of directors.

Pierre LeComte has served on our board of directors since November 2012. Mr. LeComte has served as Managing Director of TSG since 2009 and is a member of TSG’s Investment Committee. Mr. LeComte was formerly with Bain & Company, where he led strategic diligence teams in the private equity practice and worked across consumer and retail sectors. Prior to joining Bain, Mr. LeComte worked in brand management with Yahoo! and the Nabisco Biscuit Company, and was a consumer goods and retail consultant with the New England Consulting Group. Mr. LeComte was previously a director of Yard House Restaurants, overseeing its rapid growth from a regional chain to a national brand now owned by Darden Restaurants. Mr. LeComte received his Bachelor’s Degree in Economics from the Wharton School at the University of Pennsylvania and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University. Because of his extensive experience in brand management and retail concepts, we believe Mr. LeComte is well qualified to serve on our board of directors.

Michael Layman has served on our board of directors since March 2015. Mr. Layman has served in multiple roles at TSG since 2009, including most recently as Principal, and is responsible for conducting due diligence for new business opportunities, structuring transactions and working with TSG’s partner companies across consumer and retail industries. Prior to joining TSG, Mr. Layman was an investment banker with Jefferies & Company, where he worked on a variety of advisory and capital markets transactions for restaurant companies, including franchisors. Prior to Jefferies, Mr. Layman was an investment banker with Wachovia Securities, covering the restaurant and retail industries. Mr. Layman received his Bachelor of Science in Accountancy, summa cum laude, from the WP Carey School of Business at Arizona State University. Because of his experience with consumer brands and franchisors, we believe Mr. Layman is well qualified to serve on our board of directors.

Edward Wong has served on our board of directors since November 2012. Mr. Wong has served in multiple roles at TSG since 2011, including most recently as Senior Vice President. At TSG, Mr. Wong works with its partner companies and is involved in the origination, structuring and due diligence of new investment opportunities. Prior to joining TSG, Mr. Wong was with Falconhead Capital, a private equity fund focused on investing in the consumer, retail and media sectors. Prior to Falconhead, Mr. Wong was an investment banker at Citigroup, where he was focused on advising clients on mergers and acquisitions and capital markets transactions in the consumer and retail industries. Mr. Wong received his Bachelor of Business Administration, with high distinction, from The Ross School of Business at the University of Michigan. Because of his experience in consumer brands, we believe Mr. Wong is well qualified to serve on our board of directors.

Stephen Spinelli, Jr. has served on our board of directors since January 2012. He currently serves as President of Philadelphia University, a position he has held since June of 2007. Dr. Spinelli co-founded Jiffy Lube International, Inc. in 1979 under the leadership of his college football coach. Three years later, Dr. Spinelli became a franchisee and remained a director of the Company. He grew to become Jiffy Lube’s largest franchisee. Dr. Spinelli has also previously served as Chief Executive Officer of the American Oil Change Corporation. He received his Ph.D. in economics from The Management School, Imperial College, University of London, his M.B.A. from Babson College and his Bachelor’s Degree in Economics from McDaniel College. Because of his experience in franchising and as an entrepreneur, we believe Dr. Spinelli is well qualified to serve on our board of directors.

Board composition and director independence

Our business and affairs are managed under the direction of the board of directors. Upon the closing of this offering, our certificate of incorporation will provide that our board of directors shall consist of at least three directors but not more than 15 directors and that the number of directors may be fixed from time to time by resolution of our board of directors. Our board of directors will be divided into three classes, as follows:

•	Class I, which will initially consist of Charles Esserman, Pierre LeComte and Michael Layman, whose terms will expire at our annual meeting of stockholders to be held in 2016;

•	Class II, which will initially consist of Edward Wong and Stephen Spinelli, Jr., whose terms will expire at our annual meeting of stockholders to be held in 2017; and

•	Class III, which will initially consist of Marc Grondahl and Chris Rondeau, whose terms will expire at our annual meeting of stockholders to be held in 2018.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

In connection with this offering, we will enter into a stockholders agreement with investment funds affiliated with TSG governing their nomination rights with respect to our board of directors following this offering. Under the agreement, we are required to take all necessary action to cause the board of directors to include individuals designated by TSG in the slate of nominees recommended by the board of directors for election by our stockholders, as follows:

•

for so long as TSG owns at least 50% of the shares of our Class A and Class B common stock held by TSG prior to the completion of this offering, TSG will be entitled to (i) designate four individuals for nomination and (ii) request to expand the size of the board of directors and fill resulting vacancies such that TSG nominees comprise a majority of our board of directors;

•

for so long as TSG owns less than 50% but at least 25% of the shares of our Class A and Class B common stock held by TSG prior to the completion of this offering, TSG will be entitled to designate three individuals for nomination;

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for so long as TSG owns less than 25% but at least 10% of the shares of our Class A and Class B common stock held by TSG prior to the completion of this offering, TSG will be entitled to designate two individuals for nomination; and

•

for so long as TSG owns less than 10% but at least 5% of the shares of our Class A and Class B common stock held by TSG prior to the completion of this offering, TSG will be entitled to designate one individual for nomination.

TSG will have also have the exclusive right to remove its designees and to fill vacancies created by the removal or resignation of its designees, and we are required to take all necessary action to cause such removals and fill such vacancies at the request of TSG.

Following the completion of this offering, we will be a “controlled company” under the rules of the NYSE because more than 50% of the voting power of our common stock will be held by investment funds affiliated with TSG. See “Principal and selling stockholders.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of the NYSE, which require that our audit committee have at least one independent director upon consummation of this offering, consist of a majority of independent directors within 90 days following the effective date of the registration statement of which this prospectus forms a part and exclusively of independent directors within one year following the effective date of the registration statement of which this prospectus forms a part.

Our board of directors has determined that Dr. Spinelli is an independent director under the rules of the NYSE. In making this determination, the board of directors considered the relationships that Dr. Spinelli has with our Company and all other facts and circumstances that the board of directors deemed relevant in determining his independence, including ownership interests in us.

Board committees

Upon the completion of this offering, our board of directors will have three standing committees: the audit committee; the compensation committee; and the nominating and corporate governance committee. Each of the committees operates under its own written charter adopted by the board of directors, each of which will be available on our website upon completion of this offering. Under our stockholders agreement, following this offering TSG will have the right to appoint a director to serve on each of our committees (other than the audit committee), subject to NYSE and SEC rules.

Audit committee

Following this offering, our audit committee will be composed of Dr. Spinelli and Messrs. Layman and LeComte, with Mr. LeComte serving as chairman of the committee. We anticipate that, prior to the completion of this offering, our audit committee will determine that Dr. Spinelli meets the definition of “independent director” under the rules of the NYSE and under Rule 10A-3 under the Exchange Act. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, we anticipate that the audit committee will consist of a majority of independent directors, and within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. None of our audit committee members simultaneously serves on the audit committees of more than three public companies, including ours. Our board of directors has determined that Dr. Spinelli is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable listing standards of the NYSE. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, the inclusion of our audited financial statements in our Annual Report on Form 10-K;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Compensation committee

Following this offering, our compensation committee will be composed of Messrs. Grondahl, Layman and LeComte, with Mr. LeComte serving as chairman of the committee. The compensation committee’s responsibilities upon completion of this offering will include:

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determining and approving the compensation of our chief executive officer, including annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, and evaluating the performance of our chief executive officer in light of such corporate goals and objectives;

•	reviewing and approving the corporate goals and objectives relevant to the compensation of our other executive officers;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the rules of the NYSE with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our equity compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards and granting equity awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and corporate governance committee

Following this offering, our nominating and corporate governance committee will be composed of Messrs. Esserman, LeComte and Wong, with Mr. Esserman serving as chairman of the committee. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance principles;

•	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

•	reviewing and recommending to the board of directors practices and policies with respect to directors;

•	reviewing and recommending to the board of directors the functions, duties and compositions of the committees of the board of directors;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	provide for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the board of directors and management.

Board oversight of risk management

While the full board of directors has the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics, and is responsible for overseeing the review and approval of related party transactions. Pursuant to the board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the board of directors and its committees.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, see “Certain relationships and related party transactions.”

Code of conduct

We have adopted a code of conduct that applies to all of our employees, including our principal executive officer and principal financial officer. In connection with this offering, we will make our code of conduct available on our website. We intend to disclose any amendments to our codes, or any waivers of their requirements, on our website.

Executive compensation

This section describes the compensation awarded to, earned by, or paid to our Chief Executive Officer, Christopher Rondeau, and our two most highly compensated executive officers (other than Mr. Rondeau), our Chief Financial Officer, Dorvin Lively, and our Chief Administrative Officer and General Counsel, Richard Moore, who collectively are referred to in this prospectus as our “named executive officers”. During 2014, our named executive officers received compensation and benefits from Pla-Fit Holdings, LLC (“Pla-Fit”) and its subsidiaries. The board of managers of Pla-Fit (referred to as our board for purposes of this executive compensation discussion) was responsible for making decisions regarding the compensation of our named executive officers.

Summary compensation table

The following table sets forth information concerning the compensation awarded or paid to our named executive officers for fiscal 2014.

Name and principal position	Year	Salary ($)	Non-equity incentive plan compensation ($)(1)	All other compensation ($)(2)	Total ($)
Christopher Rondeau	2014	500,000	565,000	23,091	1,088,091
Chief Executive Officer

Dorvin Lively	2014	450,000	254,227	24,408	728,635
Chief Financial Officer

Richard Moore	2014	270,538	158,186	26,070	454,794
Chief Administrative Officer and General Counsel

(1)	Amounts represent annual bonuses paid to our named executive officers under our annual bonus program, as described below.

(2)	Amounts shown in the “All other compensation” column include the following items, as applicable to each named executive officer for fiscal 2014:

Name	401(k) company match contributions ($) (a)	Tax equalization payments ($)(b)	Specialized accounting services fees reimbursed ($)(c)	Relocation expenses reimbursed ($)(d)	Total ($)
Christopher Rondeau	—	22,091	1,000	—	23,091
Dorvin Lively	5,486	15,997	1,000	1,925	24,408
Richard Moore	10,400	14,670	1,000	—	26,070

(a)	Represents our matching contributions to the Planet Fitness 401(k) Plan (referred to as our 401(k) plan), which is a broad-based tax-qualified defined contribution plan for our U.S.-based employees.

(b)	Represents certain tax equalization payments made to our named executive officers to offset self-employment and other additional taxes incurred with respect to 2014 compensation as a result of their being treated as partners rather than employees for U.S. tax purposes.

(c)	Represents the reimbursement of fees related to accounting services.

(d)	Represents the reimbursement of certain relocation expenses.

2014 base salaries

Each of our named executive officers is paid a base salary reflecting his skill set, experience, role and responsibilities. The base salary of each of our named executive officers is set forth in his employment agreement (described below under “Agreements with our named executive officers—Base salaries and performance bonus opportunities”) and is subject to adjustment by our board. In 2014, our board approved an increase to Mr. Moore’s base salary from $265,000 to $280,000, consistent with the terms of his employment agreement as then in effect.

2014 performance bonuses

In fiscal 2014, each of our named executive officers was eligible to earn a cash bonus under our cash bonus program based on the achievement of key corporate financial and strategic goals. Pursuant to their employment agreements, the target amount of each named executive officer’s cash bonus is set as a percentage of his base salary. For 2014, the target bonus amount was set at 100% of base salary for Mr. Rondeau and 50% of base salary for each of Messrs. Lively and Moore.

Following the commencement of 2014, our board, after consultation with management, established the corporate performance goals for our 2014 cash bonus program, each having a designated weighting. These corporate performance goals included corporate same store sales, franchise same store sales, franchise openings, earnings before interest, taxes, depreciation and amortization, and capital expenditures. Each performance goal, other than the capital expenditure goal, had a threshold, target and maximum level of achievement and related payout.

The actual amount earned by each named executive officer under our 2014 cash bonus program was determined by our board based on the level of achievement of these goals. The actual amount of the bonuses paid to our named executive officers for fiscal 2014 is set forth above in the Summary compensation table in the column entitled “Non-equity incentive plan compensation.”

Agreements with our named executive officers

We have entered into an employment agreement with Mr. Rondeau, dated November 8, 2012 (and amended January 21, 2013), with Mr. Lively, dated June 28, 2013, and with Mr. Moore, dated July 23, 2012. Each of our named executive officers has entered into an employment agreement with both Planet Fitness, Inc. and Pla-Fit Holdings, LLC, amending and restating the terms of his existing employment agreement effective prior to the completion of this offering. The terms of the employment agreements, as so amended, are reflected below.

Base salaries and performance bonus opportunities

Pursuant to his amended employment agreement, Mr. Rondeau is entitled to an annual base salary of $500,000, which is subject to increase by the board of directors or the compensation committee of the board of directors of Planet Fitness, Inc. Mr. Rondeau is also eligible to earn an annual cash bonus, with a target of 100% of his annual base salary, based upon the achievement of performance goals determined by the board of directors or the compensation committee of the board of directors of Planet Fitness, Inc.

Pursuant to his amended employment agreement, Mr. Lively is entitled to an annual base salary of $450,000, which is subject to adjustment by the board of directors or the compensation committee of the board of directors of Planet Fitness, Inc. Mr. Lively is also eligible to earn an annual cash bonus, with a target of 50% of his annual base salary, based upon the achievement of performance goals determined by the board of directors or the compensation committee of the board of directors of Planet Fitness, Inc.

Pursuant to his amended employment agreement, Mr. Moore is entitled to an annual base salary of $300,000, which is subject to increase by the board of directors or the compensation committee of the board of directors of Planet Fitness, Inc. Mr. Moore is also eligible to earn an annual cash bonus, with a target of 50% of his annual base salary, based upon the achievement of performance goals determined by the board of directors or the compensation committee of the board of directors of Planet Fitness, Inc.

Restrictive covenants

Pursuant to their respective employment agreements, our named executive officers are bound by certain restrictive covenants, including covenants relating to confidentiality and assignment of intellectual property rights, as well as covenants not to compete with us or to solicit our customers, prospective customers, employees or other service providers during employment and for a period of time (Mr. Rondeau, one year; and Messrs. Lively and Moore, two years) following termination of employment.

Severance

Each employment agreement provides for severance upon a termination of employment by us without cause or the named executive officer for good reason, in each case, conditioned on the named executive officer’s timely and effective execution of a separation agreement provided by the Company containing a release of claims and other customary terms and continued performance of the restrictive covenants described above. Messrs. Rondeau and Lively are each entitled to severance consisting of 12 months, and Mr. Moore, to six months, of continued base salary, payable in the form of salary continuation. Mr. Rondeau is also entitled to a prorated annual cash bonus for the year of termination based on actual performance and any unvested stock options held by Mr. Rondeau that would have vested during the calendar year of his termination will vest. Mr. Moore is also entitled to an amount equal to the Company’s monthly share of the premium payments for his participation in the Company’s group health insurance plans for a period of six months following termination.

Equity-based compensation

Messrs. Lively and Moore currently hold Class M Common Units in Pla-Fit (the “Class M Units”), granted to them pursuant to the terms of the Management Incentive Plan (described below). The Class M Units are intended to be “profits interests” for U.S. federal income tax purposes. Eighty percent (80%) of the Class M Units generally vest annually over five years from a specified vesting date, and twenty percent (20%) vest upon the occurrence of an initial public offering. All unvested Class M Units are subject to accelerated vesting upon a sale of the Company. None of our named executive officers were granted Class M Units in 2014.

Employee benefits and perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical and dental benefits, life insurance benefits and short-term and long-term disability insurance. Our named executive officers participate in these plans on the same basis as other eligible employees. We do not maintain any supplemental health or welfare plans for our named executive officers.

We also provide our named executive officers, together with other key employees, with certain additional limited benefits. The value of these benefits is included above in the “All other compensation” column of the Summary compensation table.

Retirement plans

All of our named executive officers participate in our 401(k) Plan, a broad-based retirement plan in which generally all of our full-time U.S.-based employees are eligible to participate. Under our 401(k) Plan, employees are permitted to defer their annual eligible compensation, subject to the limits imposed by the Internal Revenue Code, and the Company makes a matching contribution of 100% of employee contributions up to the first 3% of compensation, plus 50% of employee contributions up to the next 2% of compensation. We do not maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans that cover our named executive officers.

Management Incentive Plan

Effective April 30, 2013, our board approved the Pla-Fit Holdings, LLC 2013 Equity Incentive Plan (the “Management Incentive Plan”). The Management Incentive Plan provides for the grant of Class M Units to selected employees and other persons providing services to Pla-Fit and its subsidiaries. Our board is the administrator of the Management Incentive Plan. At the time of grant of Class M Units, our board will establish a distribution threshold in respect of each unit.

The vesting terms and conditions applicable to the Class M Units granted under the Management Incentive Plan are set forth in individual award agreements. In addition, pursuant to the individual award agreements, each holder of Class M Units agrees to be bound by certain restrictive covenants, including covenants relating to confidentiality and assignment of intellectual property rights, as well as covenants not to compete with us or to solicit our customers, prospective customers, employees or other service providers during employment or service and for 12 months following termination of employment or service.

Upon a termination of employment or other service relationship for any reason, all then unvested Class M Units will be forfeited, and if the termination is for cause or due to a breach of the restrictive covenants, all Class M Units, vested or unvested, will be forfeited. Pla-Fit has the right, following a termination of employment or other service, to repurchase vested Class M Units. The price that Pla-Fit is required to pay for any Class M Unit following a termination of employment or service depends on the circumstances of such termination. In general a holder of vested Class M Units is entitled to receive fair value for his or her vested units; however, any repurchase amount paid is required to be returned to Pla-Fit if the holder later breaches any provisions of the award agreement or the Management Incentive Plan, or breaches the restrictive covenants applicable to him or her, or if Pla-Fit reasonably determines that the holder could have been terminated for cause at the time his or her employment was terminated.

Prior to the completion of this offering, it is expected that all of the outstanding vested and unvested Class M Units in Pla-Fit will be converted into an amount of vested and unvested common units (the “Holdings Units” described above under “The recapitalization transactions—Reclassification”), respectively. Each unvested Holdings Unit will continue to vest following the completion of this offering based on the vesting schedule of the outstanding unvested Class M Unit for which it was exchanged. Pursuant to the terms of the award agreements evidencing the grant of Class M Units, twenty percent (20%) of the Class M Units will vest upon the completion of the offering. Holders of Holdings Units will also receive Class B common stock, as described above under “The recapitalization transactions—Reclassification.” To the extent Holdings Units do not vest in accordance with their terms, the corresponding shares of Class B common stock will be forfeited. Holders of Holdings Units will become subject to certain agreements in connection with this offering, as described below under “Certain relationships and related party transactions.”

Outstanding equity awards at 2014 fiscal year-end

The following table shows the number of Class M Unit awards held by our named executive officers as of December 31, 2014.

Name	Number of Class M Units that have not vested (#)		Market value of Class M Units that have not vested ($)(4)
Christopher Rondeau(1)	—		—
Dorvin Lively	132.632	(2)	8,707,562
Richard Moore	71.579	(3)	5,298,577

(1)	Mr. Rondeau does not hold any Class M Units. He holds Class O Common Units in Pla-Fit.

(2)	Mr. Lively was granted 157.895 Class M Units on August 13, 2013. 80% of the Class M Units held by Mr. Lively vest in equal installments on each of July 24, 2014, 2015, 2016, 2017 and 2018 and 20% of the Class M Units will vest in connection with an initial public offering (including this offering), subject to his continued employment. Any unvested awards will vest in full upon a sale of the Company, subject to Mr. Lively’s continued employment.

(3)	Mr. Moore was granted 105.263 Class M Units on April 30, 2013. 80% of the Class M Units held by Mr. Moore vest in equal installments on each of November 8, 2013, 2014, 2015, 2016 and 2017 and 20% of the Class M Units will vest in connection with an initial public offering (including this offering), subject to his continued employment. Any unvested awards will vest in full upon a sale of the Company, subject to Mr. Moore’s continued employment.

(4)	There is no public market for the Class M Units. The value included in this table is based on the fair market value of a Class M Unit as of December 31, 2014, as determined by our board (taking into account the applicable distribution threshold associated with the Class M Units). As described above, prior to the completion of this offering, the Class M Units will be converted into Holdings Units (with corresponding shares of Class B common stock). Amounts will only be realized in respect of Class M Units to the extent that the vesting conditions described above are satisfied and to the extent they are entitled to distributions under their governing documents.

Director compensation

Our directors who are affiliated with our Sponsor do not receive any compensation for their service on our board. Our board agreed to pay an amount of $10,000 per year to each of Gov. Benson and Dr. Spinelli, our former and current non-affiliated non-employee directors, respectively, for their service on our board. Gov. Benson resigned from our board in March 2015. In 2014, Dr. Spinelli was also paid $40,000 for the provision of business and franchise consulting services pursuant to a consulting agreement with the Company dated April 30, 2013, which agreement terminated on December 31, 2014 with no further payment due and owing to Dr. Spinelli under the agreement thereafter.

The following table sets forth information concerning the compensation of our non-employee directors in fiscal 2014. Other than as set forth in the table below, we did not pay any compensation, or make any equity awards or non-equity incentive plan awards, to any of the non-employee members of our board in 2014. Mr. Rondeau receives no additional compensation for his service as a director, and, consequently, is not included in this table. The compensation received by Mr. Rondeau as an employee during 2014 is reflected in the “Summary compensation table” above.

Name	Fees earned or paid in cash ($)(2)	All other compensation ($)		Total ($)
Craig Benson(1)	10,000	—		10,000
Stephen Spinelli, Jr.(1)	10,000	40,000	(3)	50,000
Charles Esserman	—	—		—
Pierre LeComte	—	—		—
Edward Wong	—	—		—
Marc Grondahl	—	7,582	(4)	7,582

(1)	As of December 31, 2014, Gov. Benson and Dr. Spinelli each held 15.789 Class M Common Units, granted to them on April 30, 2013 (the “Director Units”). 80% of the Director Units vest in equal installments on each of November 8, 2013, 2014, 2015, 2016 and 2017 and 20% of the Director Units will vest in connection with an initial public offering (including this offering), subject to the director’s continued service on the board. Any unvested awards will vest in full upon a sale of the Company, subject to the director’s continued service on the board. As of December 31, 2014, each of Gov. Benson and Dr. Spinelli held 10.737 unvested Class M Units. In connection with Gov. Benson’s resignation from our board, our board amended Gov. Benson’s Director Units to provide that his unvested Class M Units vested in full prior to such resignation.

(2)	Represents the $10,000 annual fee paid to each of Gov. Benson and Dr. Spinelli for their services on our board.

(3)	Represents consulting fees paid to Dr. Spinelli for consulting services performed for the Company in 2014, pursuant to his consulting agreement with the Company dated April 30, 2013. The consulting agreement with Dr. Spinelli terminated on December 31, 2014. Pursuant to this agreement, the Company paid Dr. Spinelli an annual consulting fee of $40,000.

(4)	Represents the cost to the Company of health insurance premiums paid on behalf of Mr. Grondahl, who had been an employee of the Company until April 2013. This is a discretionary benefit provided by the Company to Mr. Grondahl.

In connection with this offering, our board of directors intends to adopt a non-employee director compensation program. Under the new non-employee director compensation program, each member of our board of directors who is not an employee and who is not affiliated with our Sponsor will be eligible to receive an annual cash retainer payment of $50,000 and an annual grant of restricted stock units with a grant date fair market value of $50,000. The annual grant of restricted stock units will vest in full on the first anniversary of the date of grant, subject to the director’s continued service as a member of our board of directors through the vesting date. In addition, under the new program, eligible directors will receive the following additional cash retainers on an annual basis for service as the chairperson of the committees of our board of directors: audit committee chairperson—$15,000; compensation committee chairperson—$12,000; and nominating and corporate governance committee chairperson—$10,000. As a co-founder, Mr. Grondahl will not be eligible to receive compensation under this program.

Other equity and incentive plans

Planet Fitness, Inc. 2015 Omnibus Plan

In connection with this offering, our board of directors intends to adopt the Planet Fitness, Inc. 2015 Omnibus Plan (the “2015 Omnibus Plan”), and, following this offering, all equity-based awards will be granted under the 2015 Omnibus Plan. The following summary describes what we anticipate will be the material terms of the 2015 Omnibus Plan. This summary of the 2015 Omnibus Plan is not a complete description of all provisions of the 2015 Omnibus Plan and is qualified in its entirety by reference to the 2015 Omnibus Plan, a form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. In connection with this offering, we expect to grant certain of our employees options to purchase approximately 110,000 shares of our Class A common stock in the aggregate, at an exercise price equal to the public offering price. None of our named executive officers will receive stock option grants in connection with this offering.

Administration

The 2015 Omnibus Plan is administered by our compensation committee, which has the authority to, among other things, interpret the 2015 Omnibus Plan, determine eligibility for, grant and determine the terms of awards under the 2015 Omnibus Plan. Our compensation committee’s determinations under the 2015 Omnibus Plan will be conclusive and binding.

Authorized shares

Subject to adjustment, as described below, the maximum number of shares of our Class A common stock that may be delivered in satisfaction of awards under the 2015 Omnibus Plan is 7,896,800 shares. The shares of our Class A common stock to be issued under the 2015 Omnibus Plan may be newly issued shares of treasury stock acquired by us. Any shares of Class A common stock underlying awards that are settled in cash, expire or become unexercisable without having been exercised or that are forfeited or repurchased by us due to failure to vest will again be available for issuance under the 2015 Omnibus Plan. In addition, the number of shares of our Class A common stock delivered in satisfaction of awards will be determined net of shares of our Class A common stock withheld by us in payment of the exercise price or purchase price of an award or in satisfaction of tax withholding requirements with respect to an award.

Individual limits

The maximum number of shares of our Class A common stock subject to stock options, and the maximum number of shares of our Class A common stock subject to stock appreciation rights (“SARs”), that may be granted to any participant in the 2015 Omnibus Plan in any calendar year is each 1,000,000 shares. The maximum number of shares of our Class A common stock subject to other awards that may be granted to any participant in the 2015 Omnibus Plan in any calendar year is 800,000 shares. The maximum amount payable to any participant in the 2015 Omnibus Plan in any calendar year under a cash award is $5,000,000. Additional limits apply with respect to awards granted to directors who are not employees of our Company, such that the grant-date fair value of stock-denominated awards granted in any calendar year may not exceed $500,000, except that such limit for a non-employee chairman of our board of directors or lead director is $700,000.

Eligibility

Our and our affiliates’ key employees, directors, consultants and advisors are eligible to participate in the 2015 Omnibus Plan.

Types of awards

The 2015 Omnibus Plan provides for awards of stock options, SARs, restricted stock, unrestricted stock, stock units, performance awards, other awards convertible into or otherwise based on shares of our Class A common stock and cash awards. Cash awards and stock options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code may only be granted to participants who are our employees. The 2015 Omnibus Plan permits the grant of performance awards that are intended to qualify as exempt performance-based compensation under Section 162(m) of the Internal Revenue Code (“Section 162(m)”), to the extent applicable, as well as awards that are not intended to so qualify. During a transition period following the completion of this offering, the 2015 Omnibus Plan will also allow for the grant of performance awards that are exempt from Section 162(m) and its requirements under a special transition rule under Section 162(m).

Performance criteria

Performance awards may be made based upon, and subject to the achievement of, performance objectives specified by our compensation committee. Performance objectives with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m), to the extent applicable, are limited to an objectively determinable measure or measures of performance relating to any or any combination of the following (measured either absolutely or comparatively (including, without limitation, by reference to an index or indices or a specified peer group) and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof, and subject to such adjustments, if any, as our compensation committee specifies, consistent with the requirements of Section 162(m)): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after-tax basis; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; same store sales; customer satisfaction; gross or net store openings, including timing of openings and achievement of growth targets with respect thereto; new store first year sales; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

Vesting

Our compensation committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Termination of employment or service

Our compensation committee may determine the effect of a termination of employment or service on an award. Unless otherwise provided by our compensation committee, upon a termination of a participant’s employment or service, all unvested stock options and SARs then held by the participant will terminate, all other unvested awards will be forfeited and all vested stock options and SARs then held by the participant will remain outstanding for three months following such termination, or one year in the case of a termination due to death or permanent disability, or, in each case, until the applicable expiration date of the award, if earlier. All stock options and SARs held by a participant immediately prior to the participant’s termination of employment or service will immediately terminate if such termination is for cause, as defined in the 2015 Omnibus Plan, or occurs in circumstances that would have constituted grounds for the participant’s employment or service to be terminated for cause, in the determination of our compensation committee.

Transferability

Awards under the 2015 Omnibus Plan may not be transferred other than by the laws of descent and distribution, unless, for awards other than incentive stock options, otherwise provided by our compensation committee.

Corporate transactions

In the event of certain corporate transactions (including a merger, consolidation or similar transaction, or the sale of substantially all of the assets, a change in ownership of the stock, or the dissolution or liquidation of the Company), our compensation committee may, among other things, provide for the continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards or for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Except as our compensation committee may otherwise determine, awards not assumed in connection with such a transaction will terminate automatically and, in the case of outstanding restricted stock, will be forfeited automatically upon the consummation of such transaction.

Adjustments

In the event of certain corporate transactions (including a stock dividend, stock split or combination of shares, including a reverse stock split, recapitalization or other change in our capital structure), our compensation committee will make appropriate adjustments to the maximum number of shares of our Class A common stock that may be delivered under, and the individual share limits included in, the 2015 Omnibus Plan, and will also make appropriate adjustments to the number and kind of shares or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. Our compensation committee may also make the types of adjustments described above to take into account distributions and events other than those listed above if it determines that such adjustments are appropriate to avoid distortion in the operation of the 2015 Omnibus Plan.

Recovery of compensation

Our compensation committee may cancel, rescind, withhold or otherwise limit or restrict any award at any time under the 2015 Omnibus Plan if the participant is not in compliance with the provisions of the 2015 Omnibus Plan or any award thereunder or if the participant breaches any agreement with us with respect to non-competition, non-solicitation or confidentiality. Our compensation committee also may recover any award or payments or gain in respect of any award under the 2015 Omnibus Plan in accordance with any applicable Company clawback or recoupment policy, or as otherwise required by applicable law or applicable stock exchange listing standards.

Amendment; termination

Our compensation committee may amend the 2015 Omnibus Plan or outstanding awards, or terminate the 2015 Omnibus Plan as to future grants of awards, except that our compensation committee will not be able to alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the 2015 Omnibus Plan or the right to alter the terms of an award was expressly reserved by our compensation committee at the time the award was granted). Amendments to the 2015 Omnibus Plan will be conditioned on shareholder approval to the extent such approval is required by law, including the Internal Revenue Code and applicable stock exchange requirements.

Cash Incentive Plan

In connection with this offering, our board of directors intends to adopt the Planet Fitness, Inc. Cash Incentive Plan (the “Cash Incentive Plan”). Beginning with our 2016 fiscal year, annual cash bonus opportunities for our named executive officers and other key employees will be granted under the Cash Incentive Plan. The following summary describes what we anticipate will be the material terms of the Cash Incentive Plan. This summary is not a complete description of all provisions of the Cash Incentive Plan and is qualified in its entirety by reference to the Cash Incentive Plan, a form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Administration

The Cash Incentive Plan will be administered by our compensation committee, which has the authority to interpret the Cash Incentive Plan and awards granted under it, to determine the terms and conditions of awards, and generally to do all things necessary to administer the Cash Incentive Plan. Any interpretation or decision by our compensation committee will be final and conclusive.

Participation; individual limit

Our executive officers and other key employees will be selected from time to time by our compensation committee to participate in the Cash Incentive Plan. The maximum payment to any participant pursuant to an award intended to qualify as performance-based compensation under Section 162(m) under the Cash Incentive Plan in any fiscal year will in no event exceed $5,000,000.

Awards

With respect to each award granted under the Cash Incentive Plan, our compensation committee will determine the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms and conditions as our compensation committee deems appropriate. The Cash Incentive Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m), to the extent applicable, as well as awards that are not intended to so qualify. During a transition period following completion of this offering, awards under the Cash Incentive Plan will not be required to comply with the provisions of the plan applicable to performance-based compensation under Section 162(m) under a special transition rule under Section 162(m).

Performance criteria

Awards under the Cash Incentive Plan will be made based on, and subject to achieving, performance criteria established by our compensation committee, which may be applied to a participant or participants on an individual basis, to a business unit or division, or to the Company as a whole. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m), to the extent applicable, are limited to the objectively determinable measure or objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or comparatively (including, without limitation, by reference to an index or indices or a specified peer group) and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof and subject to such adjustments, if any, as our compensation committee specifies, consistent with the requirements of Section 162(m)): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after tax basis; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; same store sales; customer satisfaction; gross or net store openings, including timing of openings and achievement of growth targets with respect thereto; new store first year sales; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

Payment under an award

A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Cash Incentive Plan and the terms of the award. Our compensation committee will determine the payment date or dates for awards under the Cash Incentive Plan. Following the close of the performance period, our compensation committee will determine (and, to the extent required by Section 162(m), certify) whether and to what extent the applicable performance criteria have been satisfied. Our compensation committee will then determine the actual payment, if any, under each award. Unless otherwise provided by our compensation committee, all payments will be made not later than March 15th of the calendar year following the calendar year in which the performance period ends, and a participant will not be entitled to any payment unless he or she remains employed through the date of payment. Our compensation committee may permit a participant to defer payment of an award subject to the requirements of applicable law.

Recovery of compensation

Our compensation committee may provide that awards will be subject to forfeiture, termination or rescission, and that a participant will be obligated to return to the Company payments received with respect to an award, in connection with (i) a breach by the participant of award terms or the Cash Incentive Plan, or any non-competition, non-solicitation, confidentiality or similar covenant or agreement with the Company or any of its affiliates or (ii) an overpayment to the participant of incentive compensation due to inaccurate financial data. Our compensation committee may recover awards and payments under any award in accordance with any applicable Company clawback or recoupment policy, as amended and in effect from time to time, or as otherwise required by applicable law or applicable stock exchange listing standards.

Amendment; termination

Our compensation committee or our board of directors may amend or terminate the Cash Incentive Plan at any time.

2015 Cash Bonus Program

Each of our named executive officers is entitled to participate in our cash bonus program for our 2015 fiscal year. The terms of our of cash bonus program for our 2015 fiscal year, as they apply to our named executive officers and our other senior executives, are generally the same as the terms that applied for our 2014 fiscal year, as described above under “2014 performance bonuses”. Cash bonus awards payable in respect of our 2015 fiscal year will be based on the achievement of key corporate financial and strategic goals relating to corporate same store sales, franchise same store sales, club openings, and earnings before interest, taxes, depreciation and amortization. The target amount of each named executive officer’s annual cash bonus as a percentage of his base salary remains unchanged from the 2014 target amounts. The actual amount earned by each named executive officer under our 2015 cash bonus program will be determined by our board or our compensation committee based on the level of achievement of these goals.

2013 Performance Incentive Plan

Certain of our employees were granted cash awards pursuant to the Pla-Fit Holdings, LLC 2013 Performance Incentive Plan (“2013 Performance Incentive Plan”). None of our named executive officers or directors holds awards under the 2013 Performance Incentive Plan. Each award under this plan represents the conditional right to receive a cash payment upon a change in control or an initial public offering of Pla-Fit Holdings, LLC if the equity value of Pla-Fit Holdings, LLC in connection with such transaction exceeds a certain threshold, subject to the holder of the award remaining employed on the date of such transaction. We expect to make cash payments in an estimated amount of $1.7 million to holders of awards under the 2013 Performance Incentive Plan in connection with this offering.

Certain relationships and related party transactions

Related party agreements in effect prior to this offering

Franchisee relationships

Former Governor Craig Benson, a former member of our board of directors, is also a Planet Fitness franchisee. Gov. Benson, through his ownership interest in BL Technologies Investments, LLC, entered into an ADA with us dated October 23, 2012, under which he has opened eight Planet Fitness stores as of March 31, 2015, for each of which he entered into a franchise agreement. Over the next twelve years, Gov. Benson is obligated to open an additional 27 Planet Fitness stores. In 2012, 2013 and 2014, Gov. Benson paid royalties and fees to us, which totaled approximately $350,000, $40,000 and $452,000, respectively, and purchased fitness equipment for seven of his Planet Fitness stores, each as required by the terms of his franchise agreements. Gov. Benson’s equipment purchases totaled approximately $1.4 million and $3.1 million in 2013 and 2014, respectively. Gov. Benson did not purchase equipment from us in 2012. The terms of Gov. Benson’s ADA and franchise agreements are commensurate with other franchise agreements executed during the same time period.

Dennis Rondeau, father of Chris Rondeau, our Chief Executive Officer and a member of our board of directors, is also a Planet Fitness franchisee. Mr. Rondeau, through his ownership interest in Freedom Fitness, LLC, entered into an ADA with us dated December 10, 2009, under which he has opened four stores as of March 31, 2015, for each of which he entered into a Franchise Agreement. Over the next two years, Mr. Rondeau is obligated to open an additional four Planet Fitness stores. In 2012, 2013 and 2014, Mr. Rondeau paid royalties and fees to us, which totaled approximately $132,000, $200,000 and $321,000, respectively, and purchased fitness equipment for three of his Planet Fitness stores, each as required by the terms of his franchise agreements. Mr. Rondeau’s equipment purchases totaled approximately $0, $855,000 and $574,000, in 2012, 2013 and 2014, respectively. The terms of Mr. Rondeau’s ADA and franchise agreements are commensurate with other franchise agreements executed during the same time period.

In addition, Chris Rondeau and Marc Grondahl are partial owners of PFP Direct Loan LLC and PF Principals, LLC, which directly and indirectly have provided financing to a limited number of qualified Planet Fitness franchisees to fund leasehold improvements and other related expenses, as one of several financing providers available to franchisees. Our Company does not participate in these transactions.

Consulting agreement

Stephen Spinelli, Jr. a member of our board of directors, entered into a consulting agreement with us dated April 30, 2013 pursuant to which he provided us with business and franchise consulting services in exchange for an annual fee of $40,000. In both 2013 and 2014, Dr. Spinelli received $40,000 in compensation pursuant to the consulting agreement. The agreement expired December 31, 2014.

Leases

On June 23, 2008, we entered into a lease agreement with MMC Fox Run, LLC for our headquarters in Newington, New Hampshire. The lease agreement was amended on November 1, 2011 and again on November 8, 2012. On November 8, 2013, we entered into a new office lease. MMC Fox Run, LLC is currently owned by Mr. Chris Rondeau and Mr. Marc Grondahl. Pursuant to the office lease, the initial lease term is for ten years, with two five-year renewal options. In 2012, 2013 and 2014, we paid an aggregate of approximately $269,000, $269,000 and $383,000, respectively, in rent to MMC Fox Run, LLC.

On March 1, 2010, we entered into a lease agreement with Matthew Michael Realty, LLC for a corporate-owned store in Dover, New Hampshire. Matthew Michael Realty, LLC is currently owned by Mr. Michael Grondahl, an original co-founder of Planet Fitness and brother of Mr. Marc Grondahl. Pursuant to the lease agreement, the initial lease term is for approximately fourteen years and expires on April 20, 2024. In 2012, 2013 and 2014, we paid approximately $491,000, $466,000 and $466,000, respectively, in rent to Matthew Michael Realty, LLC.

On June 3, 2008, we entered into a lease agreement with PF Melville Realty Co., LLC for our corporate-owned store in Melville, New York. PF Melville Realty Co., LLC is currently owned by Mr. Michael Grondahl. The initial lease term is for fifteen years. In 2012, 2013 and 2014, we paid an aggregate of approximately $160,000, $544,000 and $559,000, respectively, in rent to PF Melville Realty Co., LLC.

For some or all of the periods presented in this prospectus, the results of operations of MMC Fox Run, LLC, Matthew Michael Realty, LLC and PF Melville Realty Co., LLC are included in our consolidated financial statements. For further information, including certain ownership changes that have occurred with respect to these entities, see Notes 2(a) and 4 to our audited consolidated financial statements included elsewhere in this prospectus.

Management services agreement

On December 14, 2012, in connection with our acquisition by investment funds affiliated with our Sponsor, we entered into a management services agreement with TSG6 Management, LLC, an affiliate of our Sponsor (the “Management Company”), pursuant to which the Management Company has provided certain management, consulting and advisory services to Pla-Fit Holdings, LLC. In exchange for these services, we pay the Management Company an aggregate annual management fee equal to $1.0 million, and we reimburse the Management Company for reasonable out-of-pocket expenses incurred by it relating to operations of Pla-Fit Holdings, LLC and its subsidiaries and in connection with the provision of services pursuant to the management services agreement. In 2012, 2013 and 2014, we paid $0.1 million, $1.1 million and $1.2 million, respectively, in respect of management services and reimbursable expenses payable to the Management Company under the management services agreement. In addition, we agreed to indemnify the Management Company and certain persons affiliated with the Management Company to the fullest extent permitted by law from and against all losses arising from the Management Company’s performance under the management services agreement.

In connection with the completion of this offering, the management services agreement will be terminated, and we will pay a one-time termination fee of $1.0 million to the Management Company in accordance with the terms of the agreement. Four of our directors, Messrs. Esserman, Layman, LeComte and Wong, are employees of TSG.

Recapitalization transactions in connection with this offering

These summaries do not purport to be complete descriptions of all of the provisions of the documents relating to the recapitalization transactions, and they are qualified in their entirety by reference to the complete text of agreements which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. For information on how to obtain copies of these agreements, see the section entitled “Where you can find more information.”

Exchange agreement

In connection with this offering, we and the Continuing LLC Owners will enter into an exchange agreement under which they (or certain permitted transferees) will have the right, from time to time and subject to the terms of the exchange agreement, to exchange their Holdings Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. At our election, acting by a majority of the disinterested members of our board of directors pursuant to the exchange agreement, we may elect to redeem the Holdings Units for cash when tendered for exchange. We may not elect to pay cash if a registration statement under the Securities Act is available for the issuance in connection with the exchange or the subsequent resale. The exchange agreement will also provide that a Continuing LLC Owner will not have the right to exchange Holdings Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject. As a Continuing LLC Owner exchanges Holdings Units for shares of Class A common stock, the number of Holdings Units held by Planet Fitness, Inc. is correspondingly increased as it acquires the exchanged Holdings Units, and a corresponding number of shares of Class B common stock are cancelled. Also pursuant to the exchange agreement, to the extent an exchange results in a Company liability relating to the New Hampshire business profits tax, the Continuing LLC Owners have agreed that they will contribute to Pla-Fit Holdings, LLC an amount sufficient to pay such tax liability (up to 3.5% of the value received upon exchange). If and when we subsequently realize a related tax benefit, Pla-Fit Holdings, LLC will distribute the amount of any such tax benefit to the relevant Continuing LLC Owner in respect of its contribution. We have agreed in the exchange agreement that we will use commercially reasonable efforts to reduce or eliminate this tax liability, provided it does not materially and adversely impact our net income, including by pursuing a change in the applicable law or by relocating our corporate headquarters to a different state and franchising some or all of our 14 corporate-owned stores located in the State of New Hampshire.

Tax receivable agreements

Pursuant to the exchange agreement described above, from time to time we may be required to acquire Holdings Units of Pla-Fit Holdings, LLC from their holders upon exchange for shares of our Class A common stock. Pla-Fit Holdings, LLC intends to have an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) in effect for taxable years in which such sales of Holdings Units occur. Pursuant to the Section 754 election, sales of Holdings Units are expected to result in an increase in the tax basis of tangible and intangible assets of Pla-Fit Holdings, LLC. When we acquire Holdings Units from the Continuing LLC Owners, we expect that both the existing basis for certain assets and the anticipated basis adjustments will increase depreciation and amortization deductions allocable to us for tax purposes from Pla-Fit Holdings, LLC, and therefore reduce the amount of income tax we would otherwise be required to pay in the future to various tax authorities. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent increased tax basis is allocated to those capital assets.

Upon the completion of this offering, we will be a party to two tax receivable agreements. Under the first of those agreements, we generally will be required to pay to our Continuing LLC Owners 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we are deemed to realize as a result of certain tax attributes of their Holdings Units sold to us (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of our Class A common stock and (ii) tax benefits attributable to payments made under the tax receivable agreement (including imputed interest). Under the second tax receivable agreement, we generally will be required to pay to the Direct TSG Investors 85% of the amount of cash savings, if any, that we are deemed to realize as a result of the tax attributes of the Holdings Units that we hold in respect of the Direct TSG Investors’ interest in us, which resulted from the Direct TSG Investors’ purchase of interests in the 2012 Acquisition, and certain other tax benefits. Under both agreements, we generally will retain the benefit of the remaining 15% of the applicable tax savings.

For purposes of these tax receivable agreements, cash savings in tax are calculated by comparing our actual income tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the tax receivable agreements, unless certain assumptions apply or the tax receivable agreements accelerate, as discussed herein. The term of the tax receivable agreements will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the agreements or payments under the agreements are accelerated in the event that we materially breach any of our material obligations under the agreements or our counterparties elect to accelerate our obligations under the tax receivable agreements (as described below). The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of sales by the holders of Holdings Units, the price of our Class A common stock at the time of the sale, whether such sales are taxable, the amount and timing of the taxable income we generate in the future, the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

The payment obligation under the tax receivable agreements is an obligation of Planet Fitness, Inc., not Pla-Fit Holdings, LLC, and we expect that the payments we will be required to make under the tax receivable agreements will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreements, we expect that the reduction in tax payments for us associated with our purchase of Holdings Units from certain of our Continuing LLC Owners with the net proceeds of this offering and future sales of Holdings Units as described above would aggregate approximately $843.3 million over 23 years from the date of this offering based on the initial public offering price of $15.00 per share of our Class A common stock and assuming all future exchanges or redemptions would occur one year after this offering. Under such scenario we would be required to pay the owners of Holdings Units 85% of such amount, or $716.8 million, over the 23-year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us, and tax receivable agreement payments by us, will be calculated using the market value of the shares at the time of exchange or redemption and the prevailing tax rates applicable to us over the life of the tax receivable agreements, and will be dependent on us generating sufficient future taxable income to realize the benefit. Payments under the tax receivable agreements are not conditioned on the Continuing LLC Owners’ or the Direct TSG Investors’ continued ownership of us.

In addition, although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or tax attributes subject to the tax receivable agreements, the beneficiaries of the tax receivable agreements will not reimburse us for any payments previously made if such basis increases or other attributes are subsequently disallowed, except that excess payments made to any beneficiary will be netted against payments otherwise to be made, if any, to such beneficiary after our determination of such excess. As a result, in such circumstances, we could make payments under the tax receivable agreements that are greater than our actual cash tax savings.

The tax receivable agreements provide that (i) in the event that we materially breach such tax receivable agreements, (ii) if, at any time, we elect an early termination of the tax receivable agreements, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) obligations under the tax receivable agreements (with respect to all Holdings Units, whether or not they have been sold before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the tax receivable agreements.

As a result of the foregoing, (i) we could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (ii) we may be required to make an immediate lump sum payment equal to the present value of the anticipated tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any such benefits are ever realized. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreements in a manner that does not adversely affect our working capital and growth requirements. For example, if we were to elect to terminate the tax receivable agreements immediately after this offering, based on the initial public offering price of $15.00 per share of our Class A common stock and a discount rate equal to 5.8%, we estimate that we would be required to pay $418.3 million in the aggregate under the tax receivable agreements.

Subject to the discussion above regarding the acceleration of payments under the tax receivable agreements, payments under the tax receivable agreements, if any, will generally be made on an annual basis to the extent we have sufficient taxable income to utilize the increased depreciation and amortization charges and other tax attributes subject to the tax receivable agreements. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense and other tax attributes will not be determined until such time as the financial results for the year in question are known and tax estimates prepared. We generally expect to make payments under the tax receivable agreements, to the extent they are required, within approximately 125 days after our federal income tax return is filed for each fiscal year. The tax receivable agreements will provide for interest, at a rate equal to one-year LIBOR, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the tax receivable agreements. In addition, under certain circumstances where we are unable to make timely payments under the tax receivable agreements, the tax receivable agreements will provide for interest to accrue on unpaid payments, at a rate equal to one-year LIBOR plus 500 basis points.

The impact that the tax receivable agreements will have on our consolidated financial statements will be the establishment of a liability, which will be increased upon the exchanges of Holdings Units for our Class A common stock, generally representing 85% of the estimated future tax benefits, if any, relating to the increase in tax basis associated with the Holdings Unit we receive in this sale.

Decisions made by our Continuing LLC Owners in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a Continuing LLC Owner under the tax receivable agreements. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreements and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase a Continuing LLC Owner’s tax liability without giving rise to any rights of a Continuing LLC Owner to receive payments under the tax receivable agreements.

Because of our structure, our ability to make payments under the tax receivable agreements is dependent on the ability of Pla-Fit Holdings, LLC to make distributions to us. The ability of Pla-Fit Holdings, LLC to make such distributions will be subject to, among other things, restrictions in our debt documents and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid.

Pla-Fit Holdings, LLC amended and restated limited liability company agreement

In connection with the recapitalization transactions, the limited liability company agreement of Pla-Fit Holdings, LLC will be amended and restated. As a result of the recapitalization transactions and this offering, we will hold Holdings Units in Pla-Fit Holdings, LLC indirectly through wholly owned subsidiaries and will be the sole managing member of Pla-Fit Holdings, LLC. Accordingly, we will operate and control all of the business and affairs of Pla-Fit Holdings, LLC and, through Pla-Fit Holdings, LLC and its operating subsidiaries, conduct our business.

Pursuant to the New LLC Agreement as it will be in effect at the time of this offering, as managing member, Planet Fitness, Inc. has the right to determine when distributions will be made by Pla-Fit Holdings, LLC to holders of Holdings Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holder of Holdings Units (including Planet Fitness, Inc. and its subsidiaries) pro rata in accordance with the percentages of their respective Holdings Units.

The holders of Holdings Units, including Planet Fitness, Inc. and its subsidiaries, will incur U.S. federal, state and local income taxes on their allocable share (determined under relevant tax rules) of any taxable income of Pla-Fit Holdings, LLC. Net profits and net losses of Pla-Fit Holdings, LLC will generally be allocated to holders of Holdings Units (including Planet Fitness, Inc.) pro rata in accordance with the percentages of their respective Holdings Units, except to the extent certain rules provide for disproportionate allocations or are otherwise required under applicable tax law.

The New LLC Agreement will provide that Pla-Fit Holdings, LLC will make cash distributions, which we refer to as “tax distributions,” to the holders of Holdings Units. Generally, these tax distributions will be computed based on the net taxable income of Pla-Fit Holdings, LLC allocable to the holders of Holdings Units multiplied by an assumed, combined tax rate equal to the maximum rate applicable to an individual or corporate resident in San Francisco, California (taking into account, among other things, the deductibility of certain expenses and certain adjustments relating to the calculation of state taxes). For purposes of determining the taxable income of Pla-Fit Holdings, LLC, such determination will be made by generally disregarding any adjustment to the taxable income of any member of Pla-Fit Holdings, LLC that arises under the tax basis adjustment rules of the Code, and is attributable to the acquisition by such member of an interest in Pla-Fit Holdings, LLC in this offering and future exchange or sale transactions. We expect Pla-Fit Holdings, LLC may make tax distributions periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the tax receivable agreements, as well as to make dividend payments, if any, to the holders of our Class A common stock.

The New LLC Agreement will also provide that substantially all expenses incurred by or attributable to Planet Fitness, Inc. (such as expenses incurred in connection with this offering) will be borne or reimbursed by Pla-Fit Holdings, LLC, but Pla-Fit Holdings, LLC will not bear the cost of our income tax expenses, obligations incurred by us under the tax receivable agreements or payments on indebtedness incurred by us other than to pay operating expenses that otherwise would be borne by Pla-Fit Holdings, LLC.

Stockholders agreement

In connection with this offering, we intend to enter into a stockholders agreement with investment funds affiliated with TSG. Pursuant to the stockholders agreement, we will be required to take all necessary action to cause the board of directors and its committees to include individuals designated by TSG and to include such individuals in the slate of nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board composition and director independence” and “Management—Board committees.” The stockholders agreement will also provide that we will obtain customary director indemnity insurance and enter into indemnification agreements with TSG’s director designees, and we expect to enter into indemnification agreements with each of our directors generally providing for indemnification in connection with their service to us or on our behalf.

Registration rights agreement

In connection with the recapitalization transactions, we intend to enter into a registration rights agreement with all of the Continuing LLC Owners and Direct TSG Investors, which include the investment funds affiliated with TSG that hold Holdings Units and shares of Class A common stock and certain employees and directors that hold Holdings Units. The registration rights agreement will provide TSG with certain demand registration rights, including shelf registration rights, in respect of any shares of our Class A common stock held by it, subject to certain conditions. In addition, in the event that we register additional shares of Class A common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to TSG and certain employees and directors party to the agreement of our intention to effect such a registration, and, subject to certain limitations, include shares of Class A common stock held by them in such registration. We also will undertake in the registration rights agreement to file a shelf registration statement as soon as we meet the applicable eligibility criteria and to use commercially reasonable efforts to have the shelf registration statement declared effective as soon as practicable and to remain effective in order to register the exchange of Holdings Units together with shares of Class B common stock for shares of Class A common stock by certain employees and directors from time to time. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the agreement. The agreement will include customary indemnification provisions in favor of TSG and the employees and directors party to the agreement, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Participation in this offering

Certain of our employees and franchisees may purchase shares of Class A common stock in the directed share program in this offering at the initial public offering price. These prospective purchasers have the right to purchase these shares, but are under no obligation to purchase any shares in this offering and their interest in purchasing shares in this offering is not a commitment to do so. The underwriters will receive the same discount from shares of our Class A common stock purchased by such directors, officers, employees, franchisees and other parties as they will from other shares of our Class A common stock sold to the public in this offering. Shares offered in the directed share program will not be subject to lock-up agreements.

Indemnification agreements

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Related person transactions policy

In connection with this offering, we have adopted a policy with respect to the review, approval and ratification of related person transactions. Under the policy, our audit committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related person transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Related person transactions must be approved or ratified by the audit committee based on full information about the proposed transaction and the related person’s interest.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for the board of managers of Pla-Fit Holdings, LLC to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

Principal and selling stockholders

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock immediately following the recapitalization transactions for (a) each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of Class A common stock and Class B common stock, (b) each member of our board of directors, (c) each of our named executive officers, (d) all of our directors and executive officers as a group and (e) each of the selling stockholders.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. To our knowledge, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock beneficially owned by that person.

In connection with the recapitalization transactions, we will issue to the Continuing LLC Owners one share of our Class B common stock for each Holdings Unit that they hold. Each Continuing LLC Owner will have the right to exchange their Holdings Units, along with a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis. See “The recapitalization transactions” and “Certain relationships and related party transactions.” Although the number of shares being offered hereby to the public and the total combined number of shares of Class A common stock and Class B common stock outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of common stock held by the beneficial owners set forth in the table below after the consummation of the recapitalization transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). See “Prospectus summary—The offering.”

The percentage of shares beneficially owned is computed on the basis of 35,235,491 shares of our Class A common stock outstanding immediately following the recapitalization transactions, and 63,474,249 Holdings Units and shares of our Class B common stock outstanding immediately following the recapitalization transactions. Shares of our Class A common stock that a person has the right to acquire within 60 days of the date of this prospectus (including the right to exchange described above) are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Planet Fitness, Inc., 26 Fox Run Road, Newington, New Hampshire 03801.

	Class A common stock beneficially owned(1)
	Shares of Class A common stock beneficially owned after giving effect to the recapitalization transactions and before this offering		Class A Shares being offered	Shares of Class A common stock beneficially owned after giving effect to the recapitalization transactions and after this offering (no option)		Shares of Class A common stock beneficially owned after giving effect to the recapitalization transactions and after this offering (with option)
	Number	Percentage		Number	Percentage	Number	Percentage

Name of beneficial owner
5% Stockholders
TSG Funds(2)	80,533,606	81.6%	4,377,343	67,033,606	67.9%	65,008,606	65.9%

Directors and Named Executive Officers
Chris Rondeau(3)	8,590,253	8.7%	—	8,590,253	8.7%	8,590,253	8.7%
Dorvin Lively(4)	1,402,707	1.4%	—	1,402,707	1.4%	1,402,707	1.4%
Richard L. Moore(5)	993,887	1.0%	—	993,887	1.0%	993,887	1.0%
Charles Esserman(6)	—	—	—	—	—	—	—
Michael Layman(6)	—	—	—	—	—	—	—
Pierre LeComte(6)	—	—	—	—	—	—	—
Edward Wong(6)	—	—	—	—	—	—	—
Marc Grondahl(7)	5,368,909	5.4%	—	5,368,909	5.4%	5,368,909	5.4%
Stephen Spinelli, Jr.(8)	149,079	*	—	149,079	*	149,079	*
All executive officers and directors as a group (9 persons)(9)	16,504,835	16.7%	—	16,504,835	16.7%	16,504,835	16.7%

	Class B common stock beneficially owned(1)
	Shares of Class B common stock beneficially owned after giving effect to the recapitalization transactions and before this offering		Shares of Class B common stock beneficially owned after giving effect to the recapitalization transactions and after this offering (no option)		Shares of Class B common stock beneficially owned after giving effect to the recapitalization transactions and after this offering (with option)
	Number	Percentage	Number	Percentage	Number	Percentage

Name of beneficial owner
5% Stockholders
TSG Funds(2)	54,420,772	75.0%	45,298,115	71.4%	43,929,717	70.7%

Directors and Named Executive Officers
Chris Rondeau(3)	8,590,253	11.8%	8,590,253	13.5%	8,590,253	13.8%
Dorvin Lively(4)	1,402,707	1.9%	1,402,707	2.2%	1,402,707	2.3%
Richard L. Moore(5)	993,887	1.4%	993,887	1.6%	993,887	1.6%
Charles Esserman(6)	—	—	—	—	—	—
Michael Layman(6)	—	—	—	—	—	—
Pierre LeComte(6)	—	—	—	—	—	—
Edward Wong(6)	—	—	—	—	—	—
Marc Grondahl(7)	5,368,909	7.4%	5,368,909	8.4%	5,368,909	8.6%
Stephen Spinelli, Jr.(8)	149,079	*	149,079	*	149,079	*
All executive officers and directors as a group (9 persons)(9)	16,504,835	22.7%	16,504,835	26.0%	16,504,835	26.6%

*	Represents beneficial ownership of less than 1%.

(1)	Subject to the terms of the exchange agreement, the Holdings Units held by Continuing LLC Owners are exchangeable for shares of our Class A common stock on a one-for-one basis. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Exchange agreement.” In these tables, beneficial ownership of Holdings Units has been reflected as beneficial ownership of shares of our Class A common stock for which such Holdings Units may be exchanged. When a Holdings Unit is exchanged by a Continuing LLC Owner who holds shares of Class B common stock, a corresponding share of Class B common stock will be cancelled. Accordingly, in the first table above, the percentages of Class A common stock provided also reflect combined voting power for each respective beneficial owner. See “Description of capital stock.”

(2)	Shares of Class A common stock shown as beneficially owned by the TSG Funds after giving effect to the recapitalization transactions and before this offering include: (a) 13,739,583 shares of Class A common stock held by TSG6 AIV II-A L.P. (“AIV II-A”), a Delaware limited partnership whose general partner is TSG6 Management L.L.C. (“TSG6 Management”), a Delaware limited liability company; (b) 12,373,251 shares of Class A common stock held by TSG6 PF Co-Investors A L.P. (“Co-Investors A”), a Delaware limited partnership whose general partner is TSG6 Management; (c) 46,913,302 shares of Class A common stock underlying an identical number of Holdings Units and shares of Class B common stock held by TSG PF Investment L.L.C. (“Investment”), a Delaware limited liability company whose managing member is TSG6 AIV II L.P., whose general partner is TSG6 Management; and (d) 7,507,470 shares of Class A common stock underlying an identical number of Holdings Units and shares of Class B common stock held by TSG PF Investment II L.L.C. (“Investment II” and, together with AIV II-A, Co-Investors A and Investment, the “TSG Funds”), a Delaware limited liability company whose managing member is TSG6 AIV II L.P., whose general partner is TSG6 Management. In this offering: (a) AIV II-A will sell 2,074,151 shares of Class A common stock (or 2,385,274 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares); (b) Co-Investors A will sell 2,303,192 shares of Class A common stock (or 2,648,671 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares); (c) Investment will sell 7,864,166 Holdings Units to us (or 9,043,790 Holdings Units if the underwriters exercise in full their option to purchase additional shares); and (d) Investment II will sell 1,258,491 Holdings Units to us (or 1,447,265 Holdings Units if the underwriters exercise in full their option to purchase additional shares). By virtue of the relationships described in this footnote, TSG6 Management may be deemed to share beneficial ownership of the securities held by the TSG Funds. Voting and investment decisions with respect to securities held by the TSG Funds are made by the following managing members of TSG6 Management: Charles Esserman, James O’Hara, Hadley Mullin, Pierre LeComte, Blythe Jack, Brian Krumrei and Jennifer Baxter Moser. Each of the TSG Funds has an address c/o TSG Consumer Partners, LLC, 600 Montgomery Street, Suite 2900, San Francisco, California 94111.

(3)	Includes 8,590,253 shares of Class A common stock underlying an identical number of Holdings Units and shares of Class B common stock held by Mr. Rondeau.

(4)	Includes 1,402,707 shares of Class A common stock underlying an identical number of Holdings Units and shares of Class B common stock held by Mr. Lively that have vested or will vest within 60 days.

(5)	Includes 993,887 shares of Class A common stock underlying an identical number of Holdings Units and shares of Class B common stock held by Mr. Moore that have vested or will vest within 60 days.

(6)	Does not include shares of Class A common stock beneficially owned by the TSG Funds. Mr. Esserman is Chief Executive Officer of TSG, Mr. Layman is a Principal of TSG, Mr. LeComte is Managing Director of TSG and Edward Wong is a Senior Vice President of TSG. The address of each of Messrs. Esserman, Layman, LeComte and Wong is c/o TSG Consumer Partners, LLC, 600 Montgomery Street, Suite 2900, San Francisco, California 94111.

(7)	Includes 5,368,909 shares of Class A common stock underlying an identical number of Holdings Units and shares of Class B common stock held by Mr. Grondahl.

(8)	Includes 149,079 shares of Class A common stock underlying an identical number of Holdings Units and shares of Class B common stock held by Dr. Spinelli that have vested or will vest within 60 days.

(9)	Includes 16,504,835 shares of Class A common stock underlying an identical number of Holdings Units and shares of Class B common stock held by our current directors and executive officers as a group that have vested or will vest within 60 days.

Description of certain indebtedness

Senior secured credit facility

General

On December 14, 2012, Planet Fitness Holdings, LLC entered into a $230.0 million senior secured credit facility with JPMorgan Chase Bank, N.A. as administrative agent and the other lenders party thereto. The senior secured credit facility originally consisted of a $190.0 million term loan facility and a $40.0 million revolving credit facility. On March 31, 2014, we amended and restated the senior secured credit facility to increase the size of the term loan facility to $390.0 million and to make certain other changes to the pricing terms and certain covenants.

The senior secured credit facility provides that Planet Fitness Holdings, LLC has the right at any time to request additional loans and commitments, and to the extent that the aggregate amount of such additional loans and commitments exceeds $75.0 million, the incurrence thereof is subject to a first lien net leverage ratio being no greater than the first lien net leverage ratio on March 31, 2014, reduced by 0.25. The lenders under these facilities are not under any obligation to provide any such additional term loans or commitments, and any additional term loans or increase in commitments are subject to several conditions precedent and limitations.

On March 31, 2015, we amended our senior secured credit facility to provide for an increase in term loan borrowings to $506.1 million to permit the issuance of a cash dividend of $140.0 million to holders of Class T Units and Class O Units of Pla-Fit Holdings, LLC, and to extend 1.00% soft-call prepayment premium on our senior secured credit facility until September 30, 2015. The full incremental borrowings of $120.0 million plus $20.0 million from cash on hand were used to fund the dividend payment. The additional incremental term loan borrowings bear a variable rate of interest of the greater of LIBOR or 1.00% plus the applicable margin of 3.75%. All other terms and conditions remained unchanged under the senior secured credit facility.

Interest rates and fees

Borrowings under the senior secured credit facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 1/2 of 1%, (b) the prime rate of JPMorgan Chase Bank, N.A. and (c) the adjusted LIBO rate for a one month interest period plus 1% or (2) a LIBO rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, provided that LIBO rate shall not be lower than 1.00%. The initial applicable margin under the term loan facility was 2.75% and ranges from 2.75% to 2.50% for loans based upon the base rate and ranges from 3.75% to 3.50% for loans based upon the LIBO rate, in each case based upon on specified leverage ratios. The applicable margin under the revolving credit facility ranges from 1.75% to 2.25% for loans based upon the base rate and ranges from 2.75% to 3.25% for loans based upon the LIBO rate, in each case based upon on specified leverage ratios.

In addition to paying interest on outstanding principal under the senior secured credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate ranging from 0.35% to 0.45% per annum, based upon on specified leverage ratios. We also pay customary letter of credit and agency fees.

Mandatory prepayments

The credit agreement governing the senior secured credit facility requires Planet Fitness Holdings, LLC to prepay outstanding term loans, subject to certain exceptions, with: (1) 100% of the net cash proceeds of any incurrence of indebtedness by Planet Fitness Holdings, LLC or its restricted subsidiaries other than certain indebtedness permitted under the senior secured credit facility, (2) 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of assets (including casualty events) by Planet Fitness Holdings, LLC or its restricted subsidiaries, subject to reinvestment rights and certain other exceptions.

In general, the mandatory prepayments described above are applied first, in direct order of maturities or otherwise at our direction, to scheduled principal amortization payments, second, to prepay any revolving loans, without any permanent reduction in the commitments under the revolving loan facility and third, to cash collateralize any outstanding letters of credit.

Voluntary repayments

We may voluntarily repay outstanding loans under the senior secured credit facility at any time subject to customary “breakage” costs with respect to LIBO rate loans.

Amortization and final maturity

The term loan facility amortizes each year in an amount equal to 1% per annum in equal quarterly installments for the first six and three quarter years, with the balance payable on March 31, 2021. The principal amount outstanding of the loans under the revolving credit facility becomes due and payable on March 31, 2019.

Guarantees and security

The senior secured credit facility is guaranteed by Planet Intermediate, LLC and certain of Planet Fitness Holdings, LLC’s direct and indirect wholly owned domestic subsidiaries (excluding certain immaterial subsidiaries and subject to certain other exceptions), and is required to be guaranteed by certain of Planet Fitness Holdings, LLC’s future domestic wholly owned subsidiaries. The security of all obligations under the senior secured credit facility and the guarantees of those obligations, subject to certain exceptions, including the mortgages, will be limited to owned real property with a fair market value above a specified threshold. Such obligations and guarantees are secured by (i) substantially all of the assets of Planet Intermediate, LLC, Planet Fitness Holdings, LLC and the subsidiary guarantors, including a first-priority pledge of 100% of certain of the capital stock or equity interests held by Planet Intermediate, LLC, Planet Fitness Holdings, LLC or any subsidiary guarantor (which pledge, in the case of the stock of any foreign subsidiary (each such entity, a “Pledged Foreign Sub”) (with certain agreed-upon exceptions) and the equity interests of certain U.S. subsidiaries that hold capital stock of foreign subsidiaries and are disregarded entities for U.S. federal income tax purposes (each such entity, a “Pledged U.S. DE”) (with certain agreed-upon exceptions), is limited to 65% of the stock or equity interests of such Pledged Foreign Sub or Pledged U.S. DE, as the case may be), in each case excluding any interests in non-wholly owned restricted subsidiaries (including joint ventures) to the extent such a pledge would violate the governing documents thereof and certain other exceptions; and (ii) a first-priority security interest in substantially all other tangible and intangible assets of Planet Intermediate, LLC, Planet Fitness Holdings, LLC and each subsidiary guarantor.

Covenants and other matters

The senior secured credit facility contains a number of covenants that, among other things and subject to certain exceptions, restrict the ability of Planet Intermediate, LLC Planet Fitness Holdings, LLC and its restricted subsidiaries to:

•	incur additional indebtedness;

•	incur certain liens;

•	consolidate or merge;

•	alter the business conducted by Planet Intermediate, LLC, Planet Fitness Holdings, LLC and its restricted subsidiaries;

•	make investments, loans, advances and acquisitions;

•	sell assets, including capital stock of its subsidiaries;

•	enter into certain sale and leaseback transactions;

•	enter into certain swap agreements or derivative transactions;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or certain other indebtedness;

•	engage in transactions with affiliates; and

•	enter into agreements restricting our restricted subsidiaries’ ability to pay dividends.

In addition, the credit agreement governing the senior secured credit facility requires Planet Fitness Holdings, LLC and its restricted subsidiaries to comply on a quarterly basis with a maximum total net leverage ratio, which covenant is only for the benefit of the revolving credit facility. This financial maintenance covenant becomes more restrictive over time.

The credit agreement governing the senior secured credit facility contains certain customary affirmative covenants and events of default.

This summary describes the material provisions of the senior secured credit facility, but may not contain all information that is important to you. We urge you to read the provisions of the credit agreement governing the senior secured credit facility, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where you can find more information.”

Description of capital stock

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL. Under “Description of capital stock,” “we,” “us,” “our” and “our Company” refer to Planet Fitness, Inc. and not to any of its subsidiaries.

As of the consummation of this offering, our authorized capital stock will consist of 300,000,000 shares of Class A common stock, par value $0.0001 per share, 100,000,000 shares of Class B common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share. Upon the completion of this offering, there will be 35,235,491 shares of our Class A common stock issued and outstanding and 63,474,249 shares of our Class B common stock issued and outstanding. See the section entitled “The recapitalization transactions.”

Common stock

Voting rights.    Holders of our Class A common stock and Class B common stock will be entitled to cast one vote per share on all matters submitted to stockholders for their approval. Holders of our Class A common stock and Class B common stock will not be entitled to cumulate their votes in the election of directors. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the Class B common stock, voting as a separate class, or as otherwise required by applicable law. The voting power of the outstanding Class B common stock (expressed as a percentage of the total voting power of all common stock) will be equal to the percentage of Holdings Units not held directly or indirectly by Planet Fitness, Inc.

Generally, all matters to be voted on by stockholders must be approved by a majority of votes cast affirmatively or negatively on a matter by stockholders (or, in the case of election of directors, by a plurality), voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend rights.    Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. The holders of our Class B common stock will not have any right to receive dividends other than dividends consisting of shares of our Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock.

Liquidation rights.    On our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders. Other than their par value, the holders of our Class B common stock will not have any right to receive a distribution upon a liquidation or dissolution of our Company.

Other matters.    No shares of Class A common stock or Class B common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock or Class B common stock.

Holders of shares of our Class A common stock and Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B Common Stock. Upon consummation of this offering, all the outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid and non-assessable.

Transfers of Class B common stock.    Pursuant to the recapitalization agreement and the New LLC Agreement, each holder of Class B common stock agrees that:

•	the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of Holdings Units to the same person; and

•	in the event the holder transfers any Holdings Units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

Preferred stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Class A common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Class A common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Class A common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our Class A common stock and the market value of our Class A common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Stockholders agreement

In connection with this offering, we intend to enter into a stockholders agreement with investment funds affiliated with TSG pursuant to which TSG will have specified board representation rights, governance rights and other rights. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Stockholders agreement.”

Registration rights

Following the completion of this offering, all of the Continuing LLC Owners and Direct TSG Investors, which include the investment funds affiliated with TSG that hold Holdings Units and shares of Class A common stock, and certain employees and directors that hold Holdings Units, will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our registration rights agreement. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Registration rights agreement.”

Anti-takeover effects of our certificate of incorporation and our bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

These provisions include:

•

Classified board.    Our certificate of incorporation provides that our board of directors will be divided into three classes of directors. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Following the closing of this offering, our board of directors will initially be composed of seven members.

•

No cumulative voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting.

•

Requirements for removal of directors.    Following the date on which the TSG no longer beneficially owns a majority of our common stock, directors may only be removed for cause by the affirmative vote of the holders of at least 75% of the voting power of our outstanding shares of capital stock entitled to vote thereon.

•

Advance notice procedures.    Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

•

Actions by written consent; special meetings of stockholders.    Our certificate of incorporation provides that, following the date on which TSG no longer beneficially owns a majority of our common stock, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation also provides that, except as otherwise required by law, special meetings of the stockholders can only be called by or at the direction of the chairman of the board, a majority of the board of directors, or, until the date on which TSG no longer beneficially owns a majority of our common stock, by the secretary at the request of the holders of 50% or more of our outstanding shares of common stock.

•

Supermajority approval requirements.    Following the date on which TSG no longer beneficially owns a majority of our common stock, certain amendments to our certificate of incorporation and shareholder amendments to our bylaws will require the affirmative vote of at least 75% of the voting power of the outstanding shares of our capital stock entitled to vote thereon.

•

Authorized but unissued shares.    Our authorized but unissued shares of common and preferred stock will be available for future issuance without stockholder approval. The existence of authorized but unissued shares of preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

•

Business combinations with interested stockholders.    We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. While we will not be subject to any anti-takeover effects of Section 203, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that investment funds affiliated with TSG will not be deemed to be an “interested stockholder,” regardless of the percentage of our voting stock owned by investment funds affiliated with TSG, and accordingly we will not be subject to such restrictions.

Exclusive forum

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of a fiduciary duty and other similar actions may be brought only in specified courts in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Our certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Corporate opportunities

Our certificate of incorporation provides that we renounce any interest or expectancy in the business opportunities of TSG and of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.

Limitations on liability and indemnification of directors and officers

Our certificate of incorporation limits the liability of our directors and officers to the fullest extent permitted by the DGCL and requires that we will provide them with customary indemnification. We also expect to enter into customary indemnification agreements with each of our directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer and Trust Company, LLC.

Listing

We have applied to list our Class A common stock on the NYSE under the symbol “PLNT.”

Shares eligible for future sale

Before this offering, there has been no public market for our Class A common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our Class A common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the completion of this offering, we will have outstanding 35,235,491 shares of our Class A common stock, after giving effect to the issuance of 13,500,000 shares of our Class A common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options outstanding.

Of the shares that will be outstanding immediately after the completion of this offering, we expect that the 13,500,000 shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

In addition, upon consummation of this offering, the Continuing LLC Owners and the Direct TSG Investors will beneficially own 85,209,740 shares of our Class A common stock, including 63,474,249 shares of Class A common stock underlying Holdings Units. Pursuant to the terms of the exchange agreement that we will enter into with the Continuing LLC Owners in connection with this offering, the Continuing LLC Owners will have the right, from time to time and subject to the terms of the exchange agreement, to exchange their Holdings Units, together with a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

Shares of our Class A common stock held by the Direct TSG Investors would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of Class A common stock will not be freely transferable to the public. However, we will enter into a registration rights agreement with the Continuing LLC Owners and the Direct TSG Investors that will require us to register under the Securities Act the resale of these shares of Class A common stock (including shares of our Class A common stock received in exchange for a corresponding number of Holdings Units and shares of Class B common stock). See “—Registration rights” and “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Registration rights agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Lock-up agreements

We and each of our directors, executive officers, the selling stockholders and certain other stockholders, who collectively own 83,538,441 shares of our common stock, or securities exercisable for or exchangeable into shares of our common stock, including Holdings Units, following this offering, have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares of Class A common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares of Class A common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of Class A common stock immediately upon the completion of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares of Class A common stock within any three-month period that does not exceed the greater of: (i) 1% of the number of shares of our Class A common stock outstanding, which will equal approximately             shares immediately after this offering; and (ii) the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired shares of Class A common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Equity incentive plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of Class A common stock that are subject to options and other awards issuable pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

Registration rights

Subject to the lock-up agreements described above, certain holders of our Class A common stock, or securities exercisable for or exchangeable into, shares of Class A common stock, including Holdings Units, may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on

Form S-4, may elect to include their shares of Class A common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain relationships and related party transactions—Recapitalization transactions in connection with this offering—Registration rights agreement.”

Participation in this offering

Shares purchased by potential purchasers in the directed share program will not be subject to lock-up agreements and therefore will be freely tradable without restriction under the Securities Act.

Material U.S. federal income tax considerations for Non-U.S. Holders

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of shares of our Class A common stock issued pursuant to this offering by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of shares of our Class A common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This summary assumes that shares of our Class A common stock are held by a Non-U.S. Holder as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities or arrangements, certain U.S. expatriates or former long-term residents of the U.S., tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, or persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction or any consideration relating to the alternative minimum tax or the 3.8% tax on net investment income.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of shares of our Class A common stock that for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or any other organization taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons (as defined in the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our Class A common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of shares of our Class A common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR CLASS A COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions on shares of our Class A common stock

As discussed under “Dividend policy” above, we do not currently anticipate paying cash dividends on shares of our Class A common stock in the foreseeable future. In the event that we do make a distribution of cash or property with respect to shares of our Class A common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles, and will be subject to withholding as described in the next paragraph below. If a distribution exceeds our current or accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s adjusted tax basis in its shares of our Class A common stock, as determined on a share-per-share basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on sale, exchange or other taxable disposition of shares of our Class A common stock.”

Any dividends paid to a Non-U.S. Holder with respect to shares of our Class A common stock generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides the applicable withholding agent with an appropriate and validly completed IRS Form W-8, such as:

•

IRS Form W-8BEN (or successor form) or IRS Form W-8BEN-E (or successor form) certifying, under penalties of perjury, that such Non-U.S. Holder is entitled to a reduction in withholding under an applicable income tax treaty; or

•

IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on shares of our Class A common stock is not subject to withholding tax because it is effectively connected with conduct of a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates on a net income basis as described below).

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

If dividends are effectively connected with the conduct of a trade or business in the United States of the Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will generally be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the U.S. In addition, if such Non-U.S. Holder is taxable as a corporation for U.S. federal income tax purposes, such Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% of its effectively connected earnings and profits for the taxable year, unless an applicable income tax treaty provides otherwise.

Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Any distribution described in this section would also be subject to the discussion below in the section entitled “—Foreign Account Tax Compliance Act.”

Gain on sale, exchange or other taxable disposition of shares of our Class A common stock

Subject to the discussion below under “—Backup withholding and information reporting” and “—Foreign Account Tax Compliance Act,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our Class A common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than a distribution for U.S. federal income tax purposes) unless (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “U.S. real property holding corporation,” as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period with respect to the applicable shares of our Class A common stock (the “relevant period”) and certain other conditions are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the U.S.).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (unless an applicable income tax treaty provides otherwise) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition.

With respect to the second exception above, although there can be no assurance, we believe we are not, and we do not currently anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our Class A common stock by reason of our status as a USRPHC so long as (a) our Class A common stock is regularly traded on an established securities market (within the meaning of Internal Revenue Code Section 897(c)(3)) during the calendar year in which such sale, exchange or other taxable disposition of our Class A common stock occurs and (b) such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our Class A common stock at any time during the relevant period. If we are a USRPHC and the requirements of (a) or (b) are not met, gain on the disposition of shares of our Class A common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the “branch profits tax” generally will not apply. Prospective investors are urged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

If the third exception applies, the Non-U.S. Holder generally will be subject to U.S federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the U.S., unless otherwise provided in an applicable income tax treaty. In addition, a Non-U.S. Holder that is a corporation for U.S federal income tax purposes may also be subject to a “branch profits tax” on its effectively connected earnings and profits at a rate of 30%, unless an applicable income tax treaty provides otherwise.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the Foreign Account Tax Compliance Act, as modified by Treasury regulations and subject to any official interpretations thereof, any applicable intergovernmental agreement between the U.S. and non-U.S. government to implement these rules and improve international tax compliance, or any fiscal or regulatory legislation or rules adopted pursuant to any such intergovernmental agreement (collectively, “FATCA”), generally will impose a U.S. federal withholding tax of 30% on payments to certain non-U.S. entities (including certain intermediaries), including dividends on and the gross proceeds from a sale or other disposition of our Class A common stock unless such persons comply with a complicated U.S. information reporting, disclosures and certification requirements. This new regime requires, among other things, a broad class of persons to obtain disclose and report information about their investors and account holders. These requirements are different from and in addition to the certification requirements described elsewhere in this discussion. The withholding rules apply currently to payments of dividends on shares of our Class A common stock, and are scheduled to apply to payments of gross proceeds from the sale or other dispositions of our Class A common stock paid after December 31, 2016. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions on shares of our Class A common stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our Class A common stock, and the entities through which they hold our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup withholding and information reporting

We or a financial intermediary must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on shares of our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions. These information reporting requirements apply even if withholding was not required. In addition to the requirements described above under “—Foreign Account Tax Compliance Act,” a Non-U.S. Holder generally will be subject to backup withholding at the then applicable rate for dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or such other applicable form and documentation as required by the Internal Revenue Code or the Treasury regulations promulgated thereunder) certifying under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Internal Revenue Code). Dividends paid to Non-U.S. Holders subject to the U.S. federal withholding tax, as described above under “—Distributions on shares of our Class A common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the payment of the proceeds of a disposition of shares of our Class A common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies that it is not a U.S. person (as defined in the Internal Revenue Code) and satisfies certain other requirements, or otherwise establishes an exemption. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker, and dispositions otherwise effected through a non-U.S. office generally will not be subject to information reporting. Generally, backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected through a non-U.S. office of a U.S. broker or non-U.S. office of a non-U.S. broker. Prospective investors are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a Non-U.S. Holder can be refunded or credited against such Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal estate tax

Shares of our Class A common stock held (or treated as held) by an individual who is not a U.S. citizen or resident (as defined for U.S. federal estate tax purposes) at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Underwriting

We and the selling stockholders are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies LLC and Credit Suisse Securities (USA) LLC are acting as representatives of the underwriters named below. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table.

Underwriter	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies LLC
Credit Suisse Securities (USA) LLC
Guggenheim Securities, LLC
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Piper Jaffray & Co.
Cowen and Company, LLC
Total	13,500,000

The underwriters are committed to purchase all the shares of Class A common stock offered by us and the selling stockholders, other than those covered by the option to purchase additional shares described below, if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to additional 2,025,000 shares of Class A common stock to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters have reserved for sale at the initial public offering price up to 675,000 shares of Class A common stock, or approximately 5% of the shares of being offered by this prospectus, for sale to some of our employees and franchisees in a directed share program. The number of shares of Class A common stock available for sale to the general public in the offering will be reduced to the extent these parties purchase the reserved shares. Any reserved shares of Class A common stock not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered in this prospectus. Shares offered in the directed share program will not be subject to lock-up agreements.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us and the selling stockholders per share of Class A common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by the Company		Paid by the selling stockholders
	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$
Total	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $5.8 million. We have agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount not exceeding $70,000. The underwriters have agreed to reimburse certain of our expenses incurred in connection with this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition; or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities,

regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise, in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and subject to certain other limited exceptions.

Our directors, executive officers, the selling stockholders and certain other stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any offer, sale, pledge or disposition;

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We have applied to have our Class A common stock approved for listing on the NYSE under the symbol “PLNT.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of increasing or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

Neither we nor the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State no offer of securities described in this prospectus may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a “qualified investor” as defined under the EU Prospectus Directive;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the underwriters; or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the EU Prospectus Directive and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, and includes any relevant implementing measure in each Relevant Member State.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in

Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Other relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. An affiliate of J.P. Morgan Securities LLC is the administrative agent and a lender and an affiliate of Jefferies LLC is a lender under the credit agreement governing our senior secured credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Solebury Capital LLC (“Solebury”), a FINRA member, is acting as our financial advisor in connection with the offering. Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

Legal matters

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. The underwriters are being represented by Simpson Thacher  & Bartlett LLP, New York, New York.

Experts

The balance sheet of Planet Fitness, Inc. as of March 16, 2015 has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pla-Fit Holdings, LLC as of December 31, 2013 and 2014 (Successor), and for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor) and for the years ended December 31, 2013 and 2014 (Successor), have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the Class A common stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Index to financial statements

Page

Planet Fitness, Inc.

Report of independent registered public accounting firm	F-2

Balance sheet as of March 16, 2015	F-3

Notes to balance sheet	F-4

Interim balance sheet (unaudited) as of March 31, 2015	F-5

Notes to balance sheets	F-6

Pla-Fit Holdings, LLC and subsidiaries

Consolidated financial statements as of December 31, 2013 and 2014 (Successor) and the periods from January 1, 2012 to November 7, 2012 (Predecessor) and from November 8, 2012 to December 31, 2012 (Successor) and the years ended December 31, 2013 and 2014 (Successor)

Report of independent registered public accounting firm	F-7

Consolidated balance sheets	F-8

Consolidated statements of operations	F-9

Consolidated statements of comprehensive income	F-10

Consolidated statements of cash flows	F-11

Consolidated statements of changes in equity	F-13

Notes to consolidated financial statements	F-14

Interim condensed consolidated financial statements (unaudited) for the quarters ended March 31, 2015 and March 31, 2014

Condensed consolidated balance sheets	F-48

Condensed consolidated statements of operations	F-49

Condensed consolidated statements of comprehensive income	F-50

Condensed consolidated statements of cash flows	F-51

Condensed consolidated statement of changes in equity	F-52

Notes to condensed consolidated financial statements	F-53

Report of independent registered public accounting firm

The Board of Directors

Planet Fitness, Inc.:

We have audited the accompanying balance sheet of Planet Fitness, Inc. (the “Corporation”) as of March 16, 2015. The balance sheet is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Planet Fitness, Inc. at March 16, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boston, Massachusetts

March 25, 2015

Planet Fitness, Inc.

Balance sheet

March 16, 2015
Assets	$1

Commitments and Contingencies
Stockholder’s Equity
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	1

Total Stockholder’s Equity	$1

See accompanying notes to balance sheet.

Planet Fitness, Inc.

Notes to balance sheet

(1) Organization

Planet Fitness, Inc. (the “Corporation”) was formed as a Delaware corporation on March 16, 2015. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Pla-Fit Holdings, LLC and subsidiaries (the “Company”). The Corporation will be the sole managing member of the Company and will operate and control all of the businesses and affairs of the Company and continue to conduct the business now conducted by the Company.

(2) Summary of significant accounting policies

Basis of accounting

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

(3) Stockholder’s equity

The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share, 100 shares of which have been issued and are outstanding as of March 16, 2015.

Planet Fitness, Inc.

Balance sheets

(unaudited)

	March 16, 2015	March 31, 2015

Assets	$1	$1

Commitments and Contingencies
Stockholder’s Equity
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	1	1

Total Stockholder’s Equity	$1	$1

See accompanying notes to balance sheets.

Planet Fitness, Inc.

Notes to balance sheets

(unaudited)

(1) Organization

Planet Fitness, Inc. (the “Corporation”) was formed as a Delaware corporation on March 16, 2015. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Pla-Fit Holdings, LLC. The Corporation will be the sole managing member of Pla-Fit Holdings, LLC and will operate and control all of the businesses and affairs of Pla-Fit Holdings, LLC and, through Pla-Fit Holdings, LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The balance sheet as of March 31, 2015 is unaudited. The balance sheets have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

(3) Stockholder’s Equity

The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share, 100 shares of which were issued and outstanding at March 16, 2015 and March 31, 2015.

Report of independent registered public accounting firm

The Board of Directors and Members

Pla-Fit Holdings, LLC:

We have audited the accompanying consolidated balance sheets of Pla-Fit Holdings, LLC and subsidiaries as of December 31, 2013 and 2014 (Successor), and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor), and the years ended December 31, 2013 and 2014 (Successor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pla-Fit Holdings, LLC and subsidiaries as of December 31, 2013 and 2014 (Successor), and the results of their operations and their cash flows for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor), and the years ended December 31, 2013 and 2014 (Successor), in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boston, Massachusetts

March 25, 2015

Pla-Fit Holdings, LLC and subsidiaries

Consolidated balance sheets

(Amounts in thousands)

	December 31,
	2013	2014

Assets

Current assets:
Cash and cash equivalents	$31,267	$43,291
Accounts receivable, net of allowance for bad debts of $352 and $399 at December 31, 2013 and 2014, respectively	15,783	19,275
Due from related parties, current	1,332	1,141
Inventory	2,243	3,012
Notes receivable, current	513	1,290
Restricted assets—NAF (note 6)	1,351	—
Prepaid expenses	3,573	4,355
Other current assets	1,485	2,954

Total current assets	57,547	75,318

Property and equipment, net	33,766	49,579
Intangible assets, net	303,328	295,162
Goodwill	157,210	176,981
Notes receivable, net of current portion	3,672	2,007
Other assets, net	6,573	10,229

Total assets	$562,096	$609,276

Liabilities and Equity

Current liabilities:
Current maturities of long-term debt	$9,500	$3,900
Accounts payable	25,517	26,738
Accrued expenses	4,862	8,494
Current maturities of obligations under capital leases	1,162	376
Equipment deposits	2,647	6,675
Restricted liabilities—NAF (note 6)	1,351	—
Deferred revenue, current	11,444	14,549
Other current liabilities	264	153

Total current liabilities	56,747	60,885

Long-term debt, net of current maturities	173,375	383,175
Obligations under capital leases, net of current portion	423	45
Deferred rent, net of current portion	1,376	3,012
Deferred revenue, net of current portion	7,193	9,330
Deferred tax liabilities—non current	593	606
Other liabilities	474	474

Total noncurrent liabilities	183,434	396,642

Commitments and contingencies (note 17)

Equity:
Members’ equity	315,623	146,156
Accumulated other comprehensive income (loss)	92	(636)

Total equity attributable to Pla-Fit Holdings, LLC	315,715	145,520
Noncontrolling interests in variable interest entities	6,200	6,229

Total equity	321,915	151,749

Total liabilities and equity	$562,096	$609,276

See accompanying notes to consolidated financial statements.

Pla-Fit Holdings, LLC and subsidiaries

Consolidated statements of operations

(Amounts in thousands, except per share amounts)

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(Predecessor)	(Successor)

Revenue:
Franchise	$21,289	$4,420	$33,684	$58,001
Commission income	7,189	1,837	10,473	13,805
Corporate-owned stores	40,360	8,822	67,364	85,041
Equipment	49,062	26,708	99,488	122,930

Total revenue	117,900	41,787	211,009	279,777

Operating costs and expenses:
Cost of revenue	41,064	21,480	81,353	100,306
Store operations	28,381	5,950	41,692	49,476
Selling, general and administrative	19,475	2,633	23,118	35,121
Depreciation and amortization	5,676	6,959	28,808	32,341
Other (gain) loss (notes 4 and 5)	(1,921)	—	—	994

Total operating costs and expenses	92,675	37,022	174,971	218,238

Income from operations	25,225	4,765	36,038	61,539

Other income (expense), net:
Interest income	897	100	496	377
Interest expense	(2,249)	(2,530)	(9,408)	(22,177)
Other income (expense)	29	(125)	(694)	(1,261)

Total other expense, net	(1,323)	(2,555)	(9,606)	(23,061)

Income before taxes	23,902	2,210	26,432	38,478
Provision for income taxes	656	56	633	1,183

Net income	23,246	2,154	25,799	37,295
Less net income attributable to noncontrolling interests (note 4)	1,015	32	361	487

Net income attributable to Pla-Fit Holdings, LLC	$22,231	$2,122	$25,438	$36,808

Unaudited pro forma financial information (note 21, unaudited)
Historical income before taxes				$38,478
Pro forma provision for income taxes				4,800

Pro forma net income				33,678
Pro forma net income attributable to noncontrolling interests				27,644

Pro forma net income attributable to the Company				$6,034

Pro forma net income per share information (note 21, unaudited)
Pro forma net income per share of Class A common stock
Basic				$0.17
Diluted				$0.17
Pro forma weighted average shares of Class A common stock outstanding (in thousands)
Basic				35,235
Diluted				35,235

See accompanying notes to consolidated financial statements.

Pla-Fit Holdings, LLC and subsidiaries

Consolidated statements of comprehensive income

(Amounts in thousands)

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(Predecessor)	(Successor)
Net income including noncontrolling interests	$23,246	$2,154	$25,799	$37,295

Other comprehensive income (loss), net:
Gains (losses) on interest rate swaps	—	—	92	(92)
Unrealized loss on interest rate cap	—	—	—	(662)
Foreign currency translation adjustments	—	—	—	26

Total other comprehensive income (loss)	—	—	92	(728)

Total comprehensive income including noncontrolling interests	23,246	2,154	25,891	36,567
Total comprehensive income attributable to noncontrolling interests	1,015	32	361	487

Total comprehensive income attributable to Pla-Fit Holdings, LLC	$22,231	$2,122	$25,530	$36,080

See accompanying notes to consolidated financial statements.

Pla-Fit Holdings, LLC and subsidiaries

Consolidated statements of cash flows

(Amounts in thousands)

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(Predecessor)	(Successor)

Cash flows from operating activities:
Net income	$23,246	$2,154	$25,799	$37,295

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,676	6,959	28,808	32,341
Amortization of deferred financing costs	283	75	1,582	1,315
Amortization of favorable leases and asset retirement obligations	—	34	246	501
Deferred tax benefit	(25)	(101)	(1,430)	(63)
Provision for bad debts	129	24	57	139
Gains on disposal of property and equipment	(20)	(22)	(52)	(545)
Loss on extinguishment of debt	—	—	—	4,697
Gain on sale of subsidiaries and variable interest entities	(1,921)	—	—	—

Changes in operating assets and liabilities, excluding effects of acquisitions and dispositions:
State income taxes	—	—	(364)	(1,670)
Accounts receivable	4,458	(5,399)	(3,101)	(3,632)
Notes receivable and due from related parties	(1,129)	5,025	1,281	177
Inventory	188	(493)	(1,750)	(769)
Other assets and other current assets	(4,599)	1,093	(776)	(1,818)
Accounts payable and accrued expenses	(713)	3,142	13,456	5,042
Other liabilities and other current liabilities	104	182	421	(2)
Equipment deposits	3,350	(1,885)	(1,803)	4,028
Deferred revenue	880	1,488	3,398	842
Deferred rent	670	205	1,171	1,527

Net cash provided by operating activities	30,577	12,481	66,943	79,405

Cash flows from investing activities:
Acquisition of the Company, net of cash acquired	—	(215,336)	—	—
Additions to property and equipment	(4,308)	(856)	(7,287)	(16,650)
Acquisition of franchises	(12,140)	—	—	(38,638)
Proceeds from sale of property and equipment and insurance recoveries	39	36	150	926
Acquisition of intangibles	(335)	—	—	—

Net cash used in investing activities	(16,744)	(216,156)	(7,137)	(54,362)

continued

Pla-Fit Holdings, LLC and subsidiaries

Consolidated statements of cash flows

(Amounts in thousands)

continued

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(Predecessor)	(Successor)

Cash flows from financing activities:
Successor capital contribution, net of cash acquired	—	215,336	—	—
Proceeds from issuance of long-term debt	8,500	190,000	—	390,000
Principal payments on capital lease obligations	(2,354)	(490)	(3,291)	(1,162)
Repayment of long-term debt	(1,203)	(40,052)	(10,544)	(185,800)
Payment of deferred financing and other debt-related costs	(360)	(7,161)	(19)	(7,785)
Net (repayments) borrowings on line of credit	14,500	3,525	(3,525)	—
Repayment of interim financing	—	(165,000)	—	—
Premiums paid for interest rate caps	—	—	—	(2,373)
Acquisition of PFPA noncontrolling interest	(4,895)	—	—	—
Contributions from members	4,792	—	—	—
Contributions from variable interest entities	—	22	3,402	—
Distributions to variable interest entities	(1,651)	—	(960)	(458)
Distributions to members	(23,127)	(3,739)	(23,057)	(205,374)

Net cash (used in) provided by financing activities	(5,798)	192,441	(37,994)	(12,952)
Effects of exchange rate changes on cash and cash equivalents	—	—	—	(67)

Net increase (decrease) in cash and cash equivalents	8,035	(11,234)	21,812	12,024
Cash and cash equivalents, beginning of period	12,986	20,689	9,455	31,267

Cash and cash equivalents, end of period	$21,021	$9,455	$31,267	$43,291

Supplemental cash flow information:
Net cash paid for income taxes	$1,194	$285	$1,826	$1,604
Cash paid for interest	2,056	2,021	7,638	20,756

Non-cash investing activities:
Non-cash consideration for acquisition of franchises	$—	$—	$—	$3,000
Non-cash additions to property and equipment	—	—	—	1,049
Rollover equity investment by MMC	—	78,750	—	—
Interim financing in connection with the 2012 Acquisition	—	165,000	—	—

NY/NJ acquisition and consolidation of PF Melville:
Fair value of assets contributed	$44,143	$—	$—	$—
Liabilities assumed	(5,396)	—	—	—
Equity contribution of net assets	(38,747)	—	—	—

Sale of subsidiary:
Assets sold	$(1,531)	$—	$—	$—
Liabilities forgiven	483	—	—	—
Issuance of note receivable	1,500	—	—	—

Non-cash financing activities:
Non-cash distributions to members	$—	$—	$—	$901

See accompanying notes to consolidated financial statements.

Pla-Fit Holdings, LLC and subsidiaries

Consolidated statements of changes in equity

(Amounts in thousands)

	Members’ equity (deficit)	Accumulated other comprehensive income (loss)	Noncontrolling interests in variable interest entities	Total equity
Predecessor
Balance at December 31, 2011	$(6,475)	$—	$8,236	$1,761
Net income	22,231	—	1,015	23,246
Contributions from members	4,792	—	—	4,792
NY/NJ acquisition	38,747	—	275	39,022
Acquisition of PFPA	(5,287)	—	392	(4,895)
Acquisition of Colorado	(118)	—	118	—
Distributions to members	(23,127)	—	(1,651)	(24,778)

Balance at November 7, 2012	$30,763	$—	$8,385	$39,148

Successor
Successor capital contribution	$314,250	$—	$—	$314,250
Net income	2,122	—	32	2,154
Noncontrolling interests and eliminations	609	—	3,343	3,952
Contributions from members	—	—	22	22
Distributions to members	(3,739)	—	—	(3,739)

Balance at December 31, 2012	313,242	—	3,397	316,639

Net income	25,438	—	361	25,799
Other comprehensive income	—	92	—	92
Contributions from members	—	—	3,402	3,402
Distributions to members	(23,057)	—	(960)	(24,017)

Balance at December 31, 2013	315,623	92	6,200	321,915

Net income	36,808	—	487	37,295
Other comprehensive loss	—	(728)	—	(728)
Distributions to members	(206,275)	—	(458)	(206,733)

Balance at December 31, 2014	$146,156	$(636)	$6,229	$151,749

See accompanying notes to consolidated financial statements.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

(1) Business organization

Planet Fitness is a franchisor and operator of fitness centers, with more than 6 million members and 918 owned and franchised locations (referred to as stores) in 47 states across the United States, Puerto Rico and Canada as of December 31, 2014.

Planet Fitness Holdings, LLC (Holdings or the Predecessor) was established on March 1, 2008 to serve as the reporting entity for various subsidiaries that operate three distinct lines of business:

•	Licensing and selling franchises under the Planet Fitness trade name.
•	Owning and operating fitness centers under the Planet Fitness trade name.
•	Selling fitness-related equipment to franchisee-owned stores.

Prior to November 7, 2012, Holdings was wholly owned by three individuals (Michael Grondahl, Marc Grondahl, and Christopher Rondeau, collectively known as MMC). On November 7, 2012, MMC contributed their ownership interests in Holdings to a newly formed entity, Pla-Fit Holdings LLC (the Company or the Successor) and on November 8, 2012 the Company was acquired as part of a transaction between MMC and TSG PF Investment LLC (TSG), for consideration totaling $479,250 (the TSG Acquisition) (see note 3).

The TSG Acquisition was accounted for using the purchase method of accounting which resulted in a new basis for the assets acquired and liabilities assumed. Accordingly, although the Company continues with the same core operations after the TSG Acquisition, the accompanying consolidated financial statements reflect Holdings’ historical accounting basis for the periods prior to the TSG Acquisition (the Predecessor) and the Company’s new accounting basis for the period following the TSG Acquisition (the Successor).

(2) Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements include the accounts of the Company and its predecessor, Holdings, and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany balances and transactions have been eliminated in consolidation.

The Company also consolidates entities in which it has a controlling financial interest, the usual condition of which is ownership of a majority voting interest. The Company also considers for consolidation certain interests where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity (VIE), is required to be consolidated by its primary beneficiary. The primary beneficiary of a VIE is considered to possess the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the rights to receive benefits from the VIE that are significant to it. The principal entities in which the Company possesses a variable interest include franchise entities and certain other entities. The Company is not deemed to be the primary beneficiary for Planet Fitness franchise entities. Therefore, these entities are not consolidated.

During 2012, certain changes occurred, including the TSG Acquisition, which impacted the consolidation status of certain VIEs. As such, the results of the Successor have been consolidated with Matthew Michael Realty LLC

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

(MMR) and PF Melville LLC (PF Melville) based on the determination that the Company is the primary beneficiary with respect to these VIEs. These entities are real estate holding companies that derive a majority of their financial support from the Company through lease arrangements.

The results of the Predecessor for all or a portion of the period from January 1, 2012 through November 7, 2012 have been consolidated with the following VIEs in which Holdings or one of its subsidiaries has been determined to be the primary beneficiary (see note 4):

•

304 Maplewood, LLC (304 Maplewood); MMC Fox Run, LLC (MMC Fox Run); MMCT Realty, LLC (MMCT); MMR, MMC Crosby Road LLC (MMC Crosby Road); and PF Melville (collectively, the Real Estate Entities). These are all real estate holding companies that previously had common ownership with Holdings and derived a majority of their financial support from Holdings (see note 4).

•

PFPA, LLC (PFPA), Fitness 41, LLC (Planet Fitness OK), and Pla-Fit Colorado, LLC (Colorado) operate Planet Fitness franchises in certain parts of Pennsylvania, Oklahoma, and Colorado, respectively. The aforementioned entities previously had common ownership with Holdings and received financial support from Holdings in the form of guarantees and advances. Holdings acquired the remaining ownership interest in PFPA on February 1, 2012 and Colorado on September 30, 2012 (see note 5). The common ownership in Planet Fitness OK was terminated on September 30, 2012 (see note 4).

With the exception of the change in basis, the accounting principles utilized are the same for the Predecessor and the Successor.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. Significant areas where estimates and judgments are relied upon by management in the preparation of the consolidated financial statements include revenue recognition, consolidation of VIEs, valuation of assets and liabilities in connection with acquisitions, valuation of share based compensation awards, and the evaluation of the recoverability of goodwill and long-lived assets, including intangible assets.

(c) Concentrations

Cash and cash equivalents are financial instruments, which potentially subject the Company to a concentration of credit risk. The Company invests its excess cash in several major financial institutions, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains balances in excess of these limits, but does not believe that such deposits with its banks are subject to any unusual risk.

The credit risk associated with trade receivables is mitigated due to the large number of customers, generally our franchisees, and their broad dispersion over many different geographic areas. We do not have any concentrations with respect to our revenues.

The Company purchases equipment, both for corporate-owned stores and for sales to franchisee-owned stores, from two primary vendors. For the year ended December 31, 2013 purchases from these two vendors comprised

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

66% and 27%, respectively of total equipment purchases. For the year ended December 31, 2014 purchases from these two vendors comprised 66% and 25%, respectively of total equipment purchases.

The Company, including Planet Fitness NAF, LLC (NAF) uses one primary vendor for advertising services. Purchases from this vendor totaled 68% and 61% of total advertising purchases for the years ended December 31, 2013 and 2014, respectively (see note 6 for further discussion of NAF).

(d) Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Cash held within the NAF is recorded as a restricted asset (see note 6).

(e) Revenue recognition

Franchise

The following revenues are generated as a result of transactions with or related to the Company’s franchisees.

Area development fees

Franchisees contractually enter into area development agreements (ADAs) to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opened under an ADA typically has performance obligations associated with it, the Company recognizes ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease. As of December 31, 2013 and 2014, the deferred revenue for ADAs was $7,867 and $8,215, respectively. ADAs generally have an initial term equal to the number of years over which the franchisee is required to open franchise stores, which is typically 5 to 10 years. There is no right of refund for an executed ADA. Upon default, as defined in the agreement, the Company may reacquire the rights pursuant to an ADA, and all remaining deferred revenue is recognized at that time.

Franchise fees and performance fees

For stores opened without an ADA, the Company generally charges an initial upfront nonrefundable franchise fee. Nonrefundable franchise fees are typically deferred until the franchisee executes a lease and receives initial training for the location, which is the point at which the Company has determined it has provided all of its material obligations required to recognize revenue. As of December 31, 2013 and 2014, the Company has recorded deferred franchise fees of $206 and $205, respectively, relating to stores to be opened in future years. These amounts are included in deferred revenue as of December 31, 2013 and 2014.

The individual franchise agreements typically have a 10-year initial term, but provide the franchisee with an opportunity to enter into successive renewals subject to certain conditions.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

Franchise agreements entered into prior to 2010 may include performance fees, which are fees earned by the Company upon each franchise store reaching a predetermined amount of total monthly membership billings. Performance fees are recognized when the related performance thresholds have been met.

Royalties

Royalties, which represent recurring fees paid by franchisees based on the franchisee-owned stores’ monthly membership billings, are recognized on a monthly basis over the term of the franchise agreement. As specified under certain franchise agreements, the Company recognizes additional royalty fees as the franchisee-owned stores attain contractual monthly membership billing threshold amounts. Beginning in 2010, for all new franchise agreements entered into, the Company began charging a fixed royalty percentage based upon gross membership billings.

Other fees

Online member join fees are paid to the Company by franchisees for processing new membership transactions when a new member signs up for a membership to a franchisee-owned store through the Company’s website.

Billing transaction fees are paid to the Company by franchisees for the processing of franchisee membership dues and annual fees through the Company’s third-party hosted point-of-sale system.

Placement

The Company is generally responsible for assembly and placement of equipment it sells to franchisee-owned stores. Placements revenue is recognized upon completion and acceptance of the services at the franchise location.

Commission income

The Company recognizes commission income from its franchisees’ use of preferred vendor arrangements. Commissions are recognized when amounts have been earned and collectability from the vendor is reasonably assured.

Corporate-owned stores

The following revenues are generated from stores owned and operated by the Company.

Membership dues revenue

Customers are offered multiple membership choices varying in length. Membership dues are earned and recognized over the membership term on a straight-line basis.

Enrollment fee revenue

Enrollment fees are charged to new members at the commencement of their membership. The Company recognizes enrollment fees ratably over the estimated duration of the membership life, which is generally two years.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

Annual membership fee revenue

Annual membership fees are annual fees charged to members in addition to and in order to maintain low monthly membership dues. The Company recognizes annual membership fees ratably over the 12-month membership period.

Retail sales

The Company sells Planet Fitness branded apparel, food, beverages, and other accessories. The revenue for these items is recognized at the point of sale.

Equipment

The Company sells and delivers equipment purchased from third-party equipment manufacturers to franchisee-owned stores. Equipment revenue is recognized upon the equipment being delivered to and assembled at each store and accepted by the franchisee. Franchisees are charged for all freight costs incurred for the delivery of equipment. Freight revenue is recorded within equipment revenue and freight costs are recorded within cost of revenue. The Company recognizes revenue on a gross basis in these transactions as management has determined the Company to be the principal in these transactions. Management determined the Company to be the principal because the Company is the primary obligor in these transactions, the Company has latitude in establishing prices for the equipment sales to franchisees, the Company has supplier selection discretion and is involved in determination of product specifications, and the Company bears all credit risk associated with obligations to the equipment manufacturers.

Equipment deposits are recognized as a liability on the accompanying consolidated balance sheets until delivery, assembly (if required), and acceptance by the franchisee. As of December 31, 2013 and 2014, equipment deposits were $2,647 and $6,675, respectively.

Sales tax

All revenue amounts are recorded net of applicable sales tax.

(f) Deferred revenue

Deferred revenue represents cash received from franchisees for ADAs and franchise fees for which revenue recognition criteria has not yet been met and cash received from members for enrollment fees, membership dues and annual fees for the portion not yet earned based on the membership period.

ASC Topic 805, Business Combinations, required the Successor to recognize a liability related to deferred revenue previously recorded by the Predecessor at its fair value on the acquisition date rather than its historical book value. As such, the Successor did not record $8,038 of deferred revenues that had been recorded by the Predecessor as of November 7, 2012, but instead reduced the value of goodwill as of November 8, 2012.

(g) Cost of revenue

Cost of revenue consists of direct costs associated with equipment sales, including freight costs, direct costs related to the maintenance and support of the Company’s proprietary system-wide point-of-sale system, and

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

the cost of retail merchandise sold in corporate-owned stores. Costs related to the point-of-sale system were $0, $0, $1,107 and $3,385 for the period from January 1, 2012 through November 7, 2012 (Predecessor), the period from November 8, 2012 through December 31, 2012 (Successor), and for the years ended December 31, 2013 and 2014 (Successor), respectively. Costs related to retail merchandise were immaterial in all periods presented. Rebates from equipment vendors where the Company has recognized the related equipment revenue and costs are recorded as a reduction to the cost of revenue.

(h) Store operations

Store operations consists of the direct costs related to operating corporate-owned stores, including our store management and staff, rent expense, utilities, supplies, maintenance, and local advertising.

(i) Selling, general and administrative

Selling, general and administrative expenses consist of costs associated with administrative and franchisee support functions related to our existing business as well as growth and development activities. These costs primarily consist of payroll, IT related, marketing, legal and accounting expenses. These expenses include costs related to placement services of $1,159, $532, $2,245, and $2,743, for the period from January 1, 2012 through November 7, 2012 (Predecessor), the period from November 8, 2012 through December 31, 2012 (Successor), and for the years ended December 31, 2013 and 2014 (Successor), respectively.

(j) Accounts and notes receivable

Accounts receivable is primarily comprised of amounts owed to the Company resulting from equipment, placement, and commission revenue. Notes receivable arise primarily from financing activities with franchisees. On a periodic basis, and at least annually, the Company evaluates its accounts and notes receivable and may establish an allowance for doubtful accounts based on collections and current credit conditions. Accounts are written off as uncollectible when it is determined that further collection efforts will be unsuccessful. Notes receivable are generally secured by all property, assets, and rights owned by the franchisee. Historically, the Company has not had a significant amount of write-offs.

(k) Leases and asset retirement obligations

The Company recognizes rent expense related to leased office and operating space on a straight-line basis over the term of the lease. The difference between rent expense and rent paid, if any, is the result of escalation provisions and lease incentives, such as tenant improvements provided by lessors, and is recorded as deferred rent in the Company’s consolidated balance sheets.

In accordance with ASC Topic 410, Asset Retirement and Environmental Obligations, the Company establishes assets and liabilities for the present value of estimated future costs to return certain leased facilities to their original condition. Such assets are depreciated on a straight-line basis over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs.

(l) Property and equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over its related estimated useful life. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset, whichever is shorter. Upon sale or retirement, the asset cost and related accumulated depreciation are removed from the respective accounts, and any related gain or loss is

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

reflected in the consolidated statements of operations. Ordinary maintenance and repair costs are expensed as incurred. The estimated useful lives of the Company’s fixed assets by class of asset are as follows:

Years
Buildings and building improvements	20–40
Computers and equipment	3
Furniture and fixtures	5
Leasehold improvements	Useful life or term of lease whichever is shorter
Fitness equipment	5–7
Vehicles	5

(m) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses, net of amounts reimbursed by franchisees, are included within selling, general and administrative expenses and totaled $4,708, $481, $5,731 and $7,272 for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor) and the years ended December 31, 2013 and 2014 (Successor), respectively. See note 6 for discussion of the national advertising fund.

(n) Goodwill, long-lived assets, and other intangible assets

Goodwill and other intangible assets that arise from acquisitions are recorded in accordance with ASC Topic 350, Intangibles—Goodwill and Other. In accordance with this guidance, specifically identified intangible assets must be recorded as a separate asset from goodwill if either of the following two criteria is met: (1) the intangible asset acquired arises from contractual or other legal rights; or (2) the intangible asset is separable. Intangibles are typically trade and brand names, customer relationships, noncompete agreements, reacquired franchise rights, and favorable or unfavorable leases. Transactions are evaluated to determine whether any gain or loss on reacquired franchise rights, based on their fair value, should be recognized separately from identified intangibles. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination.

Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed annually for impairment or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives on either a straight-line or accelerated basis as deemed appropriate, and are reviewed for impairment when events or circumstances suggest that the assets may not be recoverable.

The Company performs its annual test for impairment of goodwill and indefinite lived intangible assets on December 31 of each year. For goodwill, the first step of the impairment test is to determine whether the carrying amount of a reporting unit exceeds the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds the reporting unit’s fair value, the Company would be required to perform a second step of the impairment test as this is an indication that the reporting unit’s goodwill may be impaired. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. Any impairment loss would be recognized in an amount equal to the excess of the carrying value of

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

the goodwill over the implied fair value of the goodwill. The Company is also permitted to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If the Company concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test.

For indefinite lived intangible assets, the impairment assessment consists of comparing the carrying value of the asset to its estimated fair value. To the extent that the carrying value exceeds the fair value of the asset, an impairment is recorded to reduce the carrying value to its fair value. The Company is also permitted to make a qualitative assessment of whether it is more likely than not an indefinite lived intangible asset’s fair value is less than its carrying value prior to applying the quantitative assessment. If based on the Company’s qualitative assessment it is not more likely than not that the carrying value of the asset is less than its fair value, then a quantitative assessment is not required.

The Company determined that no impairment charges were required during any periods presented.

The Company applies the provisions of ASC Topic 360, Property, Plant and Equipment, which requires that long-lived assets, including amortizable intangible assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, then assets are required to be grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no events or changes in circumstances that required the Company to test for impairment during any of the periods presented.

(o) Income taxes

The Company and its wholly owned subsidiaries were formed as limited liability companies (LLCs) and have elected to be taxed as partnerships for both federal and state purposes (pass-through entities). For federal and certain state income tax purposes, the members of the Company include the net income or loss from the pass-through entities in their individual income tax returns. Additionally, other VIEs consolidated with the Company were formed as LLCs in their state of origin and have also elected to be taxed as pass-through entities. Beginning in 2014, the Company, through two wholly owned Canadian subsidiaries, is also subject to taxation in Canada.

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized for the expected future tax consequences attributable to temporary differences between the carrying amount of the existing tax assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The principal items giving rise to temporary differences are the use of accelerated depreciation and certain basis differences resulting from acquisitions including the TSG Acquisition. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company does incur state income taxes in certain states, principally New Hampshire.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs (see note 14).

During 2013 the Company changed its position with respect to taxes due on interest and dividends to the state of New Hampshire that had previously been paid by the members of the Predecessor. This resulted in the Company making tax payments in 2013 totaling $4,392 for periods prior to November 7, 2012. This amount is included within other income (expense) for the year ended December 31, 2013 for the Successor and is fully offset by amounts received from the members of the Predecessor as reimbursement for the taxes paid, also recorded within other income (expense) for the year ended December 31, 2013 for the Successor. This position is not available for periods subsequent to November 7, 2012 and therefore taxes on interest and dividends due and payable in the Successor periods are paid by the members of the Successor.

(p) Fair value measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The table below presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2013 and 2014:

	Total fair value at December 31, 2013	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate swap	$92	$—	$92	$—

	Total fair value at December 31, 2014	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate caps	$1,711	$—	$1,711	$—

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

The Company’s derivative assets as of December 31, 2014 consist of interest rate caps that effectively manage the risk above certain interest rates for a portion of the Company’s variable rate debt. The derivative positions are valued using models that use readily observable market parameters (such as forward yield curves) and are classified within Level 2 of the valuation hierarchy. The Company considers the credit risk of its counterparties when evaluating the fair value of its derivatives.

The Company’s interest rate cap and interest rate swap are the only asset or liability in the consolidated balance sheets measured at fair value as of December 31, 2013 and 2014, respectively. See note 11 for further discussion.

Assets and liabilities that are measured at fair value on a nonrecurring basis primarily include assets acquired and liabilities assumed in business combination transactions and assets and liabilities measured in the course of assessing goodwill and other long-lived assets for impairment. The fair values used in these nonrecurring measurements are generally Level 3 measurements.

(q) Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The carrying value of debt also approximates fair value as it is variable rate debt. The Company has determined that the determination of the fair value of amounts due from related parties under long-term arrangements is impracticable given the related-party nature of these arrangements. The carrying value of notes receivable approximates fair value based on similar interest rates charged for these arrangements in recent transactions.

(r) Derivative instruments and hedging activities

The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

The Company only enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

See note 11 for further information.

(s) Equity-based compensation

The Company has an equity-based compensation plan under which it receives services from employees as consideration for equity instruments of the Company. The compensation expense is determined based on the fair value of the award as of the grant date. Compensation expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. No compensation expense has been recognized related to the Company’s equity-based compensation plan since distributions in respect of these awards (other than tax distributions) are contingent upon a liquidity event occurring. See note 16 for further information.

(t) Guarantees

The Company, as a guarantor, is required to recognize, at inception of the guaranty, a liability for the fair value of the obligation undertaken in issuing the guarantee. See notes 4 and 17 for further discussion of such obligations guaranteed.

(u) Contingencies

The Company records estimated future losses related to contingencies when such amounts are probable and estimable. The Company includes estimated legal fees related to such contingencies as part of the accrual for estimated future losses.

(v) Reclassifications

Certain amounts have been reclassified to conform to current year presentation, including placement revenue which was previously classified in equipment revenue and is now classified in franchise revenue. Placement revenue was $1.3 million, $3.6 million, $6.3 million, and $8.5 million for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor), and the years ended December 31, 2013 and 2014 (Successor), respectively.

(w) Recent accounting pronouncements

The FASB issued ASU No. 2015-02, Income Statement—Consolidation in February 2015. This guidance affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the guidance 1) modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, 2) eliminates the presumption that a general partner should

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

consolidate a limited partnership, 3) affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and 4) provides a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

The FASB issued ASU No. 2015-01, Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items in January 2015. This guidance eliminates from GAAP the concept of extraordinary items. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the guidance prospectively. A reporting entity also may apply this guidance retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

The FASB issued ASU No. 2014-17, Business Combinations (Topic 805): Pushdown Accounting, in November 2014. ASU 2014-17 provides an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. This guidance is effective for annual periods beginning after December 15, 2015 and the effective date of adoption depends on the timing of that first in-scope transaction. Early adoption is permitted. The Company will evaluate whether to apply this guidance for applicable transactions in the future.

The FASB issued ASU No. 2014-12, Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period in June 2014.

This ASU finalizes Proposed ASU EITF-13D of the same name, and seeks to resolve the diversity in practice that exists when accounting for share-based payments. In particular, ASU 2014-12 requires a performance target that affects vesting and that could be achieved after the requisite service period to be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards, and, thus, the performance target should not be reflected in estimating the grant-date fair value of the award. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, with earlier adoption permitted. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect the new guidance will have on its consolidated financial statements and related disclosures and has not yet selected a transition method.

The FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity in April 2014. ASU 2014-08 changes the requirements for reporting discontinued operations. This ASU limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. The new standard became effective for any disposals of components of the Company in annual reporting periods beginning after December 15, 2014. The Company implemented the provisions of ASU 2014-08 as of January 1, 2015. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

The FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists in July 2013. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard will be applied prospectively but retrospective application is permitted. The Company implemented the provisions of ASU 2013-11 as of January 1, 2015. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

(3) TSG acquisition

On November 8, 2012, the Company was acquired in a transaction with TSG for $479,250. The consideration consisted of equity contributions totaling $314,250, including a rollover investment of $78,750 by MMC and $165,000 of interim notes payable from TSG to MMC. The interim notes payable were repaid in connection with the financing agreements entered into in December 2012 by the Successor (see note 10).

The following table summarizes the consideration and the fair values of the assets acquired and liabilities assumed at the acquisition date based on the final valuation and purchase price allocation:

Total consideration transferred, net of cash acquired	$459,086

Recognized amounts of identifiable assets acquired and liabilities assumed attheir fair values:
Accounts receivable	$7,364
Property, plant and equipment	28,461
Other assets	17,669
Identifiable intangibles	332,335
Accounts payable, accrued expenses and other liabilities assumed	(68,265)
Deferred revenues	(13,751)
Deferred income taxes	(1,937)

Total net assets acquired	301,876
Goodwill	157,210

Total	$459,086

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

The purchase price allocation to the identifiable intangible assets acquired is as follows:

	Weighted average useful life (in years)	Fair value
Trade and brand names	Indefinite	$146,300
Customer relationships	11	165,900
Noncompete agreements	5	14,500
Favorable leases, net	9	2,235
Order backlog	—	3,400

		$332,335

These acquired intangible assets are being amortized primarily on a straight-line basis, over their estimated useful lives by the Successor. Order backlog was amortized over the period in which the orders were fulfilled and certain customer relationships are being amortized on an accelerated basis.

The fair values of the intangible assets acquired were determined using the income approach based on significant inputs that are not observable. The Company considers the fair value of each of the acquired intangible assets to be Level 3 assets due to the significant estimates and assumptions used by management in establishing the estimated fair values.

In connection with the TSG Acquisition, the Predecessor incurred $6,638 of expenses that are included in the consolidated statement of operations for the period ended November 7, 2012, of which $4,792 was funded by equity contributions by MMC.

(4) Variable interest entities

The Company classifies income attributable to noncontrolling interests as part of consolidated net income and includes the accumulated amount of noncontrolling interests as a component of equity. Net income, excluding the amount allocable to noncontrolling interests, is presented as “Net income attributable to members of Pla-Fit Holdings, LLC.” The presentation of changes in equity distinguishes between equity amounts attributable to members and amounts attributable to the noncontrolling interests. Distributions to noncontrolling interests are classified as financing cash flows. In addition, increases and decreases in the Company’s controlling financial interests are reported within equity as long as such changes do not result in a loss of control. If a change occurs that results in loss of control and deconsolidation, any retained ownership interests are remeasured at fair value with the gain or loss reported in net income.

The carrying values of VIEs included in the consolidated financial statements as of December 31 are as follows:

	2013		2014
	Assets	Liabilities	Assets	Liabilities
PF Melville	$3,446	$—	$3,479	$—
MMR	2,754	—	2,750	—

Total	$6,200	$—	$6,229	$—

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

In August 2012, MMC became the sole members of PF Melville and management determined that the Company was the primary beneficiary of this VIE. Therefore, Holdings began consolidating PF Melville in August 2012. During 2013 the ownership of this entity changed; however, this did not impact the determination that the Company continues to be the primary beneficiary of this VIE.

During 2013, the ownership of MMR changed; however, the Company continues to be the primary beneficiary of this VIE, therefore MMR remains a consolidated VIE.

The TSG Acquisition and certain other transactions resulted in the deconsolidation of MMCT, 304 Maplewood, MMC Fox Run, and MMC Crosby during 2012.

On September 30, 2012, the Company acquired the remaining interest in Colorado from the individual members for one dollar (see note 5). This resulted in Colorado becoming a wholly owned subsidiary of Holdings rather than a consolidated VIE.

On February 1, 2012, the Company purchased 100% interest in PFPA and an affiliated entity, which were formerly 51% owned by the members of the Predecessor (see note 5). This resulted in PFPA becoming a wholly owned subsidiary of Holdings rather than a consolidated VIE.

On December 31, 2011, the operations of Planet Development, LLC, an entity which had been consolidated as a VIE based on common ownership, were discontinued. During 2012, the remaining net assets of Planet Development, LLC were distributed to the individual members of the Predecessor, and the Company recognized a $702 gain on the dissolution.

On September 30, 2012, one of the individual members of the Predecessor sold their interest in Planet Fitness OK and the Company recognized a $767 gain on the sale. As a result of this transaction, Planet Fitness OK is no longer a consolidated VIE.

The Company also has variable interests in certain franchisees mainly through the guarantee of certain debt and lease agreements as well as financing provided by the Company as well as by certain related parties; however, the Company has determined it is not the primary beneficiary of these franchisees based on the criteria described in note 2(a). The Company’s maximum obligation, as a result of its guarantees of leases and debt, is approximately $3,902 and $2,896 as of December 31, 2013 and 2014, respectively.

The amount of maximum obligation represents a loss that the Company could incur from the variability in credit exposure without consideration of possible recoveries through insurance or other means. In addition, the amount bears no relation to the ultimate settlement anticipated to be incurred from the Company’s involvement with these entities, which is estimated at $0.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

(5) Business acquisitions, dispositions, and noncontrolling interests

On March 31, 2014, the Company purchased certain assets from one of its franchisees, including eight franchisee-owned stores in New York, for consideration of $42,931, including a cash payment of $39,931 and a $3,000 discount to be applied to future equipment purchases. The $3,000 equipment discount has been recorded as deferred revenue by the Company and is being recognized as future equipment sales are made by the Company to the franchisee. In addition, as a result of the transaction, the Company incurred a loss on unfavorable reacquired franchise rights of $1,293, which has been reflected in other operating costs in the statement of operations. The loss incurred reduced the net purchase price to $41,638. The Company financed the purchase through its credit facility. The purchase consideration was allocated as follows:

Fixed assets	$7,634
Reacquired franchise rights	8,950
Membership relationships	5,882
Favorable leases, net	700
Other assets	35
Goodwill	19,771
Liabilities assumed, including deferred revenues	(1,334)

Total	$41,638

The following unaudited, pro forma financial information assumes the acquisition of these eight franchisee-owned stores occurred on January 1, 2013. The unaudited pro forma consolidated revenue and net income for the years ended December 31, 2013 and 2014 are provided for informational purposes only and do not purport to represent the Company’s actual consolidated results had each acquisition occurred on the date assumed, nor are these necessarily indicative of the Company’s future consolidated results of operations.

Years ended December 31, (unaudited)	2013	2014
Revenue	$228,772	$284,211
Net Income	$25,166	$41,039

Revenue and net income relating to the acquisition of these eight franchisee-owned stores since the acquisition date of March 31, 2014, amounting to $12,169 and $3,860, respectively, have been included in the consolidated statement of operations for the year ended December 31, 2014.

On September 30, 2012, Holdings acquired the remaining interest in Colorado from the individual members of the Predecessor for one dollar. In accordance with ASC Topic 810, Consolidation, because Colorado was already a consolidated VIE, Holdings recorded this purchase as an equity transfer of $(118) from noncontrolling interest to members’ equity.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

On August 10, 2012, the individual members of Holdings liquidated their ownership in a limited liability company that was established in 2009. In conjunction with the liquidation, Holdings forgave $650 of indebtedness to the franchise entity and the members received and concurrently contributed to Holdings certain assets of the entity, including 10 stores in New York and New Jersey (the NY/NJ acquisition). Holdings recorded this equity contribution at the fair value of the net assets contributed, in accordance with ASC Topic 805, Business Combinations. The fair value of the contribution was allocated based on a valuation as follows:

Amount
Fixed assets	$5,667
Reacquired franchise rights and membership relationships	14,900
Reacquired area development rights	600
Goodwill	22,488
Other assets	488
Unfavorable leases, net	(26)
Forgiveness of note receivable	(650)
Deferred tax liabilities	(438)
Liabilities assumed	(4,282)

Total	$38,747

On August 1, 2012, Holdings purchased the assets of a franchise entity, including four stores in Delaware and Pennsylvania, for a cash payment of $12,140. Holdings financed the purchase through its revolving credit facility and operating cash. The purchase price was allocated as follows:

Amount
Fixed assets	$2,022
Reacquired franchise rights and membership relationships	9,629
Reacquired area development rights	90
Goodwill	956
Liabilities assumed, including deferred revenues	(557)

Total	$12,140

On June 1, 2012, Holdings sold certain assets related to two stores in Rhode Island to a third party. In exchange for the assets sold, Holdings received a note receivable of $1,500. The note bears interest at 7% and calls for monthly payments of principal and interest with a lump-sum payment of $1,224 due upon maturity on July 1, 2015. Holdings recorded a $452 gain on the sale.

On February 1, 2012, Holdings purchased 100% interest in PFPA and an affiliated entity, which were formerly 51% owned by the members of the Predecessor. The combined purchase included 11 stores in Pennsylvania for an additional investment of approximately $5,000. Holdings financed the purchase through its revolving credit facility. In accordance with ASC Topic 810, Consolidation, because PFPA was already a consolidated VIE, Holdings recorded this purchase as an equity transaction, reducing members’ equity by $5,287 and increasing noncontrolling interest in VIEs by $392.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

In all of the acquisitions above, the estimated fair values of the intangible assets acquired were determined using the income approach based on significant inputs that are not observable. All amounts related to Predecessor transactions were revalued in connection with the TSG acquisition. The Company considers the fair value of each of the acquired intangible assets to be Level 3 assets due to the significant estimates and assumptions used by management in establishing the estimated fair values.

(6) National advertising fund

On July 26, 2011, the Company established NAF for the creation and development of marketing, advertising, and related programs and materials for all Planet Fitness stores. On behalf of the NAF, the Company collects 2% of gross monthly membership billings from franchisees, in accordance with the provisions of the franchise agreements. The Company also contributes 2% of monthly membership billings from corporate-owned stores to the NAF. The use of amounts received by NAF is restricted to advertising, product development, public relations, merchandising, and administrative expenses and programs to increase sales and further enhance the public reputation of the Planet Fitness brand. The Company consolidates and reports all assets and liabilities held by NAF. Amounts received by NAF are reported as restricted assets and restricted liabilities within current assets and current liabilities on the consolidated balance sheets. The Company provides administrative services to NAF and charges NAF a fee for providing those services. These services include accounting services, information technology, data processing, product development, legal and administrative support, and other operating expenses, which amounted to $534, $92, $865 and $1,010 for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 through December 31, 2012 (Successor) and for the years ended December 31, 2013 and 2014 (Successor), respectively. The fees paid to the Company by NAF are included in the consolidated statements of operations as a reduction in general and administrative expense, where the expense incurred by the Company was initially recorded.

(7) Notes receivable

The Company has various notes receivable from franchisees to facilitate ongoing business. Notes receivable consist of unpaid principal and accrued interest. There were two notes receivable as of December 31, 2014, with maturity dates ranging from July 1, 2015 to February 1, 2018. The balance as of December 31 consists of the following current and noncurrent portions:

	2013	2014
Current portion of notes receivable	$513	$1,290
Long-term portion of notes receivable	3,672	2,007

Total notes receivable	$4,185	$3,297

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

(8) Property and equipment

Property and equipment as of December 31 consists of the following:

	2013	2014
Land	$910	$910
Equipment	13,001	22,137
Leasehold improvements	19,001	27,361
Buildings and improvements	5,341	5,119
Vehicles	141	155
Other	2,343	4,250
Construction in progress	—	5,375

	40,737	65,307
Accumulated depreciation	(6,971)	(15,728)

Total	$33,766	$49,579

In connection with the TSG Acquisition, the gross value of property and equipment was adjusted to its estimated fair value and accumulated depreciation was reset to $0.

The Company recorded depreciation expense of $4,142, $869, $6,171 and $9,138 for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor) and for the years ended December 31, 2013 and 2014 (Successor), respectively. Refer to note 17 for capital lease commitments.

(9) Goodwill and intangible assets

A summary of goodwill and intangible assets at December 31, 2013 is as follows:

	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	11.3	$165,900	$(21,995)	$143,905
Noncompete agreements	5.0	14,500	(3,328)	11,172
Favorable leases	8.5	2,235	(284)	1,951
Order backlog	0.4	3,400	(3,400)	—

		186,035	(29,007)	157,028
Indefinite-lived intangible:
Trade and brand names	N/A	146,300	—	146,300

Total intangible assets		332,335	(29,007)	303,328

Goodwill		$157,210	$—	$157,210

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

A summary of goodwill and intangible assets at December 31, 2014 is as follows:

	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying Amount
Customer relationships	11.1	$171,782	$(41,130)	$130,652
Noncompete agreements	5.0	14,500	(6,229)	8,271
Favorable leases	7.5	2,935	(779)	2,156
Order backlog	0.4	3,400	(3,400)	—
Reacquired franchise rights	5.8	8,950	(1,167)	7,783

		201,567	(52,705)	148,862
Indefinite-lived intangible:
Trade and brand names	N/A	146,300	—	146,300

Total intangible assets		$347,867	$(52,705)	$295,162

Goodwill		$176,981	$—	$176,981

The changes in the carrying amount of goodwill are as follows:

	Franchise	Corporate- owned stores	Equipment	Total
As of December 31, 2012	$16,938	$47,606	$92,666	$157,210
Additions	—	—	—	—

As of December 31, 2013	16,938	47,606	92,666	157,210
Acquisition of franchises	—	19,771	—	19,771

As of December 31, 2014	$16,938	$67,377	$92,666	$176,981

Amortization expense related to the intangible assets totaled $1,499, $6,124, $22,883 and $23,698 for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor), and for the years ended December 31, 2013 and 2014 (Successor), respectively. Included within these total amortization expense amounts are $34, $246, and $495 related to amortization of favorable and unfavorable leases for the period from November 8, 2012 to December 31, 2012, and for the years ended December 31, 2013 and 2014, respectively. Amortization of favorable and unfavorable leases is recorded within store operations as a component of rent expense in the consolidated statements of operations. The anticipated annual amortization expense to be recognized in future years as of December 31, 2014 is as follows:

2015	$21,519
2016	19,756
2017	18,215
2018	14,582
2019	14,215
Thereafter	60,575

Total	$148,862

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

(10) Long-term debt

Long-term debt as of December 31 consists of the following:

	2013	2014

Pla-Fit Holdings:
Term loan B requires quarterly installments plus interest through the term of the loan, maturing March 31, 2021. Outstanding borrowings bear interest at LIBOR or base rate (as defined) plus a margin at the election of the borrower (4.75% at December 31, 2014)	$—	$387,075
Revolving credit line, requires interest only payments through the term of the loan, maturing March 31, 2019. Outstanding borrowings bear interest at LIBOR or base rate (as defined) plus a margin at the election of the borrower (4.25% at December 31, 2014)	—	—
Term loan A requires quarterly installments plus interest through the term of the loan, maturing December 14, 2017. Outstanding borrowings bear interest at LIBOR or base rate (as defined) plus a margin at the election of the borrower Term Loan repaid on March 31, 2014	182,875	—
Revolving credit line requires interest only payments through the term of the loan, maturing December 14, 2017. Outstanding borrowings bear interest at LIBOR or base rate (as defined) plus a margin at the election of the borrower Revolving credit line terminated on March 31, 2014	—	—

	182,875	387,075
Current portion of long-term debt and line of credit	9,500	3,900

Long-term debt, net of current portion	$173,375	$383,175

On March 31, 2014, the Company entered into a five-year $430,000 credit facility with a consortium of banks and lenders to refinance the existing indebtedness, as well as to provide funds for working capital, capital expenditures, acquisitions, and general corporate purposes. The facility consists of a $390,000 Term Loan and a $40,000 Revolving Credit Facility. The unused portion of the Revolving Credit Facility as of December 31, 2014 was $40,000. The Term Loan calls for quarterly principal installment payments of $975 through March 2021. Capitalized debt issuance costs associated with the financing totaled $7,785 and are reflected in other long-term assets in the Successor’s consolidated balance sheet, net of accumulated amortization of $886 as of December 31, 2014.

On December 12, 2012, the Company entered into a five-year $230,000 credit facility with a consortium of banks led by J.P. Morgan Chase Bank (JP Morgan) to refinance existing indebtedness, as well as to provide funds for working capital, capital expenditures, loans to franchisees, acquisitions, and general corporate purposes. The facility consisted of a $190,000 Term Loan and $40,000 Revolving Credit Facility. The Term Loan was paid in full as a result of the Credit Facility entered into on March 31, 2014. Capitalized debt issuance costs associated with the financing totaled $7,161. As part of the Credit Facility transaction on March 31, 2014, the Company wrote off the portions of the unamortized debt issuance costs related to the term loan as well as a portion of the debt issuance costs related to the revolving credit facility totaling $4,697. This amount is

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

reflected as a loss on extinguishment in the consolidated statement of operations. Unamortized debt issuance costs associated with the 2012 credit facility of $447 is reflected in other long-term assets in the Company’s consolidated balance sheet, net of accumulated amortization of $51 as of December 31, 2014.

In conjunction with the TSG Acquisition, TSG issued notes payable to MMC totaling $165,000. These notes bore interest at 10% annually and were scheduled to mature on November 7, 2013. These interim notes payable were repaid in full and terminated in connection with executing the JP Morgan Term Loan A.

The Company’s five-year $430,000 credit facility requires the Company to meet certain financial covenants, which the Company was in compliance with as of December 31, 2014. The facility is secured by all of the Company’s assets, excluding the assets attributable to the VIEs (see note 4).

Future annual principal payments of long-term debt as of December 31, 2014 are as follows:

2015	$3,900
2016	3,900
2017	3,900
2018	3,900
2019	3,900
Thereafter	367,575

Total	$387,075

(11) Derivative instruments and hedging activities

During 2013 the Company entered into interest-rate-related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments. The Company does not enter into derivative instruments for any purpose other than cash flow hedging. The Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is an asset, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is a liability, the Company owes the counterparty and, therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is higher than A1/A+ at the inception of the derivative transaction. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

The Company assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company monitors interest rate risk attributable to both the Company’s outstanding or forecasted debt obligations as well as the Company’s offsetting hedge positions.

A component of the interest due on the Company’s long-term debt is based on the variable London Interbank Offered Rate (LIBOR). The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, in 2013, management entered into LIBOR based interest rate swap agreements to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable-rate cash flow exposure on a portion of its debt obligations to fixed-rate cash flows. Under the terms of the interest rate swaps, the Company receives LIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged. As of December 31, 2013, the total notional amount of the Company’s outstanding interest-rate swap agreements that were entered into was $90,630. The Company’s interest rate swaps were terminated in 2014 and the Company recorded a loss of $248 within interest expense in the consolidated statement of operations.

In September 2014, the Company entered into a series of LIBOR based interest rate cap agreements in exchange for premium payments of $2.4 million to effectively manage our risk above certain interest rates and mitigate our exposure to changes in interest rates under the term loan. The interest rate caps are for a total notional amount of $194 million. The term of the interest rate caps began on September 30, 2014 and ends on September 29, 2017. The interest rate cap agreements are designed to cap the LIBOR interest rate into a fixed interest rate if the LIBOR goes above the set cap amounts of 1.5%. The derivative instruments are designated as cash flow hedges, and the effective portion of the change in the fair value of the derivative is recognized as a component of accumulated other comprehensive income (loss) until the underlying item is recognized in earnings or the forecasted transaction is no longer probable of occurring. As of December 31, 2014, the total notional amount of the Company’s outstanding interest-rate cap agreements that were entered into to hedge interest rate changes above 1.5% LIBOR was $194 million.

Changes in the fair value of interest rate swaps and caps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

There were no derivative instruments in place prior to 2013.

The Company has recorded a reduction to the interest rate cap of $662 within other assets with a corresponding amount included within accumulated other comprehensive loss as of December 31, 2014. The Company recorded a deferred gain of $92 within other assets related to its interest rate swaps with a corresponding amount included within accumulated other comprehensive income as of December 31, 2013. These amounts have been measured at fair value and are considered to be a Level 2 fair value measurement.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

As of December 31, 2014, the Company does not expect to reclassify any amounts included in accumulated other comprehensive income into earnings during the next 12 months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives’ loss to earnings include the re-pricing of variable-rate debt.

(12) Deferred revenue

The summary set forth below represents the balances in deferred revenue as of December 31:

	2013	2014
Prepaid membership fees	$4,693	$5,382
Enrollment fees	1,603	1,692
Equipment discount	—	2,689
Annual membership fees	4,268	5,696
Area development and franchise fees	8,073	8,420

Total deferred revenue	18,637	23,879
Long-term portion of deferred revenue	7,193	9,330

Current portion of deferred revenue	$11,444	$14,549

Equipment deposits received in advance of assembly and customer acceptance as of December 31, 2013 and 2014 were $2,647 and $6,675, respectively.

(13) Related party transactions

Amounts due from members as of December 31, 2013 and 2014 relate to reimbursements for taxes owed and paid by the Company on their behalf.

	2013	2014
Accounts receivable—related entities	$7	$11
Accounts receivable—members	1,325	1,130

	1,332	1,141
Due from related parties, current portion	1,332	1,141

Due from related parties, net of current portion	$—	$—

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

Activity with entities considered to be related parties is summarized below.

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(Predecessor)	(Successor)
Franchise revenue	$1,783	$23	$1,620	$733
Equipment revenue	2,988	—	855	3,711

Total revenue from related parties	$4,771	$23	$2,475	$4,444

During the period from January 1, 2012 to November 7, 2012 (Predecessor), the Company earned interest income of $326 on notes receivable from related parties. The Company has not earned interest income on notes receivable from related parties after the period ended November 7, 2012. All funds advanced to these entities were used to assist in financing of the respective operations. In addition, the Company guarantees certain operating leases and debt agreements of these entities (see note 17).

The Company paid management fees to TSG totaling $147 during the period from November 8, 2012 to December 31, 2012 (Successor), and totaling $1,136 and $1,211 during the years ended December 31, 2013 and 2014 (Successor), respectively.

(14) Income taxes

The provision (benefit) for income taxes consists of the following:

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(Predecessor)	(Successor)

Current:
State	$681	$157	$2,063	$1,078
Foreign	—	—	—	168

Total current tax expense	681	157	2,063	1,246

Deferred:
State	(25)	(101)	(1,430)	217
Foreign	—	—	—	(280)

Total deferred tax (benefit) expense	(25)	(101)	(1,430)	(63)

Provision for income taxes	$656	$56	$633	$1,183

The Company’s effective tax rate during all periods presented is significantly lower than the U.S. federal statutory tax rate of 35% due to its election to be treated as a pass-through entity for U.S. federal income taxes and for most state income taxes. Net deferred tax liabilities of $406 and $343 as of December 31, 2013 and

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

2014, respectively, relate primarily to the tax effects of temporary differences for acquired intangible assets. Deferred tax assets as of December 31, 2013 and 2014 are immaterial and included in other assets in the accompanying consolidated balance sheets. The Company has net operating loss carryforwards related to its Canada operations of approximately $280, which begin to expire in 2034. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

As of December 31, 2013 and 2014, the total liability related to uncertain tax positions is $300. The Company recognizes interest accrued and penalties, if applicable, related to unrecognized tax benefits in income tax expense. Interest and penalties for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor) and for the years ended December 31, 2013 and 2014 were not material.

The Company’s open years for income tax examination purposes are 2011 through 2013.

(15) Members’ equity

Each of the Company’s limited liability company (LLC) subsidiaries and VIEs operate like a partnership, and therefore, profits and losses are allocated on a basis defined in the LLC agreement. The LLCs make capital distributions of cash available on the basis defined in the LLC agreement. Thereafter, distributions are made according to each partner’s or member’s interests in the LLC. As of December 31, 2014, all of the priority distribution payments, per the agreement of all of the partners of the LLC, have been made.

(16) Equity-based compensation plan

In 2013, the Company’s Board of Directors adopted the 2013 Equity Incentive Plan (the “Plan”). Under the Plan, the Company has granted awards in the form of Class M Units to employees and directors of the Company and its subsidiaries. A maximum of 526.316 Class M Units may be granted under the Plan. Awards under the Plan are granted on a discretionary basis and are subject to the approval of the Company’s Board of Directors. The Class M Units receive distributions (other than tax distributions) only upon a liquidity event, as defined, that exceeds a threshold equivalent to the fair value of the Company, as determined by the Company’s Board of Directors, at the grant date. Eighty percent of the awards vest over five years of continuous employment or service while the other twenty percent only vest in the event of an initial public offering of the Company’s common stock or that of its parent or one of its subsidiaries, subject to the holder of the Class M Units remaining employed or providing services on the date of such initial public offering. All awards include a repurchase option at the election of the Company for the vested portion upon termination of employment or service. The Class M Units provide for accelerated vesting if there is a Company Sale (as defined in the Company’s LLC agreement), subject to the holder of the Class M Units remaining employed or providing services on the date of such transaction. The Plan and all awards granted under it will terminate on the tenth anniversary of the date the Plan was adopted by the Company’s Board of Directors. These awards are accounted for as equity at their fair value as of the grant date; however, no expense has been recorded since distributions in respect of the Class M Units (other than tax distributions) are contingent upon a liquidity event.

The fair value of each award was estimated on the date of grant using a Monte Carlo simulation model.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

The weighted average assumptions for the grants are provided in the following table. Since the Company’s shares are not publicly traded, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The term is based on the estimated time to a liquidity event. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

Valuation assumptions:

	Year ended December 31, 2013	Year ended December 31, 2014
Expected dividend yield	—%	—%
Expected volatility	39.4%	36.8%
Expected term (in years)	3.7	1.7
Risk-free interest rate	0.8%	0.4%

A summary of Class M Unit activity is presented below:

	Time and liquidity event based	Liquidity event based	Total units	Weighted average grant date fair value
Outstanding at January 1, 2013	—	—	—	$—
Units granted	345.262	86.315	431.577	$10,047

Outstanding at December 31, 2013	345.262	86.315	431.577	$10,047
Units granted	96.841	24.210	121.051	$5,993
Units forfeited	(37.895)	(9.473)	(47.368)	$6,148

Outstanding at December 31, 2014	404.208	101.052	505.260	$9,436

Vested at December 31, 2014	93.473	—	93.473	$10,206

The weighted average grant-date fair value of the Class M Units vested during the years ended December 31, 2013 and 2014 was $10,656 and $10,047 respectively. During the years ended December 31, 2013 and 2014, 24.421 and 69.052 units vested, respectively, but were not yet exercisable due to the fact that exercisability is contingent on a liquidity event. No distributions were paid under these awards in 2013 or 2014 and no awards were forfeited in 2013. At December 31, 2014, there was $4,767 of total unrecognized compensation cost related to all awards granted under this Plan. The timing of recognition of this amount will depend on if and when a liquidity event should occur.

(17) Commitments and contingencies

(a) Capital lease commitments

The Company is obligated under a number of lease agreements for equipment. Certain of these leases have been determined to be capital leases and the assets and liabilities have been recorded at the lesser of the present value of the minimum lease payments or the fair value of the assets. Depreciation of the assets held under capital leases is included in depreciation expense.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

Following is the property and equipment under capital lease commitments by major class as of December 31:

	2013	2014
Property class:
Equipment	$4,774	$4,774
Leasehold improvements	1,542	1,542
Less accumulated depreciation	(2,161)	(3,756)

	$4,155	$2,560

Approximate future annual minimum gross lease payments due under capital leases are as follows:

2015	$390
2016	47

Total gross lease payments	437
Less interest included in payments	(16)

Net future annual lease payments due under capital leases	421
Less current portion	376

Long-term portion	$45

(b) Operating lease commitments

The Company rents equipment, office, and warehouse space at various locations in the United States and Canada under noncancelable operating leases. Rental expense was $7,848, $1,904, $13,830 and $16,980 for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor) and for the years ended December 31, 2013 and 2014 (Successor), respectively. Approximate annual future commitments under noncancelable operating leases as of December 31, 2014 are as follows:

2015	$13,147
2016	13,350
2017	12,955
2018	12,137
2019	10,748
Thereafter	56,532

Total minimum lease payments	$118,869

(c) Guarantees

On October 7, 2008, the Company entered into an agreement with Main Street Bank (MSB), a Texas banking association, for all franchisees seeking financing to acquire equipment and other property. This agreement provides financing to all qualified franchisees for up to $40,000 (as defined in the agreement). The maximum length for any one loan is 72 months.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

The Company earns a commission from MSB of up to 1.5% of the total funded leases provided to the franchisees, including origination fees. The Company has not earned any fees or commissions from MSB during any of the periods presented.

At inception, the Company was obligated to MSB in an initial aggregate amount of up to $4,000 for leases subject to a subsequent default, which declines over the term of the agreement, as defined, provided that there has been no breach by the Company of its material representations, warranties, or covenants under the agreement. The Company’s maximum potential obligation as of December 31, 2014 was approximately $137. The Company has determined the fair value of these guarantees at inception is not material and no accrual is recorded as of December 31, 2013 or 2014.

The Company has also guaranteed certain other leases and debt agreements of entities related through common ownership. These guarantees relate to leases for operating space, equipment, and other operating costs of franchises operated by the related entities. The Company’s maximum total commitment under these agreements is approximately $2,759 and would only require payment upon default by the primary obligor. The Company has determined the fair value of these guarantees at inception is not material, and as of December 31, 2013 and 2014, no accrual has been recorded for the Company’s potential obligation under its guaranty arrangement.

(d) Legal matters

From time to time, and in the ordinary course of business, the Company is subject to various claims, charges, and litigation, such as employment-related claims and slip and fall cases. The Company is not currently aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s financial position or result of operations.

(e) Purchase commitments

As of December 31, 2014, the Company had advertising purchase commitments of approximately $8,182, including commitments made by the NAF. In addition the Company had open purchase orders of approximately $17,371 primarily related to equipment to be sold to franchisees.

(f) Performance incentive plan

During 2013, the Company adopted the 2013 Performance Incentive Plan, which calls for pre-determined bonus amounts totaling $311 to be paid to employees of the Company upon a future liquidity event of the Company, including an initial public offering, that exceeds a pre-determined threshold. Given the uncertainty of the underlying event, no compensation expense has been recorded in 2013 or 2014 related to this Plan. The bonuses would be recorded in the period in which the liquidity event occurs.

(18) Retirement plan

The Company maintains a 401(k) deferred tax savings plan (the Plan) for eligible employees. The Plan provides for the Company to make an employer matching contribution currently equal to 100% of employee deferrals up to a maximum of 4% of each eligible participating employees’ wages. Total employer matching contributions expensed in the consolidated statements of operations were approximately $73, $18, $214, and $211 for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor) and for the years ended December 31, 2013 and 2014 (Successor), respectively.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

(19) Segments

The Company has three reportable segments: (i) Franchise; (ii) Corporate-owned stores; and (iii) Equipment.

The Company’s operations are organized and managed by type of products and services and segment information is reported accordingly. The Company’s chief operating decision maker (the “CODM”) is its Chief Executive Officer. The CODM reviews financial performance and allocates resources by reportable segment. There have been no operating segments aggregated to arrive at the Company’s reportable segments.

The Franchise segment includes operations related to the Company’s franchising business in the United States, Puerto Rico, and Canada. The Corporate-owned stores segment includes operations with respect to all Corporate-owned stores throughout the United States and Canada. The Equipment segment includes the sale of equipment to franchisee-owned stores.

The accounting policies of the reportable segments are the same as those described in note 2. The Company evaluates the performance of its segments and allocates resources to them based on revenue and earnings before interest, taxes, depreciation, and amortization, referred to as Segment EBITDA. Revenues for all operating segments include only transactions with unaffiliated customers and include no intersegment revenues. No individual customer accounted for more than 10% of total revenues by segment or in total for any periods presented.

The tables below summarize the financial information for the Company’s reportable segments for the period from January 1, 2012 through November 7, 2012 (Predecessor), the period from November 8, 2012 through December 31, 2012 (Successor), and the years ended December 31, 2013 and 2014 (Successor). The “Corporate and other” column as it relates to Segment EBITDA primarily includes corporate overhead costs, such as payroll and related benefit costs and professional services which are not directly attributable to any individual segment.

	Revenue
	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(Predecessor)	(Successor)
Franchise segment	$28,478	$6,257	$44,157	$71,806
Corporate-owned stores segment	40,360	8,822	67,364	85,041
Equipment segment	49,062	26,708	99,488	122,930

Total	$117,900	$41,787	$211,009	$279,777

Franchise segment revenue includes franchise revenue and commission income.

Franchise revenue includes $117, $26, $201, and $351 generated from franchisee-owned stores in Puerto Rico for the period from January 1, 2012 through November 7, 2012 (Predecessor), the period from November 8, 2012 through December 31, 2012 (Successor), and the years ended December 31, 2013 and 2014 (Successor). The Company’s Canadian corporate-owned stores generated $19 in revenue for the year ended December 31, 2014. Equipment revenue includes $638, $0, $1,327, and $1,128 related to equipment sold to franchisee-owned stores in Puerto Rico for the period from January 1, 2012 through November 7, 2012 (Predecessor), the period

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

from November 8, 2012 through December 31, 2012 (Successor), and the years ended December 31, 2013 and 2014 (Successor). All other revenue for all periods presented was generated from corporate-owned and franchisee-owned stores within the United States. Franchise revenue includes $3,629, $1,312, $6,315, and $8,450 generated from placement services for the period from January 1, 2012 through November 7, 2012 (Predecessor), the period from November 8, 2012 through December 31, 2012 (Successor), and the years ended December 31, 2013 and 2014 (Successor).

	Segment EBITDA
	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(Predecessor)	(Successor)
Franchise	$17,793	$4,934	$30,123	$53,109
Corporate-owned stores	11,585	2,194	21,742	31,705
Equipment	6,713	5,312	19,791	26,447
Corporate and other	(5,161)	(841)	(7,504)	(18,642)

Total	$30,930	$11,599	$64,152	$92,619

The following table reconciles total Segment EBITDA to income before taxes:

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(Predecessor)	(Successor)
Total Segment EBITDA	$30,930	$11,599	$64,152	$92,619
Less: Depreciation and amortization	5,676	6,959	28,808	32,341
Less: Other income (expense)	29	(125)	(694)	(1,261)

Income from operations	25,225	4,765	36,038	61,539
Interest expense, net	(1,352)	(2,430)	(8,912)	(21,800)
Other income (expense)	29	(125)	(694)	(1,261)

Income before income taxes	$23,902	$2,210	$26,432	$38,478

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

The following table summarizes the Company’s assets by reportable segment:

	2013	2014
Franchise	$193,997	$183,964
Corporate-owned stores	144,315	161,183
Equipment	215,670	250,578
Unallocated	8,114	13,551

Total consolidated assets	$562,096	$609,276

The table above includes $2,011 of long-lived assets located in the Company’s corporate-owned stores in Canada as of December 31, 2014. The Company had no assets outside the United States prior to 2014.

(20) Corporate-owned and franchisee-owned stores

The following table shows changes in our corporate-owned and franchisee-owned stores for the period from January 1, 2012 to November 7, 2012 (Predecessor), the period from November 8, 2012 to December 31, 2012 (Successor), and for the years ended December 31, 2013 and 2014 (Successor):

	Period from January 1, 2012 through November 7, 2012	Period from November 8, 2012 through November 7, 2012	Years ended December 31,

			2013	2014
	(Predecessor)	(Successor)

Franchisee-owned stores:
Stores operated at beginning of period	457	526	562	704
New stores opened	82	36	148	169
Stores acquired from corporate	3	—	—	—
Stores debranded, sold or consolidated	(16)	—	(6)	(10)

Stores operated at end of period	526	562	704	863

Corporate-owned stores:
Stores operated at beginning of period	31	44	44	45
New stores opened	—	—	1	2
Stores acquired from franchisees	16	—	—	8
Stores sold	(3)	—	—	—

Stores operated at end of period	44	44	45	55

Total stores:
Stores operated at beginning of period	488	570	606	749
New stores opened	82	36	149	171
Stores debranded, sold or consolidated	—	—	(6)	(2)

Stores operated at end of period	570	606	749	918

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

(21) Pro forma financial information (unaudited)

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and net income attributable to Planet Fitness, Inc., the registrant in the accompanying Registration Statement on Form S-1 (Form S-1) to register shares of Class A common stock of Planet Fitness, Inc. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of 40.5%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 26.5% portion of income before taxes, excluding income from variable interest entities, that represents the economic interest in Pla-Fit Holdings, LLC that will be held by Planet Fitness Inc. upon completion of the Merger and Reclassification disclosed in the Form S-1, but before application of the proceeds of the offering. The unaudited pro forma financial information also reflects an effective tax rate of 3.0% applied to noncontrolling interests representing the remaining 73.5% portion of income before taxes, excluding income from variable interest entities, related to Pla-Fit Holdings, LLC. The sum of these amounts represents total pro forma provision for income taxes of $4,800.

The unaudited pro forma financial information also reflects the effects of the Merger and Reclassification on the allocation of pro forma net income between noncontrolling interests and Planet Fitness, Inc. After the Merger and Reclassification, but prior to the completion of the offering, the noncontrolling interests of Planet Fitness, Inc. held by the continuing owners of Pla-Fit Holdings, LLC will have a 26.5% economic ownership of Pla-Fit Holdings, LLC, and as such, 73.5% of pro forma net income will be attributable to the noncontrolling interests.

Unaudited pro forma net income per share has been computed to give effect to the number of shares issued in the offering whose proceeds would be necessary to pay the distributions to members totaling $173,900 during the year ended December 31, 2014 and $140,000 during the three months ended March 31, 2015 as if such distributions occurred on January 1, 2014, to the extent such distributions are in excess of the pro forma net income of $6,034 attributable to Planet Fitness, Inc. for the year ended December 31, 2014. The pro forma unaudited net income per share has been prepared using pro forma net income, as set forth above, which reflects the pro forma effects on provision for income taxes and the allocation of pro forma net income between noncontrolling interests and Planet Fitness, Inc., resulting from the Merger and Reclassification, but before application of the proceeds of the offering. In addition, pro forma weighted average shares outstanding includes Class A common stock of Planet Fitness, Inc. that will be outstanding after the Merger and Reclassification, but before the offering, as well as shares issued in the offering whose proceeds would be necessary to pay the distributions to members as set forth above.

Pla-Fit Holdings, LLC and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except unit and per unit amounts)

The supplemental pro forma information has been computed, assuming an initial public offering price of $15.00 per share, the midpoint in the estimated price range set forth on the cover of the prospectus included in the Company’s Form S-1 Registration Statement. The computations assume there will be no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Year ended December 31, 2014
Pro forma net income attributable to Planet Fitness, Inc.—basic and diluted	$6,034

Pro forma weighted average shares of Class A common stock—basic and diluted (thousands)
Weighted average shares outstanding during the period prior to the offering	26,112
Shares issued in the offering necessary to pay member distributions	9,123

Pro forma weighted average shares of Class A common stock	35,235

Pro forma net income per share—basic and diluted	$0.17

(22) Subsequent events

The Company has evaluated events that have occurred subsequent to December 31, 2014 through March 25, 2015, the date these consolidated financial statements were available to be issued.

Pla-Fit Holdings, LLC and subsidiaries

Condensed consolidated balance sheets

(Unaudited)

(Amounts in thousands)

	December 31,	March 31, 2015
	2014	2015

Assets

Current assets:
Cash and cash equivalents	$43,291	$27,532
Accounts receivable, net of allowance for bad debts of $399 and $388 at December 31, 2014 and March 31, 2015, respectively	19,275	9,444
Due from related parties, current	1,141	1,139
Inventory	3,012	2,011
Restricted assets—NAF (note 5)	—	364
Other current assets	8,599	7,857

Total current assets	75,318	48,347
Property and equipment, net	49,579	51,587
Intangible assets, net	295,162	289,779
Goodwill	176,981	176,981
Other assets, net	12,236	12,873

Total assets	$609,276	$579,567

Liabilities and Equity

Current liabilities:
Current maturities of long-term debt	$3,900	$5,100
Accounts payable	26,738	10,515
Member distribution payable	—	7,496
Accrued expenses	8,494	7,580
Current maturities of obligations under capital leases	376	249
Equipment deposits	6,675	6,445
Restricted liabilities—NAF (note 5)	—	364
Deferred revenue, current	14,549	13,634
Other current liabilities	153	129

Total current liabilities	60,885	51,512

Long-term debt, net of current maturities	383,175	501,000
Obligations under capital leases, net of current portion	45	34
Deferred rent, net of current portion	3,012	4,035
Deferred revenue, net of current portion	9,330	9,443
Deferred tax liabilities—non current	606	638
Other liabilities	474	480

Total noncurrent liabilities	396,642	515,630

Commitments and contingencies (note 13)

Equity:
Members’ equity	146,156	7,397
Accumulated other comprehensive loss	(636)	(1,314)

Total equity attributable to Pla-Fit Holdings, LLC	145,520	6,083
Noncontrolling interests in variable interest entities	6,229	6,342

Total equity	151,749	12,425

Total liabilities and equity	$609,276	$579,567

See accompanying notes to condensed consolidated financial statements.

Pla-Fit Holdings, LLC and subsidiaries

Condensed consolidated statements of operations

(Unaudited)

(Amounts in thousands except per share amounts)

	Quarter ended March 31,
	2014	2015

Revenue:
Franchise	$12,461	$16,967
Commission income	4,039	4,790
Corporate-owned stores	17,703	23,546
Equipment	23,391	31,619

Total revenue	57,594	76,922

Operating costs and expenses:
Cost of revenue	19,225	25,946
Store operations	10,382	14,341
Selling, general and administrative	6,620	14,138
Depreciation and amortization	6,536	8,201
Other loss (gain)	1,293	(6)

Total operating costs and expenses	44,056	62,620

Income from operations	13,538	14,302

Other income (expense), net:
Interest income	80	173
Interest expense	(6,642)	(4,929)
Other expense	(379)	(736)

Total other expense, net	(6,941)	(5,492)

Income before taxes	6,597	8,810
Provision for income taxes	338	272

Net income	6,259	8,538
Less net income attributable to noncontrolling interests	209	113

Net income attributable to Pla-Fit Holdings, LLC	$6,050	$8,425

Pro forma financial information (note 16)
Historical income before taxes		$8,810
Pro forma provision for income taxes		1,099

Pro forma net income		7,711
Pro forma net income attributable to noncontrolling interests		6,330

Pro forma net income attributable to the Company		$1,381

Pro forma net income per share information (note 16)
Pro forma net income per share of Class A common stock
Basic		$0.04
Diluted		$0.04
Pro forma weighted average shares of Class A common stock outstanding (in thousands)
Basic		35,235
Diluted		35,235

See accompanying notes to condensed consolidated financial statements.

Pla-Fit Holdings, LLC and subsidiaries

Condensed consolidated statements of comprehensive income

(Unaudited)

(Amounts in thousands)

	Quarter ended March 31,
	2014	2015
Net income including noncontrolling interests	$6,259	$8,538

Other comprehensive income (loss), net:
Loss on interest rate swaps	(92)	—
Unrealized loss on interest rate cap	—	(779)
Foreign currency translation adjustments	—	101

Total other comprehensive loss	(92)	(678)

Total comprehensive income including noncontrolling interests	6,167	7,860
Less: total comprehensive income attributable to noncontrolling interests	209	113

Total comprehensive income attributable to Pla-Fit Holdings, LLC	$5,958	$7,747

See accompanying notes to condensed consolidated financial statements.

Pla-Fit Holdings, LLC and subsidiaries

Condensed consolidated statements of cash flows

(Unaudited)

(Amounts in thousands)

	Quarter ended March 31,
	2014	2015
Cash flows from operating activities:
Net income	$6,259	$8,538

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,535	8,201
Amortization of deferred financing costs	380	305
Amortization of favorable leases and asset retirement obligations	62	113
Deferred tax benefit	2	7
Provision for bad debts	—	11
Gain on disposal of property and equipment	—	(6)
Unrealized loss on interest rate swaps	(59)	—
Loss on extinguishment of debt	4,697	—

Changes in operating assets and liabilities, excluding effects of acquisitions and dispositions:
State income taxes	214	290
Accounts receivable	5,675	9,792
Notes receivable and due from related parties	120	50
Inventory	4	1,001
Other assets and other current assets	(106)	422
Accounts payable and accrued expenses	(15,190)	(16,745)
Other liabilities and other current liabilities	(246)	15
Equipment deposits	1,286	(230)
Deferred revenue	(1,755)	(717)
Deferred rent	301	992

Net cash provided by operating activities	8,179	12,039

Cash flows from investing activities:
Additions to property and equipment	(823)	(5,326)
Acquisition of franchises	(38,638)	—
Proceeds from sale of property and equipment	—	6

Net cash used in investing activities	(39,461)	(5,320)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	390,000	120,000
Principal payments on capital lease obligations	(523)	(140)
Repayment of long-term debt	(182,875)	(975)
Payment of deferred financing and other debt-related costs	(7,785)	(1,698)
Distributions to members	(183,835)	(139,688)

Net cash provided by (used in) by financing activities	14,982	(22,501)
Effects of exchange rate changes on cash and cash equivalents	6	23

Net decrease in cash and cash equivalents	(16,294)	(15,759)
Cash and cash equivalents, beginning of period	31,267	43,291

Cash and cash equivalents, end of period	$14,973	$27,532

Supplemental cash flow information:
Net cash paid for income taxes	$125	$211
Cash paid for interest	$2,367	$4,614

Non-cash investing activities:
Non-cash consideration for acquisition of franchises	$3,000	$—
Non-cash additions to property and equipment	$—	$384

Non-cash financing activities:
Unsettled distributions to members	$—	$7,496

See accompanying notes to condensed consolidated financial statements.

Pla-Fit Holdings, LLC and subsidiaries

Condensed consolidated statement of changes in equity

(Unaudited)

(Amounts in thousands)

	Members’ equity	Accumulated other comprehensive loss	Noncontrolling interests in variable interest entities	Total equity
Balance at December 31, 2014	$146,156	$(636)	$6,229	$151,749
Net income	8,425	—	113	8,538
Other comprehensive loss	—	(678)	—	(678)
Distributions to members	(147,184)	—	—	(147,184)

Balance at March 31, 2015	$7,397	$(1,314)	$6,342	$12,425

See accompanying notes to condensed consolidated financial statements.

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

(1) Business organization

Pla-Fit Holdings, LLC (the Company) is a franchisor and operator of fitness centers, with more than 7.1 million members and 976 owned and franchised locations (referred to as stores) in 47 states, Puerto Rico and Canada as of March 31, 2015.

The Company serves as the reporting entity for various subsidiaries that operate three distinct lines of business:

•	Licensing and selling franchises under the Planet Fitness trade name.
•	Owning and operating fitness centers under the Planet Fitness trade name.
•	Selling fitness-related equipment to franchisee-owned stores.

The results of the Company have been consolidated with Matthew Michael Realty LLC (MMR) and PF Melville LLC (PF Melville) based on the determination that the Company is the primary beneficiary with respect to these variable interest entities (VIEs). These entities are real estate holding companies that derive a majority of their financial support from the Company through lease agreements.

(2) Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, these interim financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of operations, financial position and cash flows for the periods presented have been reflected. All significant intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated financial statements as of and for the quarters ended March 31, 2014 and 2015 are unaudited. The condensed consolidated balance sheet as of December 31, 2014 has been derived from the audited financial statements at that date but does not include all of the disclosures required by U.S. GAAP. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2014 and related notes thereto included elsewhere in this prospectus. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year.

The Company also consolidates entities in which it has a controlling financial interest, the usual condition of which is ownership of a majority voting interest. The Company also considers for consolidation certain interests where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a VIE, is required to be consolidated by its primary beneficiary. The primary beneficiary of a VIE is considered to possess the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the rights to receive benefits from the VIE that are significant to it. The principal entities in which the Company possesses a variable interest include franchise entities and certain other entities. The Company is not deemed to be the primary beneficiary for Planet Fitness franchise entities. Therefore, these entities are not consolidated.

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. Significant areas where estimates and judgments are relied upon by management in the preparation of the consolidated financial statements include revenue recognition, valuation of assets and liabilities in connection with acquisitions, valuation of equity based compensation awards, and the evaluation of the recoverability of goodwill and long-lived assets, including intangible assets.

(c) Fair Value

The table below presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2014 and March 31, 2015:

	Total fair value at December 31, 2014	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate caps	$1,711	$—	$1,711	$—

	Total fair value at March 31, 2015	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate caps	$932	$—	$932	$—

(d) Equity-based compensation

The Company has granted equity awards to employees in the form of Class M Units. There were no grants, exercises or forfeitures of Class M Units during the three months ended March 31, 2015. During the three months ended March 31, 2015, the Company modified the vesting terms of 10.737 outstanding Class M Units such that those units are fully vested and eligible to receive distributions following a liquidity event. There were no other changes in awards during the three months ended March 31, 2015. As a result, the total vested awards outstanding at March 31, 2015 was 101.052. The amount of total unrecognized compensation cost related to all awards under this plan was $5,591 as of March 31, 2015.

(e) Recent accounting pronouncements

The FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs in April 2015. This guidance requires reporting entities present debt issuance costs as a direct deduction from the carrying amount of the related debt liability. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity must apply this guidance retrospectively to all prior periods presented in the financial statements. The Company expects the only impact of the adoption of this guidance to be on balance sheet presentation.

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

(3) Variable interest entities

The carrying values of VIEs included in the consolidated financial statements as of December 31, 2014 and March 31, 2015 are as follows:

	December 31, 2014		March 31, 2015
	Assets	Liabilities	Assets	Liabilities
PF Melville	$3,479	$—	$3,542	$—
MMR	2,750	—	2,800	—

Total	$6,229	$—	$6,342	$—

(4) Acquisition

On March 31, 2014, the Company purchased certain assets from one of its franchisees, including eight franchisee-owned stores in New York, for consideration of $42,931, including a cash payment of $39,931 and a $3,000 discount to be applied to future equipment purchases. The $3,000 equipment discount has been recorded as deferred revenue by the Company and is being recognized as future equipment sales are made by the Company to the franchisee. In addition, as a result of the transaction, the Company incurred a loss on unfavorable reacquired franchise rights of $1,293, which has been reflected in other operating costs in the statement of operations. The loss incurred reduced the net purchase price to $41,638. The Company financed the purchase through its credit facility. The purchase consideration was allocated as follows:

Fixed assets	$7,634
Reacquired franchise rights	8,950
Membership relationships	5,882
Favorable leases, net	700
Other assets	35
Goodwill	19,771
Liabilities assumed, including deferred revenues	(1,334)

Total	$41,638

(5) National advertising fund

The Company consolidates and reports all assets and liabilities held by Planet Fitness NAF, LLC (NAF). Amounts received by NAF are reported as restricted assets and restricted liabilities within current assets and current liabilities on the condensed consolidated balance sheets. The Company provides administrative services to NAF and charges NAF a fee for providing those services. These services include accounting services, information technology, data processing, product development, legal and administrative support, and other operating expenses, which amounted to $277 and $329 for the quarters ending March 31, 2014 and 2015 respectively. The fees paid to the Company by NAF are included in the condensed consolidated statements of operations as a reduction in general and administrative expense, where the expense incurred by the Company was initially recorded.

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

(6) Property and equipment

Property and equipment as of December 31, 2014 and March 31, 2015 consists of the following:

	December 31, 2014	March 31, 2015
Land	$910	$910
Equipment	22,137	23,635
Leasehold improvements	27,361	31,405
Buildings and improvements	5,119	5,119
Vehicles	155	155
Other	4,250	4,629
Construction in progress	5,375	4,393

	65,307	70,246
Accumulated depreciation	(15,728)	(18,659)

Total	$49,579	$51,587

The Company recorded depreciation expense of $1,617 and $2,931 for the quarters ended March 31, 2014 and 2015, respectively.

(7) Goodwill and intangible assets

The Company determined that no impairment charges were required during any periods presented.

A summary of goodwill and intangible assets at December 31, 2014 and March 31, 2015 is as follows:

December 31, 2014	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	11.1	$171,782	$(41,130)	$130,652
Noncompete agreements	5.0	14,500	(6,229)	8,271
Favorable leases	7.5	2,935	(779)	2,156
Order backlog	0.4	3,400	(3,400)	—
Reacquired franchise rights	5.8	8,950	(1,167)	7,783

		201,567	(52,705)	148,862

Indefinite-lived intangible:
Trade and brand names	N/A	146,300	—	146,300

Total intangible assets		$347,867	$(52,705)	$295,162

Goodwill		$176,981	$—	$176,981

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

March, 31 2015	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	11.1	$171,782	$(45,286)	$126,496
Noncompete agreements	5.0	14,500	(6,954)	7,546
Favorable leases	7.5	2,935	(892)	2,043
Order backlog	0.4	3,400	(3,400)	—
Reacquired franchise rights	5.8	8,950	(1,556)	7,394

		201,567	(58,088)	143,479

Indefinite-lived intangible:
Trade and brand names	N/A	146,300	—	146,300

Total intangible assets		$347,867	$(58,088)	$289,779

Goodwill		$176,981	$—	$176,981

(8) Long-term debt

Long-term debt as of December 31, 2014 and March 31, 2015 consists of the following:

	December 31, 2014	March 31, 2015

Pla-Fit Holdings:
Term loan B requires quarterly installments plus interest through the term of the loan, maturing March 31, 2021. Outstanding borrowings bear interest at LIBOR or base rate (as defined) plus a margin at the election of the borrower (4.75% at December 31, 2014 and March 31, 2015)	$387,075	$506,100
Revolving credit line, requires interest only payments through the term of the loan, maturing March 31, 2019. Outstanding borrowings bear interest at LIBOR or base rate (as defined) plus a margin at the election of the borrower (4.25% at December 31, 2014 and March 31, 2015)	—	—

Total debt	387,075	506,100
Current portion of long-term debt and line of credit	3,900	5,100

Long-term debt, net of current portion	$383,175	$501,000

On March 31, 2014, the Company entered into a five-year $430,000 credit facility with a consortium of banks and lenders to refinance its existing indebtedness, as well as to provide funds for working capital, capital expenditures, acquisitions, and general corporate purposes. The facility consists of a $390,000 Term Loan and a $40,000 Revolving Credit Facility. On March 31, 2015, the Company amended this credit facility to increase the Term Loan to $510,000. The unused portion of the Revolving Credit Facility as of March 31, 2015 was $40,000. The Term Loan calls for quarterly principal installment payments of $1,275 through March 2021. Capitalized debt issuance costs associated with the outstanding term loan and revolving credit line totaled

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

$9,930 and are reflected in other long-term assets in the Company’s condensed consolidated balance sheet, net of accumulated amortization of $1,243 as of March 31, 2015.

The credit facility requires the Company to meet certain financial covenants, which the Company was in compliance with as of March 31, 2015. The facility is secured by all of the Company’s assets, excluding the assets attributable to the consolidated VIEs (see note 3).

Future principal payments of long-term debt as of March 31, 2015 are as follows:

Remainder of 2015	$3,825
2016	5,100
2017	5,100
2018	5,100
2019	5,100
Thereafter	481,875

Total	$506,100

(9) Derivative instruments and hedging activities

The Company utilizes interest-rate-related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments. The Company does not enter into derivative instruments for any purpose other than cash flow hedging. The Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is an asset, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is a liability, the Company owes the counterparty and, therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is higher than A1/A+ at the inception of the derivative transaction. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company monitors interest rate risk attributable to both the Company’s outstanding or forecasted debt obligations as well as the Company’s offsetting hedge positions.

As of March 31, 2014, the total notional amount of the Company’s outstanding LIBOR based interest-rate swap agreements that were entered into to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR was $90.6 million. It was determined during the quarter ended March 31,

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

2014 that the hedge was ineffective and expense of $92 was reclassified from other comprehensive income to interest expense. The interest rate swaps were terminated in September 2014.

In September 2014, the Company entered into a series of interest rate caps. As of March 31, 2015, the total notional amount of the Company’s outstanding interest-rate cap agreements that were entered into to hedge interest rate changes above 1.5% LIBOR was $194 million.

The interest rate cap balances of $1,711 and $932 were recorded within other assets at December 31, 2014 and March 31, 2015, respectively. The Company recorded a reduction to the value of its interest rate caps of $779, within other comprehensive loss during the three months ended March 31, 2015. These amounts have been measured at fair value and are considered to be a Level 2 fair value measurement.

As of March 31, 2015, the Company does not expect to reclassify any amounts included in accumulated other comprehensive income into earnings during the next 12 months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives’ loss to earnings include the re-pricing of variable-rate debt.

(10) Deferred revenue

The summary set forth below represents the balances in deferred revenue as of December 31, 2014 and March 31, 2015:

	December 31, 2014	March 31, 2015
Prepaid membership fees	$5,382	$5,130
Enrollment fees	1,692	1,815
Equipment discount	2,689	2,534
Annual membership fees	5,696	4,188
Area development and franchise fees	8,420	9,410

Total deferred revenue	23,879	23,077
Long-term portion of deferred revenue	9,330	9,443

Current portion of deferred revenue	$14,549	$13,634

Equipment deposits received in advance of delivery, placement, and customer acceptance as of December 31, 2014 and March 31, 2015 were $6,675 and $6,445, respectively.

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

(11) Related party transactions

Amounts due from members as of December 31, 2014 and March 31, 2015 relate to reimbursements for taxes owed and paid by the Company on their behalf.

	December 31, 2014	March 31, 2015
Accounts receivable—related entities	$11	$13
Accounts receivable—members	1,130	1,126

	1,141	1,139
Due from related parties, current portion	1,141	1,139

Due from related parties, net of current portion	$—	$—

Activity with entities considered to be related parties is summarized below.

	Quarter ended March 31,
	2014	2015
Franchise revenue	$125	$262
Equipment revenue	669	55

Total revenue from related parties	$794	$317

The Company paid management fees to TSG totaling $331 and $228 for the quarters ending March 31, 2014 and 2015, respectively.

(12) Income taxes

The Company’s effective tax rate during all periods presented is significantly lower than the U.S. federal statutory tax rate of 35% due to its election to be treated as a pass-through entity for U.S. federal income taxes and for most state income taxes. Net deferred tax liabilities of $343 and $352 as of December 31, 2014 and March 31, 2015, respectively, relate primarily to the tax effects of temporary differences for acquired intangible assets. Deferred tax assets as of December 31, 2014 and March 31, 2015 are immaterial and included in other assets in the accompanying condensed consolidated balance sheets. The Company has net operating loss carryforwards related to its Canada operations of approximately $280, which begin to expire in 2034. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

As of March 31, 2015, the total liability related to uncertain tax positions is $300. The Company recognizes interest accrued and penalties, if applicable, related to unrecognized tax benefits in income tax expense. Interest and penalties for the quarters ended March 31, 2014 and 2015 were not material.

(13) Commitments and contingencies

The Company rents equipment, office, and warehouse space at various locations in the United States and Canada under noncancelable operating leases. Rental expense was $3,551 and $4,620 for the three months

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

ending March 31, 2014 and 2015, respectively. Approximate annual future commitments under noncancelable operating leases as of March 31, 2015 are as follows:

Remainder of 2015	$9,780
2016	13,341
2017	12,996
2018	12,148
2019	10,614
Thereafter	56,348

Total	$115,227

From time to time, and in the ordinary course of business, the Company is subject to various claims, charges, and litigation, such as employment-related claims and slip and fall cases. The Company is not currently aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s financial position or result of operations.

As of March 31, 2015 the Company had advertising purchase commitments of approximately $9,944, including commitments made by the NAF. In addition the Company had open purchase orders of approximately $15,288 primarily related to equipment to be sold to franchisees.

The Company’s maximum obligation, as a result of its guarantees of leases and debt, is approximately $2,896 and $2,526 as of December 31, 2014 and March 31, 2015, respectively.

During 2013, the Company adopted the 2013 Performance Incentive Plan, which calls for pre-determined bonuses to be paid to employees of the Company upon a future liquidity event of the Company, including an initial public offering, that exceeds a predetermined threshold. As of March 31, 2015, awards outstanding under this plan total $1,740. Given the uncertainty of the underlying event, no compensation expense has been recorded to date related to this plan. The bonuses would be recorded in the period in which the liquidity event occurs, including the initial public offering contemplated in the accompanying Form S-1.

(14) Segments

The Company has three reportable segments: (i) Franchise; (ii) Corporate-owned stores; and (iii) Equipment.

The Company’s operations are organized and managed by type of products and services and segment information is reported accordingly. The Company’s chief operating decision maker (the “CODM”) is its Chief Executive Officer. The CODM reviews financial performance and allocates resources by reportable segment. There have been no operating segments aggregated to arrive at the Company’s reportable segments.

The Franchise segment includes operations related to the Company’s franchising business in the United States, Puerto Rico, and Canada. The Corporate-owned stores segment includes operations with respect to all Corporate-owned stores throughout the United States and Canada. The Equipment segment includes the sale of equipment to franchisee-owned stores.

The accounting policies of the reportable segments are the same as those described in note 2. The Company evaluates the performance of its segments and allocates resources to them based on revenue and earnings before

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

interest, taxes, depreciation, and amortization, referred to as Segment EBITDA. Revenues for all operating segments include only transactions with unaffiliated customers and include no intersegment revenues.

The tables below summarize the financial information for the Company’s reportable segments for the quarters ended March 31, 2014 and 2015. The “Corporate and other” column as it relates to Segment EBITDA primarily includes corporate overhead costs, such as payroll and related benefit costs and professional services which are not directly attributable to any individual segment.

	Quarter ended March 31,
	2014	2015
Revenue
Franchise segment	$16,500	$21,757
Corporate-owned stores segment	17,703	$23,546
Equipment segment	23,391	$31,619

Total revenue	$57,594	$76,922

Franchise segment revenue includes franchise revenue and commission income.

Franchise revenue includes $77 and $100 generated from franchisee-owned stores in Puerto Rico for the quarters ended March 31, 2014 and 2015, respectively. The Company’s Canadian corporate-owned stores generated $0 and $276 in revenue for the quarters ended March 31, 2014 and 2015, respectively. All other revenue for the periods presented was generated from corporate-owned and franchisee-owned stores within the United States. Franchise revenue includes $1,590 and $1,974 generated from placement services for the quarters ended March 31, 2014 and 2015. Costs related to placement services of $497 and $755 were included in selling, general and administrative expenses for the quarters ended March 31, 2014 and 2015, respectively.

	Quarter ended March 31,
	2014	2015

Segment EBITDA
Franchise	$12,853	$13,578
Corporate-owned stores	6,442	7,798
Equipment	5,018	6,763
Corporate and other	(4,618)	(6,372)

Total Segment EBITDA	$19,695	$21,767

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

The following table reconciles total Segment EBITDA to income before taxes:

	Quarter ended March 31,
	2014	2015
Total Segment EBITDA	$19,695	$21,767
Less:
Depreciation and amortization	6,536	8,201
Other expense	(379)	(736)

Income from operations	13,538	14,302
Interest expense, net	(6,562)	(4,756)
Other expense	(379)	(736)

Income before income taxes	$6,597	$8,810

The following table summarizes the Company’s assets by reportable segment:

	December 31, 2014	March 31, 2015
Franchise	$183,964	$135,191
Corporate-owned stores	161,183	174,991
Equipment	250,578	254,700
Unallocated	13,551	14,685

Total consolidated assets	$609,276	$579,567

The table above includes $2,011 and $3,342 of long-lived assets located in the Company’s corporate-owned stores in Canada as of December 31, 2014 and March 31, 2015, respectively.

The following table summarizes the Company’s goodwill by reportable segment:

	December 31, 2014	March 31, 2015
Franchise	$16,938	$16,938
Corporate-owned stores	67,377	67,377
Equipment	92,666	92,666

Consolidated goodwill	$176,981	$176,981

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

(15) Corporate-owned and franchisee-owned stores

The following table shows changes in our corporate-owned and franchisee-owned stores for the quarters ended March 31, 2014 and 2015:

	Quarter ended March 31,
	2014	2015

Franchisee-owned stores:
Stores operated at beginning of period	704	863
New stores opened	36	59
Stores acquired from corporate	—	—
Stores debranded, sold or consolidated	(8)	(3)

Stores operated at end of period	732	919

Corporate-owned stores:
Stores operated at beginning of period	45	55
New stores opened	—	2
Stores acquired from franchisees	8	—
Stores sold		—

Stores operated at end of period	53	57

Total stores:
Stores operated at beginning of period	749	918
New stores opened	36	61
Stores debranded, sold or consolidated	—	(3)

Stores operated at end of period	785	976

(16) Pro forma financial information

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and net income attributable to Planet Fitness, Inc., the registrant in the accompanying Form S-1 to register shares of Class A common stock of Planet Fitness, Inc. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of 40.5%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 26.5% portion of income before taxes, excluding income from variable interest entities, that represents the economic interest in Pla-Fit Holdings, LLC that will be held by Planet Fitness Inc. upon completion of the Merger and Reclassification disclosed in the Form S-1, but before application of the proceeds of the offering. The unaudited pro forma financial information also reflects an effective tax rate of 3.0% applied to noncontrolling interests representing the remaining 73.5% portion of income before taxes, excluding income from variable interest entities, related to Pla-Fit Holdings, LLC. The sum of these amounts represents total pro forma provision for income taxes of $1,099.

Pla-Fit Holdings, LLC and subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

(Amounts in thousands, except unit and per unit amounts)

The unaudited pro forma financial information also reflects the effects of the Merger and Reclassification on the allocation of pro forma net income between noncontrolling interests and Planet Fitness, Inc. After the Merger and Reclassification, but prior to the completion of the offering, the noncontrolling interests of Planet Fitness, Inc. held by the continuing owners of Pla-Fit Holdings, LLC will have a 26.5% economic ownership of Pla-Fit Holdings, LLC, and as such, 73.5% of pro forma net income will be attributable to the noncontrolling interests.

Unaudited pro forma net income per share has been computed to give effect to the number of shares issued in the offering whose proceeds would be necessary to pay the distributions to its members totaling $173,900 during the year ended December 31, 2014 and $140,000 during the quarter ended March 31, 2015 as if such distributions occurred on January 1, 2014, to the extent such distributions are in excess of the pro forma net income of $6,400 attributable to Planet Fitness, Inc. for the twelve months ended March 31, 2015, calculated as the sum of pro forma net income of $5,019 for the period from April 1, 2014 through December 31, 2014, and pro forma net income of $1,381 for the period from January 1, 2015 through March 31, 2015. The pro forma unaudited net income per share has been prepared using pro forma net income for the quarter ended March 31, 2015, which reflects the pro forma effects on provision for income taxes and the allocation of pro forma net income between noncontrolling interests and Planet Fitness, Inc., resulting from the Merger and Reclassification, but before application of the proceeds of the offering. In addition, pro forma weighted average shares outstanding includes Class A common stock of Planet Fitness, Inc. that will be outstanding after the Merger and Reclassification, but before the offering, as well as shares issued in the offering whose proceeds would be necessary to pay the distributions to members as set forth above.

The supplemental pro forma information has been computed, assuming an initial public offering price of $15.00 per share, the midpoint in the estimated price range set forth on the cover of the prospectus included in the Company’s Form S-1 Registration Statement. The computations assume there will be no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Quarter ended March 31, 2015
Pro forma net income attributable to Planet Fitness, Inc.—basic and diluted	$1,381

Pro forma weighted average shares of Class A common stock—basic and diluted (in thousands)
Weighted average shares outstanding during the period prior to the offering	26,112
Shares issued in the offering necessary to pay member distributions	9,123

Pro forma weighted average shares of Class A common stock	35,235

Pro forma net income per share—basic and diluted	$0.04

(17) Subsequent events

The Company has evaluated events that have occurred subsequent to March 31, 2015 through May 5, 2015, the date these consolidated financial statements were available to be issued.

black card spa

HydroMassage

planet fitness

Westminster, Maryland

abs & stretching

Toronto, Canada

Planet of Triumphs
REAL STORIES. REAL MEMBERS.
100% JUDGEMENT FREE.
www.planetoftriumphs.com
I LOOK FORWARD TO MY WEEK BECAUSE ...
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FEELING LIKE ...
a rock star thanks to an incredible workout this morning!!! Everyo... Read More
ONE YEAR AGO, I NEVER THOUGHT I WOULD ...
Be where I'm at now. I weighed 353 lbs a year ago. I've lost 147 l... Read More
BEFORE 10AM TODAY I ...
Had a great arm workout & I know it was good when it takes a lot t... Read More
I JUST WOULD LIKE TO THANK THE FOLKS ...
at Planet Fitness Corporate as well as Planet Fitness Colorado Spr... Read More
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I ONCE THOUGHT I'D NEVER ...
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Through and including , 2015 (25 days after the commencement of this offering), all dealers that effect transactions in shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of Class A common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and NYSE listing fee.

Item	Amount to be paid
SEC registration fee	$28,865
FINRA filing fee	37,110
NYSE listing fee	275,000
Blue sky fees and expenses	25,000
Printing and engraving expenses	531,000
Legal fees and expenses	2,390,000
Accounting fees and expenses	1,250,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous expenses	1,220,000

Total	$5,766,975

Item 14. Indemnification of directors and officers

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 145(b) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

We have also entered into indemnification agreements with certain of our directors. Such agreements generally provide for indemnification by reason of being our director, as the case may be. These agreements are in addition to the indemnification provided by our certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Please see the form of underwriting agreement filed as Exhibit 1.1 hereto.

Our amended and restated bylaws indemnify the directors and officers to the full extent of the DGCL and also allow the board of directors to indemnify all other employees. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the bylaws shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

We also maintain a directors’ and officers’ insurance policy, The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Item 15. Recent sales of unregistered securities

In March 2015, the registrant issued 100 shares of common stock to Christopher Rondeau for aggregate consideration of $1. The shares were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transaction did not involve a public offering.

In connection with the recapitalization transactions described in the accompanying prospectus, the registrant will issue shares of Class B common stock to investment funds affiliated with TSG Consumer Partners, LLC, and certain members of our management and our board of directors. The shares of Class B common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

See Exhibit Index following the signature page.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Newington, State of New Hampshire, on August 5, 2015.

PLANET FITNESS, INC.

By:	/s/ Christopher Rondeau
Name:	Christopher Rondeau
Title:	Chief Executive Officer

*            *            *

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Rondeau Christopher Rondeau	Chief Executive Officer and Director (Principal Executive Officer)	August 5, 2015

/s/ Dorvin Lively Dorvin Lively	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 5, 2015

* Charles Esserman	Director	August 5, 2015

* Marc Grondahl	Director	August 5, 2015

* Michael Layman	Director	August 5, 2015

* Pierre LeComte	Director	August 5, 2015

* Stephen Spinelli, Jr.	Director	August 5, 2015

* Edward Wong	Director	August 5, 2015

*By:	/s/ Dorvin Lively
Attorney-in-fact

Exhibit index

Exhibit number	Description of exhibit

1.1†	Form of Underwriting Agreement

2.1†	Merger Agreement between Planet Fitness, Inc. and Planet Fitness Holdings, L.P.

3.1†	Restated Certificate of Incorporation of Planet Fitness, Inc.

3.2†	Amended and Restated Bylaws of Planet Fitness, Inc.

4.1†	Form of Class A Common Stock Certificate

5.1†	Opinion of Ropes & Gray LLP

10.1†	Amended and Restated Credit Agreement dated as of March 31, 2014 among Planet Intermediate, LLC, as Holdings, Planet Fitness Holdings, LLC, as Borrower, the other loan parties thereto, and the lenders party thereto

10.2†	Amendment No. 1 to Amended and Restated Credit Agreement dated as of March 31, 2015 among Planet Intermediate, LLC, Planet Fitness Holdings, LLC, the lenders party thereto and JP Morgan Chase Bank, N.A.

10.3†	Amended and Restated Pledge and Security Agreement dated as of March 31, 2014 by and between Planet Intermediate, LLC, Planet Fitness Holdings, LLC, as Borrower, and Borrower Grantors from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent for the lenders party thereto

10.4†	Form of Amended and Restated Pla-Fit Holdings, LLC Operating Agreement

10.5†	Form of Tax Receivable Agreement with the Continuing LLC Owners

10.6†	Form of Tax Receivable Agreement with the Direct TSG Investors

10.7†	Form of Registration Rights Agreement

10.8†	Form of Stockholders Agreement

10.9†	Form of Exchange Agreement

10.10†	Amended and Restated Employment Agreement with Christopher Rondeau

10.11†	Form of Director Indemnification Agreement

10.12†	Amended and Restated Employment Agreement with Dorvin Lively

10.13†	Amended and Restated Employment Agreement with Richard Moore

10.14†	Pla-Fit Holdings, LLC 2013 Equity Incentive Plan

10.15†	Form of Class M Unit Award under Pla-Fit Holdings, LLC 2013 Equity Incentive Plan

10.16†	Form of Planet Fitness, Inc. 2015 Omnibus Incentive Plan

10.17†	Form of Planet Fitness, Inc. Cash Incentive Plan

10.18†	Form of Recapitalization Agreement

10.19†	Form of Stock Option Award

10.20†	Form of Restricted Stock Unit Award

21.1†	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP

23.2†	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1†	Power of Attorney (included in the signature pages to this Registration Statement)

†	Previously filed.